Filed Pursuant to Rule 424(b)(4)
Registration No. 333-199958
PROSPECTUS
11,000,000 Shares

Common Shares
This is an initial public offering of common shares of James River Group Holdings, Ltd. The selling shareholders identified in this prospectus are offering 11,000,000 common shares to be sold in the offering. All shares are being offered by the selling shareholders. We will not receive any of the proceeds from the sale of our common shares by the selling shareholders in this offering. Prior to this offering, there has been no public market for our common shares. The initial public offering price of our common shares is $21.00 per share.
The underwriters have the option to purchase up to 1,650,000 additional common shares from the selling shareholders at the initial public offering price, less the underwriting discounts and commissions. The underwriters can exercise this option within 30 days from the date of this prospectus.
We have been approved to list our common shares on the NASDAQ Global Select Market under the symbol “JRVR.”
We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startup Act of 2012 and, as such, have elected to comply with certain reduced public company disclosure requirements.
Investing in our common shares involves significant risks. See “Risk Factors” beginning on page 15.
Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$21.00	$231,000,000
Underwriting discounts and commissions(1)	$1.26	$13,860,000
Proceeds, before expenses, to selling shareholders	$19.74	$217,140,000

(1)
The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting.”

Consent under the Bermuda Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority (the “BMA”) for the issue and transfer of our common shares to and between residents and non-residents of Bermuda for exchange control purposes provided our common shares remain listed on an appointed stock exchange, which includes the NASDAQ Global Select Market. In granting such consent the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.
The underwriters expect to deliver our common shares to purchasers on or about December 17, 2014.

Joint Book-Running Managers
Keefe, Bruyette & Woods	UBS Investment Bank	FBR	BMO Capital Markets
A Stifel Company
Co-managers
KeyBanc Capital Markets	SunTrust Robinson Humphrey	Scotiabank

The date of this prospectus is December 11, 2014.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.
No action is being taken in any jurisdiction outside the United States to permit the public offering of our common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States must inform themselves about and observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.
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CERTAIN DEFINED TERMS
Unless the context indicates or suggests otherwise, references in this prospectus to “the Company,” “we,” “us” and “our” refer to James River Group Holdings, Ltd. and its consolidated subsidiaries. Other entities are referred to as follows:
“D. E. Shaw Affiliates” means D. E. Shaw CF-SP Franklin, L.L.C., a Delaware limited liability company; D. E. Shaw CH-SP Franklin, L.L.C., a Delaware limited liability company; and D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company.
“Falls Lake General” means Falls Lake General Insurance Company (formerly Stonewood General Insurance Company), an Ohio domiciled stock insurance company and wholly-owned subsidiary of Falls Lake National.
“Falls Lake Group” means Falls Lake General, Falls Lake National and Stonewood Insurance.
“Falls Lake National” means Falls Lake National Insurance Company (formerly Stonewood National Insurance Company), an Ohio domiciled stock insurance company and a wholly-owned subsidiary of James River Group.
“Goldman Sachs” means The Goldman Sachs Group, Inc., a Delaware corporation and JRVR Investors Offshore LP, a Cayman Islands exempted limited partnership.
“James River Casualty” means James River Casualty Company, a Virginia domiciled stock insurance company and a wholly-owned subsidiary of James River Insurance.
“James River Group” means James River Group, Inc., a Delaware insurance holding company and a wholly-owned subsidiary of the Company.
“James River Insurance” means James River Insurance Company, an Ohio domiciled stock insurance company and a wholly-owned subsidiary of James River Group.
“JRG Re” means JRG Reinsurance Company, Ltd., a Bermuda domiciled reinsurance company and a wholly-owned subsidiary of the Company.
“Stonewood Insurance” means Stonewood Insurance Company, a North Carolina domiciled stock insurance company and wholly-owned subsidiary of Falls Lake National.
Certain abbreviations and definitions of certain insurance, reinsurance, financial and other terms used in this prospectus are defined in the “Glossary of Industry and Other Terms” section of this prospectus.
REGISTERED TRADEMARKS AND TRADEMARK APPLICATIONS
“James River,” “James River Group,” “Falls Lake Insurance Companies” and our Blue/Grey Logo are the subject of either a trademark registration or an application for registration in the United States. Other brands, names and trademarks contained in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names are referred to in this prospectus without the SM and ® symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names.
MARKET AND INDUSTRY DATA
We use market and industry data, forecasts and projections throughout this prospectus. We have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved.
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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. It does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes contained elsewhere in this prospectus before making an investment decision. Some of the statements in this summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” For the definitions of certain terms used in this prospectus, see “Glossary of Industry and Other Terms.” All dollar amounts referred to in this prospectus are in U.S. dollars unless otherwise indicated.
Our Company
James River Group Holdings, Ltd. is a Bermuda-based insurance holding company. We own and operate a group of specialty insurance and reinsurance companies founded by members of our management team. For the year ended December 31, 2013, 70% of our group-wide gross written premiums originated from the U.S. excess and surplus (“E&S”) lines market. Substantially all of our business is casualty insurance and reinsurance, and for the year ended December 31, 2013, we derived over 95% of our group-wide gross written premiums from casualty insurance and reinsurance. Our objective is to generate compelling returns on tangible equity, while limiting underwriting and investment volatility. We seek to accomplish this by earning profits from insurance and reinsurance underwriting on a consistent basis while managing our capital opportunistically to grow tangible equity per share for our shareholders. Our group includes three specialty property-casualty insurance and reinsurance segments: Excess and Surplus Lines, Specialty Admitted Insurance and Casualty Reinsurance. In all of our segments, we tend to focus on accounts associated with small or medium-sized businesses.
For the year ended December 31, 2013, we wrote $368.5 million in gross written premiums, earned net income of  $67.3 million and had a combined ratio of 91.2%. For the nine months ended September 30, 2014, our combined ratio was 94.7%. Our combined ratio from January 1, 2008 to September 30, 2014 was 98.8%. A combined ratio that is less than 100% indicates profitable underwriting. Earning an underwriting profit means the premiums earned in the period are greater than the sum of all losses, loss adjustment expenses and other costs associated with operations in that same period. Making consistent underwriting profits is important to us because if we earn positive results from underwriting, we can then count all of our investment income as profits. If we have underwriting losses, we must use investment income or capital to cover those losses. This is why we believe underwriting results are an important criterion for evaluating our performance. According to a report issued in September 2014 by A.M. Best Company, the U.S. E&S lines market (from which we earn 70% of our gross written premiums) has had meaningfully better underwriting results than the broader U.S. property-casualty industry over the five and ten year periods ending in 2013.
We also measure financial performance by our percentage growth in tangible equity per share and return on tangible equity. Since our formation in December of 2007 through September 30, 2014, we have increased tangible equity per share at a compounded rate of 9.4% per year, after giving effect to dividends paid and share repurchases. Tangible equity is defined as our shareholders’ equity less goodwill and intangible assets. Until recently, we held substantial amounts of undeployed capital as we had to fully capitalize our reinsurance company prior to its writing any business. We are now growing into our capital base, and in the twelve month period ended September 30, 2014, our after-tax operating return on tangible equity was 12.6%, after giving effect to dividends. In August 2014, we declared a $70.0 million dividend to our shareholders.
We write very little property or catastrophe insurance and no property catastrophe reinsurance. For the year ended December 31, 2013, property insurance and reinsurance represented less than 5% of our gross written premiums. When we do write property insurance, we buy reinsurance to significantly mitigate our risk. We have structured our reinsurance arrangements so that our estimated net pre-tax loss from a 1/1000 year probable maximum loss event is no more than $10.0 million on a group-wide basis.
When attractive opportunities arise, we seek to grow our business while maintaining a conservative balance sheet and having lower volatility in our underwriting results. For example, for the year ended December 31, 2013, our Excess and Surplus Lines segment’s gross written premiums increased by 21.3%

over 2012 and rate per unit of exposure grew by 2.6% over 2012. The growth in premiums and increase in rates has continued in 2014, with premiums up 28.7% through the nine months ended September 30, 2014 compared to the corresponding period in 2013, while rates per unit of exposure have increased by 2.8% through the nine months ended September 30, 2014 over the corresponding period in 2013. Unit of exposure is a measure that we use to associate the premiums charged on a policy with a factor that relates directly to the exposures covered by the policy.
We report our business in four segments: Excess and Surplus Lines, Specialty Admitted Insurance, Casualty Reinsurance and Corporate and Other.
The Excess and Surplus Lines segment offers E&S commercial lines liability and property insurance in every U.S. state and the District of Columbia through James River Insurance and its wholly-owned subsidiary, James River Casualty. James River Insurance and James River Casualty are both non-admitted carriers. Non-admitted carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market companies, allowing them flexibility to change the coverage terms offered and the rate charged without the time constraints and financial costs associated with the filing process. In 2013, the average account in this segment generated annual gross written premiums of approximately $16,000. The Excess and Surplus Lines segment distributes primarily through wholesale insurance brokers. Members of our management team have participated in this market for over three decades and have long-standing relationships with the wholesale agents who place E&S lines accounts. The Excess and Surplus Lines segment produced 52.2% of our gross written premiums for the year ended December 31, 2013.
The Specialty Admitted Insurance segment focuses on niche classes within the standard insurance markets, such as workers’ compensation coverage for residential contractors, light manufacturing operations, transportation workers and healthcare workers in North Carolina, Virginia and South Carolina. This segment has admitted licenses in 47 states and the District of Columbia. While this segment has historically focused on workers’ compensation business, going forward, we anticipate growing our fronting business and our other commercial lines through our program business. We believe we can earn substantial fees in our program and fronting business by writing policies and then transferring all or a substantial portion of the underwriting risk position to other capital providers that pay us a fee for “fronting” or ceding the business to them. The Specialty Admitted Insurance segment distributes through a variety of sources, including independent retail agents, program administrators and managing general agents (“MGAs”). The Specialty Admitted Insurance segment produced 5.6% of our gross written premiums for the year ended December 31, 2013.
The Casualty Reinsurance segment consists of JRG Re, our Bermuda domiciled reinsurance subsidiary, which provides proportional and working layer casualty reinsurance to third parties and to our U.S.-based insurance subsidiaries. The Casualty Reinsurance segment’s underwriting results only include the results of reinsurance written with unaffiliated companies and do not include the premiums and losses ceded under our internal quota share arrangement described below, which are captured in our Excess and Surplus Lines and Specialty Admitted Insurance segments, respectively. Typically, we structure our reinsurance contracts (also known as treaties) as quota share arrangements, with loss mitigating features, such as commissions that adjust based on underwriting results. We frequently include risk mitigating features in our excess working layer treaties, which allows the ceding company to capture a greater percentage of the profits should the business prove more profitable than expected, or alternatively provides us with additional premiums should the business incur higher than expected losses. We believe these structures allow us to participate in the risk side-by-side with the ceding company and best align our interests with the interests of our cedents. Treaties with loss mitigation features including sliding scale ceding commissions represented 84% of the gross premiums written by our Casualty Reinsurance segment during the first nine months of 2014. We typically do not assume large individual risks in our Casualty Reinsurance segment, nor do we write property catastrophe reinsurance. Two of the three largest unaffiliated accounts written by JRG Re in 2013 and during the first nine months of 2014 were ceded from E&S carriers. The Casualty Reinsurance segment distributes through traditional reinsurance brokers. The Casualty Reinsurance segment produced 42.2% of our gross written premiums for the year ended December 31, 2013.

We have direct intercompany reinsurance agreements under which we cede 70% of the pooled net written premiums of our U.S. subsidiaries (after taking into account third-party reinsurance) to JRG Re. This business is ceded to JRG Re under a proportional, or quota-share, reinsurance treaty that provides for an arm’s length ceding commission. Notwithstanding the intercompany agreement, from an accounting perspective, the economic results (underwriting profits or losses) of this business are reflected in our Excess and Surplus Lines and Specialty Admitted Insurance reporting segments. At September 30, 2014, approximately 64% of our cash and invested assets were held by JRG Re, which we believe benefits from a favorable operating environment, including an absence of corporate income or investment taxes. For the year ended December 31, 2013, our total effective tax rate was 12.6%. We also pay a 1% excise tax on premiums ceded to JRG Re.
The Corporate and Other segment consists of the management and treasury activities of our holding companies and interest expense associated with our debt.
In 2013, our underwriting subsidiaries wrote a total of  $368.5 million in gross written premiums, allocated by segment and underlying market as follows:
Gross Written Premiums by Segment	Gross Written Premiums by Underlying Market

The A.M. Best financial strength rating for our group’s regulated insurance subsidiaries is “A-” (Excellent), with a “positive outlook.” This rating reflects A.M. Best’s opinion of our insurance subsidiaries’ financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors.
The financial strength ratings assigned by A.M. Best have an impact on the ability of our regulated subsidiaries to attract and retain agents and brokers and on the risk profiles of the submissions for insurance that our subsidiaries receive. The “A-” (Excellent), with a “positive outlook” ratings assigned to our insurance and reinsurance subsidiaries are consistent with our business plans and we believe allow our subsidiaries to actively pursue relationships with the agents and brokers identified in their marketing plans.
Our Competitive Strengths
We believe we have the following competitive strengths:
Proven and Strong Management Team Whose Financial Interests are Aligned with Shareholders. Our Chairman and Chief Executive Officer, J. Adam Abram, has a history of forming and managing profitable specialty insurance companies. Mr. Abram was the founder of Front Royal Group in 1992, which was sold to Argo Group International Holdings Limited (Nasdaq: AGII) in August 2001. In 2002, Mr. Abram formed James River Group, our predecessor company, which enjoyed strong underwriting profits until it was sold to James River Group Holdings, Ltd. (formerly Franklin Holdings (Bermuda), Ltd.) in

December 2007. Mr. Abram has also founded and run successful businesses in the banking and commercial real estate sectors. Mr. Abram intends to invest $5.0 million in this offering (which, based upon the initial public offering price of  $21.00 per share, would be equivalent to the purchase of approximately 238,000 common shares) through our directed share program. See “Underwriting — Directed Share Program.”
Our President and Chief Operating Officer, Robert P. Myron, who has served in various capacities with our group since 2010, has a history of working in a senior management capacity in the insurance and reinsurance industries in both the United States and Bermuda. Mr. Myron has significant experience working in finance, underwriting and operations of several different insurance and reinsurance companies over the course of his career. Mr. Myron intends to invest $1.0 million in this offering (which, based upon the initial public offering price of  $21.00 per share, would be equivalent to the purchase of approximately 47,600 common shares) through our directed share program.
Our Chief Financial Officer, Gregg Davis, has been with our group and its predecessors since 1992 and was the Chief Financial Officer of Front Royal Group, working alongside Mr. Abram for almost two decades. Mr. Davis intends to invest $500,000 in this offering (which, based upon the initial public offering price of  $21.00 per share, would be equivalent to the purchase of approximately 23,800 common shares) through our directed share program.
Our President and Chief Executive Officer of our Excess and Surplus Lines segment, Richard Schmitzer, who has been with our group since July 2009, has a history of working in a senior management capacity in the E&S lines industry. Mr. Schmitzer has significant experience working in underwriting and operations of several different insurance companies over the course of his career. Mr. Schmitzer intends to invest $500,000 in this offering (which, based upon the initial public offering price of  $21.00 per share, would be equivalent to the purchase of approximately 23,800 common shares) through our directed share program.
Broad Underwriting Expertise. We have a broad appetite to underwrite a diverse set of risks and strive to be innovative in tailoring our products to provide solutions for our distribution partners and insureds. As a result, we believe we are a “go to” market for a wide variety of risks. We are able to structure solutions for our insureds and the wholesale brokers with whom we work because of our deep technical expertise and experience in the niches and specialties we underwrite.
Conservative Risk Management with an Emphasis on Lowering Volatility. We earn our profits by taking underwriting and investment risk. We have experience underwriting in many classes of insurance. We also have experience investing in many types of assets. At the same time, we actively seek to avoid underwriting business or making investments that involve an unacceptably high risk of causing large losses.
We seek to limit our catastrophic underwriting exposure in all areas, but in particular to property risks and catastrophic events. Our U.S. primary companies purchase reinsurance from unaffiliated reinsurers to manage our net exposure to any one risk or occurrence. In addition, our policy forms and pricing are subject to regular formal analysis to ensure we are insuring the types of risks we intend and that we are being appropriately compensated for taking on those risks. When we write reinsurance, we seek to avoid catastrophic risks and contractually limit the amount of exposure we have to any one risk or occurrence. We prefer to structure our assumed reinsurance treaties as proportional or quota share reinsurance, which is generally less volatile than excess of loss or catastrophe reinsurance. We believe this structure aligns our interests with those of the ceding company.
We attempt to improve risk-adjusted returns in our investment portfolio by allocating a portion of our portfolio to investments where we take measured risks based upon detailed knowledge of certain niche asset classes. We do not operate like a hedge fund, but we are comfortable allocating a portion of our assets to non-traditional investments. We consider non-traditional investments to include investments that are (1) unrated bond or fixed income securities (2) non-listed equities or (3) investments that generally have less liquidity than rated bond or fixed income securities or listed equities. We characterize these investments as non-traditional because we do not believe that these types of investments are commonly held by property-casualty insurance companies. Non-traditional investments held at September 30, 2014 and their respective percentage of our total invested assets at such date consist of syndicated bank loans (19.1%), interests in limited liability companies that invest in renewable energy opportunities (1.9%), limited partnerships that invest in debt or equity securities (0.4%), and a private debt security (0.4%). While we are willing to make investments in non-traditional types of investments, we seek to avoid asset classes and investments that we do not understand or that could expose us to inappropriate levels of risk. The weighted average credit rating of our portfolio of fixed maturity securities, bank loans and redeemable preferred stocks as of September 30, 2014 was “A.” We also maintain a disciplined interest rate position by maintaining a weighted average duration of approximately three years for this portfolio as of September 30, 2014.
Talented Underwriters and Operating Leadership. The managers of our 15 underwriting divisions have an average of over 25 years of industry experience, substantial subject matter expertise and deep technical knowledge and have been successful and profitable underwriters for us in the specialty casualty insurance and reinsurance sectors. Our segment presidents have an average of 31 years of experience and all have extensive backgrounds and histories working in management capacities in specialty casualty insurance and reinsurance.
Robust Technology and Data Capture. We seek to ground our underwriting decisions in reliable historical data and technical evaluation of risks. Our underwriters utilize intuitive systems and differentiated technologies, many of which are proprietary. We have implemented processes to capture extensive data on our book of business, before, during and after the underwriting analysis and decision. We use the data we collect to inform and, we believe, improve our judgment about similar risks as we refine our underwriting criteria. We use the data we collect in regular formal review processes for each of our lines of business and significant reinsurance treaties.
Focus on Small and Medium-Sized Casualty Niche and Specialty Business. We believe that small and medium-sized casualty accounts, in niche areas where we focus, are consistently among the most attractive subsets of the property-casualty insurance and reinsurance market. We think the unique characteristics of the risks within these markets require each account to be individually underwritten in an efficient manner. Many carriers have chosen either to reject business that requires individual underwriting or have attempted to automate the underwriting of this highly variable business. While we use technology to greatly reduce the cost of individually underwriting these accounts in our Excess and Surplus Lines and Specialty Admitted Insurance segments, we continue to have our underwriters make individual judgments regarding the underwriting and pricing of each account. We believe this approach is more likely to produce consistent results over time and across markets. In addition, while we believe that the insurance and reinsurance industry is generally overcapitalized at this time and that rates in certain property and casualty sectors are “soft” or “softening,” we are currently achieving rate increases and experiencing benign loss trends in our Excess and Surplus Lines and Specialty Admitted Insurance segments, which represented 57.8% of our gross written premiums for the twelve months ended December 31, 2013. We believe that there are compelling opportunities for measured but profitable growth in many sectors of the insurance and reinsurance market we target.
Active Claims Management. Our U.S.-based primary insurance companies actively manage claims as part of keeping losses and loss adjustment expenses low. We attempt to investigate and settle all covered claims promptly and thoroughly, which we generally accomplish through direct contact with the insured and other affected parties. We have been able to close 90% of claims within three to five years, and as of September 30, 2014, our reserves for claims incurred but not reported (“IBNR”) were approximately 71% of our total net loss reserves. When our investigation leads us to conclude that a claim or claims are not validly covered under the policy form, we vigorously contest payment and are willing to pursue prosecution for claims fraud when warranted.
Efficient Operating Platform. Our Bermuda domicile and operations provide for capital flexibility and an efficient tax structure. At September 30, 2014, approximately 64% of our cash and invested assets were held by our Bermuda-based subsidiary which benefits from a favorable operating environment, including an absence of corporate income or investment taxes. We also have a competitive and decreasing expense ratio, as we carefully manage personnel and all other costs throughout our group while growing our business. In addition, Bermuda has many advantages as a place of domicile, including a large population of experienced insurance executives, a deep market of reinsurance business and a well-established regulatory regime that has fostered the acceptance of Bermuda-based reinsurers by rating agencies and insurance buyers.

Our Strategy
We believe our approach to our business will help us achieve our goal of generating compelling returns on tangible equity while limiting volatility in our financial results. This approach involves the following:
Generate Consistent Underwriting Profits. We seek to make underwriting profits each and every year. We attempt to find ways to grow in markets that we believe to be profitable, but are less concerned about growth than maintaining profitability in our underwriting activities (without regard to investment income). Accordingly, we are willing to reduce the premiums we write when we cannot achieve the pricing and contract terms we believe are necessary to meet our financial goals.
Maintain a Strong Balance Sheet. Balance sheet integrity is key to our long-term success. In order to maintain balance sheet integrity, we seek to estimate the amount of future obligations, especially reserves for losses, in a consistent and appropriate fashion. Excluding 2012, we have had favorable loss reserve development for each prior year period since 2008 and for the nine months ended September 30, 2014. From December 31, 2007 through September 30, 2014, we have experienced $96.8 million of cumulative net favorable reserve development.
Focus on Specialty Insurance Markets. By focusing on specialty markets in which our underwriters have particular expertise and in which we have fewer competitors than in standard markets, we have greater flexibility to price and structure our products in accordance with our underwriting strategy. We believe underwriting profitability can best be achieved through restricting our risk taking on insurance and reinsurance to niches where, because of our expertise, we can distinguish ourselves in the underwriting and pricing process.
Use Timely and Accurate Data. We design our internal processing and data collection systems to provide our management team with accurate and relevant information in real-time. Our data warehouse collects premium, commission and claims data, including detailed information regarding policy price, terms, conditions and the nature of the insured’s business. This data allows us to analyze trends in our business, including results by individual agent or broker, underwriter and class of business and expand or contract our operations quickly in response to market conditions. We rely on our information technology systems in this process. Additionally, the claims staff also contributes to our underwriting operations through its communication of claims information to our underwriters.
Respond Rapidly to Market Opportunities and Challenges. We plan to grow our business to take advantage of opportunities in markets in which we believe we can use our expertise to generate consistent underwriting profits. We seek to measure rates monthly and react quickly to changes in the rates or terms the market will accept. For the year ended December 31, 2013, our Excess and Surplus Lines segment gross written premiums increased by 21.3% and our rate per unit of exposure grew by 2.6%, both over the same period in 2012. The growth in premiums and increase in rates has continued during the first nine months of 2014, with gross written premiums up 28.7% and rate per unit of exposure growing 2.8% over the corresponding period of 2013. In this favorable pricing environment, we have taken steps to grow and are increasing gross written premiums across most underwriting divisions in this segment. Recently, we have enjoyed success writing insurance for companies engaged in energy-related businesses and offering insurance products in the growing “shared economy” technology sector. At the same time, as rates have decreased for medical professional liability we have significantly reduced our writings in this class.
When market conditions have been challenging, or when actual experience has not been as favorable as we anticipated, we have tried to act quickly to evaluate our situation and to make course corrections in order to protect our profits and preserve tangible equity. Our actions have included reducing our writings when margins tightened, exiting lines or classes of business when we believed the risk of continuing to write a line outweighed the potential rewards from underwriting the line and increasing loss estimates when we determined that it was appropriate. For example, when commercial casualty rates (which we believe are a proxy for E&S casualty pricing) declined from 2008 to 2011, we reduced our gross written premiums in our Excess and Surplus Lines segment from $184.2 million in 2008 to $116.1 million in 2010 while maintaining combined ratios of 87.6%, 91.7% and 88.9% for the years 2008, 2009 and 2010, respectively, for this segment. In our Casualty Reinsurance segment, we had underwriting profits from writing crop reinsurance in 2008, 2009 and 2010. However, we had pre-tax underwriting losses of  $9.4 million and $5.7 million in

2011 and 2012. We responded by discontinuing this line of business and now have no further exposure to crop reinsurance. Similarly, when the workers’ compensation business in our Specialty Admitted Insurance segment was negatively impacted by the severe recession from 2008 to 2012, we significantly reduced our premium writings and increased our best estimate of loss reserves for this line of business. As a result of subsequent favorable loss experience, those reserve increases have since proven redundant.
Manage Capital Actively. We seek to make “both sides” of our balance sheet generate better than average risk-adjusted returns than our peers. We invest and manage our capital with a goal of consistently increasing tangible equity for our shareholders and generating attractive returns on tangible equity. We intend to expand our premium volume and capital base to take advantage of opportunities to earn an underwriting profit or to reduce our premium volume and capital base if attractive underwriting opportunities are not available. We expect to finance our future operations with a combination of debt and equity and do not intend to raise or retain more capital than we believe we can profitably deploy in a reasonable time frame. We may not, however, always be able to raise capital when needed. Although we anticipate being able to pay a regular dividend, our ratings from A.M. Best are very important to us and maintaining them will be a principal consideration in our decisions regarding capital management.
Our Structure
The chart below displays our corporate structure as it pertains to our holding and operating subsidiaries.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), including as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. These exemptions include:
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reduced disclosure about our executive compensation arrangements and no requirement to include a compensation discussion and analysis;

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no requirement to hold nonbinding advisory shareholder votes on executive compensation or golden parachute arrangements;

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the ability to present only two years of audited financial statements and only two years of related disclosure in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this registration statement of which this prospectus forms a part;

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an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”); and

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the ability to use an extended transition period for complying with new or revised accounting standards.

We intend to take advantage of some, but not all, of the exemptions available to emerging growth companies until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you invest.
We are irrevocably electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.
Following this offering, we will continue to be an emerging growth company until the earliest to occur of  (1) the last day of the fiscal year during which we had total annual gross revenues of at least $1 billion (as indexed for inflation), (2) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering under this prospectus, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt and (4) the date on which we are deemed to be a “large accelerated filer,” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Recapitalization
On December 9, 2014, we effected a share conversion and split in which all of our outstanding Class A common shares were converted into common shares, on a 1 for 50 basis. We refer to the conversion of Class A common shares to common shares and the split as the “Recapitalization.” Our authorized share capital following the Recapitalization consists of 200,000,000 common shares, par value $0.0002 per share (28,540,350 issued and outstanding), and 20,000,000 undesignated preferred shares, par value $0.00125 per share (none issued and outstanding). See “Capitalization” and “Description of Share Capital.”
Information in this prospectus gives effect to the conversion of all outstanding Class A common shares into common shares at a 1 for 50 ratio, unless otherwise indicated.
Summary Financial Data
The following tables present summary financial data of James River Group Holdings, Ltd. derived from (1) our consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013, which have been audited by Ernst & Young LLP, included in this prospectus, (2) our unaudited condensed consolidated balance sheet as of September 30, 2014 and 2013, and the related condensed consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2014 and 2013, included in this prospectus and (3) our unaudited condensed consolidated balance sheet as of December 31, 2011. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of our management, the unaudited condensed consolidated financial statements presented in the tables below reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods indicated.

These historical results are not necessarily indicative of results to be expected from any future period. The following information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Selected Consolidated Financial and Other Data” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.
	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	($ in thousands, except for per share data)
Operating Results:
Gross written premiums(1)	$415,616	$284,420	$368,518	$491,931	$490,821
Ceded written premiums(2)	(47,998)	(30,157)	(43,352)	(139,622)	(57,752)
Net written premiums	$367,618	$254,263	$325,166	$352,309	$433,069
Net earned premiums	$286,057	$246,509	$328,078	$364,568	$337,105
Net investment income	33,189	34,701	45,373	44,297	48,367
Net realized investment (losses) gains	(1,678)	12,992	12,619	8,915	20,899
Other income	740	153	222	130	226
Total revenues	318,308	294,355	386,292	417,910	406,597
Losses and loss adjustment expenses	171,936	141,803	184,486	264,496	233,479
Other operating expenses	98,971	89,039	114,804	126,884	115,378
Other expenses	2,848	605	677	3,350	592
Interest expense	4,661	5,200	6,777	8,266	8,132
Amortization of intangible assets	447	1,918	2,470	2,848	2,848
Impairment of intangible assets	—	—	—	4,299	—
Total expenses	278,863	238,565	309,214	410,143	360,429
Income before income tax expense	39,445	55,790	77,078	7,767	46,168
Income tax expense (benefit)	3,626	6,483	9,741	(897)	7,695
Net income(3)	$35,819	$49,307	$67,337	$8,664	$38,473
Net operating income(4)	$39,639	$40,585	$58,918	$7,935	$22,352
Earnings per Share:
Basic	$1.26	$1.59	$2.21	$0.24	$1.08
Diluted	$1.24	$1.59	$2.21	$0.24	$1.06
Weighted-average shares outstanding – diluted	28,787,500	31,084,950	30,500,800	35,733,350	35,718,000

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2014	2013	2013	2012	2011
	($ in thousands, except for ratios)
Balance Sheet Data:
Cash and invested assets	$1,302,060	$1,258,030	$1,217,078	$1,235,537	$1,162,966
Reinsurance recoverables	121,929	120,488	120,477	176,863	91,073
Goodwill and intangible assets	222,106	223,105	222,553	225,023	233,827
Total assets	1,969,586	1,919,115	1,806,793	2,025,381	1,752,605
Reserve for losses and loss adjustment expenses	690,882	714,538	646,452	709,721	565,955
Unearned premiums	305,485	227,773	218,532	239,055	223,613
Senior debt	78,300	58,000	58,000	35,000	35,000
Junior subordinated debt	104,055	104,055	104,055	104,055	104,055
Total liabilities	1,294,879	1,231,346	1,105,303	1,241,341	990,230
Total shareholders’ equity	674,707	687,769	701,490	784,040	762,375
GAAP Underwriting Ratios:
Loss ratio(5)	60.1%	57.5%	56.2%	72.6%	69.3%
Expense ratio(6)	34.6%	36.1%	35.0%	34.8%	34.2%
Combined ratio(7)	94.7%	93.6%	91.2%	107.4%	103.5%
Other Data:
Tangible shareholders’ equity(8)	$452,601	$464,664	$478,937	$559,017	$528,548
Tangible shareholders’ equity per common share outstanding	$15.86	$16.29	$16.78	$15.52	$14.80
Debt to total capitalization ratio(9)	21.3%	19.1%	18.8%	15.1%	15.4%
Regulatory capital and surplus(10)	$575,544	$563,635	$580,267	$596,272	$587,518
Net written premiums to surplus ratio(11)	0.9	0.6	0.6	0.6	0.7

(1)
The amount received or to be received for insurance policies written or assumed by us during a specific period of time without reduction for acquisition costs, reinsurance costs or other deductions.

(2)
The amount of written premiums ceded to (reinsured by) other insurers.

(3)
Net income represents income from continuing operations for all periods presented.

(4)
Net operating income is a non-GAAP measure. We define net operating income as net income excluding net realized investment gains and losses, expenses related to due diligence costs for various merger and acquisition activities, severance costs associated with terminated employees, impairment charges on goodwill and intangible assets, gains on extinguishment of debt and interest expense on a leased building that we are deemed to own for accounting purposes. We use net operating income as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Net operating income should not be viewed as a substitute for net income in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Measures” for a reconciliation of net operating income to net income in accordance with GAAP.

(5)
The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net earned premiums, net of the effects of reinsurance.

(6)
The expense ratio is the ratio, expressed as a percentage, of other operating expenses to net earned premiums.

(7)
The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(8)
Tangible shareholders’ equity is shareholders’ equity less goodwill and intangible assets.

(9)
The ratio, expressed as a percentage, of total indebtedness for borrowed money to the sum of total indebtedness for borrowed money and shareholders’ equity.

(10)
For our U.S. insurance subsidiaries, the excess of assets over liabilities as determined in accordance with statutory accounting principles as determined by the NAIC. For our Bermuda reinsurer, shareholders’ equity in accordance with U.S. generally accepted accounting principles (“GAAP”).

(11)
We believe this measure is useful in evaluating our insurance subsidiaries’ operating leverage. It may not be comparable to the definition of net written premiums to surplus ratio for other companies. The calculations for the nine months ended September 30, 2014 and 2013 use annualized net written premiums as the numerator in the calculation. Annualized results are not necessarily indicative of our actual results for the full year.

Principal Executive Office
Our principal executive office is located at 32 Victoria Street, Hamilton, Bermuda HM 12, and our phone number is (441) 278-4580. Our website can be found at http://www.JRGH.net, the contents of which are not a part of, and shall not be deemed to be a part of, this prospectus.
Summary Risk Factors
Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment in our common shares. Some of these risks include:
•
the inherent uncertainty of estimating reserves and the possibility that incurred losses may be greater than our loss and loss adjustment expense reserves;

•
inaccurate estimates and judgments in our risk management may expose us to greater risks than intended;

•
the potential loss of key members of our management team or key employees and our ability to attract and retain personnel;

•
adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, could adversely affect our growth and profitability;

•
a decline in our financial strength rating resulting in a reduction of new or renewal business;

•
reliance on a select group of brokers and agents for a significant portion of our business and the impact of our potential failure to maintain such relationships;

•
existing or new regulations that may inhibit our ability to achieve our business objectives or subject us to penalties or suspensions for non-compliance or cause us to incur substantial compliance costs;

•
a failure of any of the loss limitations or exclusions we employ;

•
potential effects on our business of emerging claim and coverage issues;

•
exposure to credit risk, interest rate risk and other market risk in our investment portfolio;

•
losses in our investment portfolio;

•
the cyclical nature of the insurance and reinsurance industry, resulting in periods during which we may experience excess underwriting capacity and unfavorable premium rates;

•
additional government or market regulation;

•
our reinsurance business being subject to loss settlements made by ceding companies and fronting carriers;

•
a forced sale of investments to meet our liquidity needs;

•
our ability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us;

•
our underwriters and other associates could take excessive risks;

•
losses resulting from reinsurance counterparties failing to pay us on reinsurance claims or insurance companies with whom we have a fronting arrangement failing to pay us for claims;

•
the potential impact of internal or external fraud, operational errors, systems malfunctions or cybersecurity incidents;

•
our ability to manage our growth effectively;

•
competition within the casualty insurance and reinsurance industry;

•
an adverse outcome in a legal action that we are or may become subject to in the course of our insurance and reinsurance operations;

•
in the event we do not qualify for the insurance company exception to the Passive Foreign Investment Company (“PFIC”) rules and are therefore considered a PFIC, there could be material adverse tax consequences to an investor that is subject to U.S. federal income taxation, including a higher tax rate on dividends received from us and any gain realized on a sale or other disposition of our common shares, as well as an interest charge;

•
the Company or JRG Re becoming subject to U.S. federal income taxation;

•
failure to maintain effective internal controls in accordance with Sarbanes-Oxley;

•
the D. E. Shaw Affiliates’ continued ownership of a significant portion of our outstanding shares and their resulting ability to exert significant influence over matters requiring shareholder approval in a manner that could conflict with the interests of other shareholders; additionally, the D. E. Shaw Affiliates will have certain rights with respect to board representation and approval rights with respect to certain transactions; and

•
changes in our financial condition, regulations or other factors that may restrict our ability to pay dividends.

The Offering
Issuer
James River Group Holdings, Ltd., an exempted company registered under the laws of Bermuda.
Common Shares Offered
11,000,000 common shares. All shares are being offered by the selling shareholders.
Overallotment Option
The selling shareholders have granted the underwriters an option, for a period of 30 days, to purchase up to 1,650,000 additional common shares on the same terms and conditions as set forth on the front cover of this prospectus to cover sales of common shares by the underwriters that exceed the number of shares being offered, if any.
Common Shares Outstanding
As of the date hereof, there are 28,540,350 common shares outstanding.
Use of Proceeds
The proceeds from this offering, before deducting underwriting discounts, will be approximately $231.0 million (or $265.7 million if the underwriters exercise the overallotment option to purchase additional common shares in full), based upon the initial public offering price of  $21.00.
The selling shareholders will receive all of the proceeds from this offering, and we will not receive any proceeds from this offering. See “Use of Proceeds.”
Dividend Policy
We intend to pay quarterly dividends on our common shares commencing in the first quarter of 2015. The declaration, payment and amount of future dividends will be subject to the discretion of our board of directors. Our board of directors may take into account a variety of factors when determining whether to declare any future dividends, including, our financial condition, general business condition, legal, tax and regulatory limitations, contractual prohibitions and any other factor that our board of directors deems relevant. See “Dividend Policy” for more information.
Risk Factors
You should read the section entitled “Risk Factors” beginning on page 15 for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common shares.
Proposed NASDAQ Global Select Market Symbol
“JRVR”

Except as otherwise indicated, all information in this prospectus:
•
gives effect to the conversion of all of our outstanding Class A common shares into common shares, at a 1 to 50 ratio;

•
assumes the effectiveness of our amended and restated bye-laws;

•
excludes 2,161,250 common shares subject to outstanding options;

•
excludes an aggregate of  (1) 333,334 restricted share units to be granted to executive officers and 993,520 options to acquire common shares to be granted to officers and employees, in each case on the date of consummation of this offering under the James River Group Holdings, Ltd. Long-Term Incentive Plan, and (2) 7,140 restricted share units to be granted to directors on the date of consummation of the offering under the James River Group Holdings, Ltd. 2014 Non-Employee Director Incentive Plan (the number of restricted share units to be granted to executive officers and directors is based upon the initial public offering price of  $21.00 per share); none of the restricted share units or options issued on consummation of the offering will be vested at issuance, and accordingly there will be no compensation charge at consummation of the offering;

•
excludes 1,844,296 common shares reserved for future grants under the James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan and 42,860 common shares reserved for issuance under the James River Group Holdings, Ltd. 2014 Non-Employee Director Incentive Plan, in each case excluding the common shares to be subject to restricted share unit and option awards under each plan set forth in the preceding bullet above, as applicable;

•
assumes no exercise by the underwriters of their option to purchase an additional 1,650,000 common shares to cover common shares sold by the underwriters that exceed the number of shares being offered, if any.

RISK FACTORS
This offering and investing in our common shares involve a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before deciding to invest in our common shares. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, liquidity, results of operations or prospects. In that event, the market price of our common shares could decline and you could lose all or part of your investment. We have organized the discussion of risks using topic headings for convenience of reference only. Many of the risks discussed under one topic heading are integrally related to risks discussed under another topic heading. You should read all of the risk sections, as well as the entire prospectus, especially our Business section and the Management Discussion and Analysis for a full understanding of the risks associated with the purchase of shares in our Company.
Risks Related to Our Business and Industry
Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.
Our financial condition and results of operations depend upon our ability to assess accurately the potential losses and loss adjustment expenses under the terms of the insurance policies or reinsurance contracts we underwrite. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost us, and our ultimate liability may be greater or less than current reserves. These estimates are based on our assessment of facts and circumstances then known, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, climate change, economic and judicial trends, and legislative changes. We continually monitor reserves using new information on reported claims and a variety of statistical techniques.
In the insurance and reinsurance industry, there is always the risk that reserves may prove inadequate. It is possible for insurance and reinsurance companies to underestimate the cost of claims. Our estimates could prove to be low, and this underestimation could have a material adverse effect on our financial strength.
Among the uncertainties we encounter in establishing our reserves for losses and related expenses in connection with our insurance businesses are:
•
When we write “occurrence” policies, we are obligated to pay covered claims, up to the contractually agreed amount, for any covered loss that occurs while the policy is in force. Accordingly, claims may arise many years after a policy has lapsed. Approximately 87.8% of our casualty loss reserves are associated with “occurrence form” policies at December 31, 2013.

•
Even when a claim is received (irrespective of whether the policy is a “claims made” or “occurrence” basis form), it may take considerable time to fully appreciate the extent of the covered loss suffered by the insured and, consequently, estimates of loss associated with specific claims can increase over time.

•
New theories of liability are enforced retroactively from time to time by courts. See also “— The effect of emerging claim and coverage issues on our business is uncertain.”

•
Volatility in the financial markets, economic events and other external factors may result in an increase in the number of claims and the severity of the claims reported. In addition, elevated inflationary conditions would, among other things, cause loss costs to increase.

•
If claims became more frequent, even if we had no liability for those claims, the cost of evaluating these potential claims could escalate beyond the amount of the reserves we have established. As we enter new lines of business, or as a result of new theories of claims, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated.

In addition, reinsurance reserve estimates are typically subject to greater uncertainty than insurance reserve estimates, primarily due to reliance on the original underwriting decisions made by the ceding company. As a result, we are subject to the risk that our ceding companies may not have adequately evaluated the risks reinsured by us and the premiums ceded may not adequately compensate us for the risks we assume. Other factors resulting in additional uncertainty in establishing reinsurance reserves include:
•
The increased lapse of time from the occurrence of an event to the reporting of the claim and the ultimate resolution or settlement of the claim.

•
The diversity of development patterns among different types of reinsurance treaties.

•
The necessary reliance on the ceding company for information regarding claims.

If any of our insurance or reinsurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and shareholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which would affect our ability to attract business and could affect our ability to retain or hire qualified personnel.
Our risk management is based on estimates and judgments that are subject to significant uncertainties.
Our approach to risk management relies on subjective variables that entail significant uncertainties. For example, we rely heavily on estimates of probable maximum losses for certain events that are generated by computer-run models. In addition, we rely on historical data and scenarios in managing credit and interest rate risks in our investment portfolio. These estimates, models, data and scenarios may not produce accurate predictions and consequently, we could incur losses both in the risks we underwrite and to the value of our investment portfolio.
Small changes in assumptions, which depend heavily on our judgment and foresight, can have a significant impact on the modeled outputs. Although we believe that these probabilistic measures provide a meaningful indicator of the relative risk of certain events and changes to our business over time, these measures do not predict our actual exposure to, nor guarantee our successful management of, future losses that could have a material adverse effect on our financial condition and results of operations.
If we are unable to retain key management and employees or recruit other qualified personnel, we may be adversely affected.
We believe that our future success depends, in large part, on our ability to retain our experienced management team and key employees. For instance, our specialty insurance operations require the services of a number of highly experienced employees, including underwriters, to source quality business and analyze and manage our risk exposure. There can be no assurance that we can attract and retain the necessary employees to conduct our business activities on a timely basis or at all. Our competitors may offer more favorable compensation arrangements to our key management or employees to incentivize them to leave our Company. Furthermore, our competitors may make it more difficult for us to hire their personnel by offering excessive compensation arrangements to certain employees to induce them not to leave their current employment and bringing litigation against employees who do leave (and possibly us as well) to join us. Although we have employment agreements with all of our executive officers, we do not have employment agreements with our senior underwriters or claims personnel. We do not have key person insurance on the lives of any of our key management personnel. Our inability to attract and retain qualified personnel when available and the loss of services of key personnel could have a material adverse effect on our financial condition and results of operations.
Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.
Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can all affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenues, the demand for insurance products is adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, including with respect to our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.
We underwrite a significant portion of our insurance in the Excess and Surplus Lines segment in California, Texas, Florida and New York and in the workers’ compensation business of the Specialty Admitted Insurance segment in North Carolina and Virginia. Any economic downturn in any such state could have an adverse effect on our financial condition and results of operations.
A decline in our financial strength rating may result in a reduction of new or renewal business.
Companies, insurers and reinsurance brokers use ratings from independent ratings agencies as an important means of assessing the financial strength and quality of reinsurers. A.M. Best has assigned a financial strength rating of  “A-” (Excellent) with a “positive outlook,” which is the fourth highest of 15 ratings that A.M. Best issues, to each of James River Insurance, James River Casualty, Falls Lake National, Falls Lake General, Falls Lake Insurance and JRG Re. A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance or reinsurance company’s ability to meet its obligations to policyholders and such ratings are not an evaluation directed to investors. A.M. Best periodically reviews our rating and may revise it downward or revoke it at its sole discretion based primarily on its analysis of our balance sheet strength (including capital adequacy and loss and loss adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such an analysis include but are not limited to:
•
if we change our business practices from our organizational business plan in a manner that no longer supports A.M. Best’s rating;

•
if unfavorable financial, regulatory or market trends affect us, including excess market capacity;

•
if our losses exceed our loss reserves;

•
if we have unresolved issues with government regulators;

•
if we are unable to retain our senior management or other key personnel;

•
if our investment portfolio incurs significant losses; or

•
if A.M. Best alters its capital adequacy assessment methodology in a manner that would adversely affect our rating.

These and other factors could result in a downgrade of our rating. A downgrade of our rating could cause our current and future brokers and agents, retail brokers and insureds to choose other, more highly-rated competitors. A downgrade of this rating could also increase the cost or reduce the availability of reinsurance to us.
In addition, in view of the earnings and capital pressures recently experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate and may increase the capital and other requirements employed in the rating organizations’ models for maintenance of certain ratings levels. It is possible that such reviews of us may result in adverse ratings consequences, which could have a material adverse effect on our financial condition and results of operations. A downgrade below A- or withdrawal of any rating could severely limit or prevent us from writing new and renewal insurance or reinsurance contracts. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Ratings.”

We distribute products through a select group of brokers and agents, several of which account for a significant portion of our business, and there can be no assurance that such relationships will continue, or if they do continue, that the relationship will be on favorable terms to us. In addition, reliance on brokers and agents subjects us to their credit risk.
We distribute our products through a select group of brokers and agents. In 2013:
•
the Excess and Surplus Lines segment conducted business with four brokers that produced an aggregate of  $99.9 million in gross written premiums, or 51.9% of that segment’s gross written premiums for the year;

•
the Specialty Admitted Insurance segment conducted business with one agent that produced $3 million in gross written premiums, representing 14.7% of that segment’s gross written premiums for the year; and

•
the Casualty Reinsurance segment conducted business with four brokers that generated $140.2 million of gross written premiums, or 90.2% of that segment’s gross written premiums for the year.

We cannot assure you that the relationship with any of these brokers will continue. Even if the relationships do continue, they may not be on terms that are profitable for us. The termination of a relationship with one or more significant brokers or agents could result in lower direct written premiums and could have a material adverse effect on our results of operations or business prospects.
Certain premiums from policyholders, where the business is produced by brokers or agents, are collected directly by the brokers or agents and forwarded to our insurance subsidiaries. In certain jurisdictions, when the insured pays its policy premium to brokers or agents for payment on behalf of our insurance subsidiaries, the premiums might be considered to have been paid under applicable insurance laws and regulations. Accordingly, the insured would no longer be liable to us for those amounts, whether or not we have actually received the premiums from that broker or agent. Consequently, we assume a degree of credit risk associated with brokers and agents. Where necessary, we review the financial condition of potential new brokers and agents before we agree to transact business with them. Although failures by brokers and agents to remit premiums have not been material to date, there may be instances where brokers and agents collect premiums but do not remit them to us and we may be required under applicable law to provide the coverage set forth in the policy despite the absence of premiums.
Because the possibility of these events depends in large part upon the financial condition and internal operations of our brokers and agents (which in most cases is not public information), we are not able to quantify the exposure presented by this risk. If we are unable to collect premiums from brokers and agents in the future, underwriting profits may decline and our financial condition and results of operations could be materially and adversely affected.
We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.
Our admitted insurance and reinsurance subsidiaries are subject to extensive regulation, primarily by Ohio (the domiciliary state for James River Insurance, Falls Lake National and Falls Lake General), North Carolina (the domiciliary state for Stonewood Insurance), Virginia (the domiciliary state for James River Casualty), Bermuda (the domicile of JRG Re), and to a lesser degree, the other jurisdictions in the United States in which we operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of shareholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, authorizations to write certain lines of business, capital and surplus requirements, reserve requirements, rate and form approvals, investment and underwriting limitations, affiliate transactions, dividend limitations, cancellation and non-renewal of policies, changes in control, solvency and a variety of other financial and non-financial aspects of our business. These laws and regulations are regularly re-examined and any changes in these laws and regulations or new laws may be more restrictive, could make it more expensive to conduct business or otherwise adversely affect our operations. State insurance departments and the Bermuda Monetary Authority, (the “BMA”) also conduct periodic examinations of the affairs of insurance companies and reinsurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense or other constraints that could adversely affect our ability to achieve some or all of our business objectives.
In addition, regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. For example, an insurer’s registration may be cancelled by the BMA on certain grounds specified in the Insurance Act 1978 of Bermuda (the “Insurance Act”), including failure by the insurer to comply with its obligations under the Insurance Act, or if the BMA believes that the insurer has not been carrying on business in accordance with sound insurance principles. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe are generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.
The admitted market is subject to more state regulation than the E&S market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as guaranty funds. Some states have deregulated their commercial insurance markets. We cannot predict the effect that further deregulation would have on our business, financial condition or results of operations.
The National Association of Insurance Commissioners (the “NAIC”) has developed a system to test the adequacy of statutory capital of U.S.-based insurers, known as risk-based capital or “RBC,” that many states have adopted. This system establishes the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies property-casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain adequate risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct their business. See “Certain Regulatory Considerations — U.S. Insurance Regulation — State Regulation.”
In addition, the various state insurance regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. In 2012, the NAIC adopted significant changes to the insurance holding company act and regulations (the “NAIC Amendments”). The NAIC Amendments, when adopted by the various states, are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include requiring a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. The NAIC Amendments must be adopted by the individual state legislatures and insurance regulators in order to be effective. Each of Ohio and Virginia, i.e., two states in which certain of our U.S. insurance subsidiaries are domiciled, include this enterprise risk report requirement, while North Carolina has yet to incorporate this requirement into its insurance laws.
In 2012, the NAIC also adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the “ORSA Model Act”). The ORSA Model Act, when adopted by the various states, will require an insurance holding company system’s Chief Risk Officer to submit annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report (“ORSA”). The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks. The ORSA Model Act must be adopted by the individual state legislature and insurance regulators in order to be effective. Ohio and Virginia have adopted the ORSA Model Act in whole or substantial part, which will be effective beginning in January 2015.
We cannot predict the impact, if any, that the NAIC Amendments, compliance with the ORSA Model Act or any other regulatory requirements may have on our business, financial condition or results of operations.
The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could have a material adverse effect on our financial condition or results of operations.
Although we seek to mitigate our loss exposure through a variety of methods, the future is inherently unpredictable. It is difficult to predict the timing, frequency and severity of losses with statistical certainty. It is not possible to completely eliminate our exposure to unforecasted or unpredictable events and, to the extent that losses from such risks occur, our financial condition and results of operations could be materially adversely affected.
For instance, various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time, we employ a variety of endorsements to our policies that limit exposure to known risks. As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond the underwriting intent or by increasing the size or number of claims.
In addition, we design our E&S lines’ policy terms to manage our exposure to expanding theories of legal liability like those which have given rise to claims for lead paint, asbestos, mold, construction defects and environmental matters. Many of the policies we issue also include conditions requiring the prompt reporting of claims to us and entitle us to decline coverage in the event of a violation of that condition. Also, many of our policies limit the period during which a policyholder may bring a claim under the policy, which in many cases is shorter than the statutory period under which such claims can be brought against our policyholders. While these exclusions and limitations help us assess and reduce our loss exposure and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In some instances, these changes may not become apparent until some time after we have issued insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.
The effect of emerging claim and coverage issues on our business is uncertain.
As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after a contract is issued.
Three examples of unanticipated risks that affected the insurance industry are:
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Asbestos liability applied to manufacturers of products and contractors who installed those products.

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Apportionment of liability for ground settlement assigned to subcontractors who may have been involved in mundane tasks (such as installing sheetrock in a home).

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Court decisions, such as the 1995 Montrose decision in California, that read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions.

Our investment portfolio is subject to significant market and credit risks, which could result in an adverse impact on our financial condition or results of operations.
Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments that is managed by professional investment advisory management firms in accordance with our investment policy and periodically reviewed by our Investment Committee. However, our investments are subject to general economic conditions and market risks as well as risks inherent to particular securities.
Our primary market risk exposures are to changes in interest rates and equity prices. See “Quantitative and Qualitative Disclosures About Market Risk.” In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on net investment income, particularly related to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which represent possible reinvestment risk in declining rate environments. Other fixed income securities such as mortgage-backed and asset-backed securities carry prepayment risk or, in a rising interest rate environment, may not pre-pay as quickly as expected. In addition, individual securities in our fixed income securities portfolio are subject to credit risk and default. Downgrades in the credit ratings of fixed maturities can have a significant negative effect on the market valuation of such securities.
The severe downturn in the public debt and equity markets beginning in 2008 resulted in significant realized and unrealized losses in our investment portfolio. In the event of another financial crisis, we could incur substantial realized and unrealized investment losses in future periods, which would have an adverse impact on our financial condition, results of operations, debt and financial strength ratings, insurance subsidiaries’ capital liquidity and ability to access capital markets.
The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities held, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments of such investments. Such defaults and impairments could reduce our net investment income and result in realized investment losses.
We hold investments in publicly-traded syndicated bank loans (19.1% of the carrying value of our invested assets as of September 30, 2014). Most of these loans are issued to sub-investment grade borrowers. While this class of investment has been profitable for us, a severe downturn in the markets could affect the value of these investments, including the possibility that we would suffer substantial losses on this portfolio. As of September 30, 2014, the fair value of our investments in publicly traded syndicated bank loans was $231.2 million.
As of September 30, 2014, we held equity and debt investments of  $23.2 million and $17.3 million, respectively, in non-public limited liability companies that have invested in renewable energy investments. These investments were sponsored and are managed by an affiliate of one of our principal shareholders. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Investments with Affiliates of the D. E. Shaw Affiliates.” We invested in the equity and debt of these projects because we anticipate earning attractive risk-adjusted returns from these investments. However, our investments in these projects are illiquid and the ultimate results from these investments may be unknown for some time.
We also invest in marketable equity securities. These securities are carried on the balance sheet at fair market value and are subject to potential losses and declines in market value. Our invested assets also include interests in limited partnerships and privately held debt investments totaling $8.8 million at September 30, 2014. These investments were designed to provide diversification of risk and enhance the return on the overall portfolio. However, these investments entail substantial risks and are generally illiquid. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) does not reflect prices at which actual transactions would occur.

Risks for all types of securities are managed through application of our investment policy, which establishes investment parameters that include (but are not limited to) maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within guidelines established by the NAIC, BMA and various state insurance departments, as applicable.
Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.
The insurance and reinsurance business is historically cyclical, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.
Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse trends in litigation, regulatory constraints, general economic conditions and other factors. We have experienced these types of fluctuations during our Company’s short history. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels. Demand for insurance and reinsurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers, general economic conditions and underwriting results of primary insurers. All of these factors fluctuate and may contribute to price declines generally in the insurance and reinsurance industry.
We cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance and reinsurance at rates we consider appropriate and commensurate relative to the risk assumed. If we cannot underwrite insurance or reinsurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, financial condition and results of operations.
We may become subject to additional government or market regulation which may have a material adverse impact on our business.
Market disruptions like those experienced during the credit-driven financial market collapse in 2008, as well as the dramatic increase in the capital allocated to alternative asset management during recent years, have led to increased governmental as well as self-regulatory scrutiny of the insurance industry in general. In addition, certain legislation proposing greater regulation of the industry is periodically considered by governing bodies of some jurisdictions, and the credit-driven equity market collapse may increase the likelihood that some increased regulation of the industry is mandated.
Because we are a Bermuda company, we are subject to changes in Bermuda law and regulation that may have an adverse impact on our operations, including through the imposition of tax liability or increased regulatory supervision. In addition, we will be exposed to any changes in the political environment in Bermuda.
Our business could be adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and risk-based capital requirements and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies. The Dodd-Frank

Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) also established the Federal Insurance Office, which is authorized to study, monitor and report to Congress on the insurance industry and to recommend that the Financial Stability Oversight Council (the “FSOC”) designate an insurer as an entity posing risks to U.S. financial stability in the event of the insurer’s material financial distress or failure. In December 2013, the Federal Insurance Office issued a report on alternatives to modernize and improve the system of insurance regulation in the United States, including increasing national uniformity through either a federal charter or effective action by the states. Any additional regulations established as a result of the Dodd-Frank Act or actions in response to the Federal Insurance Office Report could increase our costs of compliance or lead to disciplinary action. In addition, legislation has been introduced from time to time that, if enacted, could result in the federal government assuming a more direct role in the regulation of the insurance industry, including federal licensing in addition to or in lieu of state licensing and reinsurance for natural catastrophes. We are unable to predict whether any legislation will be enacted or any regulations will be adopted, or the effect any such developments could have on our business, financial condition or results of operations.
The Bermuda insurance and reinsurance regulatory framework has become subject to increased scrutiny in many jurisdictions. As a result, the BMA has implemented and imposed additional requirements on the companies it regulates, as part of its efforts to achieve equivalence under Solvency II, the European Union regulatory regime that was enacted in November 2009 which imposes new solvency and governance requirements across all European Union Member States. Although Solvency II was originally supposed to have become effective by November 1, 2012, the Omnibus II directive has revised the date for transposition and implementation of Solvency II by the European Union Member States to January 2016. As a result of the delay in the implementation of Solvency II, it is unclear when the European Commission will make a final decision on whether or not it will recognize the solvency regime in Bermuda as equivalent to that proposed by Solvency II.
It is impossible to predict what, if any, changes in the regulations applicable to us, the markets in which we operate, trade and invest or the counterparties with which we do business may be instituted in the future. Any such regulation could have a material adverse impact on our business.
Our reinsurance business is subject to loss settlements made by ceding companies and fronting carriers, which could materially adversely affect our performance.
Where JRG Re enters into assumed reinsurance contracts with third parties, all loss settlements made by the ceding company will be unconditionally binding upon us, provided they are within the terms of the underlying policies and within the terms of the relevant contract. While we believe the ceding companies will settle such claims in good faith, we are bound to accept the claims settlements agreed to by the ceding companies. Under the underlying policies, each ceding company typically bears the burden of proving that a contractual exclusion applies to a loss, and there may be circumstances where the facts of a loss are insufficient to support the application of an exclusion. In such circumstances, we assume such losses under the reinsured policies, which could materially adversely affect our performance.
Our operating results have in the past varied from quarter to quarter and may not be indicative of our long-term prospects.
Our operating results are subject to fluctuation and have historically varied from quarter to quarter. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including the general economic conditions in the markets where we operate, the frequency of occurrence or severity of catastrophic or other insured events, fluctuating interest rates, claims exceeding our loss reserves, competition in our industry, deviations from expected renewal rates of our existing policies and contracts, adverse investment performance and the cost of reinsurance and retrocessional coverage.
In particular, we seek to underwrite products and make investments to achieve favorable returns on tangible equity over the long term. In addition, our opportunistic nature and focus on long-term growth in tangible equity may result in fluctuations in total premiums written from period to period as we concentrate on underwriting contracts that we believe will generate better long-term, rather than short-term, results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.

We could be forced to sell investments to meet our liquidity requirements.
We invest the premiums we receive from our insureds and ceding companies until they are needed to pay policyholder claims or until they are recognized as profits. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our loss and loss adjustment expense reserves to ensure sufficient liquidity and avoid having to liquidate securities to fund claims. Risks such as inadequate loss and loss adjustment reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. Such sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.
We may be unable to obtain reinsurance coverage at reasonable prices or on terms that provide us adequate protection.
We purchase reinsurance in many of our lines of business to help manage our exposure to insurance and reinsurance risks that we underwrite and to reduce volatility in our results. In addition, JRG Re manages its risk through retrocession arrangements with third-party reinsurers. A retrocession is a practice whereby a reinsurer cedes risk to one or more other reinsurers.
The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, each of which can affect our business volume and profitability. The availability of reasonably affordable reinsurance is a critical element of our business plan. One important way we utilize reinsurance is to reduce volatility in claims payments by limiting our exposure to losses from large risks. Another way we use reinsurance is to purchase substantial protection against concentrated losses when we enter new markets. As a result, our ability to manage volatility and avoid significant losses, expand into new markets or grow by offering insurance to new kinds of enterprises may be limited by the unavailability of reasonably priced reinsurance. We may not be able to obtain reinsurance on acceptable terms or from entities with satisfactory creditworthiness. In such event, if we are unwilling to accept the terms or credit risk of potential reinsurers, we would have to reduce the level of our underwriting commitments, which would reduce our revenues.
Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the reinsurance contracts we enter into with them. Some exclusions relate to risks that we cannot in turn exclude from the policies we write due to business or regulatory constraints. In addition, reinsurers are imposing terms, such as lower per occurrence and aggregate limits, on direct insurers that do not wholly cover the risks written by these direct insurers. As a result, we, like other direct insurance companies, write insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses. For example, certain reinsurers have excluded coverage for terrorist acts or priced such coverage at unreasonably high rates. Many direct insurers, including us, have written policies without terrorist act exclusions and in many cases we cannot exclude terrorist acts because of regulatory constraints. We may, therefore, be exposed to potential losses as a result of terrorist acts. See also “Business — Purchase of Reinsurance.”
We are subject to credit risk with regard to our reinsurance counterparties and insurance companies with whom we have a fronting arrangement.
Although reinsurance makes the assuming reinsurer liable to us to the extent of the risk ceded, we are not relieved of our primary liability to our insureds as the direct insurer. At December 31, 2013, reinsurance recoverable on unpaid losses from our three largest reinsurers was $67.4 million in the aggregate and represented 56.4% of the total balance. Additionally, prepaid reinsurance premiums ceded to two reinsurers at December 31, 2013 was $12.7 million in the aggregate, or 53.6% of the total balance. We cannot be sure that our reinsurers will pay all reinsurance claims on a timely basis or at all. For example, reinsurers may default in their financial obligations to us as the result of insolvency, lack of liquidity, operational failure, fraud, asserted defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements or other reasons. The failure of a reinsurer to pay us does not lessen our contractual obligations to insureds. If a reinsurer fails to pay the expected portion of a claim or claims, our net losses might increase substantially and adversely affect our financial condition. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time-consuming, costly and uncertain of success.

Downgrades to the credit ratings of our reinsurance counterparties may result in the reduction of rating agency capital credit provided by those reinsurance contracts and could, therefore, result in a downgrade of our own credit ratings. In addition, under the reinsurance regulations, in many states where our U.S. insurance subsidiaries are domiciled, certain reinsurers are required to collateralize their obligations to us and to the extent they do not do so, our ability for regulators to recognize this reinsurance will be impaired. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing case law and include any amounts deemed uncollectible from the reinsurer in our reserve for uncollectible reinsurance. See also “Business — Purchase of Reinsurance.”
Similarly, in our fronting business, which we conduct through our Specialty Admitted Insurance segment, we are primarily liable to the insureds because we have issued the policies. While we customarily require a collateral trust arrangement to secure the obligations of the insurance entity for whom we are fronting, we do not obtain collateral in every instance and in situations where we do obtain collateral for the obligations of the other insurance entity, it is possible that the collateral could be insufficient to cover all claims. In that event, we would be contractually entitled to recovery from the entity for which we are fronting, but it is possible that, for any of a variety of reasons, the other party could default in its obligations. See also “Business — Business Segments — Specialty Admitted Insurance Segment — Fronting Business.”
We, or agents we have appointed, may act based on inaccurate or incomplete information regarding the accounts we underwrite, or such agents may exceed their authority or commit fraud when binding policies on our behalf.
We, and our MGAs and other agents who have the ability to bind our policies, rely on information provided by insureds or their representatives when underwriting insurance policies. While we may make inquiries to validate or supplement the information provided, we may make underwriting decisions based on incorrect or incomplete information. It is possible that we will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure because of our reliance on inadequate or inaccurate information.
In addition, in the Specialty Admitted Insurance segment, MGAs and other agents have the authority to bind policies on our behalf. If any such agents exceed their authority or engage in fraudulent activities, our financial condition and results of operations could be adversely affected.
Our associates could take excessive risks, which could negatively affect our financial condition and business.
As an insurance enterprise, we are in the business of binding certain risks. The associates who conduct our business, including executive officers and other members of management, underwriters, sales managers, investment professionals, product managers, sales agents, and other associates, as well as managing general agents, do so in part by making decisions and choices that involve exposing us to risk. These include decisions such as setting underwriting guidelines and standards, product design and pricing, determining which business opportunities to pursue and other decisions. We endeavor, in the design and implementation of our compensation programs and practices, to avoid giving our associates incentives to take excessive risks. Associates may, however, take such risks regardless of the structure of our compensation programs and practices. Similarly, although we employ controls and procedures designed to monitor associates’ business decisions and prevent us from taking excessive risks, these controls and procedures may not be effective. If our associates take excessive risks, the impact of those risks could have a material adverse effect on our financial condition and business operations.
We may require additional capital in the future, which may not be available or available only on unfavorable terms.
Our future capital requirements depend on many factors, including our ability to write new and renewal business successfully and to establish premium rates and reserves at levels sufficient to cover losses. Our ability to underwrite depends largely upon the expected quality of our claims paying process and our perceived financial strength as estimated by potential insureds, brokers, other intermediaries and independent rating agencies. To the extent that our existing capital is insufficient to fund our future operating requirements, cover claim losses, or satisfy ratings agencies in order to maintain a satisfactory rating, we may need to raise additional capital in the future through offerings of debt or equity securities or otherwise to:
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fund liquidity needs caused by underwriting or investment losses;

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replace capital lost in the event of significant reinsurance losses or adverse reserve developments;

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satisfy letters of credit or guarantee bond requirements that may be imposed by our clients or by regulators;

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meet rating agency or regulatory capital requirements; or

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respond to competitive pressures.

Any equity or debt financing, if available at all, may be on terms that are unfavorable to us. Further, any additional capital raised through the sale of equity could dilute your ownership interest in the Company and may cause the value of our shares to decline. Additional capital raised through the issuance of debt may result in creditors having rights, preferences and privileges senior or otherwise superior to those of the holders of our shares and may limit our flexibility in operating our business and make it more difficult to obtain capital in the future. Disruptions, uncertainty, or volatility in the capital and credit markets may also limit our access to capital required to operate our business. If we are not able to obtain adequate capital, our business, financial condition and results of operations could be materially adversely affected.
We rely on our systems and employees, and those of certain third-party vendors and service providers in conducting our operations, and certain failures, including internal or external fraud, operational errors, systems malfunctions, or cyber-security incidents, could materially adversely affect our operations.
We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical and recordkeeping errors and computer or telecommunications systems malfunctions. Our businesses depend on our ability to process a large number of increasingly complex transactions. If any of our operational, accounting, or other data processing systems fail or have other significant shortcomings, we could be materially adversely affected. Similarly, we depend on our employees. We could be materially adversely affected if one or more of our employees causes a significant operational breakdown or failure, either as a result of human error or intentional sabotage or fraudulent manipulation of our operations or systems.
Third parties with whom we do business, including vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including from breakdowns, failures, or capacity constraints of their own systems or employees. Any of these occurrences could diminish our ability to operate one or more of our businesses, or cause financial loss, potential liability to insureds, inability to secure insurance, reputational damage or regulatory intervention, which could materially adversely affect us.
We rely on our multiple proprietary operating systems as well as operating systems of third-party providers to issue policies, pay claims, run modeling functions and complete various internal processes. We may be subject to disruptions of such operating systems arising from events that are wholly or partially beyond our control, which may include, for example, electrical or telecommunications outages, natural or man-made disasters, such as earthquakes, hurricanes, floods or tornados, or events arising from terrorist acts. Such disruptions may give rise to losses in service to insureds and loss or liability to us. In addition, there is the risk that our controls and procedures as well as our business continuity, disaster recovery and data security systems prove to be inadequate. The computer systems and network systems we and others use could be vulnerable to unforeseen problems. These problems may arise in both our internally developed systems and the systems of third-party service providers. In addition, our computer systems and network infrastructure present security risks and could be susceptible to hacking, computer viruses or data breaches. Any such failure could affect our operations and could materially adversely affect our results of operations by requiring us to expend significant resources to correct the defect, as well as by exposing us to litigation or losses not covered by insurance. Although we have business continuity plans and other safeguards in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems and those of third-party service providers that support our business.
Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. Our technologies, systems and networks may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our insureds’ or reinsured’s confidential, proprietary and other information, or otherwise disrupt our or our insureds’, reinsured’s or other third parties’ business operations, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure and the loss of customers. Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not suffer such losses in the future. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats and the outsourcing of some of our business operations. As a result, cyber-security and the continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.
Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber-attacks or security breaches of the networks, systems or devices that our customers use to access our products and services could result in customer attrition, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could materially adversely affect our financial condition or results of operations.
We may not be able to manage our growth effectively.
We intend to grow our business in the future, which could require additional capital, systems development and skilled personnel. We cannot assure you that we will be able to meet our capital needs, expand our systems and our internal controls effectively, allocate our human resources optimally, identify and hire qualified employees or incorporate effectively the components of any businesses we may acquire in our effort to achieve growth. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.
We operate in a highly competitive environment and we may not continue to be able to compete effectively against larger or more well-established business rivals.
We face competition from other specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than we are and that have greater financial, marketing and other resources than we do. Some of these competitors also have longer experience and more market recognition than we do in certain lines of business. In addition, it may be difficult or prohibitively expensive for us to implement technology systems and processes that are competitive with the systems and processes of these larger companies.
In particular, competition in the insurance and reinsurance industry is based on many factors, including price of coverage, the general reputation and perceived financial strength of the company, relationships with brokers, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of our underwriting team in the particular lines of insurance and reinsurance we seek to underwrite. See “Business — Competition.”

A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:
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An increase in capital-raising by companies in our lines of business, which could result in new entrants to our markets and an excess of capital in the industry;

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The deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers for our E&S lines of insurance business; and

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Changing practices caused by the Internet may lead to greater competition in the insurance business. Among the possible changes are shifts in the way in which E&S insurance is purchased. We currently depend largely on the wholesale distribution model for our Excess and Surplus Lines segment’s premiums. If the wholesale distribution model were to be significantly altered by changes in the way E&S risks were marketed, including, without limitation, through use of the Internet, it could have a material adverse effect on our premiums, underwriting results and profits.

There is no assurance that we will be able to continue to compete successfully in the insurance or reinsurance markets. Increased competition in these markets could result in a change in the supply and/or demand for insurance or reinsurance, affect our ability to price our products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. If this increased competition so limits our ability to transact business, our operating results could be adversely affected.
If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our policyholders, our business, financial condition and results of operations will be adversely affected.
In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate premium rates is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses (“LAE”) and other underwriting costs and to earn a profit. If we do not accurately assess the risks that we assume, we may not charge adequate premiums to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues.
Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we:
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collect and properly analyze a substantial volume of data from our insureds;

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develop, test and apply appropriate actuarial projections and rating formulas;

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closely monitor and timely recognize changes in trends; and

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project both frequency and severity of our insureds’ losses with reasonable accuracy.

We seek to implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully and, as a result, accurately price our policies, is subject to a number of risks and uncertainties, including:
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insufficient or unreliable data;

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incorrect or incomplete analysis of available data;

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uncertainties generally inherent in estimates and assumptions;

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our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

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regulatory constraints on rate increases;

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our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and

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unanticipated court decisions, legislation or regulatory action.

If actual renewals of our existing contracts do not meet expectations, our premiums written in future years and our future results of operations could be materially adversely affected.
Many of our contracts are written for a one-year term. In our financial forecasting process, we make assumptions about the renewal of our prior year’s contracts. The insurance and reinsurance industries have historically been cyclical businesses with intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write a renewal because of pricing conditions, our premiums written in future years and our future operations would be materially adversely affected.
We may change our underwriting guidelines or our strategy without shareholder approval.
Our management has the authority to change our underwriting guidelines or our strategy without notice to our shareholders and without shareholder approval. As a result, we may make fundamental changes to our operations without shareholder approval, which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in the section titled “Business” or elsewhere in this prospectus.
Litigation and legal proceedings against our subsidiaries could have a material adverse effect on our business, financial condition and/or results of operations.
As an insurance and reinsurance holding company, our subsidiaries are named as defendants in various legal actions in the ordinary course of business. We believe that the outcome of presently pending matters, individually and in the aggregate, will not have a material adverse effect on our consolidated financial position. However, the outcomes of lawsuits cannot be predicted and, if determined adversely, could require us to pay significant damage amounts or to change aspects of our operations, which could have a material adverse effect on our financial results.
Changes in accounting practices and future pronouncements may materially affect our reported financial results.
Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, shareholders’ equity and other relevant financial statement line items.
In particular, the U.S. Financial Accounting Standards Board (the “FASB”) and the International Accounting Standards Board (the “IASB” and together with the FASB, the “Boards”) continue to work jointly on an insurance contract project, although the Boards acknowledge that the resulting standards will not converge. The Boards both issued proposals during 2013 regarding accounting and reporting updates and guidance for insurance contracts which could result in a material change from the current insurance accounting models towards more fair value-based models. The FASB decided that the core accounting framework will remain essentially unchanged for property-casualty insurers, although the required financial statements disclosures will be enhanced.
Additionally, the Boards continue to develop a comprehensive model for accounting and reporting of financial instruments, which may lead to further recognition of fair value changes through net income and changes in the way impairments are measured. Changes resulting from these two projects could have a significant impact on the earnings of insurance industry participants. There remains uncertainty with respect to the final outcome of these two projects.
Further, our U.S. insurance subsidiaries are required to comply with statutory accounting principles (“SAP”). SAP and various components of SAP (such as actuarial reserving methodology) are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations in the United States. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.

In addition, the NAIC Accounting Practices and Procedures manual provides that state insurance departments may permit insurance companies domiciled in their jurisdiction to depart from SAP by granting them permitted accounting practices. We cannot predict whether or when the insurance departments of the states of domicile of our competitors may permit them to utilize advantageous accounting practices that depart from SAP, the use of which may not be permitted by the insurance departments of the states of domicile of our U.S. insurance subsidiaries. We can give no assurance that future changes to SAP or components of SAP or the grant of permitted accounting practices to our competitors will not have a negative impact on us.
Our ability to implement our business strategy could be delayed or adversely affected by Bermuda employment restrictions relating to the ability to obtain and retain work permits for key employees in Bermuda.
Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Our success may depend in part on the continued services of key employees in Bermuda. A work permit may be granted or renewed upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian or a holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standards reasonably required by the employer. A work permit is issued with an expiry date (up to ten years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. If work permits are not obtained or are not renewed for our principal employees, we would lose their services, which could materially affect our businesses.
If North Carolina, Ohio, or Virginia significantly increase the assessments our insurance companies are required to pay, our financial condition and results of operations will suffer.
Our insurance companies are subject to assessments in North Carolina (the domiciliary state for Stonewood Insurance), Ohio (the domiciliary state for James River Insurance, Falls Lake National and Falls Lake General) and Virginia (the domiciliary state for James River Casualty), for various purposes, including the provision of funds necessary to fund the operations of the various insurance departments and the state funds that pay covered claims under certain policies written by impaired, insolvent or failed insurance companies. These assessments are generally set based on an insurer’s percentage of the total premiums written in the insurer’s state within a particular line of business. As our U.S.-based insurance subsidiaries grow, our share of any assessments may increase. We cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could result in higher than expected operating expenses and have an adverse effect on our financial condition or results of operations.
Our use of third-party claims administrators in certain lines of business may result in higher losses and loss adjustment expenses.
Historically, our Excess and Surplus Lines and Specialty Admitted Insurance segments handled all claims using employed staff. As we have entered new lines of business, we now use third-party claims administrators and contract employees to administer claims subject to the supervision of our employed staff. It is possible that these contract employees and third-party claims administrators may achieve less desirable results on claims than has historically been the case for our internal staff, which could result in significantly higher losses and loss adjustment expenses in those lines of business.
Risks Related to Taxation
In addition to the risk factors discussed below, we advise you to read “Tax Considerations” and to consult your own tax advisor regarding the tax consequences to you of your investment in our shares.
The Company and JRG Re may be subject to U.S. federal income taxation.
The Company and JRG Re are each incorporated under the laws of Bermuda. We believe that our and JRG Re’s activities, as contemplated, will not cause them to be treated as engaging in a U.S. trade or business and will not cause them to be subject to current U.S. federal income taxation on their net income. However, there are no definitive standards provided by the Internal Revenue Code of 1986, as amended (the

“Code”), regulations or court decisions as to the specific activities that constitute being engaged in the conduct of a trade or business within the United States, and any such determination is essentially factual in nature and must be made annually. The U.S. Internal Revenue Service (the “IRS”) could successfully assert that we or JRG Re (or both) are engaged in a trade or business in the United States or, if applicable under the income tax treaty between the United States and Bermuda (the “Bermuda Treaty”), engaged in a trade or business in the United States through a permanent establishment, and thus are subject to current U.S. federal income taxation. If we or JRG Re were deemed to be engaged in a trade or business in the United States (and, if applicable under the Bermuda Treaty, were deemed to be so engaged through a permanent establishment), we or JRG Re, as applicable, would become subject to U.S. federal income tax on income “effectively connected” (or treated as effectively connected) with the U.S. trade or business and would become subject to the “branch profits” tax on earnings and profits that are both effectively connected with the U.S. trade or business and deemed repatriated out of the United States. Any such federal tax liability could materially adversely affect our results of operations.
U.S. persons who own our shares may be subject to U.S. federal income taxation on our undistributed earnings and may recognize ordinary income upon disposition of shares.
If we are considered a PFIC for U.S. federal income tax purposes, a U.S. person who owns any of our shares could be subject to adverse tax consequences, including becoming subject to a greater tax liability than might otherwise apply and to tax on amounts in advance of when tax would otherwise be imposed, in which case your investment could be materially adversely affected. In addition, if we were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the shares that might otherwise be available under U.S. federal income tax laws. We believe that we are not and have not been, and currently do not expect to become, a PFIC for U.S. federal income tax purposes. We cannot assure you, however, that we will not be deemed a PFIC by the IRS. If we were considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on an investor that is subject to U.S. federal income taxation.
U.S. persons who, directly or indirectly or through attribution rules, own 10% or more of the voting power of our shares (“U.S. 10% shareholders”), may be subject to the controlled foreign corporation (the “CFC”) rules. Under these rules, if a foreign corporation is a CFC for an uninterrupted period of 30 days or more, each U.S. 10% shareholder must annually include in its taxable income its pro rata share of the CFC’s “subpart F income,” even if no distributions are made. In general (subject to the special rules applicable to “related person insurance income” described below), a foreign insurance company will be treated as a CFC only if U.S. 10% shareholders collectively own more than 25% of the total combined voting power or total value of the company’s shares at any point during any year. While our Company and JRG Re are and will continue to be CFCs immediately following the offering, we believe that the restrictions placed on the voting power of our shares should generally prevent shareholders who acquire shares in this offering or in the secondary market from being treated as U.S. 10% shareholders of a CFC. Our existing shareholders who beneficially own in excess of 10% of our common shares prior to and immediately following the offering are not subject to this limitation. We cannot assure you, however, that these rules will not apply to you. If you are a U.S. person we strongly urge you to consult your own tax advisor concerning the CFC rules.
Related Person Insurance Income. If  (a) our gross income attributable to insurance or reinsurance policies pursuant to which the direct or indirect insureds are our direct or indirect U.S. shareholders or persons related to such U.S. shareholders equals or exceeds 20% of our gross insurance income in any taxable year; and (b) direct or indirect insureds and persons related to such insureds own directly or indirectly 20% or more of the voting power or value of our shares (together, the “RPII Test”), a U.S. person who owns any of our shares directly or indirectly on the last day of such taxable year would most likely be required to include its allocable share of our related person insurance income for such taxable year in its income, even if no distributions are made. We do not believe that the 20% gross insurance income threshold has been met or will be met. However, we cannot assure you that this will be the case. Consequently, we cannot assure you that a person who is a direct or indirect U.S. shareholder will not be required to include amounts in its income in respect of related person insurance income in any taxable year.

Dispositions of Our Shares. If a U.S. shareholder is treated as disposing of shares in a CFC of which it is a U.S. 10% shareholder, or of shares in a foreign insurance corporation that has related person insurance income and in which U.S. persons collectively own 25% or more of the voting power or value of the company’s share capital, any gain from the disposition will generally be treated as a dividend to the extent of the U.S. shareholder’s portion of the corporation’s undistributed earnings and profits, as the case may be, that were accumulated during the period that the U.S. shareholder owned the shares. In addition, the shareholder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the direct or indirect U.S. shareholder.
U.S. tax-exempt organizations who own our shares may recognize unrelated business taxable income.
A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of our subpart F insurance income is allocated to it. In general, subpart F insurance income will be allocated to a tax-exempt organization owning (or treated as owning) our shares if we are a CFC as discussed above and it is a U.S. 10% shareholder or we earn related person insurance income and we satisfy the RPII Test. We cannot assure you that U.S. persons holding our shares (directly or indirectly) will not be allocated subpart F insurance income. U.S. tax-exempt organizations should consult their own tax advisors regarding the risk of recognizing unrelated business taxable income as a result of the ownership of our shares.
We may become subject to U.S. withholding and information reporting requirements under the Foreign Account Tax Compliance Act (“FATCA”) provisions.
The FATCA provisions of the Code generally impose a 30% withholding tax regime with respect to (1) certain U.S. source income (including interest and dividends) and gross proceeds from any sale or other disposition (after December 31, 2016) of property that can produce U.S. source interest or dividends (“withholdable payments”) and (2) “passthru payments” (generally, withholdable payments and payments that are attributable to withholdable payments) made by foreign financial institutions (“FFIs”). As a general matter, FATCA was designed to require U.S. persons’ direct and indirect ownership of certain non-U.S. accounts and non-U.S. entities to be reported to the IRS. The application of the FATCA withholding rules were phased in beginning June 30, 2014, with withholding on foreign passthru payments made by FFIs taking effect no earlier than 2017.
The Bermuda government has signed a “Model 2” intergovernmental agreement (“IGA”) with the United States to implement FATCA. If we or JRG Re (or both) is treated as an FFI for the purposes of FATCA, under IGA, we or JRG Re (or both) will be directed to ‘register’ with the IRS and enabled to comply with the requirements of FATCA, including due diligence, reporting and withholding. Among these requirements, we or JRG Re will be required to provide information regarding our or its U.S. direct or indirect owners and to comply with other reporting, verification, due diligence and other procedures. Assuming registration and compliance pursuant to IGA, an FFI would be treated as FATCA compliant and not subject to withholding. An FFI that satisfies the eligibility, information reporting and other requirements of an IGA generally is not subject to the regular FATCA reporting and withholding obligations discussed below.
Under the IGA between the United States and Bermuda, a foreign insurance company (or foreign holding company of an insurance company) that issues or is obligated to make payments with respect to a cash value or annuity contract is an FFI. Insurance companies, like ours, that issue only property-casualty insurance contracts, or that only issue life insurance contracts lacking cash value (or that provide for limited cash value) generally would not be considered FFIs under the IGA. However, a holding company may be treated as an FFI if it is formed in connection with or availed of by a collective investment vehicle, mutual fund, exchange traded fund, hedge fund, venture capital fund, leveraged buyout fund or any similar investment vehicle established with an investment strategy of investing, reinvesting or trading in financial assets. Moreover, a company may be treated as an FFI if its gross income is primarily attributable to investing, reinvesting or trading in financial assets and the entity is managed by an FFI, or the entity functions or holds itself out as an investment vehicle established with an investment strategy of investing, reinvesting or trading in financial assets. There can be no certainty as to whether we or JRG Re will be treated as a FFI under FATCA.
Even if we and JRG Re are not treated as FFIs, then depending on whether our shares are treated as “regularly traded on one or more established securities markets” under the FATCA rules and whether the income and assets of JRG Re meet the requirements for the treatment of JRG Re as an “active NFFE” (non-financial foreign entity), withholdable payments paid to the us or JRG Re may be subject to a 30% withholding tax unless we and/or JRG Re provide information regarding its U.S. direct or indirect owners. See “Tax Considerations — U.S. Federal Income Tax Considerations.”
Potential additional application of the Federal Insurance Excise Tax.
The IRS, in Revenue Ruling 2008-15, has formally announced its position that the U.S. federal insurance excise tax (the “FET”) is applicable (at a 1% rate on premiums) to all reinsurance cessions or retrocessions of risks by non-U.S. insurers or reinsurers to non-U.S. reinsurers where the underlying risks are either (1) risks of a U.S. entity or individual located wholly or partly within the United States or (2) risks of a non-U.S. entity or individual engaged in a trade or business in the United States which are located within the United States (the “U.S. Situs Risks”), even if the FET has been paid on prior cessions of the same risks. The legal and jurisdictional basis for, and the method of enforcement of, the IRS’s position is unclear, and the District Court for the District of Columbia recently held that the FET does not apply to retrocession contracts. We have not determined if the FET should be applicable with respect to risks ceded to us by, or by us to, a non-U.S. insurance company. If the FET is applicable, it should apply at a 1% rate on premiums for all U.S. Situs Risks ceded to us by a non-U.S. insurance company, or by us to a non-U.S. insurance company, even though the FET also applies at a 1% rate on premiums ceded to us with respect to such risks.
Change in U.S. tax laws may be retroactive and could subject us and/or U.S. persons who own our shares to U.S. income taxation on our undistributed earnings.
The tax laws and interpretations thereof regarding whether a company is engaged in a U.S. trade or business, is a CFC, has related party insurance income or is a PFIC are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the passive foreign investment company rules to an insurance company and the regulations regarding related party insurance income are in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming from the IRS. We are not able to predict if, when or in what form such guidance will be provided and whether such guidance will have a retroactive effect.
If reinsurance premiums paid by our U.S. subsidiaries to JRG Re or the interest rates and terms of loans made by our U.S. subsidiaries to us do not reflect arm’s-length terms, the IRS could seek to recharacterize the payments in a way that is unfavorable to us.
In light of the recent announcements by the U.S. Department of Treasury (the “Treasury Department”) with regard to “inversion” transactions, it is possible that as a Bermuda domiciled company owning U.S. subsidiaries, we may face greater scrutiny from U.S. tax authorities. Items identified by the Treasury Department and various commentators as areas of possible scrutiny by the Treasury Department or the IRS include the terms of intercompany reinsurance agreements and loans between U.S. subsidiaries and foreign parents. We have in place both intercompany loans from our U.S. subsidiaries to our parent company and intercompany reinsurance agreements. We believe the terms of these transactions are appropriate and reflect arms-length terms and are consistent with all applicable rules and regulations. It is possible, however, that the Treasury Department or the IRS may review our intercompany agreements and successfully assert, under Section 482 of the Code, that they are not on an arm-length basis and that as a result, we owe taxes on account of past or future periods.
You may be required to report foreign bank accounts and “Specified Foreign Financial Assets.”
U.S. persons holding our common shares should consider their possible obligation to file a FinCEN Form 114 Report of Foreign Bank and Financial Accounts with respect to their shares. Additionally, such U.S. and non-U.S. persons should consider their possible obligations to report annually certain information with respect to us with their U.S. federal income tax returns. Shareholders should consult their tax advisors with respect to these or other reporting requirements that may apply with respect to their ownership of our common shares.

Reduced tax rates for qualified dividend income may not be available in the future.
We believe that the dividends paid on the common shares should qualify as “qualified dividend income” if, as is intended, the common shares are approved for a listing on a national securities exchange. Qualified dividend income received by non-corporate U.S. persons is generally eligible for long-term capital gain rates. There has been proposed legislation before the U.S. Senate and House of Representatives that would exclude shareholders of certain foreign corporations from this advantageous tax treatment. If such legislation were to become law, non-corporate U.S. persons would no longer qualify for the reduced tax rate on the dividends paid by us.
We may become subject to taxes in Bermuda after March 31, 2035, which may have a material adverse effect on our results of operations and your investment.
The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given us an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations until March 31, 2035, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda. See “Tax Considerations — Bermuda Tax Considerations.” We cannot assure you that we will not be subject to any Bermuda tax after March 31, 2035.
Risks Related to Our Common Shares and This Offering
There is no existing market for our common shares and we do not know if one will develop. This could impede your ability to sell your shares or depress the market price of our common shares.
Prior to this offering, there has not been a public market for our common shares. We cannot predict the extent to which investor interest in our common shares will lead to the development of an active trading market on the NASDAQ Global Select Market or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common shares that you buy. We will negotiate the initial public offering price for our common shares with the representatives of our underwriters and therefore, that price may not be indicative of the market price of our common shares that will prevail in the open market following this offering. Consequently, you may not be able to sell our common shares at prices equal to or greater than the price you paid in this offering or at all.
The price of our common shares may fluctuate significantly and you could lose all or part of your investment.
Volatility in the market price of our common shares may prevent you from being able to sell your common shares at or above the price you paid for your common shares in this offering. The market price for our shares could fluctuate significantly for various reasons, including, without limitation:
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our operating and financial performance and prospects;

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our quarterly or annual earnings or those of other companies in our industry;

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exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;

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our creditworthiness, financial condition, performance and prospects;

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our dividend policy and whether dividends on our common shares have been, and are likely to be, declared and paid from time to time;

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actual or anticipated growth rates relative to our competitors;

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perceptions of the investment opportunity associated with our common shares relative to other investment alternatives;

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speculation by the investment community regarding our business;

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future announcements concerning our business or our competitors’ businesses;

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the public’s reaction to our press releases, other public announcements and filings with the SEC;

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market and industry perception of our success, or lack thereof, in pursuing our strategy;

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strategic actions by us or our competitors, such as acquisitions, restructurings, significant contracts or joint ventures;

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catastrophes that are perceived by investors as affecting the insurance and reinsurance market in general;

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catastrophes that are perceived by investors as impacting the insurance and reinsurance market in general;

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changes in government regulation;

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potential characterization of us as a PFIC;

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general market, economic and political conditions;

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changes in conditions or trends in our industry, geographies or customers;

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changes in accounting standards, policies, guidance, interpretations or principles;

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arrival and departure of key personnel;

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the number of shares to be publicly traded after this offering;

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sales of shares by us, our directors, executive officers or principal shareholders; and

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adverse resolution of litigation against us.

In addition, stock markets, including the NASDAQ Global Select Market, have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities issued by many companies, including companies in our industry. In the past, some companies that have had volatile market prices for their securities have been subject to class action or derivative lawsuits. The filing of a lawsuit against us, regardless of the outcome, could have a negative effect on our business, as it could result in substantial legal costs and a diversion of management’s attention and resources.
As a result of the factors described above, investors in our common shares may not be able to resell their shares at or above the initial public offering price or may not be able to resell them at all. These market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and the trading volume of our common shares are low.
If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our share price and trading volume could decline.
The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our Company by securities or industry analysts, the trading price for our shares would be negatively affected. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price or trading volume to decline.
For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
We are an “emerging growth company” as that term is defined in the JOBS Act. In this prospectus, we have taken advantage of, and we plan in future filings with the SEC to continue to take advantage of, certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of shareholder approval of any golden parachute payments not previously approved. We do not know if some investors will find our common shares less attractive as a result of our taking advantage of certain of these exemptions. The result may be a less active trading market for our common shares and our share price may be more volatile.
We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will continue to be an emerging growth company until the earliest to occur of  (1) the last day of the fiscal year during which we had total annual gross revenues of at least $1 billion (as indexed for inflation), (2) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering under this prospectus, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt and (4) the date on which we are deemed to be a “large accelerated filer,” as defined under the Exchange Act.
We will incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.
As a public company with SEC reporting, regulatory and stock exchange listing requirements, we will incur additional legal, accounting, compliance and other expenses. After completion of this offering, we will be obligated to file with the SEC annual and quarterly information and other reports required by the Exchange Act, and therefore will need to have the ability to prepare financial statements that are compliant with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of the NASDAQ Stock Market and certain provisions of Sarbanes-Oxley and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.
Sarbanes-Oxley and the Dodd-Frank Act, as well as new rules subsequently implemented by the SEC and the NASDAQ Stock Market, have increased regulation of, and imposed enhanced disclosure and corporate governance requirements on, public companies. Our efforts to comply with these evolving laws, regulations and standards will increase our operating costs and divert management’s time and attention from revenue-generating activities.
These changes will also place significant additional demands on our finance and accounting staff and on our financial accounting and information systems. We may in the future hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:
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prepare and file periodic reports and distribute other shareholder communications, in compliance with the federal securities laws and requirements of the NASDAQ Stock Market;

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define and expand the roles and the duties of our board of directors and its committees;

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institute more comprehensive compliance, investor relations and internal audit functions; and

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evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business. In addition, if we fail to implement the required controls with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired. If we do not implement the required controls in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NASDAQ Stock Market. Any such action could harm our reputation and the confidence of investors in, and clients of, our company and could negatively affect our business and cause the price of our shares to decline.

Failure to maintain effective internal controls in accordance with Sarbanes-Oxley could have a material adverse effect on our business and share price.
As a public company with SEC reporting obligations, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404(b) of Sarbanes-Oxley, which will require annual assessments by management of the effectiveness of our internal control over financial reporting. We are an emerging growth company, and thus we are exempt from the auditor attestation requirement of Section 404B of Sarbanes-Oxley until such time as we no longer qualify as an emerging growth company. Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable requirements, among other items.
During the course of our assessment, we may identify deficiencies that we are unable to remediate in a timely manner. Testing and maintaining our internal control over financial reporting may also divert management’s attention from other matters that are important to the operation of our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404(b) of Sarbanes-Oxley. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or its effect on our operations because there is presently no precedent available by which to measure compliance adequacy. Moreover, any material weaknesses or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause investors to lose confidence in our reported financial information or our common share listing on the NASDAQ Global Select Market to be suspended or terminated, which could have a negative effect on the trading price of our shares.
Following the completion of this offering, the D. E. Shaw Affiliates will own and have voting power over a large percentage of our common shares, which will allow them to have significant influence over matters requiring shareholder approval, and also will continue to have the right to appoint up to two directors and the right to approve certain transactions.
Following completion of this offering, the D. E. Shaw Affiliates will beneficially own approximately 50.7% of our outstanding common shares in the aggregate (47.4% if the underwriters exercise their overallotment option in full). The D. E. Shaw Affiliates have previously granted irrevocable voting proxies to bring the D. E. Shaw Affiliates’ aggregate voting power over our outstanding common shares to approximately 42%. See “Principal and Selling Shareholders — Irrevocable Proxies Granted by the D. E. Shaw Affiliates.” Although the D. E. Shaw Affiliates will not have voting power over the majority of outstanding common shares following the offering, they will have voting power over 42% of our outstanding shares. As a result, such shareholders will have significant influence over all matters requiring shareholder approval, including the election of directors (subject to a prohibition on the D. E. Shaw Affiliates right to vote in the election of a certain number of our directors as long as they collectively beneficially own more than 20% of the outstanding common shares; see “Description of Share Capital —  Certain Bye-laws Provisions — Limitations on Voting For Directors”), determination of significant corporate actions, amendments to our organizational documents, and the approval of any business transaction, such as a merger or other sale of us or our assets, in a manner that could conflict with the interests of other shareholders. In addition, D. E. Shaw & Co., L.P. acts as an investment advisor to the D. E. Shaw Affiliates and may earn investment and management fees from the investment of the D. E. Shaw Affiliates in the Company which may influence their decision with respect to any proposed change of control of the Company. The D. E. Shaw Affiliates may also delay or prevent a change of control, even if such a change of control would benefit our other shareholders.
Additionally, our bye-laws that will be effective upon the consummation of this offering will provide that for so long as the D. E. Shaw Affiliates collectively beneficially own shares representing at least (1) 25% of the outstanding common shares, the D. E. Shaw Affiliates shall have the right to designate two directors to the board of directors and (2) 10% (but less than 25%) of the outstanding common shares, the D. E. Shaw Affiliates shall have the right to designate one director to the board of directors. Our board shall consist of eight directors or such number in excess thereof as our board of directors may determine with the consent of at least one of the directors designated by the D.E. Shaw Affiliates (for so long as the

D.E. Shaw Affiliates collectively beneficially own more than 20% of the outstanding common shares). Also, during the three year period following consummation of the offering, as long as the D. E. Shaw Affiliates collectively beneficially own shares representing at least 20% of the outstanding common shares and subject to certain limited exceptions, the consent or affirmative vote of a director designated by the D. E. Shaw Affiliates will be required for us to take certain actions, including selling the Company or all or substantially all its assets and removing or appointing our chairman of the board, chief executive officer, chief operating officer and chief financial officer. Accordingly, the D. E. Shaw Affiliates will have substantial influence over us following completion of this offering.
Further, Messrs. Martin and Zwillinger, members of our board of directors, are affiliates of the D. E. Shaw Affiliates. Messrs. Martin and Zwillinger will continue to serve as directors, and in such capacity, will continue to have significant influence over our management, business plans and policies. The significant concentration of share ownership of our common shares and affiliation of two of our directors with the D. E. Shaw Affiliates, collectively, our largest shareholder, and the other rights that the D. E. Shaw Affiliates will maintain following the consummation of this offering may adversely affect the trading price of our common shares due to investors’ perception that conflicts of interest may exist or arise.
Our restated bye-laws will permit D. E. Shaw & Co., L.P. and its affiliates (including the D. E. Shaw Affiliates) and non-employee members of our board of directors to compete with us, which may result in conflicts of interest.
Our restated bye-laws will provide that no shareholder, or any of its affiliates or members of our board of directors (other than those who are our officers, managers or employees), shall have any duty to (1) communicate or present to the Company any investment or business opportunity or prospective transaction or arrangement in which the Company may have any interest or expectancy or (2) refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. D. E. Shaw & Co., L.P. and its affiliates (including the D. E. Shaw Affiliates) are in the business of making investments in companies and our bye-laws will not restrict them from acquiring and holding interests in businesses that compete directly or indirectly with us. For example, certain affiliates of D. E. Shaw & Co., L.P. are currently engaged in the reinsurance business. D. E. Shaw & Co., L.P., its affiliates and non-employee directors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if we are not able to pursue attractive corporate opportunities because they are allocated by one or more of the D. E. Shaw Affiliates to themselves or their other affiliates instead of being presented to us.
We depend upon dividends and distributions from our subsidiaries, and we may be unable to distribute dividends to our shareholders to the extent we do not receive dividends from our subsidiaries.
We are a holding company that has no substantial operations of our own and, accordingly, we rely primarily on cash dividends or distributions from our operating subsidiaries to pay our operating expenses and any dividends that we may pay to shareholders. The payment of dividends by our insurance and reinsurance subsidiaries is limited under the laws and regulations of its applicable domicile. These regulations stipulate the maximum amount of annual dividends or other distributions available to shareholders without prior approval of the relevant regulatory authorities. As a result of such regulations, we may not be able to pay our operating expenses as they become due and our payment of future dividends to shareholders may be limited.
The payment of dividends by our subsidiaries to us is limited by statute. In general, the laws and regulations applicable to our U.S. insurance subsidiaries limit the aggregate amount of dividends or other distributions that they may declare or pay within any 12 month period without advance regulatory approval. In Ohio, the domiciliary state of James River Insurance, this limitation is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of James River Insurance’s earned surplus. In North Carolina, the domiciliary state of Stonewood Insurance, this limitation is the greater of statutory net income excluding realized capital gains for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of unassigned surplus without obtaining regulatory approval. In Virginia, the domiciliary state of James River Casualty, this limitation is the greater of statutory net income excluding realized capital gains for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of unassigned surplus without obtaining regulatory approval. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula. See “Certain Regulatory Considerations  — U.S. Insurance Regulation” for more information. In addition, dividends paid by our U.S. subsidiaries to us are subject to a 30% withholding tax in the United States.
JRG Re, which is domiciled in Bermuda, is registered as a Class 3B insurer under the Insurance Act. The Insurance Act, the conditions listed in the insurance license and the applicable approvals issued by the BMA provide that JRG Re is required to maintain a minimum statutory solvency margin of  $57.4 million as of December 31, 2013. See “Certain Regulatory Considerations — Bermuda Insurance Regulation — Minimum Solvency Margin and Enhanced Capital Requirements” for more information. A Class 3B insurer is prohibited from declaring or paying a dividend if it fails to meet, before or after declaration or payment of such dividend, its: (1) requirements under the Companies Act, 1981 of Bermuda (the “Companies Act”), (2) minimum solvency margin, (3) enhanced capital requirement or (4) minimum liquidity ratio. If a Class 3B insurer fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA. In addition, JRG Re, as a Class 3B insurer is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least 2 directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA. See “Certain Regulatory Considerations — Bermuda Insurance Regulation — Restrictions on Dividends and Distributions” for more information.
The inability of our subsidiaries to pay dividends or make distributions to us, including as a result of regulatory or other restrictions, may prevent us from paying our expenses or paying dividends to our shareholders.
We cannot assure you that we will declare or pay dividends on our common shares in the future.
We intend to declare and pay dividends on our common shares, which will be our only class of common shares outstanding immediately following the offering, in an amount and on such dates as may be determined by our board of directors from time to time in their discretion. Any determination to declare or pay future dividends to our shareholders will be at the discretion of our board of directors and will depend on a variety of factors, including (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and collateral and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, (4) contractual prohibitions and other restrictions, (5) the effect of a dividend or dividends upon our financial strength ratings and (6) any other factors that our board of directors deems relevant. See “Dividend Policy.”
Future sales or the possibility of future sales of a substantial amount of our common shares by our existing shareholders may depress the price of such shares.
After giving effect to this offering, our existing shareholders will beneficially own approximately 61.5% of our outstanding common shares (55.7% if the underwriters exercise their overallotment in full), not including any common shares they or related parties may purchase in this offering. Of these shares held by our existing shareholders, 99.7% are subject to lock-up agreements that prohibit the owners from disposing of our shares for 180 days after the date of this prospectus (99.6% if the underwriters exercise their overallotment in full) (common shares purchased through our director share program will be subject to a 30-day lock-up, unless purchased by a current director or executive officer, in which case the common shares will be subject to a 180-day lock-up pursuant to lock-up agreements entered into by such parties). We cannot predict what effect, if any, future sales of shares by these persons, their affiliates or our other shareholders, or the availability of shares for future sale, may have on the prevailing market price of our common shares from time to time. Sales of substantial amounts of our common shares in the public market by these persons, their affiliates or our other shareholders, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common shares. See “Shares Eligible for Future Sale.”
The D. E. Shaw Affiliates and Goldman Sachs have rights, subject to certain conditions, to require us to file one or more registration statements, and all of our shareholders prior to the consummation of this offering may, subject to limitations, include their shares for registration in a future registration statement that we file. This may in the future facilitate the sale of large amounts of our common shares. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Registration Rights Agreement.”
If such sales reduce the market price of our common shares, our ability to raise additional capital in the equity markets may be adversely affected, and it may be difficult for you to sell your shares at a time and price that you deem appropriate.
Our bye-laws and provisions of Bermuda law may impede or discourage a change of control transaction, which could deprive our investors of the opportunity to receive a premium for their shares.
Our bye-laws and provisions of Bermuda law to which we are subject contain provisions that could discourage, delay or prevent “change of control” transactions or changes in our board of directors and management that certain shareholders may view as beneficial or advantageous. These provisions include, among others:
•
the total voting power of any U.S. person owning more than 9.5% of our common shares will be reduced to 9.5% of the total voting power of our common shares, excluding the D. E. Shaw Affiliates, Goldman Sachs and any other shareholder that owns more than 9.5% of the total voting power of our common shares as of the consummation of this offering. See “Description of Share Capital — Voting Rights”;

•
our board of directors has the authority to issue preferred shares without shareholder approval, which could be used to dilute the ownership of a potential hostile acquiror;

•
our shareholders may only remove directors for cause and so long as the D. E. Shaw Affiliates have the right to designate directors, the directors designated by the D. E. Shaw Affiliates may only be replaced by the D. E. Shaw Affiliates;

•
there are advance notice requirements for shareholders with respect to director nominations and actions to be taken at annual meetings;

•
until the third anniversary of the consummation of this offering and so long as the D. E. Shaw Affiliates collectively beneficially own shares representing at least 20% of the outstanding common shares, the sale of the Company (subject to certain limited exceptions) will require the consent of a director designated by the D. E. Shaw Affiliates; and

•
under Bermuda law, for so long as JRG Re is registered under the Insurance Act, the BMA may object to a person holding more than 10% of our common shares if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder (See “— There are regulatory limitations on the ownership and transfer of our common shares.”).

The foregoing factors, as well as the significant share ownership by principal shareholders following the offering, could impede a merger, takeover or other business combination, which could reduce the market value of our shares. See “Description of Share Capital.”
We may repurchase your common shares without your consent.
Under our bye-laws and subject to Bermuda law, we have the option, but not the obligation, to require a shareholder, other than any shareholder that owns more than 9.5% of the total voting power of our common shares as of the consummation of this offering, to sell to us at fair market value the minimum number of common shares which is necessary to avoid or cure any adverse tax consequences or materially adverse legal or regulatory treatment to us, our subsidiaries or our shareholders if our board of directors reasonably determines, in good faith, that failure to exercise our option would result in such adverse consequences or treatment. The D. E. Shaw Affiliates and Goldman Sachs will not be subject to these provisions.
Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our shares.
We are organized under the laws of Bermuda. As a result, our corporate affairs are governed by the Companies Act, which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions are not available under Bermuda law. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under our bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of holders of our common shares and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, holders of our common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.
There are regulatory limitations on the ownership and transfer of our common shares.
Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003, which regulates the sale of securities in Bermuda. In addition, the BMA must approve all issues and transfers of shares of a Bermuda exempted company. However, the BMA has, pursuant to its statement of June 1, 2005 (the “Public Notice”), given its general permission under the Exchange Control Act 1972 (and related regulations) for the issue and free transfer of Equity Securities (as such term is defined in the Public Notice) of Bermuda companies to and among persons who are non-residents of Bermuda for exchange control purposes as long as Equity Securities of such company are listed on an appointed stock exchange, which includes the NASDAQ Global Select Market. This general permission will apply to our common shares, but would cease to apply if we were to cease to be listed on any tier of the NASDAQ Stock Market.
We have received consent from the BMA to issue, and transfer freely any of our shares, options, warrants, depository receipts, rights loan notes, debt instruments or other securities to and among persons who are either residents or non-residents of Bermuda for exchange control purposes.
The Insurance Act requires that, in respect of a company whose shares are listed on a stock exchange recognized by the BMA, any person who becomes a holder of at least 10%, 20%, 33% or 50% of the shares of an insurance or reinsurance company or its parent company must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date such person has knowledge of having such a holding, whichever is later. This requirement will apply to us as long as our shares are listed on any tier of the NASDAQ Stock Market or another stock exchange recognized by the BMA. The BMA may, by written notice, object to a person holding 10%, 20%, 33% or 50% of our common shares if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce its shareholding in us and may direct, among other things, that the voting rights attaching to its shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.
JRG Re is also required to notify the BMA in writing in the event any person has become or has ceased to be a controller or an officer of it (an officer includes a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters).
Except in connection with the settlement of trades or transactions entered into through the facilities of the NASDAQ Global Select Market, our board of directors may generally require any shareholder or any person proposing to acquire our shares to provide the information required under our bye-laws. If any such shareholder or proposed acquiror does not provide such information, or if our board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, our board of directors may decline to register any transfer or to effect any issuance or purchase of shares to which such request is related.
In addition, the insurance holding company laws and regulations of the states in which our insurance companies are domiciled generally require that, before a person can acquire direct or indirect control, and in some cases prior to divesting its control, of an insurer domiciled in the state, prior written approval must be obtained from the insurer’s domiciliary state insurance regulator. These laws may discourage potential acquisition proposals and may delay, deter or prevent an investment in or a change of control involving us, or one or more of our regulated subsidiaries, including transactions that our management and some or all of shareholders might consider desirable. Pursuant to applicable laws and regulations, “control” over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing, 10% or more of the voting securities of that reinsurer or insurer. Indirect ownership includes ownership of the Company’s common shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. You can identify forward-looking statements in this prospectus by the use of words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.
Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:
•
the inherent uncertainty of estimating reserves and the possibility that incurred losses may be greater than our loss and loss adjustment expense reserves;

•
inaccurate estimates and judgments in our risk management may expose us to greater risks than intended;

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the potential loss of key members of our management team or key employees and our ability to attract and retain personnel;

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adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could adversely affect our growth and profitability;

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a decline in our financial strength rating resulting in a reduction of new or renewal business;

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reliance on a select group of brokers and agents for a significant portion of our business and the impact of our potential failure to maintain such relationships;

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existing or new regulations that may inhibit our ability to achieve our business objectives or subject us to penalties or suspensions for non-compliance or cause us to incur substantial compliance costs;

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a failure of any of the loss limitations or exclusions we employ;

•
potential effects on our business of emerging claim and coverage issues;

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exposure to credit risk, interest rate risk and other market risk in our investment portfolio;

•
losses in our investment portfolio;

•
the cyclical nature of the insurance and reinsurance industry, resulting in periods during which we may experience excess underwriting capacity and unfavorable premium rates;

•
additional government or market regulation;

•
our reinsurance business being subject to loss settlements made by ceding companies and fronting carriers;

•
a forced sale of investments to meet our liquidity needs;

•
our ability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us;

•
our underwriters and other associates could take excessive risks;

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losses resulting from reinsurance counterparties failing to pay us on reinsurance claims or insurance companies with whom we have a fronting arrangement failing to pay us for claims;

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the potential impact of internal or external fraud, operational errors, systems malfunctions or cybersecurity incidents;

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our ability to manage our growth effectively;

•
competition within the casualty insurance and reinsurance industry;

•
an adverse outcome in a legal action that we are or may become subject to in the course of our insurance and reinsurance operations;

•
in the event we do not qualify for the insurance company exception to the PFIC rules and are therefore considered a PFIC, there could be material adverse tax consequences to an investor that is subject to U.S. federal income taxation, including a higher tax rate on dividends received from us and any gain realized on a sale or other disposition of our common shares, as well as an interest charge;

•
the Company or JRG Re becoming subject to U.S. federal income taxation;

•
failure to maintain effective internal controls in accordance with Sarbanes-Oxley;

•
the D. E. Shaw Affiliates’ continued ownership of a significant portion of our outstanding shares and their resulting ability to exert significant influence over matters requiring shareholder approval in a manner that could conflict with the interests of other shareholders; additionally, the D. E. Shaw Affiliates will have certain rights with respect to board representation and approval rights with respect to certain transactions;

•
changes in our financial condition, regulations or other factors that may restrict our ability to pay dividends; and

•
other risks and uncertainties discussed in “Risk Factors” and elsewhere in this prospectus.

Accordingly, you should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.
Forward-looking statements speak only as of the date of this prospectus. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not have any obligation, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information or future events or otherwise. You should not place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

USE OF PROCEEDS
The proceeds from this offering, before deducting underwriting discounts, will be approximately $231.0 million (or $265.7 million if the underwriters exercise their option to purchase additional shares in full), based upon the initial public offering price of  $21.00 per share. The selling shareholders will receive all of the proceeds from this offering, and we will not receive any proceeds from this offering.
DIVIDEND POLICY
In August 2014, we declared a dividend payable to our shareholders of record as of June 30, 2014, in the aggregate amount of  $70.0 million, which we financed with a $50.0 million dividend paid to the Company by JRG Re and approximately $20.0 million in additional borrowings under our senior revolving credit facility.
We intend to declare and pay quarterly dividends on our common shares, which will be our only class of common shares outstanding immediately following the offering, commencing in the first quarter of 2015. The declaration, payment and amount of future dividends will be subject to the discretion of our board of directors. Our board of directors will give consideration to various risks and uncertainties, including those discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus when determining whether to declare and pay dividends, as well as the amount thereof. Our board of directors may take into account a variety of factors when determining whether to declare any future dividends, including (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and collateral and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, (4) contractual prohibitions and other restrictions, (5) the effect of a dividend or dividends upon our financial strength ratings and (6) any other factors that our board of directors deems relevant.
We are a holding company that has no substantial operations of our own, and we rely primarily on cash dividends or distributions from our subsidiaries to pay our operating expenses and dividends to shareholders. The payment of dividends by our insurance and reinsurance subsidiaries is limited under the laws and regulations of their respective domicile. These regulations stipulate the maximum amount of annual dividends or other distributions available to shareholders without prior approval of the relevant regulatory authorities. Additionally, dividends from our U.S. subsidiaries to the Bermuda holding company are subject to a 30% withholding tax by the IRS. As a result of such regulations, we may not be able to pay our operating expenses as they become due and our payment of future dividends to shareholders may be limited. See “Risk Factors — Risks Related to our Business and Industry — We depend upon dividends and distributions from our subsidiaries, and we may be unable to distribute dividends to our shareholders to the extent we do not receive dividends from our subsidiaries.”

CAPITALIZATION
The following sets forth our debt, shareholders’ equity and capitalization as of September 30, 2014 (1) on an actual basis and (2) on a pro-forma basis to give effect to the Recapitalization, and payment of offering expenses.
You should read this table in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial data and related notes and other financial information included elsewhere in this prospectus.
	September 30, 2014	Pro-Forma to give effect to Recapitalization and Offering Expenses September 30, 2014
	($ in thousands)
Debt	$182,355	$182,355
Shareholders’ equity:
Class A common shares, $0.01 par value, 1,200,000 shares authorized (0 authorized pro-forma), 570,807 shares issued and outstanding (0 issued and outstanding pro-forma)	6	—
Class B common shares, $0.01 par value, 2,800,000 shares authorized (0 authorized pro-forma), 0 shares issued and outstanding (0 shares issued and outstanding pro-forma)	—	—
Common Shares, $0.0002 par value, 0 shares authorized (200,000,000 authorized pro-forma), 0 shares issued and outstanding (28,540,350 issued and outstanding pro-forma)	—	6
Preferred Shares $0.00125 par value, 2,500,000 shares authorized (20,000,000 authorized pro-forma), 0 shares issued and outstanding (0 shares issued and outstanding pro-forma)	—	—
Additional paid in capital	627,959	627,959
Retained earnings	32,457	22,807(1)
Accumulated other comprehensive income	14,285	14,285
Total shareholders’ equity	$674,707	$665,057
Total capitalization	$857,062	$847,412
Ratio of debt to total capitalization	21.3%	21.5%

(1)
Adjusted to reflect estimated offering expenses to be incurred subsequent to September 30, 2014 of $2.2 million and expenses of  $7.5 million after-tax ($10.2 million pre-tax) to be incurred in connection with the conversion of unallocated awards under the Amended and Restated James River Group, Ltd. Equity Incentive Plan to a cash bonus pool.

The table above excludes:
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2,161,250 common shares subject to outstanding options;

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an aggregate of  (1) 333,334 restricted share units to be granted to executive officers and 993,520 options to acquire common shares to be granted to officers and employees, in each case on the date of consummation of this offering under the James River Group Holdings, Ltd. Long-Term Incentive Plan, and (2) 7,140 restricted share units to be granted to directors on the date of consummation of the offering under the James River Group Holdings, Ltd. 2014 Non-Employee Director Incentive Plan (the number of restricted share units to be granted to executive officers and directors is based upon the initial public offering price of  $21.00 per share); none of the restricted share units or options issued on consummation of the offering will be vested at issuance, and accordingly there will be no compensation charge at consummation of the offering; and

•
excludes 1,844,296 common shares reserved for future grants under the James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan and 42,860 common shares reserved for issuance under the James River Group Holdings, Ltd. 2014 Non-Employee Director Incentive Plan, in each case excluding the common shares to be subject to restricted share unit and option awards under each plan set forth in the preceding bullet above, as applicable.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present selected historical financial information of James River Group Holdings, Ltd. derived from (i) our consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013, which have been audited by Ernst & Young LLP, included in this prospectus, (ii) our unaudited condensed consolidated balance sheet as of September 30, 2014 and 2013, and the related condensed consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2014 and 2013, included in this prospectus and (iii) our unaudited condensed consolidated balance sheet as of December 31, 2011. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of our management, the unaudited condensed consolidated financial statements presented in the tables below reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods indicated.
These historical results are not necessarily indicative of results to be expected from any future period. The following information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.
	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	($ in thousands, except for per share data)
Operating Results:
Gross written premiums(1)	$415,616	$284,420	$368,518	$491,931	$490,821
Ceded written premiums(2)	(47,998)	(30,157)	(43,352)	(139,622)	(57,752)
Net written premiums	$367,618	$254,263	$325,166	$352,309	$433,069
Net earned premiums	$286,057	$246,509	$328,078	$364,568	$337,105
Net investment income	33,189	34,701	45,373	44,297	48,367
Net realized investment (losses) gains	(1,678)	12,992	12,619	8,915	20,899
Other income	740	153	222	130	226
Total revenues	318,308	294,355	386,292	417,910	406,597
Losses and loss adjustment expenses	171,936	141,803	184,486	264,496	233,479
Other operating expenses	98,971	89,039	114,804	126,884	115,378
Other expenses	2,848	605	677	3,350	592
Interest expense	4,661	5,200	6,777	8,266	8,132
Amortization of intangible assets	447	1,918	2,470	2,848	2,848
Impairment of intangible assets	—	—	—	4,299	—
Total expenses	278,863	238,565	309,214	410,143	360,429
Income before income tax expense	39,445	55,790	77,078	7,767	46,168
Income tax expense (benefit)	3,626	6,483	9,741	(897)	7,695
Net income(3)	$35,819	$49,307	$67,337	$8,664	$38,473
Net operating income(4)	$39,639	$40,585	$58,918	$7,935	$22,352
Earnings per Share:
Basic	$1.26	$1.59	$2.21	$0.24	$1.08
Diluted	$1.24	$1.59	$2.21	$0.24	$1.06
Weighted-average shares outstanding – diluted	28,787,500	31,084,950	30,500,800	35,733,350	35,718,000

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2014	2013	2013	2012	2011
	($ in thousands, except for ratios)
Balance Sheet Data:
Cash and invested assets	$1,302,060	$1,258,030	$1,217,078	$1,235,537	$1,162,966
Reinsurance recoverables	121,929	120,488	120,477	176,863	91,073
Goodwill and intangible assets	222,106	223,105	222,553	225,023	233,827
Total assets	1,969,586	1,919,115	1,806,793	2,025,381	1,752,605
Reserve for losses and loss adjustment expenses	690,882	714,538	646,452	709,721	565,955
Unearned premiums	305,485	227,773	218,532	239,055	223,613
Senior debt	78,300	58,000	58,000	35,000	35,000
Junior subordinated debt	104,055	104,055	104,055	104,055	104,055
Total liabilities	1,294,879	1,231,346	1,105,303	1,241,341	990,230
Total shareholders’ equity	674,707	687,769	701,490	784,040	762,375
GAAP Underwriting Ratios:
Loss ratio(5)	60.1%	57.5%	56.2%	72.6%	69.3%
Expense ratio(6)	34.6%	36.1%	35.0%	34.8%	34.2%
Combined ratio(7)	94.7%	93.6%	91.2%	107.4%	103.5%
Other Data:
Tangible shareholders’ equity(8)	$452,601	$464,664	$478,937	$559,017	$528,548
Tangible shareholders’ equity per common share outstanding	$15.86	$16.29	$16.78	$15.52	$14.80
Debt to total capitalization ratio(9)	21.3%	19.1%	18.8%	15.1%	15.4%
Regulatory capital and surplus(10)	$575,544	$563,635	$580,267	$596,272	$587,518
Net written premiums to surplus ratio(11)	0.9	0.6	0.6	0.6	0.7

(1)
The amount received or to be received for insurance policies written or assumed by us during a specific period of time without reduction for acquisition costs, reinsurance costs or other deductions.

(2)
The amount of written premiums ceded to (reinsured by) other insurers.

(3)
Net income represents income from continuing operations for all periods presented.

(4)
Net operating income is a non-GAAP measure. We define net operating income as net income excluding net realized investment gains and losses, expenses related to due diligence costs for various merger and acquisition activities, severance costs associated with terminated employees, impairment charges on goodwill and intangible assets, gains on extinguishment of debt and interest expense on a leased building that we are deemed to own for accounting purposes. We use net operating income as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Net operating income should not be viewed as a substitute for net income in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Measures” for a reconciliation of net operating income to net income in accordance with GAAP.

(5)
The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net earned premiums, net of the effects of reinsurance.

(6)
The expense ratio is the ratio, expressed as a percentage, of other operating expenses to net earned premiums.

(7)
The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(8)
Tangible shareholders’ equity is shareholders’ equity less goodwill and intangible assets.

(9)
The ratio, expressed as a percentage, of total indebtedness for borrowed money to the sum of total indebtedness for borrowed money and shareholders’ equity.

(10)
For our U.S. insurance subsidiaries, the excess of assets over liabilities as determined in accordance with statutory accounting principles as determined by the NAIC. For our Bermuda reinsurer, shareholders’ equity in accordance with U.S. generally accepted accounting principles (“GAAP”).

(11)
We believe this measure is useful in evaluating our insurance subsidiaries’ operating leverage. It may not be comparable to the definition of net written premiums to surplus ratio for other companies. The calculations for the nine months ended September 30, 2014 and 2013 use annualized net written premiums as the numerator in the calculation. Annualized results are not necessarily indicative of our actual results for the full year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including those described under the heading “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements. You should read this discussion and analysis together with our audited consolidated balance sheet and related notes included elsewhere in this prospectus.
Overview
James River Group Holdings, Ltd. is a Bermuda-based insurance holding company. We own and operate a group of specialty insurance and reinsurance companies with the objective of generating compelling returns on tangible equity while limiting volatility. We seek to do this by earning profits from insurance underwriting while opportunistically investing our capital to grow tangible equity for our shareholders. Until December 11, 2007, our U.S.-based operations were managed by James River Group, Inc., which was a publicly-held company traded on the NASDAQ stock market. On December 11, 2007, we acquired James River Group, Inc. (the “Acquisition”). We do not believe that the Acquisition changed the tax status of the Company for U. S. federal income tax purposes. On September 18, 2014, we changed our name from Franklin Holdings (Bermuda), Ltd. to our current name.
For the year ended December 31, 2013, 70% of our group-wide gross written premiums originated from the U.S. E&S lines market. We also have a specialty admitted insurance business in the United States that we believe is well positioned for growth. We intend to concentrate substantially all of our underwriting in casualty insurance and reinsurance, and for the year ended December 31, 2013, over 95% of our group-wide gross written premiums were from casualty insurance and reinsurance. We focus on specialty markets in which our underwriters have particular expertise and where we have long-standing distribution relationships; maintaining a strong balance sheet by maintaining appropriate reserves; monitoring reinsurance recoverables carefully; managing our investment portfolio actively without taking undue risk; using technology to monitor trends in our business; responding rapidly to market opportunities and challenges; and actively managing our capital.
We report our business in four segments: Excess and Surplus Lines, Specialty Admitted Insurance, Casualty Reinsurance and Corporate and Other.
The Excess and Surplus Lines segment offers E&S commercial lines liability and property insurance in every U.S. state and the District of Columbia through James River Insurance and its wholly-owned subsidiary, James River Casualty. James River Insurance and James River Casualty are both non-admitted carriers. Non-admitted carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market companies, allowing them flexibility to change the coverage terms offered and the rate charged without the time constraints and financial costs associated with the filing process. In 2013, the average account in this segment generated annual gross written premiums of approximately $16,000. The Excess and Surplus Lines segment distributes primarily through wholesale insurance brokers. Members of our management team have participated in this market for over three decades and have long-standing relationships with the wholesale agents who place E&S lines accounts. The Excess and Surplus Lines segment produced 52.2% of our gross written premiums for the year ended December 31, 2013.
The Specialty Admitted Insurance segment focuses on niche classes within the standard insurance markets, such as workers’ compensation coverage for residential contractors, light manufacturing operations, transportation workers and healthcare workers in North Carolina, Virginia and South Carolina. This segment has admitted licenses in 47 states and the District of Columbia. While this segment has historically focused on workers’ compensation business, going forward, we anticipate growing our fronting business and our other commercial lines through our program business. We believe we can earn substantial fees in our program and fronting business by writing policies and then transferring all or a substantial portion of the underwriting risk position to other capital providers that pay us a fee for “fronting” or ceding the business to them. The Specialty Admitted Insurance segment distributes through a variety of sources, including independent retail agents, program administrators and MGAs. The Specialty Admitted Insurance segment produced 5.6% of our gross written premiums for the year ended December 31, 2013.

The Casualty Reinsurance segment consists of JRG Re, our Bermuda domiciled reinsurance subsidiary, which provides proportional and working layer casualty reinsurance to third parties and to our U.S.-based insurance subsidiaries. The Casualty Reinsurance segment’s underwriting results only include the results of reinsurance written with unaffiliated companies and do not include the premiums and losses ceded under our internal quota share arrangement described below, which are captured in our Excess and Surplus Lines and Specialty Admitted Insurance segments, respectively. Typically, we structure our reinsurance contracts (also known as treaties) as quota share arrangements, with loss mitigating features, such as commissions that adjust based on underwriting results. We frequently include risk mitigating features in our excess working layer treaties, which allows the ceding company to capture a greater percentage of the profits should the business prove more profitable than expected, or alternatively provides us with additional premiums should the business incur higher than expected losses. We believe these structures allow us to participate in the risk side-by-side with the ceding company and best align our interests with the interests of our cedents. Treaties with loss mitigation features including sliding scale ceding commissions represented 84% of the gross premiums written by our Casualty Reinsurance segment during the first nine months of 2014. We typically do not assume large individual risks in our Casualty Reinsurance segment, nor do we write property catastrophe reinsurance. Two of the three largest unaffiliated accounts written by JRG Re in 2013 and during the first nine months of 2014 were ceded from E&S carriers. The Casualty Reinsurance segment distributes through traditional reinsurance brokers. The Casualty Reinsurance segment produced 42.2% of our gross written premiums for the year ended December 31, 2013.
We have direct intercompany reinsurance agreements under which we cede 70% of the pooled net written premiums of our U.S. subsidiaries (after taking into account third-party reinsurance) to JRG Re. This business is ceded to JRG Re under a proportional, or quota-share, reinsurance treaty that provides for an arm’s length ceding commission. Notwithstanding the intercompany agreement, we exclude the effects of this agreement for the presentation of the Excess and Surplus Lines and Specialty Admitted Insurance reporting segments included herein. At September 30, 2014, approximately 64% of our cash and invested assets were held by JRG Re, which benefits from a favorable operating environment, including an absence of corporate income or investment taxes. We do pay a 1% excise tax on premiums ceded to JRG Re. For the year ended December 31, 2013, our total effective tax rate was 12.6%.
The Corporate and Other segment consists of the management and treasury activities of our holding companies and interest expense associated with our debt.
The A.M. Best financial strength rating for our group’s regulated insurance subsidiaries is “A-” (Excellent), with a “positive outlook.” This rating reflects A.M. Best’s opinion of our insurance subsidiaries’ financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors.
Critical Accounting Policies and Estimates
We identified the accounting estimates below as critical to the understanding of our financial position and results of operations. Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements. We evaluate our estimates regularly using information that we believe to be relevant. For a detailed discussion of our accounting policies, see the Notes to Consolidated Financial Statements included in this Form S-1.
Reserve for Losses and Loss Adjustment Expenses
The reserve for losses and loss adjustment expenses represents our estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. We do not discount this reserve. We estimate the reserve using individual case-basis valuations of reported claims and statistical analyses. We believe that the use of judgment is necessary to arrive at a best estimate for the reserve for losses and loss adjustment expenses given the long-tailed nature of the business we write and the limited operating experience of the Casualty Reinsurance segment and of the program and fronting business in the Specialty Admitted Insurance segment. In applying this judgement, we generally establish reserves that are above our actuaries’ estimate. As such, we seek to establish reserves that will ultimately prove to be adequate. If we have indications that claims frequency or severity exceeds our initial expectations, we increase our reserves for losses and loss adjustment expenses. Conversely, when claims frequency and severity trends are more favorable than initially anticipated, we reduce our reserves for losses and loss adjustment expenses once we have sufficient data to confirm the validity of the favorable trends.
Our Excess and Surplus Lines and Specialty Admitted Insurance segments generally are notified of losses by our insureds or their brokers. Based on the information provided, we establish case reserves by estimating the ultimate losses from the claim, including administrative costs associated with the ultimate settlement of the claim. Our claims department personnel use their knowledge of the specific claim along with internal and external experts, including underwriters and legal counsel, to estimate the expected ultimate losses.
Our Casualty Reinsurance segment generally establishes case reserves based on reports received from ceding companies or their brokers. For excess of loss contracts, we are typically notified of insurance losses on specific contracts, and we record case reserves based on the estimated ultimate losses on each claim. For proportional contracts, we typically receive aggregated claims information and record case reserves based on that information.
We also use statistical analyses to estimate the cost of losses and loss adjustment expenses that have been incurred but not reported to us (“IBNR”). Those estimates are based on our historical information, industry information and estimates of future trends that may affect the frequency of claims and changes in the average cost of claims (severity) that may arise in the future.
The Company’s gross reserve for losses and loss adjustment expenses at December 31, 2013 was $646.5 million. Of this amount, 70.9% relates to IBNR (71.7% at September 30, 2014). The Company’s gross reserve for losses and loss adjustment expenses by segment are summarized as follows:
	Gross Reserves at December 31, 2013
	Case	IBNR	Total	IBNR % of Total
	($ in thousands)
Excess and Surplus Lines	$70,230	$308,737	$378,967	81.5%
Specialty Admitted Insurance	31,470	27,436	58,906	46.6%
Casualty Reinsurance	86,566	122,013	208,579	58.5%
Total	$188,266	$458,186	$646,452	70.9%

The Company’s net reserve for losses and loss adjustment expenses at December 31, 2013 was $527.0 million. Of this amount, 68.2% relates to IBNR (70.7% at September 30, 2014). The Company’s net reserve for losses and loss adjustment expenses by segment are summarized as follows:
	Net Reserves at December 31, 2013
	Case	IBNR	Total	IBNR % of Total
	($ in thousands)
Excess and Surplus Lines	$63,348	$233,220	$296,568	78.6%
Specialty Admitted Insurance	28,996	22,485	51,481	43.7%
Casualty Reinsurance	75,498	103,438	178,936	57.8%
Total	$167,842	$359,143	$526,985	68.2%

Our Reserve Committee consists of our Chief Actuary, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer and the presidents and chief actuaries of each of our three operating segments. The Reserve Committee meets quarterly to review the actuarial recommendations made by each chief actuary and uses its best judgment to determine the best estimate to be recorded for the reserve for losses and loss adjustment expenses on our balance sheet. The Reserve Committee believes that using judgment to supplement the actuarial recommendations is necessary to arrive at a best estimate given the nature of the business that we write and the limited operating experience of the Casualty Reinsurance segment and the program and fronting business in the Specialty Admitted Insurance segment.
The process of estimating the reserve for losses and loss adjustment expenses requires a high degree of judgment and is subject to a number of variables. In establishing the quarterly actuarial recommendation for the reserve for losses and loss adjustment expenses, our actuaries estimate an initial expected ultimate loss ratio for each of our product lines by accident year (or for our Casualty Reinsurance segment, on a contract by contract basis). Input from our underwriting and claims departments, including premium pricing assumptions and historical experience, are considered by our actuaries in estimating the initial expected loss ratios. Our actuaries generally utilize five actuarial methods in their estimation process for the reserve for losses and loss adjustment expenses. These five methods utilize, to varying degrees, the initial expected loss ratio, detailed statistical analysis of past claims reporting and payment patterns, claims frequency and severity, paid loss experience, industry loss experience, and changes in market conditions, policy forms, exclusions, and exposures. The five actuarial methods that we use in our reserve estimation process are:
Expected Loss Method
The Expected Loss Method multiplies earned premiums by an initial expected loss ratio.
Incurred Loss Development Method
The Incurred Loss Development method uses historical loss reporting patterns to estimate future loss reporting patterns. In this method, our actuaries apply historical loss reporting patterns to develop incurred loss development factors that are applied to current reported losses to calculate expected ultimate losses.
Paid Loss Development Method
The Paid Loss Development method is similar to the incurred loss development method, but it uses historical loss payment patterns to estimate future loss payment patterns. In this method, our actuaries apply historical loss payment patterns to develop paid loss development factors that are applied to current paid losses to calculate expected ultimate losses.
Bornhuetter-Ferguson Incurred Loss Development Method
The Bornhuetter-Ferguson Incurred Loss Development method divides the projection of ultimate losses into the portion that has already been reported and the portion that has yet to be reported. The portion that has yet to be reported is estimated as the product of premiums earned for the accident year, the initial expected ultimate loss ratio and an estimate of the percentage of ultimate losses that are unreported at the valuation date.
Bornhuetter-Ferguson Paid Loss Development Method
The Bornhuetter-Ferguson Paid Loss Development method is similar to the Bornhuetter-Ferguson Incurred Loss Development Method, except this method divides the projection of ultimate losses into the portion that has already been paid and the portion that has yet to be paid. The portion that has yet to be paid is estimated as the product of premiums earned for the accident year, the initial expected ultimate loss ratio and an estimate of the percentage of ultimate losses that are unpaid at the valuation date.
Different reserving methods are appropriate in different situations, and our actuaries use their judgment and experience to determine the weighting of the methods detailed above to use for each accident year and each line of business and, for each contract in the Casualty Reinsurance segment. For example, the current accident year has very little incurred and paid loss development data on which to base reserve projections. As a result, we rely heavily on the Expected Loss Method in estimating reserves for the current accident year. We generally set our initial expected loss ratio for the current accident year consistent with our pricing assumptions. Since our pricing assumptions are actuarially driven, and we expect to make an acceptable return on the new business that we write, we believe that this is a reasonable and appropriate reserving assumption for the current accident year. If actual loss emergence is better than our initial expected loss ratio assumptions, we will experience favorable development and if it is worse than our initial expected loss ratio assumptions, we will experience adverse development. Conversely, sufficient incurred and paid loss development is available for our oldest accident years, so more weight is given to the Incurred Loss Development Method and the Paid Loss Development Method than the Expected Loss Method. The Bornhuetter-Ferguson Incurred Loss Development and Paid Loss Development Methods blend features of the Expected Loss Method and the Incurred and Paid Loss Development Methods. The Bornhuetter-Ferguson Methods are typically used for the more recent prior accident years.
In applying these methods to develop an estimate of the reserve for losses and loss adjustment expenses, the actuaries use judgment to determine three key parameters for each accident year and line of business: the initial expected loss ratios, the incurred and paid loss development factors and the weighting of the five actuarial methods to be used for each accident year and line of business. For the Excess and Surplus Lines and Specialty Admitted Insurance segments, the actuary performs a study on each of these parameters annually in the third quarter and makes recommendations for the initial expected loss ratios, the incurred and paid loss development factors and the weighting of the five actuarial methods by accident year and line of business. Members of the Reserve Committee review and approve the parameter review actuarial recommendations, and these approved parameters are used in the reserve estimation process for the next four quarters at which time a new parameter study is performed. For the Reinsurance segment, periodic assessments are made on a contract by contract basis with the goal of keeping the initial expected loss ratios and the incurred and paid loss development factors as constant as possible until sufficient evidence presents itself to support adjustments. Method weights are generally less rigid for the Casualty Reinsurance segment given the heterogeneous nature of the various contracts, and the potential for significant changes in mix of business within individual treaties.
We engage an independent internationally recognized actuarial consulting firm to review our reserves for losses and loss adjustment expenses twice each year, once prior to closing the third quarter and once for the closing of the fourth quarter. The independent actuarial consulting firm prepares its own estimate of our reserve for loss and loss adjustment expenses, and we compare their estimate to the reserve for losses and loss adjustment expenses reviewed and approved by the Reserve Committee in order to gain additional comfort on the adequacy of those reserves.
The table below quantifies the impact of extreme reserve deviations from our expected value at December 31, 2013. The total carried net reserve for losses and loss adjustment expenses is displayed alongside 5th, 50th and 95th percentiles of likely ultimate net reserve outcomes. The estimates of these percentiles are a result of a reserve variability analysis using a simulation approach.
Sensitivity	5th Pct.	50th Pct.	Carried	95th Pct.
	(in thousands)
Reserve for losses and loss adjustment expenses	$418,653	$497,851	$526,985	$577,050
Changes in reserves	(108,332)	(29,134)	—	50,065
The impact of recording the net reserve for losses and loss adjustment expenses at the highest value from the sensitivity analysis above would be to increase losses and loss adjustment expenses incurred by $50.1 million, reduce net income by $47.8 million, reduce shareholders’ equity by $47.8 million and reduce shareholders’ tangible equity by $47.8 million, in each case at or for the period ended December 31, 2013. The impact of recording the net reserve for losses and loss adjustment expenses at the lowest value from the sensitivity analysis above would be to reduce losses and loss adjustment expenses incurred by $108.3 million, increase net income by $100.0 million and increase shareholders’ equity at December 31, 2013 by $100.0 million. Such changes in the net reserve for losses and loss adjustment expenses would not have an immediate impact on our liquidity, but would affect cash flow and investment income in future periods as the incremental or reduced amount of losses are paid and investment assets adjusted to reflect the level of paid claims.
Loss reserve estimates are subject to a high degree of variability due to the inherent uncertainty of ultimate claims settlement values. In recording our best estimate of our reserve for losses and loss adjustment expenses, our Reserve Committee typically selects an amount above the actuarial recommendation due to the inherent variation associated with our reserve estimates and the likelihood that there are unforeseen or under-valued liabilities in the actuarial recommendations. We believe that the insurance that we write is subject to above-average variation in reserve estimates. The Excess and Surplus Lines market is subject to high policyholder turnover and changes in underlying mix of exposures. This turnover and change in underlying mix of exposures can cause actuarial estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business. As a casualty insurer, losses on our policies often take a number of years to develop, making it difficult to estimate the ultimate losses associated with this business. Judicial and regulatory bodies have frequently interpreted insurance contracts in a manner that expands coverage beyond that which was contemplated at the time that the policy was issued. In addition, many of our policies are issued on an occurrence basis, and plaintiff’s attorneys frequently seek coverage beyond the policies’ original intent. The difficulty in pinpointing actual ultimate losses and LAE is illustrated by the fact that at December 31, 2013, 78.6% of our net reserve for losses and loss adjustment expenses in the Excess and Surplus Lines segment is for claims that have not been reported.
Our reserves are driven by a number of important assumptions, including litigation and regulatory trends, legislative activity, climate change, social and economic patterns and claims inflation assumptions. Our reserve estimates reflect current inflation in legal claims’ settlements and assume we will not be subject to losses from significant new legal liability theories. Our reserve estimates also assume that we will not experience significant losses from mass torts and that we will not incur losses from future mass torts not known to us today. While it is not possible to predict the impact of changes in the litigation environment, if new mass torts or expanded legal theories of liability emerge, our cost of claims may differ substantially from our reserves. Our reserve estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business but no assurance can be given that our attempt to quantify such inputs will be accurate or successful.
Historically, our reserve selections for the Excess and Surplus Lines segment gave more weight to industry indications due to our limited operating history. When we reviewed the Excess and Surplus Lines segment’s reserve parameters in 2013, we had ten years of accumulated historical data of the Company to analyze, and we felt that we had enough Company history to give more weight to our own experience. Our initial expected loss ratios and our paid loss development factors and incurred loss development factors were adjusted to more closely resemble our own internal indications. Method weights were also changed as management, in consultation with our actuaries, deemed appropriate. These changes had the cumulative effect of reducing our then best estimate for the reserve for losses and loss adjustment expenses.
IBNR reserve estimates are inherently less precise than case reserve estimates. A 5% change in net IBNR reserves at December 31, 2013 would equate to an $18.0 million change in the reserve for losses and loss adjustment expenses at such date, a $13.5 million change in net income, a 1.9% change in shareholders’ equity and a 2.8% change in tangible equity, in each case at or for the year ended December 31, 2013.
Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. Specifically, our actual ultimate loss ratio could differ from our initial expected loss ratio or our actual reporting and payment patterns could differ from our expected reporting and payment patterns, which are based on our own data and industry data. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in current operations.
A $37.5 million net redundancy developed during the year ended December 31, 2013 on the reserve for losses and loss adjustment expenses held at December 31, 2012. This favorable reserve development included $40.7 million of favorable development in the Excess and Surplus Lines segment, including $11.7 million of favorable development on casualty lines from the 2009 accident year, $7.5 million of favorable development from the 2007 accident year and $5.7 million of favorable development from the 2008 accident year. This favorable development occurred because our actuarial studies at December 31, 2013 for the

Excess and Surplus Lines segment indicated that our loss experience on our mature casualty business continued to be below our initial expected ultimate loss ratios. The $40.7 million of favorable reserve development for the Excess and Surplus Lines segment was driven by favorable 2013 calendar year emergence (42.0% calendar year loss ratio compared to our expected calendar year loss ratio of 50.0%), significant favorable indications within the 2009 accident year (which had $11.8 million of favorable net reserve development in 2012), and the impact of adjustments to our actuarial assumptions that gave more weight to our own patterns and experience. In addition, we saw a significant reduction in defense and cost containment costs per closed claim in 2013, as a result of a concerted effort by our claims staff to manage costs and consolidate service providers. Favorable reserve development on direct business written in the Specialty Admitted Insurance segment was $1.4 million, including favorable development of  $1.3 million from the 2012 accident year. The reserve strengthening in the Specialty Admitted Insurance segment at December 31, 2012 was in recognition of inadequate premium rate levels in 2012, 2011, and 2010 which ultimately proved to be redundant in 2013. In addition, $4.7 million of adverse development occurred in the Casualty Reinsurance segment, with $1.0 million of adverse development on assumed crop business from the 2012 and 2011 accident years and $3.7 million of adverse development on other assumed business, primarily from the 2011 accident year. Of the $3.7 million of adverse development on non-crop-related assumed business, $3.5 million related to the 2011 and 2012 contracts with one cedent.
Net adverse development of  $1.4 million occurred during the year ended December 31, 2012 on the reserve for losses and loss adjustment expenses held at December 31, 2011. This development included $20.1 million of favorable development in the Excess and Surplus Lines segment, including $7.7 million of favorable development on casualty lines from the 2009 accident year, $4.0 million of favorable development from the 2008 accident year and $3.8 million of favorable development from the 2007 accident year. This favorable development occurred because our actuarial studies for the Excess and Surplus Lines segment at December 31, 2012 indicated that our loss experience on our mature casualty business continued to be below our initial expected ultimate loss ratios, driven by favorable 2012 calendar year emergence (38.0% calendar year loss ratio compared to our expected calendar year loss ratio of 55.0%). Adverse reserve development on direct business written in the Specialty Admitted Insurance segment was $4.9 million, including adverse development of  $3.6 million from the 2011 accident year and $1.7 million for the 2010 accident year. The adverse development in the Specialty Admitted Insurance segment reflected both the recognition of our inadequate premium rate levels in this segment in 2011 (and to a lesser extent in 2010) and continued high frequency and severity of losses in this segment. Adverse development of  $16.6 million occurred in the Casualty Reinsurance segment, including $9.0 million of adverse development on assumed crop business almost entirely from the 2011 accident year. Adverse development on other assumed business of  $7.6 million including adverse development of  $8.9 million was recognized on the 2009 and 2010 contracts with one cedent covering workers’ compensation business. This contract was not renewed in 2011.
A $19.9 million redundancy developed in 2011 on the reserve for losses and loss adjustment expenses held at December 31, 2010. This favorable reserve development included $21.0 million of favorable development in the Excess and Surplus Lines segment. The Excess and Surplus Lines segment favorable development included $6.6 million of favorable development on casualty lines from the 2007 accident year, $4.1 million of favorable development from the 2008 accident year, and $3.6 million of favorable development from the 2009 accident year. This favorable development occurred because our actuarial studies at December 31, 2011 for the Excess and Surplus Lines segment indicated that our loss experience on our mature casualty business continued to be below our initial expected ultimate loss ratios driven by favorable 2011 calendar year emergence (40.0% calendar year loss ratio compared to our expected calendar year loss ratio of 69.0%). Favorable reserve development on direct busines written in the Specialty Admitted Insurance segment was $1.5 million, including favorable development of  $1.1 million from the 2007 accident year, $991,000 for the 2009 accident year, and $872,000 for the 2006 accident year, partially offset by $1.5 million of adverse development on the 2010 accident year. The Specialty Admitted Insurance segment also had $181,000 of favorable development on assumed business. In addition, $2.8 million of adverse development occured in the Casualty Reinsurance segment, with $500,000 of favorable development on assumed crop business from the 2010 accident year and $3.3 million of adverse development on other assumed business, primarily from the 2010 accident year, in the Casualty Reinsurance segment.

Investment Valuation and Impairment
We carry fixed maturity and equity securities classified as “available-for-sale” at fair value, and unrealized gains and losses on such securities, net of any deferred taxes, are reported as a separate component of accumulated other comprehensive income. Fixed maturity securities purchased for short-term resale are classified as “trading” and are carried at fair value with unrealized gains and losses included in earnings as a component of investment income. We do not have any securities classified as “held-to-maturity.”
We evaluate our available-for-sale investments regularly to determine whether there have been declines in value that are other-than-temporary. Our outside investment managers assist us in this evaluation. When we determine that a security has experienced an other-than-temporary impairment, the impairment loss is recognized as a realized investment loss.
We consider a number of factors in assessing whether an impairment is other-than-temporary, including (1) the amount and percentage that current fair value is below cost or amortized cost, (2) the length of time that the fair value has been below cost or amortized cost and (3) recent corporate developments or other factors that may impact an issuer’s near term prospects. In addition, for fixed maturity securities, we also consider the credit quality ratings for the securities, with a special emphasis on securities downgraded to below investment grade. We also consider our intent to sell available-for-sale fixed maturity securities in an unrealized loss position, and if it is “more likely than not” that we will be required to sell these securities before a recovery in fair value to their amortized cost or cost basis. For equity securities, we evaluate the near-term prospects of these investments in relation to the severity and duration of the impairment, and we consider our ability and intent to hold these investments until they recover their fair value. As a starting point for our evaluation, we compare the fair value of each available-for-sale security to its amortized cost or cost to identify any securities with a fair value less than cost or amortized cost. At December 31, 2013, all but two of our fixed maturity securities (with an aggregate unpaid principal balance of  $4.5 million) had a fair value greater than 81.0% of their cost or amortized cost. We concluded that these two fixed maturity securities were not other-than-temporarily impaired at December 31, 2013 based in part on the fact that they had never missed a scheduled principal or interest payment, and that they were rated investment grade by a nationally recognized statistical rating organization. At December 31, 2012, each of our fixed maturity securities had a fair value greater than 89.0% of its cost or amortized cost. We did not recognize any impairment losses on fixed maturity securities in 2013 or 2012. Management concluded that two securities, a commercial mortgage-backed security and a corporate security, in its fixed maturity portfolio with unrealized losses at December 31, 2011 had experienced other-than-temporary impairments. These impairments were credit related, and accordingly, the Company recorded $195,000 of realized investment losses in the fourth quarter of 2011 to reduce the carrying value of the securities to the net present values of the discounted loss adjusted cash flows. Management concluded that none of the other fixed maturity securities with an unrealized loss at December 31, 2011 had experienced an other-than-temporary impairment.
We recognized an impairment loss of  $804,000 for the year ended December 31, 2013 on an equity security in our portfolio, as we had the intent to sell this security at December 31, 2013 and it was in an $804,000 unrealized loss position on that date. We concluded that none of the equity securities in our portfolio at December 31, 2012 had experienced an other-than-temporary impairment. We concluded that one of the equity securities with an unrealized loss at December 31, 2011 had experienced an other-than-temporary impairment at that date, and accordingly we recorded an impairment loss of $185,000 in 2011.
Bank loan participations are managed by a specialized outside investment manager and are generally stated at their outstanding unpaid principal balances net of unamortized premiums or discounts and net of any allowance for credit losses.
We maintain the allowance for credit losses at a level we believe is adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance is based on consultations and the advice of our specialized investment manager, known and inherent risks in the portfolio, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, current economic conditions and other relevant factors. The Company has recorded an allowance equal to the difference between the fair value and the amortized cost of bank loans that it has determined to be impaired as a practical expedient for an estimate of probable future cash flows to be collected on those bank loans. As a starting point for our evaluation, we compare the carrying value of each loan to its fair value to identify any loans that had a fair value less than its carrying value. We determined that a credit allowance was needed for one loan which had an unpaid principal balance of  $488,000 and accordingly, we established credit allowances of  $242,000 at December 31, 2013 and $121,000 at December 31, 2012.
Fair values are measured in accordance with ASC 820, Fair Value Measurements. The guidance establishes a framework for measuring fair value and a three-level hierarchy based upon the quality of inputs used to measure fair value. The three levels of the fair value hierarchy are: (1) Level 1: quoted price (unadjusted) in active markets for identical assets, (2) Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument and (3) Level 3: inputs to the valuation methodology are unobservable for the asset or liability.
The fair values of fixed maturity securities and equity securities have been determined using fair value prices provided by our investment manager, who utilizes internationally recognized independent pricing services. The prices provided by the independent pricing services are generally based on observable market data in active markets (e.g. broker quotes and prices observed for comparable securities). Values for U.S. Treasury and publicly-traded equity securities are generally based on Level 1 inputs which use the market approach valuation technique. The values for all other fixed maturity securities (including state and municipal securities and obligations of U.S. government corporations and agencies) generally incorporate significant Level 2 inputs, and in some cases, Level 3 inputs, using the market approach and income approach valuation techniques.
The fair values of cash and cash equivalents and short-term investments approximate their carrying values due to their short-term maturity.
In the determination of the fair value for bank loan participations and certain high yield bonds, the Company’s investment manager endeavors to obtain data from multiple external pricing sources. External pricing sources may include brokers, dealers and price data vendors that provide a composite price based on prices from multiple dealers. Such external pricing sources typically provide valuations for normal institutional size trading units of such securities using methods based on market transactions for comparable securities, and various relationships between securities, as generally recognized by institutional dealers. For investments in which the investment manager determines that only one external pricing source is appropriate or if only one external price is available, the investment is generally recorded based on such price.
Investments for which external sources are not available or are determined by the investment manager not to be representative of fair value are recorded at fair value as determined by the investment manager. In determining the fair value of such investments, the investment manager considers one or more of the following factors: type of security held, convertibility or exchangeability of the security, redeemability of the security (including the timing of redemptions), application of industry accepted valuation models, recent trading activity, liquidity, estimates of liquidation value, purchase cost and prices received for securities with similar terms of the same issuer or similar issuers. At December 31, 2013 and 2012, there were no investments for which external sources were unavailable to determine fair value.
We review fair value prices provided by our outside investment managers for reasonableness by comparing the fair values provided by the managers to those provided by our investment custodian. We also review and monitor changes in unrealized gains and losses. We obtain an understanding of the methods, models and inputs used by our investment managers and independent pricing services, and controls are in place to validate that prices provided represent fair values. Our control process includes, but is not limited to, initial and ongoing evaluation of the methodologies used, a review of specific securities and an assessment for proper classification within the fair value hierarchy, and obtaining and reviewing internal control reports for our investment manager that obtains fair values from independent pricing services.
Goodwill and Intangible Assets
At December 31, 2013, we have $181.8 million of goodwill and $40.7 million of net intangible assets on our consolidated balance sheet, primarily resulting from the acquisition of James River Group in December 2007.

The goodwill reported on the December 31, 2013 balance sheet is an asset of the Excess and Surplus Lines segment only. Goodwill is tested annually for impairment in the fourth quarter of each calendar year, or more frequently if events or changes in circumstances indicate that the carrying amount of the Company’s reporting units, including goodwill, may exceed their fair values. The fair value of the reporting units is determined using a combination of a market approach and an income approach which projects the future cash flows produced by the reporting units and discounts those cash flows to their present value. The projection of future cash flows is necessarily dependent upon assumptions about the future levels of income as well as business trends, prospects, market and economic conditions. The results of the two approaches are weighted to determine the fair value of each reporting unit. When the fair value is less than the carrying value of the net assets of the reporting unit, including goodwill, an impairment loss is charged to earnings. To determine the amount of any goodwill impairment, the implied fair value of reporting unit goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, the fair value of a reporting unit is assigned to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The Company’s annual testing performed in the fourth quarters of 2013, 2012 and 2011 indicated that no impairment of goodwill had occurred.
Intangible assets are initially recognized and measured at fair value. Specifically identified intangible assets with indefinite lives include trademarks and state insurance licenses and authorities. Intangible assets with indefinite useful lives are reviewed for impairment at least annually. In evaluating whether there has been impairment to the intangible asset, management determines the fair value of the intangible asset and compares the resulting fair value to the carrying value of the intangible asset. If the carrying value exceeds the fair value, the intangible asset is written down to fair value, and the impairment is reported through earnings. During the fourth quarters of 2013, 2012 and 2011, the indefinite-lived intangible assets for trademarks and insurance licenses and authorities were tested for impairment. There were no impairments recognized in 2013 or 2011. The results of the 2012 analysis indicated that impairments of trademarks for the Specialty Admitted Insurance segment occurred as a result of recognition of lower projected gross written premiums for this reporting unit, and accordingly, the Company recognized impairment losses of $300,000 as of December 31, 2012 based on a fair value determined using the relief from royalty method. The relief from royalty method requires a number of assumptions including the projected gross written premium base against which the royalty savings rate is applied, the size of the royalty rate to be applied, the discount rate and the terminal value (if any) of the trademarks at the end of the projection period.
Other specifically identified intangible assets with lives ranging from 6.0 to 27.5 years include relationships with customers and brokers. These intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company evaluates intangible assets with definite lives for impairment when impairment indicators are noted that indicate that the carrying value of these assets may not be recoverable. If indicators of impairment are present, fair value is calculated using estimated future cash flows expected to be generated from the use of those assets. An impairment loss is recognized only if the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. That assessment is based on the carrying amount of the asset or asset group at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset or asset group exceeds its fair value. Intangible assets for customer and broker relationships that have specific lives and are subject to amortization were reviewed for impairment during the fourth quarters of 2013, 2012 and 2011. There were no impairments recognized in 2013 or 2011. The results of the analysis for 2012 indicated that there were impairments for the Specialty Admitted Insurance segment as a result of recognition of lower projections of operating income, the segment’s lack of profitability during 2012 and 2011, and a lower agency retention rate. Accordingly, the Company recognized impairment losses of  $3.8 million and $169,000, respectively, on the intangible assets for customer and broker relationships for the year ended December 31, 2012 for this segment.

Assumed Reinsurance Premiums
Assumed reinsurance written premiums include amounts reported by brokers and ceding companies, supplemented by the Company’s own estimates of premiums when reports have not been received. Premiums on the Company’s excess of loss and pro rata reinsurance contracts are estimated when the business is underwritten. For excess of loss contracts, the deposit premium, as defined in the contract, is generally recorded as an estimate of premiums written at the inception date of the treaty. Estimates of premiums written under pro rata contracts are recorded in the period in which the underlying risks are expected to begin and are based on information provided by the brokers and the ceding companies.
Reinsurance premium estimates are reviewed by management periodically. Any adjustment to these estimates is recorded in the period in which it becomes known. The impact of any premium adjustments on net income is offset by corresponding changes to related policy acquisition costs and losses and loss adjustment expenses. For the years ended December 31, 2013, 2012 and 2011, these adjustments were immaterial.
Reinsurance premiums assumed are earned over the terms of the underlying policies or reinsurance contracts. Contracts and policies written on a “losses occurring” basis cover claims that may occur during the term of the contract or policy, which is typically 12 months. Accordingly, the premiums are earned evenly over the term. Contracts which are written on a “risks attaching” basis cover claims which attach to the underlying insurance policies written during the terms of such contracts. Premiums earned on such contracts usually extend beyond the original term of the reinsurance contract, typically resulting in recognition of premiums earned over a 24-month period in proportion to the level of underlying exposure.
Certain of the Company’s reinsurance contracts include provisions that adjust premiums or acquisition expenses based upon the experience under the contracts. Premiums written and earned, as well as related acquisition expenses, are recorded based upon the projected experience under the contracts.

Results of Operations
Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013
The following table summarizes our results for the nine months ended September 30, 2014 and 2013:
	Nine Months Ended September 30,		% Change
	2014	2013
	($ in thousands)
Gross written premiums	$415,616	$284,420	46.1%
Net retention(1)	88.5%	89.4%	—
Net written premiums	$367,618	$254,263	44.6%
Net earned premiums	$286,057	$246,509	16.0%
Losses and loss adjustment expenses	(171,936)	(141,803)	21.2%
Other operating expenses	(98,971)	(89,039)	11.2%
Underwriting gain(2)	15,150	15,667	(3.3)%
Net investment income	33,189	34,701	(4.4)%
Net realized investment (losses) gains	(1,678)	12,992	—
Other income	740	153	383.7%
Interest expense	(4,661)	(5,200)	(10.4)%
Amortization of intangible assets	(447)	(1,918)	(76.7)%
Other expenses	(2,848)	(605)	370.7%
Income before taxes	39,445	55,790	(29.3)%
U.S. federal income tax expense	(3,626)	(6,483)	(44.1)%
Net income	$35,819	$49,307	(27.4)%
Net operating income(2)	$39,639	$40,585	(2.3)%
Ratios:
Loss ratio	60.1%	57.5%	—
Expense ratio	34.6%	36.1%	—
Combined ratio	94.7%	93.6%	—

(1)
Net retention is defined as the ratio of net written premiums to gross written premiums.

(2)
See “— Reconciliation of Non-GAAP Measures” for further detail.

The Company had an underwriting gain of  $15.2 million for the nine months ended September 30, 2014. This compares to an underwriting gain of  $15.7 million for the same period in the prior year. The results for the nine months ended September 30, 2014 included $19.1 million of net favorable reserve development, a decrease from the $20.5 million of net favorable development in the first nine months of 2013.
The results of operations for the nine months ended September 30, 2014 include $1.7 million of net realized investment losses, including $2.1 million of impairment losses related to our investment exposure to fixed maturity securities and bank loan participations issued by entities in the Commonwealth of Puerto Rico.
The results of operations for the nine months ended September 30, 2013 include $13.0 million of net realized investment gains primarily from the sale of fixed maturity securities and bank loan participations. We sold securities in 2013 to fund the $110.8 million buyback of our common shares and to shorten the duration of our portfolio to reduce our exposure to interest rate risk.

Other expenses of  $2.8 million and $605,000 for the nine months ended September 30, 2014 and 2013, respectively, include $183,000 and $392,000, respectively, of due diligence costs for various merger and acquisition activities which were not consummated. Other expenses for the nine months ended September 30, 2014 and 2013 also include $210,000 and $213,000, respectively, of expenses associated with a related party leasing arrangement. Other expenses for the nine months ended September 30, 2014 also include $1.9 million of professional service fees related to the filing of a registration statement for our initial public offering and $600,000 of employee severance costs.
Interest expense for the nine months ended September 30, 2014 and 2013 includes $498,000 for both periods relating to finance expenses in connection with a minority interest in real estate pursuant to which we are deemed the accounting owner. The debt is nonrecourse to us and was not arranged by us. See Note 1 to the Notes to the Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012 for additional information with respect to our minority interest.
We define net operating income as net income excluding net realized investment gains and losses, expenses related to due diligence costs for various merger and acquisition activities, professional service fees related to the filing of a registration statement for our initial public offering, severance costs associated with terminated employees, impairment charges on goodwill and intangible assets, gains on extinguishment of debt and interest expense on a leased building that we are deemed to own for accounting purposes. We use net operating income as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Net operating income should not be viewed as a substitute for net income calculated in accordance with GAAP, and our definition of net operating income may not be comparable to that of other companies.
Our income before taxes and net income for the nine months ended September 30, 2014 and 2013, respectively, reconciles to our net operating income as follows:
	Nine Months Ended September 30,
	2014		2013
	Income Before Taxes	Net Income	Income Before Taxes	Net Income
	(in thousands)
Income as reported	$39,445	$35,819	$55,790	$49,307
Net realized investment losses (gains)	1,678	723	(12,992)	(9,577)
Other expenses	2,848	2,775	605	531
Interest expense on leased building the Company is deemed to own for accounting purposes	495	322	498	324
Net operating income	$44,466	$39,639	$43,901	$40,585

For the nine months ended September 30, 2014, our combined ratio was 94.7%. The combined ratio is a measure of underwriting performance and represents the relationship of incurred losses, loss adjustment expenses and other operating expenses to net earned premiums. A combined ratio of less than 100% indicates an underwriting profit, while a combined ratio greater than 100% reflects an underwriting loss. This ratio included $19.1 million, or 6.7 percentage points, of net favorable reserve development on prior accident years, including $18.3 million of net favorable development from the Excess and Surplus Lines segment and $3.3 million of net favorable development from the Specialty Admitted Insurance segment, offset by $2.4 million of net adverse development from the Casualty Reinsurance segment.
Our expense ratio decreased from 36.1% for the nine months ended September 30, 2013 to 34.6% for the nine months ended September 30, 2014. The decrease in the expense ratio from the prior year is primarily attributable to the 16.0% increase in net earned premiums without a proportional increase in expenses.
In the prior year, the combined ratio for the nine months ended September 30 was 93.6%. This ratio included $20.5 million, or 8.3 percentage points, of net favorable reserve development on prior accident years, comprised of  $25.7 million of net favorable development from the Excess and Surplus Lines segment,

$5.7 million of net adverse development on business assumed by our Casualty Reinsurance segment and $459,000 of net favorable development from the Specialty Admitted Insurance segment.
All of the Company’s U.S. domiciled insurance subsidiaries are party to an intercompany pooling agreement that distributes the net underwriting results among the group companies based on their level of statutory capital and surplus. Additionally, each of the Company’s U.S. domiciled insurance subsidiaries is a party to a quota share reinsurance agreement that cedes 70% of their premiums and losses to JRG Re. We report all segment information in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” prior to the effects of intercompany reinsurance, consistent with the manner in which we evaluate the operating performance of our reportable segments.
Premiums
Insurance premiums are earned ratably over the terms of our insurance policies, generally twelve months. Reinsurance premiums assumed are earned over the terms of the underlying policies or reinsurance contracts. Contracts and policies written on a “losses occurring” basis cover claims that may occur during the term of the contract or policy, which is typically twelve months. Contracts which are written on a “risks attaching” basis cover claims which attach to the underlying insurance policies written during the terms of such contracts. Premiums earned on such contracts usually extend beyond the original term of the reinsurance contract, typically resulting in recognition of premiums earned over a 24-month period in proportion to the level of underlying exposure.
The following table summarizes premium volume by component and business segment:
	Nine Months Ended September 30,		% Change
	2014	2013
	($ in thousands)
Gross written premiums:
Excess and Surplus Lines	$182,544	$141,880	28.7%
Specialty Admitted Insurance	40,447	17,589	130.0%
Casualty Reinsurance	192,625	124,951	54.2%
	$415,616	$284,420	46.1%
Net written premiums:
Excess and Surplus Lines	$150,618	$116,859	28.9%
Specialty Admitted Insurance	24,855	15,538	60.0%
Casualty Reinsurance	192,145	121,866	57.7%
	$367,618	$254,263	44.6%
Net earned premiums:
Excess and Surplus Lines	$138,313	$103,354	33.8%
Specialty Admitted Insurance	18,847	13,195	42.8%
Casualty Reinsurance	128,897	129,960	(0.8)%
	$286,057	$246,509	16.0%

Each of our insurance and reinsurance segments experienced significant written premium growth in the first nine months of 2014 compared to the same period in the prior year.
Gross written premiums for the Excess and Surplus Lines segment (which represented 43.9% of our total gross written premiums for the nine months ended September 30, 2014) for the nine months ended September 30, 2014 increased 28.7% over the corresponding period in the prior year. This increase is attributable to a 2.8% increase in casualty rates and a 12.5% increase in the average premium in the nine months ended September 30, 2014. Additionally, policy submissions were 2.2% higher in the nine months ended September 30, 2014 than in the nine months ended September 30, 2013. For the nine months ended September 30, 2014, the increase in gross written premiums was most notable in our:
•
Manufacturers and Contractors division (representing 30.7% of this segment’s gross written premiums for the nine months ended September 30, 2014) which increased $10.7 million (or 23.5%) for the nine months ended September 30, 2014 over the comparable period in 2013);

•
General Casualty division (representing 20.4% of this segment’s gross written premiums for the nine months ended September 30, 2014) which increased $22.7 million (or 156.1%) for the nine months ended September 30, 2014 over the comparable period in 2013, primarily as a result of gross written premiums from our transportation network companies (“TNC”) business, which were $18.7 million and $1.7 million for the nine months ended September 30, 2014 and 2013, respectively;

•
Excess Casualty division (representing 12.6% of this segment’s gross written premiums for the nine months ended September 30, 2014) which increased $2.1 million (or 9.9%) for the nine months ended September 30, 2014 over the comparable period in 2013; and

•
Energy division (representing 11.1% of this segment’s gross written premiums for the nine months ended September 30, 2014) which increased $4.2 million (or 26.0%) for the nine months ended September 30, 2014 over the comparable period in 2013.

Gross written premiums for the Specialty Admitted Insurance segment (which represented 9.7% of our total gross written premiums for the nine months ended September 30, 2014) increased 130.0% for the nine months ended September 30, 2014 over the comparable period in 2013. Gross written premiums for the nine months ended September 30, 2014 included $18.2 million ($4.7 million on a net basis) from program and fronting business where there had been none in the first nine months of 2013 as we did not begin writing program and fronting business until the fourth quarter of 2013. We cede a significant portion of the specialty admitted program and fronting business to third-party reinsurers. As a result, neither our net written premiums nor level of assumed risk for this segment has increased at a rate which corresponds to the increase in our gross written premiums. Workers’ compensation gross written premiums also increased 25.2% for the nine months ended September 30, 2014 over the comparable period in 2013.
It is our policy to audit the payroll for each expired workers’ compensation policy for the difference between the insured’s estimated payroll at the time the policy is written and the final actual payroll after the policy is completed. Audit premiums increased both written and earned premiums during the nine months ended September 30, 2014 by $632,000 ($359,000 for the nine months ended September 30, 2013). Additionally, gross written premiums for the nine months ended September 30, 2014 and 2013 included $1.1 million and $857,000, respectively, of assumed premiums from our allocation of the North Carolina involuntary workers’ compensation pool.
Accordingly, the components of the increase in gross written premiums for the Specialty Admitted Insurance segment are as follows:
	Nine Months Ended September 30,		% Change
	2014	2013
	($ in thousands)
Workers’ compensation premiums	$20,497	$16,373	25.2%
Audit premiums on workers’ compensation policies	632	359	76.0%
Allocation of involuntary workers’ compensation pool	1,104	857	28.8%
Total workers’ compensation premium	22,233	17,589	26.4%
Specialty admitted program and fronting business	18,214	—
Total	$40,447	$17,589	130.0%

Gross written premiums for the Casualty Reinsurance segment (which represents 46.3% of our total gross written premiums for the nine months ended September 30, 2014) increased by 54.2% to $192.6 million for the nine months ended September 30, 2014. The Casualty Reinsurance segment generally writes large casualty-focused treaties that we expect to have lower volatility than business written as catastrophe or excess of loss coverage. When we write property insurance, it is written with low catastrophe sub-limits. As with most of the reinsurance industry, a significant portion of our reinsurance is written on an annual basis in the first quarter of each year. The increase in written premiums in the nine months ended September 30, 2014 over the corresponding period in the prior year is primarily attributable to $21.7 million of written premium increases on two existing treaties that have produced favorable historical underwriting results. In addition, we received $26.7 million of written premiums from new treaties written during the first nine months of 2014. Gross written premiums in the first nine months of 2013 of  $125.0 million were adversely affected by the cancellation or non-renewal of three significant contracts. Despite the significant increase in gross written and net written premiums for the nine months ended September 30, 2014, our net earned premiums (which tend to smooth out quarter-to-quarter variances) were effectively flat, with a 0.8% decrease from the prior year.
The ratio of net written premiums to gross written premiums is referred to as our net premium retention. Our net premium retention is summarized by segment as follows:
	Nine Months Ended September 30,
	2014	2013
Excess and Surplus Lines	82.5%	82.4%
Specialty Admitted Insurance	61.5%	88.3%
Casualty Reinsurance	99.8%	97.5%
Total	88.5%	89.4%
The net premium retention for the Company decreased from 89.4% for the nine months ended September 30, 2013 to 88.5% for the nine months ended September 30, 2014. The decrease in retention is due primarily to the Specialty Admitted Insurance segment, which saw a decline in its net premium retention from 88.3% for the nine months ended September 30, 2013 to 61.5% for the nine months ended September 30, 2014. The decrease is driven by the segment’s program and fronting business, which we began writing in the fourth quarter of 2013. Program and fronting business generally has a much lower net premium retention than our workers’ compensation business which we write on an admitted basis. For the nine months ended September 30, 2014, the net retention on the segment’s program and fronting business was 26.0%, while the net retention on the workers’ compensation business was 90.5%. This compares to net retention on the workers’ compensation business of 88.3% for the nine months ended September 30, 2013.
Underwriting Results
The following table compares our combined ratios by segment:
	Nine Months Ended September 30,
	2014	2013
Excess and Surplus Lines	84.6%	74.2%
Specialty Admitted Insurance	104.7%	120.6%
Casualty Reinsurance	99.7%	101.3%
Total	94.7%	93.6%

Excess and Surplus Lines Segment
Results for the Excess and Surplus Lines segment are as follows:
	Nine Months Ended September 30,		% Change
	2014	2013
	($ in thousands)
Gross written premiums	$182,544	$141,880	28.7%
Net written premiums	$150,618	$116,859	28.9%
Net earned premiums	$138,313	$103,354	33.8%
Losses and loss adjustment expenses	(77,362)	(45,176)	71.2%
Underwriting expenses	(39,585)	(31,479)	25.8%
Underwriting profit(1)	$21,366	$26,699	(20.0)%
Ratios:
Loss ratio	55.9%	43.7%	—
Expense ratio	28.6%	30.5%	—
Combined ratio	84.6%	74.2%	—

(1)
See “— Reconciliation of Non-GAAP Measures.”

Combined Ratio. The combined ratio for the Excess and Surplus Lines segment for the nine months ended September 30, 2014 was 84.6%, comprised of a loss ratio of 55.9% and an expense ratio of 28.6%. This compares to the first nine months of 2013 where the combined ratio was 74.2%, comprised of a loss ratio of 43.7% and an expense ratio of 30.5%.
Loss Ratio. The loss ratio included $18.3 million, or 13.2 percentage points, of net favorable development in our loss estimates for prior accident years. The prior year’s results included $25.7 million, or 24.9 percentage points, of net favorable reserve development in our loss estimates for prior accident years.
Expense Ratio. The expense ratio for the nine months ended September 30, 2014 and 2013 was 28.6% and 30.5%, respectively. The decrease in the expense ratio from the prior year is primarily attributable to the 33.8% increase in net earned premiums without a proportional increase in expenses.
Underwriting Profit. As a result of the items discussed previously, underwriting profit of the Excess and Surplus Lines segment decreased from $26.7 million for the nine months ended September 30, 2013 to $21.4 million for the nine months ended September 30, 2014.

Specialty Admitted Insurance Segment
Results for the Specialty Admitted Insurance segment are as follows:
	Nine Months Ended September 30,		% Change
	2014	2013
	($ in thousands)
Gross written premiums	$40,447	$17,589	130.0%
Net written premiums	$24,855	$15,538	60.0%
Net earned premiums	$18,847	$13,195	42.8%
Losses and loss adjustment expenses	(10,274)	(8,736)	17.6%
Underwriting expenses	(9,451)	(7,177)	31.7%
Underwriting loss(1)	$(878)	$(2,718)	(67.7)%
Ratios:
Loss ratio	54.5%	66.2%	—
Expense ratio	50.1%	54.4%	—
Combined ratio	104.7%	120.6%	—

(1)
See “— Reconciliation of Non-GAAP Measures.”

Combined Ratio. The combined ratio for the Specialty Admitted Insurance segment for the nine months ended September 30, 2014 was 104.7%, comprised of a loss ratio of 54.5% and an expense ratio of 50.1%. This compares to the combined ratio for the same period in the prior year of 120.6%, comprised of a loss ratio of 66.2% and an expense ratio of 54.4%.
Loss Ratio. The loss ratio for the nine months ended September 30, 2014 includes $3.3 million, or 17.2 percentage points, of net favorable reserve development for prior accident years. The loss ratio for the nine months ended September 30, 2013 included $459,000, or 3.5 percentage points, of net favorable reserve development for prior accident years.
Expense Ratio. The expense ratio of 50.1% for the nine months ended September 30, 2014 decreased from 54.4% for the same period in the prior year. The high expense ratio in this segment for both periods relates to infrastructure and personnel costs associated with the ramp up of this segment’s program and fronting business. The gross written premiums on this program and fronting business were $18.2 million for the nine months ended September 30, 2014 (during the prior year there had been none). Many of the infrastructure and personnel costs necessary to produce and administer this business (by necessity) precede the production and earning of these premiums. The expense ratio for this segment is expected to decline significantly as this segment increases premium volume in its new businesses and territories during the remainder of 2014 and in future periods.
Underwriting Loss. As a result of the items discussed above, the underwriting results of the Specialty Admitted Insurance segment improved from a $2.7 million loss for the nine months ended September 30, 2013 to an $878,000 loss for the nine months ended September 30, 2014.

Casualty Reinsurance Segment
Results for the Casualty Reinsurance segment are as follows:
	Nine Months Ended September 30,		% Change
	2014	2013
	($ in thousands)
Gross written premiums	$192,625	$124,951	54.2%
Net written premiums	$192,145	$121,866	57.7%
Net earned premiums	$128,897	$129,960	(0.8)%
Losses and loss adjustment expenses	(84,300)	(87,891)	(4.1)%
Underwriting expenses	(44,173)	(43,737)	1.0%
Underwriting gain (loss)(1)	$424	$(1,668)	—
Ratios:
Loss ratio	65.4%	67.6%	—
Expense ratio	34.3%	33.7%	—
Combined ratio	99.7%	101.3%	—

(1)
See “— Reconciliation of Non-GAAP Measures.”

The Casualty Reinsurance segment focuses on lower volatility, proportional reinsurance which requires larger ceding commissions resulting in a higher commission expense than in our other segments.
Combined Ratio. The combined ratio for the Casualty Reinsurance segment for the nine months ended September 30, 2014 was 99.7%, comprised of a loss ratio of 65.4% and an expense ratio of 34.3%. The combined ratio for the nine months ended September 30, 2013 was 101.3%, comprised of a loss ratio of 67.6% and an expense ratio of 33.7%.
Loss Ratio. The loss ratio of 65.4% for the nine months ended September 30, 2014 includes $2.4 million, or 1.9 percentage points, of net adverse reserve development in business assumed by the Casualty Reinsurance segment in prior accident years. The loss ratio for the nine months ended September 30, 2013 included $5.7 million or 4.4 percentage points, of net adverse reserve development in our loss estimates for prior accident years.
Expense Ratio. The expense ratio for the Casualty Reinsurance segment was 34.3% for the nine months ended September 30, 2014 and 33.7% for the nine months ended September 30, 2013.
Underwriting Profit. As a result of the items discussed above, the underwriting results for the Casualty Reinsurance segment improved from a $1.7 million underwriting loss for the nine months ended September 30, 2013 to a $424,000 underwriting gain for the nine months ended September 30, 2014.
Reserves
The Company’s gross reserve for losses and loss adjustment expenses at September 30, 2014 was $690.9 million. Of this amount, 71.7% relates to IBNR. The Company’s gross reserve for losses and loss adjustment expenses by segment are summarized as follows:
	Gross Reserves at September 30, 2014
	Case	IBNR	Total	IBNR % of Total
	($ in thousands)
Excess and Surplus Lines	$73,950	$341,537	$415,487	82.2%
Specialty Admitted Insurance	27,666	23,408	51,074	45.8%
Casualty Reinsurance	94,052	130,269	224,321	58.1%
Total	$195,668	$495,214	$690,882	71.7%

The Company’s net reserve for losses and loss adjustment expenses at September 30, 2014 was $571.5 million. Of this amount, 70.7% relates to IBNR. The Company’s reserve for losses and loss adjustment expenses net of ceded reinsurance by segment are summarized as follows:
	Net Reserves at September 30, 2014
	Case	IBNR	Total	IBNR % of Total
	($ in thousands)
Excess and Surplus Lines	$65,043	$261,960	$327,003	80.1%
Specialty Admitted Insurance	25,588	19,748	45,336	43.6%
Casualty Reinsurance	76,965	122,178	199,143	61.4%
Total	$167,596	$403,886	$571,482	70.7%

Other Operating Expenses
In addition to the underwriting, acquisition and insurance expenses of the Excess and Surplus Lines segment, the Specialty Admitted Insurance segment and the Casualty Reinsurance segment discussed previously, other operating expenses also includes the expenses of the Corporate and Other segment.
Corporate and Other Segment
Other operating expenses for the Corporate and Other segment primarily include personnel costs associated with the Bermuda and U.S. holding companies, professional fees and various other corporate expenses. We include these expenses in the calculation of our consolidated expense ratio and combined ratio. A portion of these costs are reimbursed by our subsidiaries. These reimbursements are included primarily as underwriting expenses in the results of our operating subsidiaries. Accordingly, other operating expenses of the Corporate and Other segment generally represent the expenses of both the Bermuda and U.S. companies that were not reimbursed by our subsidiaries, including costs associated with potential acquisitions and other strategic initiatives. These costs vary from period to period based on the status of these initiatives.
Total operating expenses of the Corporate and Other segment was $5.8 million for the nine months ended September 30, 2014 and $6.6 million for the nine months ended September 30, 2013.
Investing Results
Net investment income for the nine months ended September 30, 2014 and 2013 was $33.2 million and $34.7 million, respectively. The decrease in net investment income is primarily attributable to reduced income from fixed maturities, which was $17.1 million and $19.3 million for the nine months ended September 30, 2014 and 2013, respectively. We shortened the average duration of the fixed maturity portfolio to lessen exposure to interest rate risk. The shorter average duration has resulted in lower yields. Also included in our investment income is investment income from bank loan participations of  $10.2 million and $10.6 million for the nine months ended September 30, 2014 and 2013, respectively. Additionally, for the nine months ended September 30, 2014 and 2013, our net investment income relating to our renewable energy investments was $4.7 million and $3.8 million, respectively. These investments are interests in certain limited liability companies that are managed by an affiliate of our largest shareholders, the D. E. Shaw Affiliates, and together, the carrying value of these investments was $23.2 million at September 30, 2014. Our interests in these companies are classified as “other invested assets” and the equity method is being used to account for the investments. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Investments with Affiliates of the D. E. Shaw Affiliates.”

The following table summarizes our investment returns:
	Nine Months Ended September 30,
	2014	2013
Annualized gross investment yield on:
Average cash and invested assets	3.8%	4.0%
Average fixed maturity securities	3.5%	3.9%
Annualized tax equivalent yield on:
Average fixed maturity securities	3.7%	4.0%

Of our total cash and invested assets of  $1,302.1 million at September 30, 2014, $91.6 million represents the cash and cash equivalents portion of the portfolio. The majority of the portfolio, or $818.0 million, is comprised of fixed maturity and equity securities that are classified as available-for-sale and carried at fair value with unrealized gains and losses on these securities reported, net of applicable taxes, as a separate component of accumulated comprehensive income or loss. Also included in our investments is $115.2 million of short-term investments, $32.0 million of other invested assets and $13.5 million of fixed maturity securities classified as trading and held at the U.S. holding company. Our trading portfolio is carried at fair value with changes to the value reported as net investment income in our condensed consolidated income statement.
For the nine months ended September 30, 2014, we recognized net realized investment losses of  $1.7 million. The realized losses included impairment losses related to our investment exposure to entities located in the Commonwealth of Puerto Rico. For the nine months ended September 30, 2013, we recognized net realized investment gains of  $13.0 million principally from the sale of fixed maturity securities and equity securities. We sold securities in 2013 to fund the $110.8 million buyback of our common shares and to shorten the duration of our portfolio to reduce our exposure to interest rate risk.
Included in our investment portfolio are $231.8 million of bank loan participations which are classified as held-for-investment and reported at amortized cost, net of an allowance for credit losses of  $832,000 related exclusively to Puerto Rico loans as detailed herein (the allowance for credit losses was $242,000 at December 31, 2013). Changes in this credit allowance are included in realized gains or losses. These bank loan participations are primarily senior, secured floating-rate debt which are rated “B” or “BB” by Standard & Poor’s or an equivalent rating from another nationally recognized statistical rating organization, and are therefore below investment grade. Bank loans include assignments of and participations in, performing and non-performing senior corporate debt generally acquired through primary bank syndications and in secondary markets. They consist of, but are not limited to, term loans, the funded and unfunded portions of revolving credit loans, and similar loans and investments. At September 30, 2014 and December 31, 2013, the fair market value of these securities was $231.2 million and $200.6 million, respectively.
In conjunction with its outside investment managers, the Company performs quarterly reviews of all securities within its investment portfolio to determine whether any impairment has occurred. In connection with this review, the Company wrote down two municipal bonds issued by Puerto Rico that were other than temporarily impaired at June 30, 2014. Puerto Rico’s weak economic conditions and heavy debt burden, combined with the passage of new legislation that allows public corporations to defer or reduce payments on outstanding debt, has heightened the risk of default on these bonds. The Company recognized impairment losses of  $1.4 million on the bonds for the nine months ended September 30, 2014. The impaired securities have a carrying value and a fair value of  $3.4 million at September 30, 2014 after the impairment noted above.
At September 30, 2014, the Company holds participations in two loans issued by companies that produce and sell electricity subject to power purchase agreements with the Puerto Rico Electric Power Authority (“PREPA”). PREPA is a public corporation and governmental agency of the Commonwealth of Puerto Rico. To date, the loans are current with respect to contractual payments of principal and interest. However, PREPA’s credit strength has been affected by the economic conditions in Puerto Rico, thus raising doubt about the Company’s continuing ability to collect amounts owed by PREPA in order to continue to make full and timely payments on the debt obligations held by the Company. PREPA has been downgraded by Moody’s to “Caa2” and by S&P to “B-.” PREPA’s debt has recently traded at a significant discount to par with very high yields. Additionally, Puerto Rico passed legislation that would allow PREPA to restructure and potentially default on its debt. It is unclear how the power contracts would be treated under a PREPA restructuring. After consulting with other holders of this debt, and with the companies that issued the loans, management concluded that the loans were impaired and recorded losses of  $742,000 to establish an allowance for credit losses on the loans. The impaired loans have a carrying value of  $7.9 million at September 30, 2014 and unpaid principal of  $9.3 million.
For the nine months ended September 30, 2013, the Company determined that no other-than-temporary impairment had occurred on its fixed maturity or equity securities. For our portfolio of bank loan participations, we recognized an impairment loss of  $69,000 on one loan for the nine months ended September 30, 2013.
At September 30, 2014, our available-for-sale investment portfolio of fixed maturity and equity securities had net unrealized gains of  $17.9 million representing 2.2% of the cost or amortized cost of the portfolio. Additionally, at September 30, 2014, 85.7% of our fixed maturity security portfolio was rated “A-” or better by Standard & Poor’s or had an equivalent rating from another nationally recognized statistical rating organization. Fixed maturity securities with ratings below investment grade by Standard & Poor’s or another nationally recognized statistical rating organization at September 30, 2014 had an aggregate fair value of  $40.5 million and an aggregate unrealized loss of  $290,000.
The average duration of our investment portfolio, excluding bank loans, was 3.9 years at September 30, 2014. The duration for bank loans is less than one year, resulting in an approximate duration for the entire portfolio of 3.0 years.
The amortized cost and fair value of our investments in available-for-sale securities were as follows:
	September 30, 2014			December 31, 2013
	Cost or Amortized Cost	Fair Value	% of Total Fair Value	Cost or Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Fixed maturity securities:
State and municipal	$90,791	$98,732	12.1%	$74,678	$76,146	10.4%
Residential mortgage-backed	117,963	117,603	14.4%	101,352	98,569	13.5%
Corporate	259,984	265,581	32.5%	245,139	251,517	34.5%
Commercial mortgage and asset-backed	106,227	108,384	13.2%	81,054	83,965	11.5%
Obligations of U.S. government corporations and agencies	100,431	101,275	12.4%	104,153	104,961	14.4%
U.S. Treasury securities and obligations guaranteed by the U.S. government	58,284	58,186	7.1%	46,435	46,311	6.3%
Redeemable preferred stock	2,025	1,866	0.2%	2,025	1,649	0.2%
Total	735,705	751,627	91.9%	654,836	663,118	90.8%
Equity securities:
Preferred stock	45,149	48,741	6.0%	37,016	37,042	5.1%
Common stock	19,199	17,611	2.1%	30,113	29,765	4.1%
Total	64,348	66,352	8.1%	67,129	66,807	9.2%
Total investments	$800,053	$817,979	100.0%	$721,965	$729,925	100.0%

The following table sets forth the composition of the Company’s portfolio of fixed maturity securities (both available-for-sale and trading) by rating as of September 30, 2014:
Standard & Poor’s or Equivalent Designation	Fair Value	% of Total
	($ in thousands)
AAA	$104,059	13.6%
AA	393,096	51.4
A	158,300	20.7
BBB	69,175	9.0
BB	17,105	2.2
Below BB and unrated	23,384	3.1
Total	$765,119	100.0%

At September 30, 2014, our portfolio of fixed maturity securities contained corporate fixed maturity securities (both available-for-sale and trading) with a fair value of  $270.1 million. A summary of these securities by industry segment is shown below as of September 30, 2014:
Industry	Fair Value	% of Total
	($ in thousands)
Industrials and other	$192,052	71.1%
Financial	55,192	20.4
Utilities	22,891	8.5
Total	$270,135	100.0%

Corporate fixed maturity securities (both available-for-sale and trading) include publicly traded securities and privately placed bonds is shown below as of September 30, 2014:
Public/Private	Fair Value	% of Total
	($ in thousands)
Publicly traded	$235,400	87.1%
Privately placed	34,735	12.9
Total	$270,135	100.0%

In addition to the $818.0 million of available-for-sale securities, the Company holds other invested assets of  $32.0 million, $13.5 million of fixed maturity securities classified as trading (which are held at our U.S. holding company), short-term investments of  $115.2 million and $231.8 million of bank loan participations for a total invested asset balance at September 30, 2014 of  $1,210.4 million.

The amortized cost and fair value of our available-for-sale investments in fixed maturity securities summarized by contractual maturity are as follows:
	September 30, 2014
	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Due in:
One year or less	$38,165	$38,572	5.1%
After one year through five years	291,623	294,292	39.2%
After five years through ten years	66,913	70,744	9.4%
After ten years	112,789	120,166	16.0%
	509,490	523,774	69.7%
Residential mortgage-backed	117,963	117,603	15.7%
Commercial mortgage and asset-backed	106,227	108,384	14.4%
Redeemable preferred stock	2,025	1,866	0.2%
Total	$735,705	$751,627	100.0%

At September 30, 2014, the Company held two securities with a fair value of  $34,000 in securitizations of alternative-A mortgages, both of which are performing and are rated “investment grade” by the established ratings agencies. The Company has no investments in sub-prime mortgages or collateralized debt obligations at September 30, 2014.
Other Expenses
For the nine months ended September 30, 2014 and 2013, other expenses of  $2.8 million and $605,000, respectively, include $183,000 and $392,000, respectively, of due diligence costs for various merger and acquisition activities which were not consummated. Other expenses for the nine months ended September 30, 2014 also include $1.9 million of professional service fees related to the filing of a registration statement for our initial public offering and $600,000 of employee severance costs.
Interest Expense
Interest expense was $4.7 million and $5.2 million for the nine months ended September 30, 2014 and 2013, respectively.
See “Liquidity and Capital Resources — Sources and Uses of Funds” for information regarding our senior bank debt facility and trust preferred securities.
Amortization of Intangibles
We recorded $447,000 and $1.9 million of amortization expense for the nine months ended September 30, 2014 and 2013, respectively. The significant decrease in amortization relates to certain intangible assets arising from the Acquisition in December 2007 that had a six-year useful life and became fully amortized during the prior year.
U.S. Federal Income Tax Expense
Our effective tax rate fluctuates from period to period based on the relative mix of income reported by our various legal entities and the respective tax rates imposed by each tax jurisdiction. For U.S.-sourced income, the Company’s U.S. federal income tax expense differs from the amounts computed by applying the federal statutory income tax rate to income before taxes due primarily to interest income on tax-advantaged state and municipal securities (state and municipal securities represent 12.1% and 10.4% of our available-for-sale securities at September 30, 2014 and 2013, respectively) and dividends received income. For the nine months ended September 30, 2014 and 2013, income tax expense was 9.2% and 11.6%, respectively, of income before taxes.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012
The following table summarizes our results for the years ended December 31, 2013 and 2012:
	Year Ended December 31,		% Change
	2013	2012
	($ in thousands)
Gross written premiums	$368,518	$491,931	(25.1)%
Net retention(1)	88.2%	71.6%	—
Net written premiums	$325,166	$352,309	(7.7)%
Net earned premiums	$328,078	$364,568	(10.0)%
Losses and loss adjustment expenses	(184,486)	(264,496)	(30.2)%
Other operating expenses	(114,804)	(126,884)	(9.5)%
Underwriting gain (loss)(2)	28,788	(26,812)	—
Net investment income	45,373	44,297	2.4%
Net realized investment gains	12,619	8,915	41.5%
Other income	222	130	70.8%
Other expenses	(677)	(3,350)	(79.8)%
Interest expense	(6,777)	(8,266)	(18.0)%
Amortization of intangible assets	(2,470)	(2,848)	(13.3)%
Income before impairment and taxes	77,078	12,066	538.8%
Impairment of intangible assets	—	(4,299)	—
Income before taxes	77,078	7,767	892.4%
U.S. federal income tax (expense) benefit	(9,741)	897	—
Net income	$67,337	$8,664	677.2%
Net operating income	$58,918	$7,935	642.5%
Ratios:
Loss ratio	56.2%	72.6%	—
Expense ratio	35.0%	34.8%	—
Combined ratio	91.2%	107.4%	—

(1)
Net retention is defined as the ratio of net written premiums to gross written premiums.

(2)
See “— Reconciliation of Non-GAAP Measures” for further detail.

We had an underwriting gain of  $28.8 million for the year ended December 31, 2013. This compares to an underwriting loss of  $26.8 million for the prior year. On a consolidated basis, the Company recognized $37.5 million of net favorable reserve development for the year ended December 31, 2013 and $1.4 million of adverse reserve development for the year ended December 31, 2012. The significant improvement in results reflects both increased profitability in our Excess and Surplus Lines segment and improved underwriting in our Specialty Admitted Insurance and Casualty Reinsurance segments. Additionally, the underwriting loss for 2012 includes a $5.7 million underwriting loss from assumed crop reinsurance. We stopped writing crop reinsurance on December 31, 2012. The increased profitability of the Excess and Surplus Lines segment was driven by an increase in the favorable reserve development recognized on prior accident years from $20.1 million in 2012 to $40.7 million in 2013 as well as a 22.3% increase in net earned premiums. The significant favorable reserve development in this segment reflects both benign loss activity and continuing positive loss trends.
During the year ended December 31, 2013, our Specialty Admitted Insurance segment recognized a $13.5 million decrease to its underwriting loss from the prior year underwriting loss of  $17.3 million. The underwriting loss for the year ended December 31, 2013 was $3.9 million. The Specialty Admitted Insurance segment recognized $1.4 million of net favorable development for the year ended December 31, 2013 and $4.9 million of adverse reserve development for the year ended December 31, 2012. The improved underwriting results in 2013 reflect the impact of corrective underwriting actions taken during 2012 and 2013, most notably in pricing increases and the termination of a number of unprofitable agency relationships.
The underwriting loss for 2012 also included, in our Casualty Reinsurance segment, a $5.7 million underwriting loss related to our assumed crop reinsurance that was affected by the extreme drought which occurred in the United States in 2012. On December 31, 2012, the Company stopped writing crop reinsurance.
The results of operations for the years ended December 31, 2013 and 2012 included certain non-recurring items that are significant to the operating results of the Company. These items (on a pre-tax basis) include:
•
The results of operations for the years ended December 31, 2013 and 2012 include $12.6 million and $8.9 million, respectively, of net realized investment gains resulting primarily from the sale of fixed maturity securities for 2013 and from the sale of fixed maturity securities and equity securities for 2012.

•
The results of operations for the years ended December 31, 2013 and 2012 also include $677,000 and $3.4 million, respectively, of other expenses. For the year ended December 31, 2012, other expenses were comprised principally of  $2.7 million of expense related to bonus shares granted and $432,000 of expenses relating to due diligence for a potential acquisition candidate that we chose not to acquire.

•
Interest expense for the years ended December 31, 2013 and 2012 includes $663,000 and $662,000, respectively, relating to finance expenses in connection with a minority interest in real estate pursuant to which we are deemed the accounting owner. The debt is nonrecourse to us and was not arranged by us. See Note 1 to the Notes to the Audited Consolidated Financial Statements for additional information with respect to our minority interest.

•
Additionally, the results of operations for the year ended December 31, 2012 include a $4.3 million impairment relating exclusively to the intangible assets of the Specialty Admitted Insurance segment acquired as part of the Acquisition. This impairment results from a more conservative projection of future operating income than in prior years, recognition of unprofitable agencies terminated during 2012, and the consideration of this segment’s lack of profitability during 2011 and 2012.

Our income before taxes and net income for the years ended December 31, 2013 and 2012 reconcile to our net operating income as follows:
	Year Ended December 31,
	2013		2012
	Income Before Taxes	Net Income	Income Before Taxes	Net Income
	(in thousands)
Income as reported	$77,078	$67,337	$7,767	$8,664
Net realized investment gains	(12,619)	(9,427)	(8,915)	(6,131)
Other expenses	677	577	3,350	2,178
Interest expense on leased building the Company is deemed to own for accounting purposes	663	431	662	430
Impairment of intangible assets	—	—	4,299	2,794
Net operating income	$65,799	$58,918	$7,163	$7,935

Our combined ratio for the year ended December 31, 2013 was 91.2%. The combined ratio for the year ended December 31, 2013 included $37.5 million, or 11.4 percentage points, of net favorable development on direct and assumed business underwritten by the Company on prior accident years, including $40.7 million of favorable reserve development from the Excess and Surplus Lines segment and $1.4 million of favorable reserve development from the Specialty Admitted Insurance segment offset by $4.7 million of adverse development from the Casualty Reinsurance segment.
Our combined ratio for the year ended December 31, 2012 was 107.4%. It included $1.4 million, or 0.4 percentage points, of net adverse development on direct and assumed business underwritten by the Company on prior accident years, including $20.1 million of favorable reserve development from the Excess and Surplus Lines segment offset by $4.9 million of adverse reserve development from the Specialty Admitted Insurance segment and $16.6 million of adverse development from the Casualty Reinsurance segment.
Expense Ratios
Our expense ratio was substantially the same for the years ended December 31, 2013 and 2012. The small increase in the expense ratio for 2013 over the prior year is primarily attributable to the 10.0% decrease in our net earned premiums compared to the prior year without a proportional reduction in other operating expenses. Planned premium decreases in the Specialty Admitted Insurance and Casualty Reinsurance segments drove the overall decline in our net earned premium.
Premiums
For the five year period from 2008 to 2012, the Casualty Reinsurance segment assumed reinsurance for crop-related risks. Gross written premiums for this business were generally recorded at the inception of the policies and were $94.5 million for 2012; although we limited these premiums on a net written basis to $15.0 million for the 2012 underwriting year through the purchase of proportional reinsurance. Operating results of this program are included in the Casualty Reinsurance segment.
The following table summarizes the change in premium volume by component and business segment:
	Year Ended December 31,		% Change
	2013	2012
	($ in thousands)
Gross written premiums:
Excess and Surplus Lines	$192,394	$158,654	21.3%
Specialty Admitted Insurance	20,594	36,709	(43.9)%
Casualty Reinsurance	155,530	296,568	(47.6)%
	$368,518	$491,931	(25.1)%
Net written premiums:
Excess and Surplus Lines	$155,064	$123,483	25.6%
Specialty Admitted Insurance	18,169	33,041	(45.0)%
Casualty Reinsurance	151,933	195,785	(22.4)%
	$325,166	$352,309	(7.7)%
Net earned premiums:
Excess and Surplus Lines	$141,826	$115,940	22.3%
Specialty Admitted Insurance	17,908	32,189	(44.4)%
Casualty Reinsurance	168,344	216,439	(22.2)%
	$328,078	$364,568	(10.0)%

Our net premium retention by segment is as follows:
	Year Ended December 31,
	2013	2012
Excess and Surplus Lines	80.6%	77.8%
Specialty Admitted Insurance	88.2%	90.0%
Casualty Reinsurance	97.7%	66.0%
Total	88.2%	71.6%
For the Excess and Surplus Lines segment (which represents 52.2% of our gross written premiums for the year ended December 31, 2013), gross written premiums for the year ended December 31, 2013 increased 21.3% over the prior year. Our casualty rates per unit of exposure in this segment increased 2.6% over the prior year and the average annual gross written premiums per policy increased 12.1% over the prior year. The gross written premiums increase was most notable in the following divisions within the Excess and Surplus Lines segment:
•
Manufacturers and Contractors division (representing 30.4% of this segment’s 2013 business) which increased $11.9 million (or 25.4%) for the year ended December 31, 2013 over the prior year;

•
Energy division (representing 11.1% of this segment’s 2013 business) which increased $5.6 million (or 35.7%) over the prior year; and

•
General Casualty division (representing 11.8% of this segment’s 2013 business) which increased $10.0 million (or 78.6%) over the prior year. Our TNC business was a component of this increase. Gross written premiums from our TNC business were $2.5 million for 2013 and zero in 2012.

For the Specialty Admitted Insurance segment (which represents 5.6% of our gross written premiums for the year ended December 31, 2013) during the year ended December 31, 2013, gross written premiums decreased 43.9% compared to the prior year. We reunderwrote our entire workers’ compensation book of business in late 2012 and 2013. Accordingly, the decline in gross written premiums was attributable to (1) a program that included a deliberate increase in our premium rates, (2) the termination of 35 agencies in late 2012 for unprofitability and/or limited premium production and (3) more selectivity in the accounts and classes of business that we chose to underwrite. Accordingly, the number of policies decreased as renewal business policies issued decreased 54.8% in the year ended December 31, 2013 as compared to the prior year. New business increased by 5.1% for the year ended December 31, 2013, as compared to the prior year. The reduction in policies issued was mitigated by a 25.8% increase in average premium per policy issued for the year ended December 31, 2013 over the year ended December 31, 2012.
It is our policy to audit payroll for each expired workers’ compensation insurance policy in the Specialty Admitted Insurance segment to determine the difference between the original estimated payroll at the time the policy was written and the final actual payroll of the insured after the policy is completed. Audit premiums increased both written and earned premiums for the year ended December 31, 2013 by $517,000 (in the prior year, audit premiums increased both written and earned premiums by $1.5 million). Additionally, gross written premiums for the years ended December 31, 2013 and 2012 each included $1.4 million of assumed premiums from our allocation of the North Carolina involuntary workers’ compensation pool.
Effective January 1, 2012, the Specialty Admitted Insurance segment lowered its retention from $5.0 million per occurrence to $1.0 million per occurrence through the use of reinsurance. Effective August 1, 2012, this segment further reduced its retention to $500,000 per occurrence. These reductions in our retention caused a reduction in our net premium retention compared to that of the prior year.
For the Casualty Reinsurance segment (which represents 42.2% of our gross written premiums for the year ended December 31, 2013), gross written premiums decreased 47.6%, from $296.6 million for the year ended December 31, 2012 to $155.5 million for the year ended December 31, 2013. The Casualty Reinsurance segment generally writes large casualty-focused treaties that are expected to have lower volatility relative to property and catastrophe treaties. We rarely write stand-alone property reinsurance. When treaties that include property exposure are written, it is done with relatively low catastrophe sub-limits.

Additionally, included in total gross written premiums for the Casualty Reinsurance segment is $94.5 million ($22.5 million on a net basis) of assumed crop reinsurance for the year ended December 31, 2012. Due to poor results in 2011, the Casualty Reinsurance segment entered into agreements to cede (through retrocession agreements) 75.0% of its assumed crop business on the 2012 accident year. Moreover, the Company’s total net written premiums were capped under contractual terms at $15.0 million for the 2012 crop year. Effective January 1, 2013, we no longer write crop reinsurance. Absent the premiums for crop reinsurance assumed, the gross written premiums for the Casualty Reinsurance segment decreased 23.0% from $202.0 million to $155.5 million for the years ended December 31, 2012 and 2013, respectively.
The decline in gross written premiums excluding crop reinsurance for the year ended December 31, 2013 was driven by the non-renewal of several contracts in our Casualty Reinsurance segment which had been included in the written premiums in 2012. These non-renewals were part of a significant, planned decrease in our Casualty Reinsurance segment’s premiums. We achieved the decrease by taking smaller shares on renewal treaties and, continuing to maintain price discipline even when competitors were willing to offer lower pricing. We also focused on certain terms and conditions in our contract negotiations that we believe protect us from losses in our reinsurance book (e.g. down-side protection through use of sliding scale commissions in quota-share treaties). We took these underwriting actions knowing that it would reduce writings in our Casualty Reinsurance segment, but with the goal of increasing underwriting profitability.
Net Retention
The net premium retention for the Company increased from 71.6% to 88.2% for the years ended December 31, 2012 and 2013, respectively. Termination of the crop reinsurance program noted previously contributed to the increase in retention. The net premium retention would have been 83.0% for the year ended December 31, 2012 absent crop reinsurance assumed. The increase in our net retention over the prior year was also driven by our decision not to renew several treaties in the Casualty Reinsurance segment that had significant retrocessions in 2012.
Underwriting Results
The following table compares our combined ratios by segment:
	Year Ended December 31,
	2013	2012
Excess and Surplus Lines	69.3%	85.4%
Specialty Admitted Insurance	121.6%	153.8%
Casualty Reinsurance	101.5%	108.8%
Total	91.2%	107.4%

Excess and Surplus Lines Segment
Results for the Excess and Surplus Lines segment are as follows:
	Year Ended December 31,		% Change
	2013	2012
	($ in thousands)
Gross written premiums	$192,394	$158,654	21.3%
Net written premiums	$155,064	$123,483	25.6%
Net earned premiums	$141,826	$115,940	22.3%
Losses and loss adjustment expenses	(57,250)	(60,985)	(6.1)%
Underwriting expenses	(41,053)	(37,976)	8.1%
Underwriting profit(1)	$43,523	$16,979	156.3%
Ratios:
Loss ratio	40.4%	52.6%	—
Expense ratio	28.9%	32.8%	—
Combined ratio	69.3%	85.4%	—

(1)
See “— Reconciliation of Non-GAAP Measures.”

Combined Ratio. The combined ratio of the Excess and Surplus Lines segment for the year ended December 31, 2013 was 69.3%, comprised of a loss ratio of 40.4% and an expense ratio of 28.9%. The combined ratio for the year ended December 31, 2012 was 85.4%, comprised of a loss ratio of 52.6% and an expense ratio of 32.8%.
Loss Ratio. The loss ratio of 40.4% for the year ended December 31, 2013 includes $40.7 million, or 28.7 percentage points, of net favorable development in our loss estimates for prior accident years. The significant favorable reserve development in this segment reflects benign loss activity and continuing positive loss trends.
The loss ratio of 52.6% for the year ended December 31, 2012 includes $20.1 million, or 17.4 percentage points, of net favorable development in our loss estimates for prior accident years.
Expense Ratio. The expense ratio decreased from 32.8% in 2012 to 28.9% in 2013. The decrease in the expense ratio is primarily attributable to the increase in net earned premiums without a proportional increase in the total amount of operating expenses.
Underwriting Profit. As a result of the items discussed above, underwriting profit of the Excess and Surplus Lines segment increased 156.3%, from $17.0 million for the year ended December 31, 2012 to $43.5 million for the year ended December 31, 2013.

Specialty Admitted Insurance Segment
Results for the Specialty Admitted Insurance segment are as follows:
	Year Ended December 31,		% Change
	2013	2012
	($ in thousands)
Gross written premiums	$20,594	$36,709	(43.9)%
Net written premiums	$18,169	$33,041	(45.0)%
Net earned premiums	$17,908	$32,189	(44.4)%
Losses and loss adjustment expenses	(12,066)	(37,988)	(68.2)%
Underwriting expenses	(9,710)	(11,519)	(15.7)%
Underwriting loss(1)	$(3,868)	$(17,318)	(77.7)%
Ratios:
Loss ratio	67.4%	118.0%	—
Expense ratio	54.2%	35.8%	—
Combined ratio	121.6%	153.8%	—

(1)
See “— Reconciliation of Non-GAAP Measures.”

Combined Ratio. The combined ratio of the Specialty Admitted Insurance segment for the year ended December 31, 2013 was 121.6%, comprised of a loss ratio of 67.4% and an expense ratio of 54.2%. This compares to the combined ratio in the prior year of 153.8%, comprised of a loss ratio of 118.0% and an expense ratio of 35.8%. The substantial improvement in the loss ratio for the year ended December 31, 2013 reflects a significant increase in premium rates, more selectivity in accounts and classes of business we underwrite, and the effects of a ground-up review of our agency network—all of which began in the third quarter of 2012.
Loss Ratio. The loss ratio for the year ended December 31, 2013 includes $1.4 million, or 7.9 percentage points, of net favorable development on prior accident years.
During the year ended December 31, 2012, this segment incurred significant losses as a result of continued high unemployment coupled with unfavorable rulings from both judicial and administrative agencies in its primary state of North Carolina. This led to significant frequency and severity issues for the segment and recognition that inadequate premium rates had been charged over the past several years. Additionally, this loss ratio of 118.0% includes $4.9 million, or 15.2 percentage points, of net adverse reserve development on direct business primarily for the 2011 and 2010 accident years.
Expense Ratio. The expense ratio of 54.2% for the year ended December 31, 2013 increased from 35.8% in the prior year. The total expenses for this segment for the years ended December 31, 2013 and 2012 include $1.3 million, or 7.0 percentage points, and $866,000 (or 2.7 percentage points), respectively, of legal, regulatory, and other out-of-pocket expenses relating to the two Ohio domiciled shell companies acquired on December 31, 2011. The remaining increase in the expense ratio from that of the prior year is primarily attributable to the 44.4% decrease in net earned premiums without a corresponding decrease in expenses.
Underwriting Loss. As a result of the items discussed above, the underwriting results improved from an underwriting loss of  $17.3 million for the year ended December 31, 2012 to an underwriting loss of  $3.9 million for the year ended December 31, 2013.

Casualty Reinsurance Segment
Results for the Casualty Reinsurance segment are as follows:
	Year Ended December 31,		% Change
	2013	2012
	($ in thousands)
Gross written premiums	$155,530	$296,568	(47.6)%
Net written premiums	$151,933	$195,785	(22.4)%
Net earned premiums	$168,344	$216,439	(22.2)%
Losses and loss adjustment expenses	(115,170)	(165,523)	(30.4)%
Underwriting expenses	(55,734)	(70,065)	(20.5)%
Underwriting loss(1)	$(2,560)	$(19,149)	(86.6)%
Ratios:
Loss ratio	68.4%	76.5%	—
Expense ratio	33.1%	32.4%	—
Combined ratio	101.5%	108.8%	—

(1)
See “— Reconciliation of Non-GAAP Measures.”

Net Written Premiums. Net written premiums decreased from $195.8 million for the year ended December 31, 2012 to $151.9 million for the year ended December 31, 2013. The Casualty Reinsurance segment had a significant, planned decrease in net written premiums as a result of taking smaller shares on renewal treaties, continuing to maintain price discipline and attempting to improve terms and other features of our reinsurance contracts (e.g. down-side protection through the use of sliding scale commissions in quota share treaties). Additionally, assumed crop reinsurance gross and net premiums written in 2012 were $94.5 million and $22.5 million, respectively. Accordingly, excluding the crop reinsurance assumed, gross written premiums for this segment would have decreased 23.0% from $202.0 million to $155.5 million and net written premiums would have decreased 12.5%, from $173.3 million to $151.6 million for the years ended December 31, 2012 and December 31, 2013, respectively.
Combined Ratio. The combined ratio of the Casualty Reinsurance segment for the year ended December 31, 2013 was 101.5%, comprised of a loss ratio of 68.4% and an expense ratio of 33.1%. This compares to the combined ratio for the same period in the prior year of 108.8%, comprised of a loss ratio of 76.5% and an expense ratio of 32.4%.
Loss Ratio. The loss ratio for the year ended December 31, 2013 included $4.7 million, or 2.8 percentage points, of net adverse reserve development in our loss estimates for the prior accident years. In comparison, the loss ratio for the prior year included $16.6 million, or 7.7 percentage points, of adverse reserve development in our loss estimates for prior accident years.
During the year ended December 31, 2012, our crop-related reinsurance was adversely affected by the severe drought which affected the United States. This drought was primarily responsible for the $5.7 million underwriting loss, net of reinsurance, which we incurred on our crop-related reinsurance. Absent the crop-related business, the combined ratio of this segment was 106.9%, comprised of a loss ratio of 72.1% and an expense ratio of 34.9%. The loss ratio also includes $7.6 million of net adverse reserve development on non-crop risks for the year ended December 31, 2012, representing 3.5 percentage points of the segment’s loss ratio. The reserve development for crop-related risks was $9.0 million of net adverse development for the year ended December 31, 2012, representing 4.6 percentage points of the segment’s loss ratio.
Expense Ratio. The expense ratio of the Casualty Reinsurance segment increased from 32.4% for the year ended December 31, 2012 to 33.1% for the year ended December 31, 2013. The increase in the expense ratio over that of the prior year is attributable to the decrease in earned premiums without a proportional decrease in operating expenses.

Underwriting Loss. As a result of the items discussed above, the underwriting results for the Casualty Reinsurance segment improved from an underwriting loss of  $19.1 million for the year ended December 31, 2012 to an underwriting loss of  $2.6 million for the year ended December 31, 2013.
Reserves
The Company’s gross reserve for losses and loss adjustment expenses at December 31, 2013 was $646.5 million. Of this amount, 70.9% relates to amounts that are incurred but not reported. The Company’s gross reserve for losses and loss adjustment expenses by segment are summarized as follows:
	Gross Reserves at December 31, 2013
	Case	IBNR	Total	IBNR % of Total
	($ in thousands)
Excess and Surplus Lines	$70,230	$308,737	$378,967	81.5%
Specialty Admitted Insurance	31,470	27,436	58,906	46.6%
Casualty Reinsurance	86,566	122,013	208,579	58.5%
Total	$188,266	$458,186	$646,452	70.9%

The Company’s net reserve for losses and loss adjustment expenses at December 31, 2013 was $527.0 million. Of this amount, 68.2% related to amounts that were incurred but not reported. The Company’s reserve for losses and loss adjustment expenses net of ceded reinsurance by segment are summarized as follows:
	Net Reserves at December 31, 2013
	Case	IBNR	Total	IBNR % of Total
	($ in thousands)
Excess and Surplus Lines	$63,348	$233,220	$296,568	78.6%
Specialty Admitted Insurance	28,996	22,485	51,481	43.7%
Casualty Reinsurance	75,498	103,438	178,936	57.8%
Total	$167,842	$359,143	$526,985	68.2%

Other Operating Expenses
In addition to the underwriting, acquisition and insurance expenses of the Excess and Surplus Lines segment, the Specialty Admitted Insurance segment and the Casualty Reinsurance segment discussed previously, other operating expenses also includes the expenses of the Corporate and Other segment.
Corporate and Other Segment
Other operating expenses for the Corporate and Other segment include personnel costs associated with the Bermuda and U.S. holding companies, professional fees and various other corporate expenses that are included in the calculation of our expense ratio and combined ratio. A portion of these costs are reimbursed by our subsidiaries. These reimbursements are included primarily as underwriting expenses in the results of our operating subsidiaries. Accordingly, other operating expenses of the Corporate and Other segment represent the expenses of both the Bermuda and U.S. holding companies that were not reimbursed by our subsidiaries, including costs associated with potential acquisitions and other strategic initiatives. These costs vary from period to period based on the status of these initiatives.
For the years ended December 31, 2013 and 2012, the total operating expenses of the Corporate and Other segment were $8.3 million and $7.3 million, respectively. The variance from the prior year principally relates to compensation related expenses resulting from the Company’s improved underwriting profits in 2013.
Investing Results
Net investment income for the years ended December 31, 2013 and 2012 were $45.4 million and $44.3 million, respectively. Included in net investment income for these years is $14.4 million and $13.7 million, respectively, of income from bank loan participations. The increase in net investment income despite the lower interest rate environment is primarily attributable to $4.3 million of income recognized on the Company’s renewable energy investments in 2013. These investments are interests in certain limited liability companies that are managed by an affiliate of one of our largest shareholders and have a total carrying value of  $26.8 million at December 31, 2013. The Company’s interests in these companies are classified as “other invested assets” and accounted for using the equity method. Losses of  $637,000 were recognized on these renewable energy investments for the year ended December 31, 2012. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Investments with Affiliates of the D. E. Shaw Affiliates.”
Investment income for 2013 also reflects a lower invested asset base than in the prior year as a result of the $89.1 million of cash utilized to repurchase our shares during April 2013. See “— Liquidity and Capital Resources — Share Repurchase.”
The following table summarizes our investment returns:
	Year Ended December 31,
	2013	2012
Annualized gross investment yield on:
Average cash and invested assets	4.0%	4.0%
Average fixed maturity securities	3.9%	4.6%
Annualized tax equivalent yield on:
Average fixed maturity securities	4.0%	4.8%
Of our total cash and invested assets of  $1,217.1 million at December 31, 2013, $158.6 million represents the cash and cash equivalent portion of the portfolio. The majority of the portfolio, $729.9 million, is comprised of fixed maturity and equity securities that are classified as available-for-sale and are carried at fair value with unrealized gains and losses on these securities reported, net of applicable taxes, as a separate component of accumulated comprehensive income or loss. Also included in our investments is $71.5 million of short-term investments, $42.1 million of other invested assets and $17.3 million of fixed maturity securities that are classified as trading and held at the U.S. holding company. Our trading portfolio is carried at fair value with changes to the value reported as net investment income in our consolidated income statement.
The last component of our investment portfolio is comprised of  $197.7 million of bank loan participations which are classified as held-for-investment, and reported at amortized cost, net of an allowance for credit losses of  $242,000, (which was $121,000 at December 31, 2012). Our bank loan participations are primarily senior, secured floating-rate debt which are rated “B” or “BB” by Standard & Poor’s or an equivalent rating from another nationally recognized statistical rating organization and are therefore below investment grade. Bank loans include assignments of and participations in, performing and non-performing senior corporate debt generally acquired through primary bank syndications and in secondary markets. Bank loans consist of, but are not limited to, term loans, the funded and unfunded portions of revolving credit loans and similar loans and investments. At December 31, 2013 and December 31, 2012, the fair market value of these securities was $200.6 million and $171.1 million, respectively.
In conjunction with our outside investment managers, the Company performs quarterly reviews of all securities within its investment portfolio to determine whether any impairment has occurred. In connection with this review for the year ended December 31, 2013, the Company determined that no impairment had occurred on any of its fixed maturity securities. We concluded that one of the equity securities with an unrealized loss at December 31, 2013 experienced an other-than-temporary impairment, and accordingly, the Company recorded an impairment loss of  $804,000 in 2013. For our portfolio of bank loan participations, we recognized impairment losses of  $121,000 and $780,000 as of December 31, 2013 and 2012, respectively, on one of the securities in our bank loan participation portfolio.
At December 31, 2013, our available-for-sale investment portfolio of fixed maturity and equity securities had an unrealized gain of  $8.0 million (which was $55.9 million at December 31, 2012), representing 1.1% of the cost or amortized cost of the portfolio. Additionally, at December 31, 2013, 82.5%

of our fixed maturity security portfolio was rated “A-” or better by Standard & Poor’s or an equivalent rating from another nationally recognized statistical rating organization. Fixed maturity securities with ratings below investment grade by Standard & Poor’s or another nationally recognized statistical rating organization at December 31, 2013 had an aggregate fair value of  $53.3 million and an aggregate net unrealized gain of  $1.1 million.
The average duration of our investment portfolios, excluding bank loans, for 2013 and 2012 was 3.1 years and 3.7 years, respectively. We planned this decrease in duration in furtherance of our cautious interest rate strategy, and we continue to look at trades that will shorten duration while not materially affecting yield. The significant realized gains taken during 2013 were the result of this duration shortening strategy.
For the year ended December 31, 2013, the Company recognized net realized investment gains of  $12.6 million. This amount was comprised primarily of  $11.5 million of net realized gains from the sale of fixed maturity securities and $2.0 million in net realized gains from the sale of bank loan participations, offset by the $804,000 equity impairment loss noted previously.
For the year ended December 31, 2012, the Company recognized net realized investment gains of  $8.9 million. This amount included $3.6 million of net realized gains on fixed maturity securities and $4.1 million of gains on equity securities, and $1.3 million of gains on bank loan participations.
The amortized cost and fair value of our investments in available-for-sale securities were as follows:
	December 31, 2013			December 31, 2012
	Cost or Amortized Cost	Fair Value	% of Total Fair Value	Cost or Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Fixed maturity securities:
State and municipal	$74,678	$76,146	10.4%	$136,076	$153,415	18.1%
Residential mortgage-backed	101,352	98,569	13.5%	149,970	154,607	18.2%
Corporate	245,139	251,517	34.5%	278,225	293,855	34.6%
Commercial mortgage and asset-backed	81,054	83,965	11.5%	36,766	42,331	5.0%
Obligations of U.S. government corporations and agencies	104,153	104,961	14.4%	108,052	113,835	13.4%
U.S. Treasury securities and obligations guaranteed by the U.S. government	46,435	46,311	6.3%	29,791	30,774	3.6%
Redeemable preferred stock	2,025	1,649	0.2%	1,097	1,119	0.1%
Total	654,836	663,118	90.8%	739,977	789,936	93.0%
Equity securities:
Preferred stock	37,016	37,042	5.1%	32,821	37,072	4.4%
Common stock	30,113	29,765	4.1%	20,019	21,727	2.6%
Total	67,129	66,807	9.2%	52,840	58,799	7.0%
Total investments	$721,965	$729,925	100.0%	$792,817	$848,735	100.0%

The amortized cost and fair value of our available-for-sale investments in fixed maturity securities summarized by contractual maturity were as follows:
	December 31, 2013
	Amortized Cost	Fair Value	% of Total Value
	($ in thousands)
Due in:
One year or less	$13,771	$13,959	2.1%
After one year through five years	310,360	315,828	47.6%
After five years through ten years	74,373	75,927	11.5%
After ten years	71,901	73,221	11.0%
Residential mortgage-backed	101,352	98,569	14.9%
Commercial mortgage and asset-backed	81,054	83,965	12.7%
Redeemable preferred stock	2,025	1,649	0.2%
Total	$654,836	$663,118	100.0%

At December 31, 2013, the Company held two securities with an aggregate market value of  $512,000 in securitizations of alternative-A mortgages, all of which are performing and are rated “investment grade” by the established ratings agencies. The Company has no investments in sub-prime mortgages or collateralized debt obligations at December 31, 2013.
Other Expenses
Other expenses for the years ended December 31, 2013 and 2012 were $677,000 and $3.4 million, respectively. In 2013, these expenses include $392,000 of due diligence expenses related to an acquisition that was not consummated. In 2012, these expenses were comprised principally of  $2.7 million of expense in connection with a grant of bonus shares and $432,000 of expenses relating to due diligence for a potential acquisition candidate that we chose not to acquire.
Interest Expense
Interest expense was $6.8 million and $8.3 million for the years ended December 31, 2013 and 2012, respectively. Interest for the James River Capital Trust IV was fixed at 7.51% until March 15, 2013 at which time it became variable at 3-month LIBOR plus 3.1%. Similarly, interest for Franklin Holdings II (Bermuda) Capital Trust I was fixed at 7.97% until June 15, 2013 at which time it became variable at 3-month LIBOR plus 4.0%.
See “— Liquidity and Capital Resources — Sources and Uses of Funds” for information regarding our senior bank debt facility and trust preferred securities.
Amortization of Intangibles
The Company recorded $2.5 million and $2.8 million of amortization of intangibles for the years ended December 31, 2013 and 2012, respectively.
Goodwill and Impairment
We test goodwill and other intangible assets in each operating segment for impairment at least annually. The fair value of the reporting units is determined by weighting the results of a discounted cash flow analysis and a valuation derived from a market-based approach. Intangible assets are valued using various methodologies. The projection of future cash flows is dependent upon assumptions on the future levels of income as well as business trends, prospects and market and economic conditions.
We perform this assessment to determine whether there has been any impairment in the value of goodwill or intangible assets by comparing its fair value to the net carrying value of the reporting units. If the carrying value exceeds its estimated fair value, an impairment loss is recognized and the asset is written down accordingly.

The Company completed its impairment tests and fair value analyses for goodwill and other intangible assets during the fourth quarter. No impairment was present for the year ended December 31, 2013; however, an impairment of  $4.3 million occurred during the year ended December 31, 2012 for our Specialty Admitted Insurance segment. This impairment did not affect our cash flow, cash balance, liquidity position, compliance with debt covenants, or statutory surplus of our regulated entities. The impairment was comprised of the following items of the Specialty Admitted Insurance segment (in thousands):
	Year Ended December 31,
	2013	2012
	(in thousands)
Write-down of customer relationships	$—	$3,830
Write-down of trademarks	—	300
Write-down of broker relationships	—	169
	$—	$4,299

Factors that led to the 2012 impairments included a more conservative projection of future operating income than in prior years, recognition of unprofitable agencies terminated during 2012, and the consideration of the segment’s lack of profitability during 2011 and 2012.
U.S. Federal Income Tax Expense
Our effective tax rate fluctuates from period to period based on the relative mix of income reported by country and the respective tax rates imposed by each tax jurisdiction. For U.S.-sourced income, our U.S. federal income tax expense differs from the amounts computed by applying the federal statutory income tax rate to income before taxes due primarily to interest income on tax-advantaged state and municipal securities (state and municipal securities represented 10.4% and 18.1% of our available-for-sale securities at December 31, 2013 and 2012, respectively) and dividends received income. For the years ended December 31, 2013 and 2012, our U.S. federal income tax provision were an expense of 12.6% and a benefit of 11.5%, respectively, of income before taxes, as the amount of tax-exempt investment income and the dividends received deduction in 2012 were high relative to the level of U.S. pre-tax income for the year.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011
The following table summarizes our results for the years ended December 31, 2012 and 2011:
	Year Ended December 31,		% Change 2012 vs. 2011
	2012	2011
	($ in thousands)
Gross written premiums	$491,931	$490,821	0.2%
Net retention(1)	71.6%	88.2%	—
Net written premiums	$352,309	$433,069	(18.6%)
Net earned premiums	$364,568	$337,105	8.1%
Losses and loss adjustment expenses	(264,496)	(233,479)	13.3%
Other operating expenses	(126,884)	(115,378)	10.0%
Underwriting loss(2)	(26,812)	(11,752)	128.1%
Net investment income	44,297	48,367	(8.4%)
Net realized investment gains	8,915	20,899	(57.3%)
Other income	130	226	(42.5%)
Other expenses	(3,350)	(592)	465.9%
Interest expense	(8,266)	(8,132)	1.6%
Amortization of intangible assets	(2,848)	(2,848)	—
Income before impairment and taxes	12,066	46,168	(73.9%)
Impairment of intangible assets	(4,299)	—	—
Income before taxes	7,767	46,168	(83.2%)
U.S. federal income tax benefit (expense)	897	(7,695)	—
Net income	$8,664	$38,473	(77.5%)
Net operating income	$7,935	$22,352	(64.5%)
Ratios:
Loss ratio	72.6%	69.3%	—
Expense ratio	34.8%	34.2%	—
Combined ratio	107.4%	103.5%	—

(1)
Net retention is defined as the ratio of net written premiums to gross written premiums.

(2)
See “Reconciliation of Non-GAAP Measures” for further detail.

We had an underwriting loss of  $26.8 million for the year ended December 31, 2012. This compares to an underwriting loss of  $11.8 million in the prior year. The Company recognized $1.4 million of net adverse reserve development for the year ended December 31, 2012 and $19.9 million of net favorable reserve development for the year ended December 31, 2011.
During the year ended December 31, 2012, our Specialty Admitted Insurance segment recognized an underwriting loss of  $17.3 million, of which $4.9 million related to net adverse reserve development from prior accident years. The increase in the loss ratio for the 2012 accident year represented our recognition of inadequate rate levels as well as continued frequency and severity of loss issues in this book during 2012. The total underwriting loss of the Specialty Admitted Insurance segment represents 4.8 percentage points to both our loss and combined ratio for the year ended December 31, 2012. The underwriting loss for 2012 also included, in our Casualty Reinsurance segment, a $5.7 million loss related to our assumed crop reinsurance that was affected by the extreme drought which occurred in the United States in 2012. On December 31, 2012, the Company stopped writing crop reinsurance.

During the year ended December 31, 2011 our Specialty Admitted Insurance segment experienced elevated severity in its losses including individual losses of  $3.2 million and $1.7 million, when previously this segment did not have any individual loss in excess of  $1.0 million. Also our results for the year ended December 31, 2011 included a $9.4 million underwriting loss relating to our assumed crop reinsurance business which was affected by the results of extreme wind and hail on the risks we underwrote.
The results of operations for the years ended December 31, 2012 and 2011 included certain items that are significant to the operating results of the Company. These items (on a pre-tax basis) include:
•
The results of operations for the year ended December 31, 2012 include $8.9 million of net realized investment gains resulting primarily from the sale of fixed maturity securities and equity securities. In the prior year, our results included $20.9 million of net realized investment gains resulting primarily from the sale of fixed maturity securities.

•
The results of operations for the years ended December 31, 2012 and 2011 include $3.4 million and $592,000, respectively, of other expenses. Other expenses for 2012 were comprised principally of  $2.7 million of expense related to bonus stock granted and $432,000 of expenses relating to due diligence for a potential acquisition candidate that we chose not to acquire. Other expenses for 2011 were comprised principally of  $409,000 of legal and professional fees relating to a potential acquisition that was not consummated.

•
Interest expense for the years ended December 31, 2012 and 2011 includes $662,000 and $660,000, respectively, relating to finance expenses in connection with a minority interest in real estate pursuant to which we are deemed the accounting owner. The debt is nonrecourse to us and was not arranged by us. See Note 1 to the Consolidated Financial Statements for the years ended December 31, 2013, 2012, and 2011 for additional information with respect to our minority interest.

•
Additionally, the results of operations for the year ended December 31, 2012, include a $4.3 million impairment relating exclusively to the intangible assets of the Specialty Admitted Insurance segment acquired as part of the Acquisition. This impairment results from a revision to our projections of future operating income to reflect the impact of unprofitable agencies on overall results and the consideration of the segment’s lack of profitability during 2011 and 2012.

Our income before taxes and net income for the years ended December 31, 2012 and 2011 reconcile to net operating income as follows:
	Year Ended December 31,
	2012		2011
	Income Before Taxes	Net Income	Income Before Taxes	Net Income
	(in thousands)
Income as reported	$7,767	$8,664	$46,168	$38,473
Net realized investment gains	(8,915)	(6,131)	(20,899)	(17,078)
Other expenses	3,350	2,178	592	528
Interest expense on leased building the Company is deemed to own for accounting purposes	662	430	660	429
Impairment of intangible assets	4,299	2,794	—	—
Net operating income	$7,163	$7,935	$26,521	$22,352

Our combined ratio for the year ended December 31, 2012 was 107.4%. The combined ratio for the year ended December 31, 2012 included $1.4 million of net adverse development on direct and assumed business underwritten by the Company on prior accident years, including $20.1 million of favorable reserve development from the Excess and Surplus Lines segment offset by $4.9 million of adverse reserve development from the Specialty Admitted Insurance segment and $16.6 million of adverse development from the Casualty Reinsurance segment.
Our combined ratio for the year ended December 31, 2011 was 103.5%. It included $19.9 million, or 5.9 percentage points, of net favorable development on direct and assumed business underwritten by the

Company on prior accident years, including $21.0 million of favorable reserve development from the Excess and Surplus Lines segment and $1.7 million of favorable reserve development from the Specialty Admitted Insurance segment offset by $2.8 million of adverse development from the Casualty Reinsurance segment.
Expense Ratios
Our expense ratio increased from 34.2% for the year ended December 31, 2011 to 34.8% for the year ended December 31, 2012, as the 10.0% increase in other operating expenses in 2012 slightly exceeded the 8.1% increase in net earned premiums.
Premiums
The following table summarizes the growth in premium volume by component and business segment:
	Year Ended December 31,		% Change
	2012	2011
	($ in thousands)
Gross written premiums:
Excess and Surplus Lines	$158,654	$131,007	21.1%
Specialty Admitted Insurance	36,709	44,914	(18.3%)
Casualty Reinsurance	296,568	314,900	(5.8%)
	$491,931	$490,821	0.2%
Net written premiums:
Excess and Surplus Lines	$123,483	$105,004	17.6%
Specialty Admitted Insurance	33,041	44,414	(25.6%)
Casualty Reinsurance	195,785	283,651	(31.0%)
	$352,309	$433,069	(18.6%)
Net earned premiums:
Excess and Surplus Lines	$115,940	$101,099	14.7%
Specialty Admitted Insurance	32,189	37,918	(15.1%)
Casualty Reinsurance	216,439	198,088	9.3%
	$364,568	$337,105	8.1%

Our net premium retention by segment is as follows:
	Year Ended December 31,
	2012	2011
Excess and Surplus Lines	77.8%	80.2%
Specialty Admitted Insurance	90.0%	98.9%
Casualty Reinsurance	66.0%	90.1%
Total	71.6%	88.2%
Gross written premiums for the Excess and Surplus Lines segment for the year ended December 31, 2012 increased 21.1% over the prior year. This increase is attributable to a 10.3% increase in submissions, a 13.6% increase in average new policy premium, a 17.0% increase in average renewal policy premium, and a 2.1% increase in exposure adjusted renewal pricing for the year ended December 31, 2012. The increase in this segment’s gross written premiums was most notable in the following divisions within the Excess and Surplus Lines segment:
•
Excess Casualty division (representing 18.8% of this segment’s 2012 business) which increased $9.0 million (or 43.4%) for the year ended December 31, 2012 over the prior year;

•
Manufacturers and Contractors division (representing 29.4% of this segment’s 2012 business) which increased $8.1 million (or 21.0%) for the year ended December 31, 2012 over the prior year; and

•
Energy division (representing 9.9% of this segment’s 2012 business) which increased $5.2 million (or 49.2%) for the year ended December 31, 2012 over the prior year.

During the year ended December 31, 2012, gross written premiums for the Specialty Admitted Insurance segment decreased 18.3% over the prior year. We reunderwrote our workers’ compensation book of business in late 2012. Accordingly, the decline in gross written premiums was attributable to (1) a program that included a deliberate increase in our premium rates, (2) the termination of 35 agencies in late 2012 for unprofitability and/or limited premium production, and (3) more selectivity in the accounts and classes of business that we chose to underwrite.
It is our policy to audit payroll for each expired policy in the Specialty Admitted Insurance segment to determine the difference between the original estimated payroll at the time the policy was written and the final actual payroll of the customer after the policy is completed. Audit premiums increased both written and earned premiums for the year ended December 31, 2012 by $1.5 million (in the prior year, audit premiums increased both written and earned premiums by $443,000). Additionally, gross written premiums for the year ended December 31, 2012 and 2011 each included $1.4 million of assumed premiums from our allocation of the North Carolina involuntary workers’ compensation pool.
Effective January 1, 2012, the Specialty Admitted Insurance segment lowered its retention from $5.0 million per occurrence to $1.0 million per occurrence through the use of reinsurance. Effective August 1, 2012, this segment further reduced its retention to $500,000 per occurrence, also through the use of reinsurance. These changes caused a reduction in our net premium retention over that of the prior year.
For the Casualty Reinsurance segment, gross written premiums decreased 5.8%, from $314.9 million for the year ended December 31, 2011 to $296.6 million for the year ended December 31, 2012. The Casualty Reinsurance segment generally writes large casualty-focused treaties that are expected to have lower volatility relative to property and catastrophe treaties. We rarely write stand-alone property reinsurance. When treaties that include property exposure are written, it is done with relatively low catastrophe sub-limits.
Additionally, included in total gross written premiums for the Casualty Reinsurance segment is $94.5 million and $53.2 million of assumed crop reinsurance for the years ended December 31, 2012 and 2011, respectively. Due to poor results in 2011, we entered into agreements in 2012 to cede (through retrocession agreements) 75.0% of the segment’s assumed crop business on the 2012 accident year. Moreover, the Company’s total net written premiums were capped under contractual terms at $15.0 million for the 2012 crop year. During 2011, we entered into both a 28% proportional retrocession treaty and an excess of loss treaty for 70% of all losses between 115% and 130% of earned premiums covering our exposure for 2011 assumed crop business. Absent crop reinsurance assumed, the gross written premiums for the Casualty Reinsurance segment decreased 22.8% from $261.7 million to $202.0 million for the years ended December 31, 2012 and 2011, respectively.
Net Retention
The net premium retention for the Company decreased from 88.2% for the year ended December 31, 2011 to 71.6% for the year ended December 31, 2012. The decrease in retention is due primarily to the increase in both ceded workers’ compensation insurance and crop reinsurance noted previously.

Underwriting Results
The following table compares our combined ratios by segment:
	Year Ended December 31,
	2012	2011
Excess and Surplus Lines	85.4%	80.0%
Specialty Admitted Insurance	153.8%	124.0%
Casualty Reinsurance	108.8%	107.4%
Total	107.4%	103.5%
Excess and Surplus Lines Segment
Results for the Excess and Surplus Lines segment are as follows:
	Year Ended December 31,		% Change
	2012	2011
	($ in thousands)
Gross written premiums	$158,654	$131,007	21.1%
Net written premiums	$123,483	$105,004	17.6%
Net earned premiums	$115,940	$101,099	14.7%
Losses and loss adjustment expenses	(60,985)	(49,017)	24.4%
Underwriting expenses	(37,976)	(31,813)	19.4%
Underwriting profit(1)	$16,979	$20,269	(16.2%)
Ratios:
Loss ratio	52.6%	48.5%	—
Expense ratio	32.8%	31.5%	—
Combined ratio	85.4%	80.0%	—

(1)
See — “Reconciliation of Non-GAAP Measures”

Combined Ratio. The combined ratio of the Excess and Surplus Lines segment for the year ended December 31, 2012 was 85.4%, comprised of a loss ratio of 52.6% and an expense ratio of 32.8%. The combined ratio for the year ended December 31, 2011 was 80.0%, comprised of a loss ratio of 48.5% and an expense ratio of 31.5%.
Loss Ratio. The loss ratio of 52.6% for the year ended December 31, 2012 includes $20.1 million, or 17.4 percentage points, of net favorable development in our loss estimates for prior accident years. The loss ratio of 48.5% for the year ended December 31, 2011 included $21.0 million, or 20.8 percentage points, of net favorable development in our loss estimates for prior accident years.
Expense Ratio. The expense ratio increased from 31.5% in 2011 to 32.8% in 2012. The increase in the expense ratio is primarily attributable to the increase in underwriting expenses without a proportional increase in net earned premiums.
Underwriting Profit. As a result of the items discussed above, underwriting profit of the Excess and Surplus Lines segment decreased 16.2% from $20.3 million for the year ended December 31, 2011 to $17.0 million for the year ended December 31, 2012.

Specialty Admitted Insurance Segment
Results for the Specialty Admitted Insurance segment are as follows:
	Year Ended December 31,		% Change
	2012	2011
	($ in thousands)
Gross written premiums	$36,709	$44,914	(18.3%)
Net written premiums	$33,041	$44,414	(25.6%)
Net earned premiums	$32,189	$37,918	(15.1%)
Losses and loss adjustment expenses	(37,988)	(37,009)	2.6%
Underwriting expenses	(11,519)	(10,004)	15.1%
Underwriting loss(1)	$(17,318)	$(9,095)	90.4%
Ratios:
Loss ratio	118.0%	97.6%	—
Expense ratio	35.8%	26.4%	—
Combined ratio	153.8%	124.0%	—

(1)
See — “Reconciliation of Non-GAAP Measures”

Combined Ratio. The combined ratio of the Specialty Admitted Insurance segment for the year ended December 31, 2012 was 153.8%, comprised of a loss ratio of 118.0% and an expense ratio of 35.8%. The combined ratio in the prior year was 124.0%, comprised of a loss ratio of 97.6% and an expense ratio of 26.4%.
Loss Ratio. This segment incurred significant losses during the year ended December 31, 2012 as a result of continued high unemployment coupled with unfavorable rulings from both judicial and administrative agencies in its primary state. This has led to significant frequency and severity issues for the segment as well as our recognition that inadequate premium rates had been charged over the past several years. As a result, the loss ratio increased from 97.6% in 2011 to 118.0% in 2012. Additionally, the 2012 loss ratio includes $4.9 million, or 15.2 percentage points, of net adverse reserve development on direct business primarily for the 2011 and 2010 accident years.
During the year ended December 31, 2011, this segment was adversely affected by both frequency and severity issues, particularly in the 2011 accident year where we had two individual losses of  $3.2 million and $1.7 million, representing 12.9 percentage points of this segment’s loss ratio in the aggregate, when previously this segment never had any individual loss exceed $1.0 million. The loss ratio for the year ended December 31, 2011 also included $1.7 million, or 4.5 percentage points, of net favorable reserve development on business written by the segment on prior accident years.
Expense Ratio. The expense ratio of 35.8% for the year ended December 31, 2012 increased from 26.4% in the prior year. The total expenses for this segment for 2012 include $866,000 (or 2.7 percentage points) of start-up expenses relating to the two Ohio domiciled shells acquired on December 31, 2011. The remaining increase in the expense ratio from that of the prior year is primarily attributable to the 15.1% decrease in earned premiums without a corresponding decrease in operating expenses.
Underwriting Loss. As a result of the items discussed above, the underwriting loss increased from $9.1 million for the year ended December 31, 2011 to $17.3 million for the year ended December 31, 2012.

Casualty Reinsurance Segment
Results for the Casualty Reinsurance segment are as follows:
	Year Ended December 31,		% Change
	2012	2011
	($ in thousands)
Gross written premiums	$296,568	$314,900	(5.8%)
Net written premiums	$195,785	$283,651	(31.0%)
Net earned premiums	$216,439	$198,088	9.3%
Losses and loss adjustment expenses	(165,523)	(147,453)	12.3%
Underwriting expenses	(70,065)	(65,309)	7.3%
Underwriting loss(1)	$(19,149)	$(14,674)	30.5%
Ratios:
Loss ratio	76.5%	74.4%	—
Expense ratio	32.4%	33.0%	—
Combined ratio	108.8%	107.4%	—

(1)
See — “Reconciliation of Non-GAAP Measures”

Net Written Premiums. Net written premiums decreased 31.0% during the year ended December 31, 2012, from $283.7 million for the year ended December 31, 2011 to $195.8 million for the year ended December 31, 2012. The Casualty Reinsurance segment took this significant, planned decrease, in net written premiums as a result of taking smaller shares on renewal treaties, continuing to maintain price discipline, and attempting to improve terms and other features of our reinsurance contracts (e.g. down-side protection through the use of sliding scale commissions in quota share treaties). Also as previously noted, assumed crop reinsurance net written premiums in 2012 were $22.5 million (which were down 40.2% from the prior year’s total of  $37.6 million). For the 2012 underwriting year, we retroceded 75% of our assumed crop business, and net written premiums were capped at a maximum of  $15.0 million for the 2012 crop year. During 2011, we entered into both a 28% proportional retrocession treaty and an excess of loss treaty for 70% of all losses between 115% and 130% of earned premiums for the 2011 assumed crop business. Accordingly, excluding the crop reinsurance assumed, net written premiums for this segment would have decreased 29.6%, from $246.0 million to $173.3 million for the years ended December 31, 2011 and December 31, 2012, respectively.
Combined Ratio. The combined ratio of the Casualty Reinsurance segment for the year ended December 31, 2012 was 108.8%, comprised of a loss ratio of 76.5% and an expense ratio of 32.4%. This compares to the combined ratio for the same period in the prior year of 107.4%, comprised of a loss ratio of 74.4% and an expense ratio of 33.0%.
During the year ended December 31, 2012, our crop-related reinsurance was adversely affected by the severe drought which affected the United States. This drought was primarily responsible for the $5.7 million underwriting loss, net of reinsurance, which we incurred on our crop-related reinsurance. Absent the 2012 crop-related business, the combined ratio of this segment would have been 106.9% comprised of a loss ratio of 72.1% and an expense ratio of 34.9%.
During 2011, our crop-related reinsurance was adversely affected by the results of extreme wind and hail on the risks underwritten for the 2011 crop year which resulted in an underwriting loss, net of reinsurance, of  $9.4 million for crop-related risk alone. Absent the crop-related business, the 2011 combined ratio of this segment was 103.3%, comprised of a loss ratio of 66.6% and an expense ratio of 36.7%.

Loss Ratio. The loss ratio for the year ended December 31, 2012 included $16.6 million (including $9.0 million of net adverse reserve development for crop-related reinsurance risks), or 7.7 percentage points, of net adverse reserve development in our loss estimates for the prior accident years. In comparison, the loss ratio for the prior year included $2.8 million (including $500,000 of net favorable reserve development for crop-related reinsurance risks), or 1.4 percentage points of net adverse reserve development in our loss estimates for prior accident years.
The loss ratios of the Casualty Reinsurance segment excluding crop-related risk were 72.1% and 66.6% for the years ended December 31, 2012 and 2011, respectively. These ratios include $7.6 million and $3.3 million, respectively, of net adverse reserve development on non-crop-related risks for the years ended December 31, 2012 and 2011, representing 3.5 percentage points and 1.7 percentage points of the segment’s loss ratio, respectively.
Expense Ratio. The expense ratio of the Casualty Reinsurance segment decreased from 33.0% for the year ended December 31, 2011 to 32.4% for the year ended December 31, 2012. The decrease in the expense ratio from that of the prior year is attributable to the increase in earned premiums without a corresponding increase in operating expenses.
Underwriting Loss. As a result of the items discussed above, the underwriting loss for the Casualty Reinsurance segment increased from $14.7 million for the year ended December 31, 2011 to $19.1 million for the year ended December 31, 2012.
Other Operating Expenses
In addition to the underwriting, acquisition and insurance expenses of the Excess and Surplus Lines segment, the Specialty Admitted Insurance segment, and the Casualty Reinsurance segment discussed previously, other operating expenses also includes the expenses of the Corporate and Other segment.
Corporate and Other Segment
Other operating expenses for the Corporate and Other segment include personnel costs associated with the Bermuda and U.S. holding companies, professional fees, and various other corporate expenses that are included in our calculation of our expense ratio and our combined ratio. A portion of these costs are reimbursed by our subsidiaries. These reimbursements are primarily included as underwriting expenses in the results of our operating subsidiaries. Accordingly, other operating expenses of the Corporate and Other segment represent the expenses of both the Bermuda and U.S. holding companies that were not reimbursed by our subsidiaries, including costs associated with potential acquisitions and other strategic initiatives. These costs vary from period-to-period based on the status of these initiatives.
For the year ended December 31, 2012 and 2011, the total operating expenses of the Corporate and Other segment were $7.3 million and $8.3 million, respectively. The variance from the prior year principally relates to a decrease in share-based compensation which was $2.0 million for the year ended December 31, 2011 and $1.0 million for the year ended December 31, 2012. This decrease in share compensation relates to the fact that a substantial portion of our options became fully vested during 2012.
Investing Results
Net investment income for the year ended December 31, 2012 and 2011 was $44.3 million and $48.4 million, respectively. Included in net investment income for those years was $13.7 million and $12.0 million, respectively, of income from bank loan participations. The decrease in net investment income in 2012 reflects the overall decrease in the interest rate environment and its effect on the Company.
The following table summarizes our investment returns:
	Year Ended December 31,
	2012	2011
Annualized gross investment yield on:
Average cash and invested assets	4.0%	4.6%
Average fixed maturity securities	4.6%	4.9%
Annualized tax equivalent yield on:
Average fixed maturity securities	4.8%	5.1%

For the year ended December 31, 2012, the Company recognized net realized investment gains of  $8.9 million. This amount included $3.6 million of net realized gains on fixed maturity securities, $4.1 million of gains on equity securities, and $1.3 million of gains on bank loan participations.
For the year ended December 31, 2011, the Company recognized net realized investment gains of  $20.9 million. This amount included $17.8 million of net realized gains on fixed maturity securities, $1.2 million in net realized gains on bank loan participations, and a $2.9 million gain on a note receivable which the Company had significantly discounted but which was paid in full in 2011.
Other Expenses
Other expenses for the years ended December 31, 2012 and 2011 were $3.4 million and $592,000, respectively. In 2012, these expenses were comprised principally of  $2.7 million of expense associated with a grant of bonus shares and $432,000 of expenses relating to due diligence for a potential acquisition candidate that we chose not to acquire. In 2011, those expenses were comprised principally of  $409,000 of legal and professional fees relating to a potential acquisition that was not consummated.
Interest Expense
Interest expense was $8.3 million and $8.1 million for the years ended December 31, 2012 and 2011, respectively.
See “— Liquidity and Capital Resources—Sources and Uses of Funds” for information regarding our senior bank debt facility and trust preferred securities.
Amortization of Intangibles
In connection with the Acquisition, the Company recorded $2.8 million of amortization of intangibles for both the year ended December 31, 2012 and 2011 (See “—Goodwill and Impairment”).
Goodwill and Impairment
The Company completed its impairment tests and fair value analyses for goodwill and other intangible assets during the fourth quarter. No impairment was present for the year ended December 31, 2011; however, an impairment of  $4.3 million occurred during the year ended December 31, 2012 for our Specialty Admitted Insurance segment. This impairment did not affect our cash flow, cash balance, liquidity position, compliance with debt covenants, or statutory surplus of our regulated entities. The impairment was comprised of the following items:
	Year Ended December 31,
	2012	2011
	(in thousands)
Write-down of customer relationships	$3,830	$—
Write-down of trademarks	300	—
Write-down of broker relationships	169	—
	$4,299	$—

Factors that led to the 2012 impairments included a revision to our projections of future operating income to reflect the impact of unprofitable agencies on overall results and the consideration of the segment’s lack of profitability during 2011 and 2012.
U.S. Federal Income Tax Expense
Our effective tax rate fluctuates from period-to-period based on the relative mix of income reported by country and the respective tax rates imposed by each tax jurisdiction. For U.S.-sourced income, our U.S. federal income tax expense differs from the amounts computed by applying the federal statutory income tax rate to income before taxes due primarily to interest income on tax-advantaged state and municipal securities (state and municipal securities represented 18.1% and 16.8% of our available-for-sale securities at December 31, 2012 and 2011, respectively) and dividends received income. For the years ended

December 31, 2012 and 2011, our U.S. federal income tax provision was a benefit of 11.5% and an expense of 16.7%, respectively, of income before taxes, as the amount of tax-exempt investment income and the dividends received deduction in 2012 were high relative to the level of U.S. pre-tax income for the year.
Liquidity and Capital Resources
Sources and Uses of Funds
We are organized as a Bermuda holding company with our operations conducted by our wholly-owned subsidiaries. Accordingly, our holding company may receive cash through loans from banks, issuance of equity and debt securities, corporate service fees or dividends received from our insurance subsidiaries and/or other transactions. Our U.S. holding company may receive cash in a similar manner and also through payments from our subsidiaries pursuant to our U.S. consolidated tax allocation agreement.
The payment of dividends by our subsidiaries to us is limited by statute. In general, the laws and regulations applicable to our domestic insurance subsidiaries limit the aggregate amount of dividends or other distributions that they may declare or pay within any 12-month period without advance regulatory approval. Generally, the limitations are based on the greater of statutory net income for the preceding year or 10.0% of statutory surplus at the end of the preceding year. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula. See “Certain Regulatory Considerations — U.S. Insurance Regulation — State Regulation” for additional information. The maximum amount of dividends and return of capital available to us from JRG Re in 2014 without regulatory approval is $80.2 million. Additionally, the maximum amount of dividends available to the U.S. holding company from our U.S. insurance subsidiaries during 2014 without regulatory approval is $26.4 million.
At September 30, 2014, our Bermuda holding company had $6.0 million of cash and cash equivalent assets. At December 31, 2013, our Bermuda holding company had $514,000 of cash and invested assets. At September 30, 2014, our U.S. holding company had $59.2 million of cash and invested assets, comprised of cash and cash equivalents of  $6.9 million, fixed maturity securities of  $13.5 million, $6.0 million of equity securities, other invested assets of  $32.0 million, and short-term investments of  $820,000, which are not subject to regulatory restrictions. At December 31, 2013, our U.S. holding companies had $62.6 million of cash and invested assets, comprised of cash and cash equivalents of  $3.2 million, fixed maturity securities of $17.3 million, and $42.1 million of other invested assets which are not subject to regulatory restrictions. Payments of dividends from our U.S. holding company to the Company are currently subject to a 30% withholding tax.
Our net written premiums to surplus ratio (defined as net written premiums to regulatory capital and surplus) is reviewed by management as well as our rating agency as a component of leverage and efficiency of deployed capital. For the nine months ended September 30, 2014, our annualized net written premiums to surplus ratio was 0.9x. For the nine months ended September 30, 2013, this ratio was 0.6x. For the years ended December 31, 2013 and 2012, our net written premiums to surplus ratio was 0.6x.
In May 2004, we issued $15.0 million of senior debt due April 29, 2034, with net proceeds to us of $14.5 million. The senior debt is not redeemable by the holder or subject to sinking fund requirements. Interest accrues quarterly and is payable in arrears at a floating rate per annum equal to the 3-month LIBOR plus 3.85%. This senior debt is redeemable at par prior to its stated maturity at our option in whole or in part. The terms of this senior debt contain certain covenants, with which we are in compliance and which, among other things, restrict our ability to assume senior indebtedness secured by our U.S. holding company’s common stock or its subsidiaries’ capital stock or to issue shares of its subsidiaries’ capital stock.
On June 5, 2013, we closed on a three-year $125.0 million senior revolving credit facility which matures on June 5, 2016. The Company and JRG Re are the borrowers on the senior revolving credit facility. The senior revolving credit facility is comprised of two parts:
•
A $62.5 million secured revolving facility used by JRG Re to issue letters of credit for the benefit of third-party reinsureds. This portion of our credit facility is secured by our investment securities. At September 30, 2014, JRG Re had issued $36.5 million of letters of credit under the facility.

•
A $62.5 million unsecured revolving facility to meet the working capital needs of the Company. All unpaid principal on the revolver is due at maturity. Interest accrues quarterly and is payable in arrears at 3-month LIBOR plus a margin of 2.25%, which is subject to change depending upon our total outstanding debt to capitalization. This facility replaced the $20.0 million outstanding under our previous facility and the $22.2 million of promissory notes which were issued in conjunction with the repurchase of our shares in April 2013. At September 30, 2014, we had drawn $63.3 million on the unsecured revolver.

On September 24, 2014, we closed on an amendment to the senior revolving credit facility which, among other things, included an increase in the size of the unsecured revolving facility from $62.5 million to $112.5 million and extended the maturity date from June 5, 2016 to September 24, 2019. The amendment also reduced the interest rate applicable to borrowings under the revolver such that the current LIBOR margin dropped from 2.25% to 2.00%.
The senior revolving credit facility contains certain financial and other covenants (including risk-based capital, minimum shareholders’ equity levels, maximum ratios of total debt outstanding to total capitalization and minimum fixed charge coverage ratios) with which the Company is in compliance at September 30, 2014.
In August 2014, we declared a dividend payable to our shareholders of record as of June 30, 2014, in the aggregate amount of  $70.0 million, which we financed with a $50.0 million dividend paid to the Company by JRG Re and approximately $20.0 million in additional borrowings under our senior revolving credit facility.
We sold trust preferred securities through five Delaware statutory trusts sponsored and wholly-owned by the Company or its subsidiaries. Each trust used the net proceeds from the sale of its trust preferred securities to purchase our floating-rate junior subordinated debt.
The following table summarizes the nature and terms of the junior subordinated debt and trust preferred securities outstanding at September 30, 2014 (including the Company’s repurchase of a portion of these Trust Preferred Securities described herein):
	James River Capital Trust I	James River Capital Trust II	James River Capital Trust III	James River Capital Trust IV	Franklin Holdings II (Bermuda) Capital Trust I
	($ in thousands)
Issue date	May 26, 2004	December 15, 2004	June 15, 2006	December 11, 2007	January 10, 2008
Principal amount of trust preferred securities	$7,000	$15,000	$20,000	$54,000	$30,000
Principal amount of junior subordinated debt	$7,217	$15,464	$20,619	$55,670	$30,928
Carrying amount of junior subordinated debt net of repurchases	$7,217	$15,464	$20,619	$44,827	$15,928
Maturity date of junior subordinated debt, unless accelerated earlier	May 15, 2034	December 15, 2034	June 15, 2036	December 15, 2037	March 15, 2038
Trust common stock	$217	$464	$619	$1,670	$928
Interest rate, per annum	Three-Month LIBOR plus 4.0%	Three-Month LIBOR plus 3.4%	Three-Month LIBOR plus 3.0%	7.51% until March 15, 2013; Three-Month LIBOR plus 3.1% thereafter	7.97% until June 15, 2013; Three-Month LIBOR plus 4.0% thereafter
All of the junior subordinated debt is redeemable at 100.0% of the unpaid principal amount at our option.
The junior subordinated debt contains certain covenants with which we are in compliance as of September 30, 2014. All of these securities are currently redeemable at par.

At September 30, 2014 and December 31, 2013, the ratio of total debt outstanding to total capitalization (defined as total debt plus total shareholders’ equity) was 21.3% and 18.8%, respectively. Having debt as part of our capital structure allows us to generate a higher return on equity and greater book value per share results than we could by using equity capital alone.
Ceded Reinsurance
Our insurance subsidiaries enter into reinsurance contracts to limit our exposure to potential losses arising from large risks and to provide additional capacity for growth. Our reinsurance is contracted under excess of loss and quota share reinsurance contracts. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company’s losses in excess of a specified amount. The premiums payable to the reinsurer are negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company’s losses. In quota share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class of business in exchange for a corresponding percentage of premiums. For the nine months ended September 30, 2014 and 2013, our net premium retention was 88.5% and 89.4%, respectively. For the years ended December 31, 2013, 2012 and 2011, our net retention was 88.2%, 71.6% and 88.2%, respectively.
The following is a summary of our ceded reinsurance in place as of July 1, 2014:
Line of Business	Company Retention
Casualty
Primary Specialty Casualty	Up to $1.0 million per occurrence, subject to a $1.0 million aggregate deductible
Excess Casualty	Up to $1.0 million per occurrence(1)
Excess Professional Liability	Up to $1.0 million per occurrence(2)
Workers’ Compensation	Up to $675,000 per occurrence, plus any amounts over $20.0 million per occurrence or above $10.0 million for any one life occurrence
Property	Up to $5.0 million per event(3)

(1)
For policies with an occurrence limit of  $1.0 million or higher, the excess casualty treaty is set such that our retention is $1.0 million. For policies where we also write an underlying primary casualty policy, the excess casualty is added to our retention on the primary casualty coverage, which results in a total retention of  $2.0 million on that risk.

(2)
Only for policies where we do not write the underlying primary professional liability policy.

(3)
The property catastrophe reinsurance treaty has a limit of  $40.0 million with one reinstatement.

On July 1, 2014, we purchased a clash and contingency reinsurance treaty to cover both the Excess and Surplus Lines and Specialty Admitted Insurance segments in the event of a claims incident involving more than one of our insureds. The treaty covers $6.0 million in excess of a $2.5 million retention for loss occurrences within the treaty term. This coverage has two reinstatements in the event we exhaust any of the coverage.
In our Excess and Surplus Lines segment, we write a small book of excess property insurance (but we do not write primary property insurance). We use catastrophe modeling software to analyze the risk of severe losses from hurricanes and earthquakes on our exposure. We utilize the model in our risk selection, and pricing, as well as to manage our overall portfolio PML accumulations. A PML is an estimate of the amount we would expect to pay in any one catastrophe event within a given annual probability of occurrence (i.e. a return period or loss exceedance probability). Based upon our modeling, a $45.0 million gross catastrophe loss approximates our 1,000 year PML. In the event of a $45.0 million gross property catastrophe loss to the Company, we estimate our pre-tax cost at approximately $7.0 million, including reinstatement premiums and net retentions. In addition to this retention, we would retain any losses in excess of our reinsurance coverage limits.

Additionally, our Specialty Admitted Insurance segment enters into reinsurance contracts to limit our exposure to potential losses arising from large risks, to protect against the aggregation of several risks in a common loss occurrence, to provide additional capacity for growth and to support new specialty admitted and program business initiatives. This segment purchases reinsurance for at least 50% of the exposed limits on specialty admitted property-casualty business. On a program-by-program basis, the Specialty Admitted Insurance segment:
•
retains the first $675,000 per occurrence in losses on workers’ compensation policies and are reinsured above that level to $20.0 million per occurrence, with a maximum reinsured recovery of $10.0 million for any one life;

•
purchases a property catastrophe reinsurance program to cover $4.0 million in excess of a $1.0 million retention for its incidental property exposure to approximate a 1,000 year PML; this coverage has one reinstatement in the event we exhaust any of the coverage; and

•
purchases proportional reinsurance and excess of loss reinsurance in our program and fronting business to limit our exposure to no more than $1.0 million per occurrence.

In our Casualty Reinsurance segment, we also have limited property catastrophe exposure. We believe that this exposure would not exceed $1.0 million on any one event.
Reinsurance contracts do not relieve us from our obligations to policyholders. The failure of a reinsurer to honor its obligations could result in losses to us, and therefore, we establish allowances for amounts considered uncollectible. At September 30, 2014 and 2013, there was no allowance for such uncollectible reinsurance recoverables. At December 31, 2013 and 2012, there was no allowance for such uncollectible reinsurance recoverables. The Company generally seeks to purchase reinsurance from reinsurers with A.M. Best financial strength ratings of  “A-” (Excellent) or better.
At September 30, 2014, we had reinsurance recoverables on unpaid losses of  $119.4 million and reinsurance recoverables on paid losses of  $2.5 million. At December 31, 2013, we had reinsurance recoverables on unpaid losses of  $119.5 million and reinsurance recoverables on paid losses of  $1.0 million. All material reinsurance recoverable amounts are from companies with A.M. Best ratings of  “A-” or better, or collateral has been posted by the reinsurer for our benefit.
The following table sets forth our most significant reinsurers by amount of reinsurance recoverables and the amount of reinsurance recoverables pertaining to each such reinsurer as well as its A.M. Best rating as of December 31, 2013:
Reinsurer	Reinsurance Recoverable as of December 31, 2013	A.M. Best Rating December 31, 2013
	(in thousands)
Berkley Insurance Company	$33,172	A+
Swiss Reinsurance America Corporation	23,150	A+
Cherokee Reinsurance SPC No. 6(1)	11,114	Unrated
QBE Reinsurance Corporation	7,382	A
Appalachian Reinsurance (Bermuda) Ltd.(1)	6,407	Unrated
Cherokee Reinsurance SPC No. 7(1)	6,305	Unrated
Aspen Insurance UK Ltd.	5,737	A
Lloyd’s Syndicate Number 4472	4,381	A
Munich Reinsurance America	3,610	A+
Safety National Casualty	3,104	A+
Top 10 Total	104,362
Other	15,105
Total	$119,467

(1)
These reinsurers are unrated, and thus we are collateralized by each reinsurer for the recoverable amounts.

Share Repurchase
On April 3, 2013, the Company repurchased 7,500,000 common shares for a total purchase price of $110.8 million.
Cash Flows
Our sources of operating funds consist primarily of premiums written, investment income, reinsurance recoveries and proceeds from offerings of debt and equity securities and from sales and redemptions of investments. We use the operating cash flows primarily to pay operating expenses, losses and loss adjustment expenses, and income taxes. Cash flow from operations may differ substantially from net income. The potential for a large claim under an insurance or reinsurance contract means that substantial and unpredictable payments may need to be made within relatively short periods of time.
	Nine Months Ended September 30,
	2014	2013
	(in thousands)
Cash and cash equivalents provided by (used in):
Operating activities	$88,221	$92,597
Investing activities	(109,577)	67,324
Financing activities	(45,615)	(89,370)
Change in cash and cash equivalents	$(66,971)	$70,551

Cash used in investing activities in 2014 reflects our efforts to enhance the yield in our investment portfolio by investing available cash and cash equivalents into higher yielding fixed maturity securities and bank loan participations. Net cash used in financing activities in 2014 is a result of the $70.0 million dividend declared on August 27, 2014 (of which $65.0 million had been paid as of September 30, 2014). A portion of this dividend was funded by additional borrowings on our unsecured revolving credit facility of $20.0 million.
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Cash and cash equivalents provided by (used in):
Operating activities	$105,638	$49,392	$74,909
Investing activities	46,755	(101,497)	30,204
Financing activities	(89,583)	(1,977)	(565)
Change in cash and cash equivalents	$62,810	$(54,082)	$104,548

The increase in cash provided by operating activities for 2013 over 2012 reflects a $55.6 million increase in underwriting profits compared to the prior year.
Cash provided by investing activities increased in 2013 as investments were sold to generate cash for the Company’s repurchase of its common shares. The financing activities in 2013 include the $110.8 million to repurchase the Company’s common shares. Also, the Company drew $43.0 million on its new senior revolving credit facility to repay the $20.0 million balance outstanding on its previous credit facility and to repay the $22.2 million of promissory notes issued in conjunction with the repurchase of our shares in April 2013.
The decline in cash provided by operating activities for 2012 compared to 2011 reflects an increase in underwriting losses from $11.8 million in 2011 to $26.8 million in 2012 and an 18.6% decline in net written premiums.
The change in cash and cash equivalents from investing activities reflects the direction of the Investment Committee of the Board of Directors that the Company reduce its cash and cash equivalent balances during the year ended December 31, 2012 whereas during 2011, their direction was to accumulate cash and cash equivalents. Cash and cash equivalents comprised 7.8% of total cash and invested assets at December 31, 2012 compared to 12.9% at December 31, 2011.

Ratings
The A.M. Best financial strength rating for our group’s regulated insurance subsidiaries is “A-” (Excellent), with a “positive outlook.” This rating reflects A.M. Best’s opinion of our insurance subsidiaries’ financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors. A.M. Best assigns ratings to both insurance and reinsurance companies, which generally range from “A++” (Superior) to “S” (Suspended). The rating for our operating companies of  “A-” (Excellent) is the fourth highest rating issued by A.M. Best and is assigned to insurers that have, in A.M. Best’s opinion, an excellent ability to meet their ongoing obligations to policyholders.
The financial strength ratings assigned by A.M. Best have an impact on the ability of our regulated subsidiaries to attract and retain agents and brokers and on the risk profiles of the submissions for insurance that our subsidiaries receive. The “A-” (Excellent), with a “positive outlook” ratings assigned to our insurance and reinsurance subsidiaries are consistent with our business plans and we believe allow our subsidiaries to actively pursue relationships with the agents and brokers identified in their marketing plans.
Equity Awards
For the nine months ended September 30, 2014 and 2013, the Company recognized $312,000 and $518,000, respectively, of share-based compensation expense, respectively. The unrecognized share based compensation expense to be recognized over the remaining weighted-average service period of 2.0 years at September 30, 2014 is $707,000. There were no option exercises during the nine months ended September 30, 2014 or 2013. The Company granted 25,000 non-qualified share options during the nine months ended September 30, 2013 at a weighted-average exercise price of  $15.65. The Company did not grant any share options during the nine months ended September 30, 2014.
For the years ended December 31, 2013, 2012 and 2011, the Company recognized $647,000, $1.0 million and $2.0 million, respectively, of share-based compensation expense. The amount of unrecognized share-based compensation expense to be recognized over the remaining weighted-average service period of 2.7 years at December 31, 2013 is $1.0 million. There were no option exercises during the years ended December 31, 2013 or December 31, 2011. During 2012, fully vested options of Franklin Holdings II were exercised for which the Company issued 312,000 common shares. No other such subsidiary options remain outstanding. The Company granted 50,000 non-qualified share options during the year ended December 31, 2013 at exercise prices ranging from $15.65 to $18.01 per option. The Company granted 595,000 non-qualified share options during the year ended December 31, 2012 at exercise prices ranging from $13.99 to $15.65 per option. The Company granted 300,000 non-qualified share options during the year ended December 31, 2011 at an exercise price of  $14.96 per option. The options have a seven-year life and vest ratably over four years. In addition, 171,250, 637,500 and 670,000 fully vested options with exercise prices of  $15.65 lapsed or were forfeited during 2013, 2012 and 2011, respectively.
Contractual Obligations and Commitments
The following table illustrates our contractual obligations and commercial commitments by due date as of December 31, 2013:
	Payments Due by Period
	Total	Less than 1 year	1 − 3 years	3 − 5 years	More than 5 years
	(in thousands)
Reserve for losses and loss adjustment expenses	$646,452	$181,890	$185,446	$70,903	$208,213
Long-term debt:
Senior notes	58,000	—	43,000	—	15,000
Junior subordinated debt	104,055	—	—	—	104,055
Operating lease obligations	6,577	1,369	2,536	2,012	660
Interest on debt obligations	101,934	5,503	10,314	8,753	77,364
Financing obligations	28,467	726	1,497	1,160	—
Total	$945,485	$189,488	$242,793	$82,828	$405,292

The reserve for losses and loss adjustment expenses represent management’s estimate of the ultimate cost of settling losses. As more fully discussed in “— Critical Accounting Policies — Reserves for Losses and Loss Adjustment Expenses” above, the estimation of losses is based on various complex and subjective judgments. Actual losses paid may differ, perhaps significantly, from the reserve estimates reflected in our consolidated financial statements. Similarly, the timing of payment of our estimated losses is not fixed and there may be significant changes in actual payment activity. The assumptions used in estimating the likely payments due by period are based on our historical claims payment experience and industry payment patterns, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid in any such period can be significantly different from the amounts disclosed above.
Financing obligations represent obligations for a build-to-suit lease which expires in 2018. At the termination of the lease, no payment will be required for the Company to settle the obligation. Instead, the Company will surrender the building that is the subject of the lease at lease termination.
The amounts in the above table represent our gross estimates of known liabilities as of December 31, 2013 and do not include any allowance for claims for future events within the time period specified. Accordingly, it is highly likely that the total amounts paid out in the time periods shown will be greater than those indicated in the table.
Interest on debt obligations less than one year was determined using actual debt payments through June 30, 2014 and calculated interest amounts using contractual interest rates for the remainder of the year. Interest on debt obligations beyond one year were calculated using the LIBOR rate as of September 15, 2014 with the assumption that interest rates would remain flat over the remainder of the period that the debt was outstanding.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
Reconciliation of Non-GAAP Measures
Reconciliation of Underwriting Profit (Loss)
We believe that the disclosure of underwriting profit (loss) by individual segment and of the Company as a whole is useful to investors, analysts, rating agencies and other users of our financial information in evaluating our performance because our objective is to consistently earn underwriting profits. We evaluate the performance of our segments and allocate resources based primarily on underwriting profit (loss). Our definition of underwriting profit (loss) may not be comparable to that of other companies.

The following table reconciles the underwriting profit (loss) by individual segment and of the Company as a whole to consolidated income before U.S. federal income taxes for the nine months ended September 30, 2014 and 2013.
	Nine Months Ended September 30,
	2014	2013
	(in thousands)
Underwriting profit (loss) of the operating segments:
Excess and Surplus Lines	$21,366	$26,699
Specialty Admitted Insurance	(878)	(2,718)
Casualty Reinsurance	424	(1,668)
Total underwriting profit of the operating segments	20,912	22,313
Other operating expenses of the Corporate and Other segment	(5,762)	(6,646)
Underwriting profit (loss)	15,150	15,667
Net investment income	33,189	34,701
Net realized investment (losses) gains	(1,678)	12,992
Other income	740	153
Interest expense	(4,661)	(5,200)
Amortization of intangible assets	(447)	(1,918)
Other expenses	(2,848)	(605)
Income before taxes	$39,445	$55,790

The following table reconciles the underwriting profit (loss) by individual segment and of the Company as a whole to consolidated income before U.S. federal income taxes for the years ended December 31, 2013, 2012 and 2011.
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Underwriting profit (loss) of the operating segments:
Excess and Surplus Lines	$43,523	$16,979	$20,269
Specialty Admitted Insurance	(3,868)	(17,318)	(9,095)
Casualty Reinsurance	(2,560)	(19,149)	(14,674)
Total underwriting profit (loss) of the operating segments	37,095	(19,488)	(3,500)
Other operating expenses of the Corporate and Other segment	(8,307)	(7,324)	(8,252)
Underwriting profit (loss)	28,788	(26,812)	(11,752)
Net investment income	45,373	44,297	48,367
Net realized investment gains	12,619	8,915	20,899
Other income	222	130	226
Other expenses	(677)	(3,350)	(592)
Interest expense	(6,777)	(8,266)	(8,132)
Amortization of intangible assets	(2,470)	(2,848)	(2,848)
Impairment of intangible assets	—	(4,299)	—
Income before taxes	$77,078	$7,767	$46,168

Reconciliation of Net Operating Income
We define net operating income as net income excluding net realized investment gains and losses, expenses related to due diligence costs for various merger and acquisition activities, severance costs associated with terminated employees, impairment charges on goodwill and intangible assets and gains on extinguishment of debt. We use net operating income as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Net operating income should not be viewed as a substitute for net income calculated in accordance with GAAP, and our definition of net operating income may not be comparable to that of other companies.
Our income before taxes and net income for the nine months ended September 30, 2014 and 2013, respectively, reconciles to our net operating income as follows:
	Nine Months Ended September 30,
	2014		2013
	Income Before Taxes	Net Income	Income Before Taxes	Net Income
	(in thousands)
Income as reported	$39,445	$35,819	$55,790	$49,307
Net realized investment losses (gains)	1,678	723	(12,992)	(9,577)
Other expenses	2,848	2,775	605	531
Interest expense on leased building the Company is deemed to own for accounting purposes	495	322	498	324
Net operating income	$44,466	$39,639	$43,901	$40,585

Our income before taxes and net income for the years ended December 31, 2013, 2012 and 2011 reconcile to our net operating income as follows:
	Year Ended December 31,
	2013		2012		2011
	Income Before Taxes	Net Income	Income Before Taxes	Net Income	Income Before Taxes	Net Income
	(in thousands)
Income as reported	$77,078	$67,337	$7,767	$8,664	$46,168	$38,473
Net realized investment gains	(12,619)	(9,427)	(8,915)	(6,131)	(20,899)	(17,078)
Other expenses	677	577	3,350	2,178	592	528
Interest expense on leased building the Company is deemed to own for accounting purposes	663	431	662	430	660	429
Impairment of intangible assets	—	—	4,299	2,794	—	—
Net operating income	$65,799	$58,918	$7,163	$7,935	$26,521	$22,352

Return on Tangible Equity
One of our key financial measures that we use to assess our longer term financial performance is our percentage growth in tangible equity per share and return on tangible equity. Since our formation in December of 2007 through September 30, 2014, we have increased our tangible equity per share at a compounded rate of 9.4% per year, after giving effect to dividends paid and share repurchases.
We define tangible equity as the sum of shareholders’ equity less goodwill and intangible assets (net of amortization). Our definition of tangible equity may not be comparable to that of other companies, and it should not be viewed as a substitute for shareholders’ equity calculated in accordance with GAAP. We use tangible equity internally to evaluate the strength of our balance sheet and to compare returns relative to this measure. The following table reconciles shareholders’ equity to tangible equity as of December 31, 2013, 2012 and 2011 and as of September 30, 2014 and 2013.
	As of December 31,			As of September 30,
	2013	2012	2011	2014	2013
	(in thousands)
Shareholders’ equity	$701,490	$784,040	$762,375	$674,707	$687,769
Less:
Goodwill	181,831	181,831	183,488	181,831	181,831
Intangible assets	40,722	43,192	50,339	40,275	41,274
Tangible equity	$478,937	$559,017	$528,548	$452,601	$464,664

Quantitative and Qualitative Disclosures About Market Risk
Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign currency exchange rates and commodity prices. Our consolidated balance sheets include assets and liabilities with estimated fair values that are subject to market risk. Our primary market risks have been equity price risk associated with investments in equity securities and interest rate risk associated with investments in fixed maturities. We do not have material exposure to foreign currency exchange rate risk or commodity risk.
Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. General concern exists about the number of municipalities experiencing financial difficulties in light of the adverse economic conditions experienced over the past several years. We manage the exposure to credit risk in our municipal bond portfolio by investing in high quality securities and by diversifying our holdings, which are typically either general obligation or revenue bonds related to essential products and services.
We monitor our investment portfolio to ensure that credit risk does not exceed prudent levels. The majority of our investment portfolio is invested in high credit quality, investment grade fixed maturity securities. We also invest in higher yielding fixed maturities, equity securities, bank loans and private investments. Our fixed maturity portfolio has an average rating by at least one nationally recognized rating organization of  “AA-,” with approximately 83% rated “A-” or better. At December 31, 2013, less than 8% of our fixed maturity portfolio was unrated or rated below investment grade. Our fixed maturity portfolio includes some securities issued with financial guaranty insurance. We purchase fixed maturities based on our assessment of the credit quality of the underlying assets without regard to insurance.
The estimated fair value of our total invested assets and cash and cash equivalents at December 31, 2013 was $1.2 billion, 75% of which was invested in fixed maturities, short-term investments and cash and cash equivalents, 5% was invested in equity securities, 16% was invested in bank loans and 3% was invested in private investments.
Interest Rate Risk
Our fixed maturity investments and borrowings are subject to interest rate risk. Increases and decreases in interest rates typically result in decreases and increases, respectively, in the fair value of these financial instruments.
The majority of our investable assets come from premiums paid by policyholders. These funds are invested predominantly in high quality corporate, government and municipal bonds with relatively short durations. The fixed maturity portfolio has an average duration of 3.7 years at December 31, 2013 and an average rating by at least one nationally recognized rating organization of  “AA-”. See Note 2 to the Notes to the Audited Consolidated Financial Statements for disclosure of contractual maturity dates of our fixed maturity portfolio. The changes in the estimated fair value of the fixed maturity portfolio classified as available-for-sale are presented as a component of shareholders’ equity in accumulated other comprehensive income, net of taxes.

We work to manage the impact of interest rate fluctuations on our fixed maturity portfolio. The effective duration of the fixed maturity portfolio is managed with consideration given to the estimated duration of our liabilities. We have investment guidelines that set targets for average duration and maturity of the fixed maturity portfolio.
Our fixed maturity investment manager employs a model to estimate the effect of interest rate risk on the fair values of our fixed maturity securities and our bank loan participations. Our bank loan participations are primarily floating-rate debt, so their fair values are less sensitive to changes in interest rates than our fixed maturity securities. The model estimates the impact of interest rate changes on a wide range of factors, including duration and prepayment. Fair values of borrowings are estimated based on the net present value of cash flows, using a representative set of possible future interest rate scenarios. The model requires that numerous assumptions be made about the future. To the extent that any of the assumptions are invalid, incorrect estimates could result. The usefulness of a single point-in-time model is limited, as it is unable to accurately incorporate the full complexity of market interactions.
The following table summarizes our interest rate risk and shows the effect of hypothetical changes in interest rates as of December 31, 2013. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.
	As of December 31, 2013
	Estimated Fair Value	Hypothetical Change in Interest Rates (bp=basis points)	Estimated Fair Value after Hypothetical Change in Interest Rates	Estimated Hypothetical Percentage Increase (Decrease) in Fair Value
	($ in thousands)
Fixed Maturity Securities
Total fixed maturity investments	$680,424	200 bp decrease	$730,707	7.4%
		100 bp decrease	706,484	3.8%
		100 bp increase	654,976	(3.7)%
		200 bp increase	630,685	(7.3)%
Bank Loan Participations
Bank Loan Participations	$200,626	200 bp decrease	$201,597	0.5%
		100 bp decrease	201,110	0.2%
		100 bp increase	200,147	(0.2)%
		200 bp increase	199,671	(0.5)%
Liabilities
Borrowings	$132,223	200 bp decrease	$125,954	(4.7)%
		100 bp decrease	129,313	(2.2)%
		100 bp increase	134,752	1.9%
		200 bp increase	136,961	3.6%
Equity Price Risk
A portion of our portfolio is invested in equity securities, which have historically produced higher long-term returns relative to fixed maturities. We own preferred stocks, generally in the financial services industry, and common stocks. The changes in the estimated fair value of the equity securities portfolio are presented as a component of shareholders’ equity in accumulated other comprehensive income, net of taxes. See Note 2 to the Notes to the Audited Consolidated Financial Statements for disclosure of gross unrealized gains and losses by investment category.
At December 31, 2013, our equity securities portfolio was concentrated in terms of the number of issuers and industries. Such concentrations can lead to higher levels of price volatility.

The following table summarizes our equity price risk and shows the effect of a hypothetical 35% increase or decrease in the fair value of our equity securities portfolio as of December 31, 2013. We believe that this range represents a reasonably likely scenario, as the largest annual increases and decreases in the S&P 500 Index in the past twenty-five years were 34.1% (1995) and (38.5%) (2008), respectively. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.
	As of December 31, 2013
	Estimated Fair Value	Hypothetical Price Change	Estimated Fair Value after Hypothetical Change in Prices
	($ in thousands)
Equity securities	$66,807	35% increase	$90,189
		35% decrease	43,425
Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which creates a new comprehensive revenue recognition standard that will serve as a single source of revenue guidance for all companies in all industries. The guidance applies to all companies that either enter into contracts with customers to transfer goods or services or enter into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards, such as insurance contracts. Under this guidance, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under the current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU No. 2014-09 becomes effective for the Company during the first quarter of 2017 and must be applied retrospectively. The Company is currently evaluating ASU No. 2014-09 to determine the potential impact that adopting this standard will have on its consolidated financial statements.

INSURANCE AND REINSURANCE INDUSTRY OVERVIEW
Property and casualty (“P&C”) insurance companies provide insurance coverage under a policy in exchange for premiums paid by the customer. An insurance policy is a contract between the insurance company and the insured under which the insurance company agrees to pay for losses suffered by the insured, or a third-party claimant, that are covered under the contract.
The type of coverage and source of premiums are often classified based on how long an insurance company may have exposure to the risks covered by the policy. Property insurance or reinsurance, which covers the insured or reinsured for losses to the insured’s property, is generally considered short-term or “short tail” risk, and casualty insurance or reinsurance, which covers the insured or reinsured against claims by third parties, is generally considered medium to long tail. For the year ended December 31, 2013, over 95% of our gross written premiums were generated from casualty lines of business, while the remainder were generated from property lines.
Casualty insurance policies are also classified primarily as either “claims-made and reported” or “occurrence” policies. Claims-made and reported policies cover liabilities only when the event giving rise to the claim occurs during the policy period and a claim is reported during the policy period (or an extended “reporting period,” if applicable). Occurrence policies cover liabilities if an event occurs during the term of policy, irrespective of when a claim was made. Workers’ compensation is a statutory system under which an employer is required to pay for its employees’ medical, disability, vocational rehabilitation and death benefit costs for work-related injuries or illnesses. Most employers satisfy this requirement by purchasing workers’ compensation insurance. Workers’ compensation policies are occurrence policies. The principal concept underlying workers’ compensation laws is that employees injured in the course and scope of their employment have only the legal remedies available under workers’ compensation laws and do not have any other recourse against their employer. An employer’s obligation to pay workers’ compensation does not depend on any negligence or wrongdoing on the part of the employer and exists even for injuries that result from the negligence or fault of another person, a co-employee, or, in most instances, the injured employee.
U.S. Property and Casualty Insurance Industry
According to A.M. Best, the U.S. P&C insurance industry, the largest P&C market in the world, generated approximately $550 billion in direct premiums written in 2013, the latest year for which A.M. Best has provided industry data. The P&C insurance industry is closely correlated to gross domestic product (“GDP”), with P&C insurance direct premiums written in the United States averaging approximately 3.4% of GDP annually since 1996. In 2013, the U.S. direct insurance industry premiums were split 48.2% and 51.8% between commercial lines and personal lines, respectively.
U.S. Excess and Surplus Lines Business
The U.S. P&C insurance industry is further subdivided between standard lines (also referred to as the admitted market) and non-standard lines (also referred to as the non-admitted market or excess and surplus lines market). In 2013, 70.0% of our group-wide gross written premiums (both insurance and reinsurance) were from E&S lines.
The standard lines market represented 93.1% of 2013 direct premiums written in the total U.S. P&C market and 86.3% of the US commercial lines P&C market according to A.M. Best. Standard lines insurance rates and forms are highly regulated by state insurance departments, resulting in relatively standardized products and coverages among industry participants. While there are various reasons for insureds to choose among standard lines insurers, the decision is often based on price, given the relative uniformity of standard line products in the market. Standard lines consist of both commercial and personal lines.

The E&S market functions as a supplemental market that covers hard to place, higher risk and unique classes of business that do not fit standard lines insurers’ underwriting guidelines. The majority of the E&S business is commercial lines, although some personal lines coverage is also written. According to A.M. Best, the E&S market represented approximately 6.9% of 2013 direct premiums written in the U.S. P&C insurance market and 13.7% of the commercial lines P&C market. The risks placed in the E&S market can be classified generally as one of the following:
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Unique risks: specialized or unusual risk that the standard market is unwilling or unprepared to insure;

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New or emerging risks: requiring special underwriting expertise and flexibility;

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High hazard or capacity risks: requiring high insurance limits that may exceed the capacity of the standard market or may need specialized loss control or claims handling; or

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Distressed risks: characterized by unfavorable attributes, such as high frequency losses that have made the risks unacceptable to the standard market.

Unlike standard lines insurers, E&S insurers are not subject to the rate and form regulations of state insurance regulators. Therefore, E&S insurers have more flexibility to use policy forms and rates that they believe are appropriate for the risks they underwrite and accept. This freedom of rate and form allows the unique qualities of the underlying risk to be fully evaluated and underwritten and provides the E&S insurer with greater flexibility to customize pricing and terms and conditions to meet the needs of the insured. Competition in the E&S market tends to focus less on price than in the standard lines insurance market and more on other value-based considerations such as availability, terms of coverage, customer service and underwriting expertise.
Over the past twenty years, the E&S market has expanded, increasing its direct premiums written from $8.5 billion in 1993 to $37.7 billion in 2013, according to A.M. Best. Even though the majority of the commercial lines business is still written on an admitted basis, E&S insurers have increased market share, accounting for approximately 13.7% of all U.S. commercial lines direct premiums written in 2013, up from 6.1% in 1993. The growth in the E&S market has followed the increased complexity of business risks, arising in part from (1) increased globalization and acceleration of technology, which has introduced new categories of risk at an increasing rate and (2) a generally increased level of litigation and regulation which has the potential to increase liability costs for businesses.

In 2013, the total E&S direct premiums written was $37.7 billion which represented an increase of 8.4% from 2012 as compared to a 4.3% increase for the broader U.S. P&C insurance market. From 1993 to 2013, E&S direct premiums written have grown at a CAGR of 7.7% compared with the U.S. P&C insurance market which has grown at a CAGR of 3.9%. The higher growth rate reflects a combination of higher rate increases demanded by many E&S insurers as well as an increased number of risks moving from the standard lines market into the non-admitted market as standard lines insurers began to tighten underwriting criteria. Additionally, over the past 5, 10 and 15 year periods, the E&S market has delivered an average combined ratio that was 2.1%, 6.8% and 7.6% better, respectively, than the broader U.S. P&C insurance industry.
The 25 leading E&S companies accounted for approximately 74.4% of total E&S direct premiums written in 2013. With almost $7.1 billion in direct premiums written, the Lloyd’s of London (“Lloyd’s”) market accounted for approximately 18.8% of the U.S. E&S business. Our total E&S gross written premiums in 2013 in our Excess and Surplus Lines segment totaled $192.4 million in 2013, which we believe places us in the Top 40 of leading E&S companies.
Retail insurance brokers deal directly with insureds and offer admitted companies the first opportunity to underwrite risks. Risks not accepted in the admitted market are generally submitted to the E&S market. Over 70% of E&S business is placed through wholesale broker agents who act as intermediaries between the retail insurance agents and the E&S insurance carriers. Most retail insurance agents do not have the volume of non-standard business to permit them to develop expertise in the E&S market, or relationships with a cross section of E&S insurers. Most E&S insurance companies rely exclusively on wholesale brokers.
P&C Insurance Cycle
The broader P&C insurance market (including the specialty admitted and reinsurance markets) has long been subject to market cycles. “Soft” markets occur when the supply of insurance capital in a given market or territory is greater than the amount of insurance capital demanded by all potential insureds in that market. When this occurs, insurance prices tend to decline and policy terms and conditions become more favorable to the insured.
Conversely there are periods when there is not enough insurance capital capacity in the market to meet the needs of potential insureds, leading to a “hard” market where insurance prices generally rise and policy terms and conditions become more favorable to the insurer. The E&S insurance industry cycles generally track the overall insurance market cycle; however, there are some variations. For example, during hard markets, where insurance capacity becomes restricted, or in response to a major industry event or loss, a significant amount of premiums flow from the admitted market to the E&S market. In these circumstances, admitted market carriers tend to become more conservative and restrictive and write only the business they feel most comfortable underwriting and tend to avoid exposures and risks that are more complex.
From 2006 to 2010, P&C insurance market experienced a soft market cycle with commercial lines rates generally decreasing and overall property and casualty direct premiums written actually declining in certain years. Standard market carriers were competing more on risks that had traditionally been placed in the surplus lines market, leading to the sustained competitiveness in the marketplace and profit margin pressure for surplus lines carriers. A number of risks moved from the surplus market to the standard market. From 2006 to 2010, premiums in the overall P&C market declined 4.5% while premiums in E&S market declined 18.0%.
During this soft underwriting cycle, we remained selective and disciplined to underwrite risks that met our internal return thresholds. Consequently, we chose not to renew unprofitable lines and our direct premiums written in the Excess and Surplus Lines segment declined from $249.1 million for the year ended December 31, 2006 to $116.1 million for the year ended December 31, 2010. We also reduced our writings in our Specialty Admitted Insurance segment with direct premiums written declining from $44.7 million for the year ended December 31, 2006 to $33.7 million for the year ended December 31, 2010.
During this soft market cycle, the financial crisis of 2007 – 2008 led to an economic recession which caused significant liquidity and solvency constraints for many financial institutions, including P&C insurers. This prompted risk managers to move businesses away from challenged P&C insurers and this provided an opportunity for other E&S carriers to gain market share.
Despite softening market conditions, as described above, some of our peers sought to take advantage of this dislocation to acquire market share from the challenged insurers, increase their top-line growth and rapidly expand into new products and markets. By contrast, during this period, we maintained our underwriting discipline and selectively wrote business that met our underwriting return criteria.

By 2011, the combined effect of the low interest environment caused by monetary easing policy by the Federal Reserve and prevailing soft market conditions increased the pressure on the insurance industry to raise rates to achieve adequate returns. This coincided with a gradual improvement in the overall economy which created insurable exposure in the small and mid-sized account space that required surplus lines capacity. Our discipline during the soft underwriting cycle positioned us favorably to capitalize on an improving rate environment and increased demand for surplus lines.
Our peers in the E&S and specialty admitted markets (including program business) that had aggressively written risks during the soft cycle saw their books maturing unfavorably, and many were forced to exit the market or reduce their writings. With increasing demand and modest decline in supply in the small and mid-sized account markets, we have been able to expand our business and write business that we believe meets our underwriting return criteria.
Trends in the first half of 2014 suggest continued moderate price increases in direct commercial lines. Within commercial lines, direct casualty lines rates continue to increase while property rates have declined. According to The Council of Insurance Agents and Brokers, the small account risk market continues to experience positive rate increases, though at a slower pace than in previous years.
Workers’ Compensation Business
Workers’ compensation in the United States is a mandated, state-legislated, no-fault insurance program requiring employers to fund medical expenses, lost wages and other costs resulting from work-related injuries and illness. According to the 2014 National Council on Compensation Insurance (“NCCI”) State of the Line Report, the total net written premiums by state funds and private carriers of workers’ compensation insurance in the United States were $41.9 billion for the year ended December 31, 2013, having grown at a 7.4% CAGR since 2010. Written premium levels are driven by payroll and pricing. The collapse of the housing market and severe downturn in the construction and related businesses following the economic crisis of 2007 and 2008 had driven our premiums down in our workers’ compensation business in our Specialty Admitted Insurance segment which depended heavily on residential contractor payrolls.
The premium growth in workers’ compensation has been driven by the recovery of employment levels to generally at or near pre-recession levels. As employment and payroll levels continue to increase, we believe workers’ compensation insurance premiums should see corresponding growth. This line of business also experiences cyclicality with respect to underwriting profitability, with combined ratios peaking at 115% in 2010. This is due, in part, to the increasing severity of workers’ compensation claims, in terms of medical costs and indemnity costs per claim.
The 2014 NCCI State of the Line Report indicates that medical costs per claim increased by approximately 6.6% on average per year from 1995 through 2013. To improve profitability, carriers increased rates in recent years. According to Moody’s Investor Service’s US Workers Compensation: Sector Profile, rates in 2013 increased 8% and are expected to rise 5.5% in 2014. Today, the combination of rising employment and increasing rates has attracted new entrants into the market, and caused industry participants who had decreased their activity levels during the recession to re-enter the market as macro-economic conditions and profit outlook improve.
Reinsurance Business
P&C reinsurance is a contract between a P&C insurance company and a reinsurance company. Reinsurance companies provide coverage to insurance companies for part or all of a risk or group of risks in exchange for which the insurance company pays premiums to the reinsurance company. The reinsurance company in turn agrees to pay for certain losses suffered by the insurance company as a result of claims paid by the P&C company on policies covered under the reinsurance contract. P&C insurance companies cede portions of the risks they underwrite to reinsurers for a variety of reasons, including in order to reduce the effect of individual or aggregate exposure to losses, protect financial ratings, protect capital resources, reduce volatility in specific lines, improve risk-adjusted portfolio returns, and increase gross premium writings and risk capacity without requiring additional capital.

P&C reinsurance is offered on either a proportional or non-proportional basis through treaties or facultative reinsurance. In proportional (or quota share) treaty reinsurance, the reinsurer assumes a proportional share of the original premiums and losses incurred by the P&C insurance company (“ceding company” or “cedent”). The reinsurer pays the ceding company a commission, which is generally based on the ceding company’s cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expenses) and may also include a profit margin.
In a non-proportional (or excess of loss) treaty reinsurance agreement, the reinsurer indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a retention or attachment point. Non-proportional business is written in layers and a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a “program” and is typically placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the upper limit of the program reverts to the ceding company.
In a facultative reinsurance agreement, the reinsurer assumes individual risks. The reinsurer separately rates and underwrites each risk rather than assuming all or a portion of a class of risks as in the case of treaty reinsurance.
For the year ended December 31, 2013, 42% of our gross written premiums were reinsurance premiums, and all of these premiums were treaty reinsurance. Of these premiums, 92% were proportional and 8% were non-proportional.
Reinsurance is a cyclical business. The cyclicality of the reinsurance market has tended to be more pronounced than in the direct insurance market. Currently, the reinsurance market is in a “soft market” and is experiencing declining rates. Reinsurance rates are under pressure due to availability of increased levels of alternative capital and significant profits generated from the past few years as a result of a low number of catastrophe events. In addition, reinsurers are actively pursuing casualty business and have offered reinsurance at more attractive rates, which has benefited direct insurers. While this market activity will potentially be detrimental to our reinsurance operations, we believe that it will be more beneficial to our Excess and Surplus Lines and Specialty Admitted Insurance segments, which are significant purchasers of reinsurance. As a result, in aggregate we expect to be a net beneficiary of the softening reinsurance markets in the near term.
On a selected basis, our reinsurance segment purchases reinsurance (called “retrocessional reinsurance,” which is generally purchased from other reinsurance companies called “retrocessionaires”) to reduce its exposure on certain reinsurance risks assumed and to mitigate the effect of any single major event or the performance of an underlying individual reinsurance contract. These agreements provide for the recovery of a portion of losses and loss expenses from retrocessionaires. The Company remains liable to its cedents to the extent that the retrocessionaires do not meet their obligations under retrocessional agreements, and therefore retrocessions are subject to credit risk in all cases and to aggregate loss limits in certain cases. The Company holds collateral, including escrow funds, trusts, securities and letters of credit under all retrocessional agreements that are in place. Provisions are made for amounts considered potentially uncollectible and reinsurance losses recoverable from retrocessionaires are reported after allowances for uncollectible amounts.
Reinsurance is generally placed by reinsurance brokers or intermediaries who act as agents of the ceding companies and then market such reinsurance business directly to P&C reinsurance companies. In some instances, reinsurance companies assume reinsurance directly from P&C insurance companies without a reinsurance broker in the transaction. All of the assumed reinsurance that JRG Re writes has a reinsurance broker in the transaction who is an agent of the reinsured.

BUSINESS
Our Company
James River Group Holdings, Ltd. is a Bermuda-based insurance holding company. We own and operate a group of specialty insurance and reinsurance companies founded by members of our management team. For the year ended December 31, 2013, 70% of our group-wide gross written premiums originated from the U.S. excess and surplus lines market. Substantially all of our business is casualty insurance and reinsurance, and for the year ended December  31, 2013, we derived over 95% of our group-wide gross written premiums from casualty insurance and reinsurance. Our objective is to generate compelling returns on tangible equity, while limiting underwriting and investment volatility. We seek to accomplish this by earning profits from insurance and reinsurance underwriting on a consistent basis while managing our capital opportunistically to grow tangible equity per share for our shareholders. Our group includes three specialty property-casualty insurance and reinsurance segments: Excess and Surplus Lines, Specialty Admitted Insurance and Casualty Reinsurance. In all of our segments, we tend to focus on accounts associated with small or medium-sized businesses.
For the year ended December 31, 2013, we wrote $368.5 million in gross written premiums, earned net income of  $67.3 million and had a combined ratio of 91.2%. For the nine months ended September 30, 2014, our combined ratio was 94.7%. Our combined ratio from January 1, 2008 to September 30, 2014 was 98.8%. A combined ratio that is less than 100% indicates profitable underwriting. Earning an underwriting profit means the premiums earned in the period are greater than the sum of all losses, loss-adjustment expenses and other costs associated with operations in that same period. Making consistent underwriting profits is important to us because if we earn positive results from underwriting, we can then count all of our investment income as profits. If we have underwriting losses, we must use investment income or capital to cover those losses. This is why we believe underwriting results are an important criterion for evaluating our performance. According to a report issued in September 2014 by A.M. Best Company, the U.S. E&S lines market (from which we earn 70% of our gross written premiums) has had meaningfully better underwriting results than the broader U.S. property-casualty industry over the five and ten year periods ending in 2013.
We also measure financial performance by our percentage growth in tangible equity per share and return on tangible equity. Since our formation in December of 2007 through September 30, 2014, we have increased tangible equity per share at a compounded rate of 9.4% per year, after giving effect to dividends paid and share repurchases. Tangible equity is defined as our shareholders’ equity less goodwill and intangible assets. Until recently, we held substantial amounts of undeployed capital as we had to fully capitalize our reinsurance company prior to its writing any business. We are now growing into our capital base, and in the twelve month period ended September 30, 2014, our after-tax operating return on tangible equity was 12.6%, after giving effect to dividends. In August 2014, we declared a $70.0 million dividend to our shareholders.
We write very little property or catastrophe insurance and no property catastrophe reinsurance. For the year ended December 31, 2013, property insurance and reinsurance represented less than 5% of our gross written premiums. When we do write property insurance, we buy reinsurance to significantly mitigate our risk. We have structured our reinsurance arrangements so that our estimated net pre-tax loss from a 1/1000 year probable maximum loss event is no more than $10.0 million on a group-wide basis.
When attractive opportunities arise, we seek to grow our business while maintaining a conservative balance sheet and having lower volatility in our underwriting results. For example, for the year ended December 31, 2013, our Excess and Surplus Lines segment’s gross written premiums increased by 21.3% over 2012 and rate per unit of exposure grew by 2.6% over 2012. The growth in premiums and increase in rates has continued in 2014, with premiums up 28.7% through the nine months ended September 30, 2014 compared to the corresponding period in 2013, while rates per unit of exposure have increased by 2.8% through the nine months ended September 30, 2014 over the corresponding period in 2013. Unit of exposure is a measure that is used to associate the premiums charged on a policy with a factor that relates directly to the exposures covered by the policy.
We report our business in four segments: Excess and Surplus Lines, Specialty Admitted Insurance, Casualty Reinsurance and Corporate and Other.

The Excess and Surplus Lines segment offers E&S commercial lines liability and property insurance in every U.S. state and the District of Columbia through James River Insurance and its wholly-owned subsidiary, James River Casualty. James River Insurance and James River Casualty are both non-admitted carriers. Non-admitted carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market companies, allowing them flexibility to change the coverage terms offered and the rate charged without the time constraints and financial costs associated with the filing process. In 2013, the average account in this segment generated annual gross written premiums of approximately $16,000. The Excess and Surplus Lines segment distributes primarily through wholesale insurance brokers. Members of our management team have participated in this market for over three decades and have long-standing relationships with the wholesale agents who place E&S lines accounts. The Excess and Surplus Lines segment produced 52.2% of our gross written premiums for the year ended December 31, 2013.
The Specialty Admitted Insurance segment focuses on niche classes within the standard insurance markets, such as workers’ compensation coverage for residential contractors, light manufacturing operations, transportation workers and healthcare workers in North Carolina, Virginia and South Carolina. This segment has admitted licenses in 47 states and the District of Columbia. While this segment has historically focused on workers’ compensation business, going forward, we anticipate growing our fronting business and our other commercial lines through our program business. We believe we can earn substantial fees in our program and fronting business by writing policies and then transferring all or a substantial portion of the underwriting risk position to other capital providers that pay us a fee for “fronting” or ceding the business to them. The Specialty Admitted Insurance segment distributes through a variety of sources, including independent retail agents, program administrators and MGAs. The Specialty Admitted Insurance segment produced 5.6% of our gross written premiums for the year ended December 31, 2013.
The Casualty Reinsurance segment consists of JRG Re, our Bermuda domiciled reinsurance subsidiary, which provides proportional and working layer casualty reinsurance to third parties and to our U.S.-based insurance subsidiaries. The Casualty Reinsurance segment’s underwriting results only include the results of reinsurance written with unaffiliated companies and does not include the premiums and losses ceded under our internal quota share arrangement described below, which are captured in our Excess and Surplus Lines and Specialty Admitted Insurance segments, respectively. Typically, we structure our reinsurance contracts (also known as treaties) as quota share arrangements, with loss mitigating features, such as commissions that adjust based on underwriting results. We frequently include risk mitigating features in our excess working layer treaties, which allows the ceding company to capture a greater percentage of the profits should the business prove more profitable than expected, or alternatively provides us with additional premiums should the business incur higher than expected losses. We believe these structures allow us to participate in the risk side-by-side with the ceding company and best align our interests with the interests of our cedents. Treaties with loss mitigation features including sliding scale ceding commissions represented 84% of the gross premiums written by our Casualty Reinsurance segment during the first nine months of 2014. We typically do not assume large individual risks in our Casualty Reinsurance segment, nor do we write property catastrophe reinsurance. Two of the three largest unaffiliated accounts written by JRG Re in 2013 and during the first nine months of 2014 were ceded from E&S carriers. The Casualty Reinsurance segment distributes through traditional reinsurance brokers. The Casualty Reinsurance segment produced 42.2% of our gross written premiums for the year ended December 31, 2013.
We have direct intercompany reinsurance agreements under which we cede 70% of the pooled net written premiums of our U.S. subsidiaries (after taking into account third-party reinsurance) to JRG Re. This business is ceded to JRG Re under a proportional, or quota-share, reinsurance treaty that provides for an arm’s length ceding commission. Notwithstanding the intercompany agreement, from an accounting perspective, the economic results (underwriting profits or losses) of this business are reflected in our Excess and Surplus Lines and Specialty Admitted Insurance reporting segments. At September 30, 2014, approximately 64% of our cash and invested assets were held by JRG Re, which benefits from a favorable operating environment, including an absence of corporate income or investment taxes. For the year ended December 31, 2013, our total effective tax rate was 12.6%. We also pay a 1% excise tax on premiums ceded to JRG Re.

The Corporate and Other segment consists of the management and treasury activities of our holding companies and interest expense associated with our debt.
In 2013, our underwriting subsidiaries wrote a total of  $368.5 million in gross written premiums, allocated by segment and underlying market as follows:
Gross Written Premiums by Segment	Gross Written Premiums by Underlying Market

The A.M. Best financial strength rating for our group’s regulated insurance subsidiaries is “A-” (Excellent), with a “positive outlook.” This rating reflects A.M. Best’s opinion of our insurance subsidiaries’ financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors.
The financial strength ratings assigned by A.M. Best have an impact on the ability of our regulated subsidiaries to attract and retain agents and brokers and on the risk profiles of the submissions for insurance that our subsidiaries receive. The “A-” (Excellent), with a “positive outlook” ratings assigned to our insurance and reinsurance subsidiaries are consistent with our business plans and we believe allow our subsidiaries to actively pursue relationships with the agents and brokers identified in their marketing plans.
Our History
In 2002, a group of experienced insurance executives with a history of starting and operating profitable specialty insurance operations created James River Group. James River Group was listed on the NASDAQ Stock Market (symbol: JRVR) in 2005 and consistently produced attractive underwriting results. James River Group had two insurance company subsidiaries, James River Insurance and Stonewood Insurance. Both of these subsidiaries as well as James River Group are now subsidiaries of ours.
In 2007, James River Group’s management team decided to enhance James River Group’s long-term profitability by combining the earnings power of James River Group with the efficiency of an affiliated Bermuda domiciled reinsurer. A group of investors led by the D. E. Shaw Affiliates, currently our largest affiliated investors, acquired James River Group, at which point it ceased trading as a public company. Simultaneously, the investors and management founded and capitalized JRG Re and we began the process of building our present company. The U.S. economy entered a severe recession immediately after we took our company private. The downturn posed a particular challenge to us because the effects of the recession were deeply felt in segments of the economy where we had a large customer base. We had to react quickly to significant changes in the risk profiles presented by our customers. While we adapted our business plan to reflect changes in the economy, we continued to believe that a Bermuda-based casualty-focused specialty insurance company would be well positioned to deliver compelling returns. James River Group Holdings, Ltd., with 70% of our group-wide gross written premiums originating from the U.S. E&S lines market, a casualty focus, and the advantages of a Bermuda domicile, is the company we set out to create.

The fact that the recession occurred almost immediately upon our acquisition of James River Group and the formation of JRG Re posed two primary challenges to us. First, the recession was deepest in the construction markets, where both our workers’ compensation business (Specialty Admitted Insurance segment) and Excess and Surplus Lines segment had large concentration of risks. In addition, we had significant undeployed capital, much of which was dedicated to our new reinsurance company. We sought to write reinsurance for unaffiliated third parties, but were aware that terms and conditions for reinsurance were deteriorating, along with the terms and conditions of the insurance business underlying reinsurance.
We responded to this confluence of challenges by shifting our business as follows:
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We reduced writings in our Excess and Surplus Lines segment. In 2007, we wrote $239.7 million in gross written premiums in this segment. Our gross writings decreased from $184.2 million in 2008 to $138.1 million in 2009 to $116.1 million in 2010. Despite shrinking our book, we maintained combined ratios of 87.6%, 91.7% and 88.9%, in 2008, 2009 and 2010, respectively for this segment. We began growing again in 2011 as rates improved and that growth has continued through the first nine months of 2014. In the nine months ended September 30, 2014, compared to the same period in the prior year, our gross written premiums grew 28.7% in our Excess and Surplus Lines segment.

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We reduced the size of our workers’ compensation book significantly. In 2008, we wrote $62.2 million in gross written premiums for our workers’ compensation business in the Specialty Admitted Insurance segment. In reaction to rate decreases and a challenging regulatory and claims environment, we reduced our workers’ compensation writings to $20.6 million in 2013. The combination of escalated claims activity and reserve strengthening resulted in a $17.3 million underwriting loss for this line of business for the year ended December 31, 2012, raising our combined ratio for the year ended December 31, 2012, by 4.8 percentage points. Subsequently, the segment has seen favorable reserve development of  $1.4 million in 2013 and another $3.3 million in the first nine months of 2014. Based on rate increases and an improved economic environment, beginning in 2013 and continuing in 2014, we have slowly begun to increase our workers’ compensation writings, though they remain well below their peak in 2008 and are unlikely to return to the same premium levels reported in 2008 for some time.

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In light of emerging losses from our workers’ compensation book in our Specialty Admitted Insurance segment, we immediately increased our best estimate of reserves to reflect the high level of losses that we were experiencing from our workers’ compensation book. We also lowered our net retention with respect to workers’ compensation underwriting to $675,000 from $5.0 million. The retention of  $5.0 million was set when we held a significant amount of undeployed capital and during a period in which we had not seen any loss in excess of  $1.1 million. Retention at such a significant level contributed to our large losses in 2011 and 2012. The reserves we established at the end of 2012 in the Specialty Admitted Insurance segment for workers’ compensation are now proving to be redundant, as evidenced by favorable development from January 1, 2013 to September 30, 2014 on accident years where reserves were previously strengthened due to better than expected run off of these liabilities.

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We introduced new management in our Specialty Admitted Insurance segment and developed a new business plan for that segment, which includes prudently growing in segments of the market where we believe we can leverage our underwriting expertise to earn fee income and retain less risk on policies written. This strategy is consistent with our focus on E&S lines, but permits us to participate prospectively in select, profitable admitted lines of business and potentially to grow a strong, fee income-generating fronting business. In addition to generating fee income, we expect that the combination of our refocused workers’ compensation business and our new program and fronting businesses will generate an underwriting profit in the Specialty Admitted Insurance segment.

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Our U.S.-based insurance companies entered into a quota share agreement with JRG Re to better utilize capital across the group. This intercompany reinsurance agreement has allowed us to transfer this business along with related cash and invested assets to Bermuda. As of September 30, 2014, approximately 64% of our cash and invested assets were in Bermuda. Separately, we hired a reinsurance management team who began to write third-party business. As a new reinsurer in a “soft” reinsurance market, we were not initially always able to access the reinsurance accounts we would have preferred. We were actively pursuing the creation of an independent reinsurer and felt the need to write reinsurance for unaffiliated third-parties from inception. For example, we underwrote crop reinsurance in 2008 through 2012. After three modestly successful years, we lost $9.4 million and $5.7 million in this line in 2011 and 2012, respectively, increasing our group-wide combined ratio by 2.8 percentage points and 1.6 percentage points in these respective years. We responded by discontinuing any further writing in this line and now have no further exposure to crop reinsurance. We also wrote California workers’ compensation reinsurance from 2008 to 2010, which was a period of poor performance in this line and this geography. Now, as a better-established carrier, we emphasize E&S business ceded from unaffiliated insurers. This is business we understand very well given our presence in the primary E&S lines insurance marketplace.
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While continuing to manage our capital carefully, we have opportunistically invested some of our undeployed capital in opportunities that were well-understood by members of our Investment Committee or management team. These investments were all vetted by the Investment Committee of the Board in accordance with guidelines discussed in the “Investment Strategy” portion of this section.

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In 2010 we paid a $24.6 million dividend to our shareholders and also repurchased $6.6 million of trust preferred securities of James River Capital Trust IV at a total purchase price of  $5.0 million. We recognized a gain on this extinguishment of debt, after a write-off of  $68,000 of capitalized debt issuance costs, of  $1.5 million. In 2013, we repurchased 7,500,000 common shares from certain shareholders for approximately $110.8 million. In August 2014, we declared a $70.0 million dividend to our shareholders.

We now seek to replace some of the capital provided by the D. E. Shaw Affiliates and Goldman Sachs with investments by public equity investors and certain members of our senior management team. We anticipate that the D. E. Shaw Affiliates and Goldman Sachs will sell approximately 30.2% and 63.3% of their existing common shares in the offering, respectively (34.7% and 72.8%, respectively, if the underwriters exercise their overallotment option in full), but will retain approximately 50.7% and 9.6% ownership of the Company’s outstanding common shares, respectively, following the completion of the offering (47.4% and 7.1%, respectively, if the underwriters exercise their overallotment option in full). J. Adam Abram, our Executive Chairman, has indicated an intention to invest $5.0 million in the offering, Robert Myron, our President and Chief Operating Officer, has indicated an intention to invest $1.0 million in the offering, Gregg Davis, our Chief Financial Officer, has indicated an intention to invest $500,000 in the offering and Richard Schmitzer, our President and Chief Executive Officer of our Excess and Surplus Lines segment has indicated an intention to invest $500,000 in the offering (which, based upon the initial public offering price of  $21.00 per share, would be equivalent to the purchase of approximately 238,000, 47,600, 23,800 and 23,800 common shares based upon the intended investment of each of Messrs. Abram, Myron, Davis and Schmitzer, respectively). The purchases of common shares in the offering by Messrs. Abram, Myron, Davis and Schmitzer will occur through a directed share program. See “Underwriting — Directed Share Program.”
Our Competitive Strengths
We believe we have the following competitive strengths:
Proven and Strong Management Team Whose Financial Interests are Aligned with Shareholders. Our Chairman and Chief Executive Officer, J. Adam Abram, has a history of forming and managing profitable specialty insurance companies. Mr. Abram was the founder of Front Royal Group in 1992, which was sold to Argo Group International Holdings Limited (Nasdaq: AGII) in August 2001. In 2002, Mr. Abram formed James River Group, our predecessor company, which enjoyed strong underwriting profits until it was sold to James River Group Holdings, Ltd. (formerly Franklin Holdings (Bermuda), Ltd.) in December 2007. Mr. Abram has also founded and run successful businesses in the banking and commercial real estate sectors.
Our President and Chief Operating Officer, Robert P. Myron, who has served in various capacities with our group since 2010, has a history of working in a senior management capacity in the insurance and reinsurance industries in both the United States and Bermuda. Mr. Myron has significant experience working in finance, underwriting and operations of several different insurance and reinsurance companies over the course of his career.
Our Chief Financial Officer, Gregg Davis, has been with our group and its predecessors since 1992 and was the Chief Financial Officer of Front Royal Group, working alongside Mr. Abram for almost two decades.
Our President and Chief Executive Officer of our Excess and Surplus Lines segment, Richard Schmitzer, who has been with our group since July 2009, has a history of working in a senior management capacity in the E&S lines industry. Mr. Schmitzer has significant experience working in underwriting and operations of several different insurance companies over the course of his career.
Broad Underwriting Expertise. We have a broad appetite to underwrite a diverse set of risks and strive to be innovative in tailoring our products to provide solutions for our distribution partners and insureds. As a result, we believe we are a “go to” market for a wide variety of risks. We are able to structure solutions for our insureds and the wholesale brokers with whom we work because of our deep technical expertise and experience in the niches and specialties we underwrite.
Conservative Risk Management with an Emphasis on Lowering Volatility. We earn our profits by taking underwriting and investment risk. We have experience underwriting in many classes of insurance. We also have experience investing in many types of assets. At the same time, we actively seek to avoid underwriting business or making investments that involve an unacceptably high risk of causing large losses.
We seek to limit our catastrophic underwriting exposure in all areas, but in particular to property risks and catastrophic events. Our U.S. primary companies purchase reinsurance from unaffiliated reinsurers to manage our net exposure to any one risk or occurrence. In addition, our policy forms and pricing are subject to regular formal analysis to ensure we are insuring the types of risks we intend and that we are being appropriately compensated for taking on those risks. When we write reinsurance, we seek to avoid catastrophic risks and contractually limit the amount of exposure we have to any one risk or occurrence. We prefer to structure our assumed reinsurance treaties as proportional or quota share reinsurance, which is generally less volatile than excess of loss or catastrophe reinsurance. We believe this structure aligns our interests with those of the ceding company.
We attempt to improve risk-adjusted returns in our investment portfolio by allocating a portion of our portfolio to investments where we take measured risks based upon detailed knowledge of certain niche asset classes. We do not operate like a hedge fund, but we are comfortable allocating a portion of our assets to non-traditional investments. We consider non-traditional investments to include investments that are (1) unrated bond or fixed income securities (2) non-listed equities or (3) investments that generally have less liquidity than rated bond or fixed income securities or listed equities. We characterize these investments as non-traditional because we do not believe that these types of investments are commonly held by property-casualty insurance companies. Non-traditional investments held at September 30, 2014 and their respective percentage of our total invested assets at such date consist of syndicated bank loans (19.1%), interests in limited liability companies that invest in renewable energy opportunities (1.9%), limited partnerships that invest in debt or equity securities (0.4%), and a private debt security (0.4%). While we are willing to make investments in non-traditional types of investments, we seek to avoid asset classes and investments that we do not understand or that could expose us to inappropriate levels of risk. The weighted average credit rating of our portfolio of fixed maturity securities, bank loans and redeemable preferred stocks as of September 30, 2014 was “A.” We also maintain a disciplined interest rate position by maintaining a weighted average duration of approximately three years for this portfolio as of September 30, 2014.
Talented Underwriters and Operating Leadership. The managers of our 15 underwriting divisions have an average of over 25 years of industry experience, substantial subject matter expertise and deep technical knowledge and have been successful and profitable underwriters for us in the specialty casualty insurance and reinsurance sectors. Our segment presidents have an average of 31 years of experience and all have extensive backgrounds and histories working in management capacities in specialty casualty insurance and reinsurance.
Robust Technology and Data Capture. We seek to ground our underwriting decisions in reliable historical data and technical evaluation of risks. Our underwriters utilize intuitive systems and differentiated technologies, many of which are proprietary. We have implemented processes to capture extensive data on our book of business, before, during and after the underwriting analysis and decision. We use the data we collect to inform and, we believe, improve our judgment about similar risks as we refine our underwriting criteria. We use the data we collect in regular formal review processes for each of our lines of business and significant reinsurance treaties.
Focus on Small and Medium-Sized Casualty Niche and Specialty Business. We believe that small and medium-sized casualty accounts, in niche areas where we focus, are consistently among the most attractive subsets of the property-casualty insurance and reinsurance market. We think the unique characteristics of the risks within these markets require each account to be individually underwritten in an efficient manner. Many carriers have chosen either to reject business that requires individual underwriting or have attempted to automate the underwriting of this highly variable business. While we use technology to greatly reduce the cost of individually underwriting these accounts in our Excess and Surplus Lines and Specialty Admitted Insurance segments, we continue to have our underwriters make individual judgments regarding the underwriting and pricing of each account. We believe this approach is more likely to produce consistent results over time and across markets. In addition, while we believe that the insurance and reinsurance industry is generally overcapitalized at this time, and that rates in certain property and casualty sectors are “soft” or “softening,” we are currently achieving rate increases and experiencing benign loss trends in our Excess and Surplus Lines and Specialty Admitted Insurance segments, which represented 57.8% of our gross written premiums for the twelve months ended December 31, 2013. We believe that there are compelling opportunities for measured but profitable growth in many sectors of the insurance and reinsurance market we target.
Active Claims Management. Our U.S.-based primary insurance companies actively manage claims as part of keeping losses and loss adjustment expenses low. We attempt to investigate and settle all covered claims promptly and thoroughly, which we generally accomplish through direct contact with the insured and other affected parties. We have been able to close 90% of claims within three to five years, and as of September 30, 2014, our reserves for claims incurred but not reported were approximately 71% of our total net loss reserves. When our investigation leads us to conclude that a claim or claims are not validly covered under the policy form, we vigorously contest payment and are willing to pursue prosecution for claims fraud when warranted.
Efficient Operating Platform. Our Bermuda domicile and operations provide for capital flexibility and an efficient tax structure. At September 30, 2014, approximately 64% of our cash and invested assets were held by our Bermuda-based subsidiary which benefits from a favorable operating environment, including an absence of corporate income or investment taxes. We also have a competitive and decreasing expense ratio, as we carefully manage personnel and all other costs throughout our group while growing our business. In addition, Bermuda has many advantages as a place of domicile, including a large population of experienced insurance executives, a deep market of reinsurance business and a well-established regulatory regime that has fostered the acceptance of Bermuda-based reinsurers by rating agencies and insurance buyers.
Our Strategy
We believe our approach to our business will help us achieve our goal of generating compelling returns on tangible equity while limiting volatility in our financial results. This approach involves the following:
Generate Consistent Underwriting Profits. We seek to make underwriting profits each and every year. We attempt to find ways to grow in markets that we believe to be profitable, but are less concerned about growth than maintaining profitability in our underwriting activities (without regard to investment income). Accordingly, we are willing to reduce the premiums we write when we cannot achieve the pricing and contract terms we believe are necessary to meet our financial goals.
Maintain a Strong Balance Sheet. Balance sheet integrity is key to our long-term success. In order to maintain balance sheet integrity, we seek to estimate the amount of future obligations, especially reserves for losses, in a consistent and appropriate fashion. Excluding 2012, we have had favorable loss reserve development for each prior year period since 2008 and for the nine months ended September 30, 2014. From December  31, 2007 through September 30, 2014, we have experienced $96.8 million of cumulative net favorable reserve development.

Focus on Specialty Insurance Markets. By focusing on specialty markets in which our underwriters have particular expertise and in which we have fewer competitors than in standard markets, we have greater flexibility to price and structure our products in accordance with our underwriting strategy. We believe underwriting profitability can best be achieved through restricting our risk taking on insurance and reinsurance to niches where, because of our expertise, we can distinguish ourselves in the underwriting and pricing process.
Use Timely and Accurate Data. We design our internal processing and data collection systems to provide our management team with accurate and relevant information in real-time. Our data warehouse collects premium, commission and claims data, including detailed information regarding policy price, terms, conditions and the nature of the insured’s business. This data allows us to analyze trends in our business, including results by individual agent or broker, underwriter and class of business and expand or contract our operations quickly in response to market conditions. We rely on our information technology systems in this process. Additionally, the claims staff also contributes to our underwriting operations through its communication of claims information to our underwriters.
Respond Rapidly to Market Opportunities and Challenges. We plan to grow our business to take advantage of opportunities in markets in which we believe we can use our expertise to generate consistent underwriting profits. We seek to measure rates monthly and react quickly to changes in the rates or terms the market will accept. For the year ended December 31, 2013, our Excess and Surplus Lines segment gross written premiums increased by 21.3% and our rate per unit of exposure grew by 2.6%, both over the same period in 2012. The growth in premiums and increase in rates has continued during the first nine months of 2014, with gross written premiums up 28.7% and rate per unit of exposure growing 2.8% over the corresponding period of 2013. In this favorable pricing environment, we have taken steps to grow and are increasing gross written premiums across most underwriting divisions in this segment. Recently, we have enjoyed success writing insurance for companies engaged in energy-related businesses and offering insurance products to the growing “shared economy” technology sector. At the same time, as rates have decreased for medical professional liability we have significantly reduced our writings in this class.
When market conditions have been challenging, or when actual experience has not been as favorable as we anticipated, we have tried to act quickly to evaluate our situation and to make course corrections in order to protect our profits and preserve tangible equity. Our actions have included reducing our writings when margins tightened and exiting lines or classes of business when we believed the risk of continuing in a line outweighed the potential rewards from underwriting. We do not hesitate to increase loss estimates when we determine that it is appropriate.
For example, from 2008 through 2011 commercial casualty insurance rates (which we believe are a proxy for E&S casualty pricing) declined and, our Excess and Surplus Lines segment reduced its gross writings from $184.2 million in 2008 to $116.1 million in 2010. While we intentionally shrank our book, we maintained combined ratios of 87.6%, 91.7% and 88.9%, in 2008, 2009 and 2010, respectively for this segment. We resumed growing premiums in this segment in 2012 in response to improving rates.
Additionally, we entered the crop reinsurance business in 2008. After three modestly profitable years, we had pre-tax underwriting losses of  $9.4 million and $5.7 million in this line in 2011 and 2012, respectively, increasing the Company’s combined ratio by 2.8 points and 1.6 points in these respective years. We responded by discontinuing any further writing in this line on December 31, 2012 and now have no further exposure to crop reinsurance. From 2004 through 2010, we built a book of workers’ compensation insurance for residential homebuilders in North Carolina. The recession from 2008 to 2012 dramatically affected these businesses. Claims in this book escalated quickly, and we increased our loss ratio picks for this line of business accordingly. We reduced our gross written premiums from a peak of  $62.2 million in 2008 to a low of  $20.6 million on gross written premiums in 2013. The combination of escalated claims activity and reserve strengthening resulted in a $17.3 million pre-tax underwriting loss for this line of business in 2012, raising our combined ratio on a consolidated basis, for the year ended December 31, 2012, by 4.8 points. Subsequently, we have experienced better than expected run-off of the liabilities for the 2012 and prior accident years. As a result, the additional reserves established in 2012 have proven to be redundant. The segment has seen favorable reserve development of  $1.4 million in 2013 and another $3.3 million in the first nine months of 2014. As conditions have improved, we have cautiously resumed growth in this sector.

Manage Capital Actively. We seek to make “both sides” of our balance sheet generate better than average risk-adjusted returns than our peers. We invest and manage our capital with a goal of consistently increasing tangible equity for our shareholders and generating attractive returns on tangible equity. We intend to expand our premium volume and capital base to take advantage of opportunities to earn an underwriting profit or to reduce our premium volume and capital base if attractive underwriting opportunities are not available. We expect to finance our future operations with a combination of debt and equity and do not intend to raise or retain more capital than we believe we can profitably deploy in a reasonable time frame. We may not, however, always be able to raise capital when needed. Although we anticipate being able to pay a regular dividend, our ratings from A.M. Best are very important to us and maintaining them will be a principal consideration in our decisions regarding capital management.
Our Structure
The chart below displays our corporate structure as it pertains to our holding and operating subsidiaries.

Business Segments
Excess and Surplus Lines Segment
We report our U.S.-based E&S lines business in our Excess and Surplus Lines segment. We underwrite non-admitted business through our subsidiaries, James River Insurance and James River Casualty, from offices in Richmond, Virginia, Scottsdale, Arizona, and beginning in 2014, Atlanta, Georgia. James River Insurance is our largest subsidiary as measured by gross written premiums (52.2% of total gross written premiums for the year ended December 30, 2013 came from our Excess and Surplus Lines segment) and has been engaged in E&S insurance for 12 years. James River Insurance has had a consistent record of underwriting profits since its second year of operation. We added James River Casualty in 2009 to give us the ability to write E&S risks in Ohio.
E&S lines insurance focuses on insureds that generally cannot purchase insurance from standard lines insurers typically due to perceived risk related to their businesses. Our Excess and Surplus Lines segment underwrites property-casualty insurance on an E&S lines basis in all states and the District of Columbia. Our Excess and Surplus Lines segment distributes its policies through a network of appointed independent wholesale brokers throughout the United States. In 2013, our Excess and Surplus Lines segment’s gross written premiums grew by 21.3% over 2012 and during the first nine months of 2014, this segment’s gross written premiums increased again by 28.7% over the same period in 2013. Premium rates increased over 2.8% in the first nine months of 2014 over the corresponding period in 2013, and rates increased over 2.6% from 2012 to 2013. The Excess and Surplus Lines segment produced an average combined ratio of 82.6% from 2009 through 2013.

Companies that underwrite on an E&S lines basis operate under a different regulatory structure than standard market carriers. E&S lines carriers are generally permitted to craft the terms of the insurance contract to suit the particular risk they are assuming. Also, E&S lines carriers are, for the most part, free of rate regulation. In contrast, standard market carriers are generally required to use approved insurance forms and to charge rates that have been authorized by or filed with state insurance departments. However, as E&S carriers, our insurance subsidiaries in the Excess and Surplus Lines segment are not backed by any state’s guarantee fund, and in most states these subsidiaries may only write coverage for an insured after they have been denied coverage by the standard market and signed declarations stating that the insured is aware that it will not have access to any state guarantee funds should these subsidiaries be unable to satisfy their obligations.
Our Excess and Surplus Lines segment writes policies for a wide range of business and does not write personal lines insurance. Applications for insurance come through appointed wholesale brokers who are generally approached by retail agents after their clients have been rejected by standard markets.
With the exception of two small programs which had total gross written premiums of less than $2 million for the nine months ended September 30, 2014, the Excess and Surplus Lines segment does not grant any underwriting authority to brokers or agents, and instead, all underwriting decisions are made by one of our over 100 underwriters who work within James River Insurance’s twelve underwriting divisions. Policies are individually underwritten. The average tenure of the leaders of these twelve divisions is 29 years.
All claims for business written by the Excess and Surplus Lines segment are managed by its internal claims department although we do use independent adjusters for inspection of certain claims.
The Excess and Surplus Lines segment tracks the rate per unit of exposure it is able to charge on policies renewed by the company. On average, casualty rates obtained on renewals written by this segment have increased by 2.1%, 2.6% and 2.8% in 2012, 2013 and during the nine months ended September 30, 2014, respectively.
The chart below identifies the Excess and Surplus Lines segment’s divisions and sets forth the amount of gross written premiums for the nine months ended September 30, 2014 and 2013, and the 2013, 2012, and 2011 fiscal years by each division. The table also sets forth the percentages of total gross written premiums written by each division as compared to the aggregate gross written premiums for the Excess and Surplus Lines segment in the nine months ended September 30, 2014.
	Gross Written Premiums
E&S Division	Nine Months Ended September 30, 2014	% of Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	($ in thousands)
Manufacturers and Contractors	$55,993	30.7%	$45,331	$58,509	$46,648	$38,566
General Casualty	37,261	20.4%	14,552	22,636	12,674	8,156
Excess Casualty	22,938	12.6%	20,877	32,489	29,761	20,753
Energy	20,342	11.1%	16,149	21,400	15,766	10,566
Excess Property	9,879	5.4%	8,971	10,988	9,231	8,228
Professional Liability	8,015	4.4%	8,113	10,695	10,664	11,058
Allied Health	7,846	4.3%	7,772	9,148	8,391	9,472
Life Sciences	7,349	4.0%	7,374	9,978	9,865	7,886
Small Business	5,330	2.9%	4,906	6,313	5,782	5,886
Medical Professionals	3,236	1.8%	3,770	4,492	5,294	6,177
Environmental	2,548	1.4%	1,649	2,557	2,954	2,289
Sports and Entertainment	1,807	1.0%	2,416	3,189	1,624	1,970
Total	$182,544	100.0%	$141,880	$192,394	$158,654	$131,007

Manufacturers and Contractors writes primary general liability coverage for a number of risk classes, including manufacturers of consumer goods, industrial equipment distributors and contractors. We typically issue a $1.0 million per occurrence limit in this division and we retain the entire $1.0 million limit. The individual overseeing this division has 30 years of industry experience. During 2013, 2012, and 2011, we wrote $58.5 million, $46.6 million, and $38.6 million in premiums in this division, respectively.
General Casualty writes primary liability coverage on businesses exposed to premises liability type claims, including: mercantile and retail operations, apartments and condominiums, daycare facilities, hotels and motels, restaurants, bars, taverns and schools. The head underwriter in this division has 26 years of experience. We generally write $1.0 million per occurrence in limits, and we retain the entire $1.0 million limit. During 2013, 2012, and 2011, we wrote $22.6 million, $12.7 million, and $8.2 million in premiums in this division, respectively.
Excess Casualty underwrites excess liability coverage for a variety of risk classes, including: manufacturers, contractors, distributors and transportation risks. We typically provide between $1.0 million and $10.0 million per occurrence limits above a $1.0 million attachment point. Of this amount, we retain up to $1.0 million of exposure per occurrence and cede the balance to our reinsurers. We write excess liability coverage above our own primary policies, as well as policies issued by third parties. When we write above others’ policies, we are selective regarding underlying carriers, focusing on the nature of the business, the financial strength of the carrier, their pricing and their claims handling capabilities. The underwriter who heads this division has 30 years of industry experience. During 2013, 2012, and 2011, we wrote $32.5 million, $29.8 million, and $20.8 million in premiums in this division, respectively.
Energy writes risks engaged in the business of energy production, distribution or mining. Examples of classes underwritten by this division include oil and gas exploration companies, oil or gas well drillers, oilfield consultants, oil or gas lease operators, oil well servicing companies, oil or gas pipeline construction companies and mining-related risks. We typically provide policy limits between $1.0 million and $5.0 million per occurrence and retain up to $1.0 million in limit net. The underwriter leading this division has 41 years of experience in the business. During 2013, 2012, and 2011 we wrote $21.4 million, $15.8 million, and $10.6 million in premiums in this division, respectively.
Excess Property writes property risks above the primary coverage layer for classes, including apartments, condominiums, resorts, shopping centers, offices and general commercial properties. Typical limits offered are up to $5.0 million. We retain up to the first $5.0 million in any one event. The underwriter leading our Excess Property division has 29 years of experience in the industry. During 2013, 2012, and 2011, we wrote $11.0 million, $9.2 million, and $8.2 million in premiums in this division, respectively.
Professional Liability writes professional liability coverage for accountants, architects, engineers, lawyers and certain other professions. We typically provide policy limits between $1.0 million and $5.0 million per occurrence and retain the first $1.0 million net. The individual who directs our professional liability division has 21 years of industry experience. All of our professional liability coverage is written on a claims made and reported basis. We wrote $10.7 million in premiums during each of 2013 and 2012 and $11.1 million in 2011.
Allied Health underwrites casualty insurance for allied health and social service types of risks, such as long-term care facilities, independent living apartments, group homes, half-way houses and shelters, drug rehab, home health care and medical staffing enterprises. We typically provide policy limits between $1.0 million and $5.0 million per occurrence and retain up to $1.0 million in limit net. The underwriter responsible for this unit has 21 years of experience in the business. Approximately 90.3% of the premiums written by our Allied Health division from inception through 2013 have been written on a claims made and reported form. We believe this policy form significantly reduces our long-term exposure in this complicated class of business. During 2013, 2012, and 2011, we wrote $9.1 million, $8.4 million, and $9.5 million in premiums in this division, respectively.
Life Sciences underwrites general liability, products liability and/or professional liability coverage for manufacturers, distributors and developers of biologics (antibodies & vaccines used for the prevention of disease), nutraceuticals (health, nutrition and herbal supplements), human clinical trials and medical devices. We typically provide policy limits between $1.0 million and $5.0 million per occurrence and retain up to $1.0 million in limit net. The underwriter at the head of this division has 30 years of experience in the industry. During 2013, 2012, and 2011, we wrote $10.0 million, $9.9 million, and $7.9 million in premiums in this division, respectively.
Small Business concentrates on accounts with annual general liability insurance premiums of less than $10,000. All of our Small Business applications are submitted through our internet portal to facilitate quick turnaround and efficient processing. We generally write $1.0 million per occurrence limits and retain the entire amount. The underwriter leading this division has 26 years of industry experience. During 2013, 2012, and 2011, we wrote $6.3 million, $5.8 million, and $5.9 million in premiums in this division, respectively.
Medical Professionals underwrites non-standard physicians’ professional liability for individuals or small groups. Our healthcare business is a mix of both surgical and non-surgical classes. We typically provide between $1.0 million and $3.0 million per occurrence limits and retain up to $1.0 million of exposure per occurrence and cede the balance to our reinsurers. All of the policies written by this division have been issued on a claims made and reported basis. The underwriter leading this division has 21 years of experience. During 2013, 2012, and 2011, we wrote $4.5 million, $5.3 million, and $6.2 million in premiums in this division, respectively.
Environmental underwrites contractors’ pollution liability, products pollution liability, site specific pollution liability and consultant’s professional liability coverage on a stand-alone basis and in conjunction with the general liability coverage. The underwriter heading our Environmental division has 41 years of experience in the business. We generally write environmental coverage for contractors who are not engaged in environmental remediation work on an occurrence form. We typically provide policy limits between $1.0 million and $5.0 million per occurrence and retain up to $1.0 million in limit net. During 2013, 2012, and 2011, we wrote $2.6 million, $3.0 million, and $2.3 million in premiums in this division, respectively.
Sports and Entertainment underwrites liability coverage for sports and entertainment related risks, including family fun centers, water parks, professional sports organizations and campgrounds. Typical limits offered are up to $1.0 million per occurrence, and we retain the entire $1.0 million limit. The underwriter at the head of this division has 26 years of experience in the industry. During 2013, 2012, and 2011, we wrote $3.2 million, $1.6 million, and $2.0 million in premiums in this division, respectively.
The following table shows the Excess and Surplus Lines segment’s gross written premiums by state:
	2013		2012		2011
State	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in thousands)
California	$56,241	29.2%	$46,888	29.6%	$39,454	30.1%
Texas	16,963	8.8%	13,211	8.3%	10,801	8.3%
Florida	14,277	7.4%	9,661	6.1%	9,218	7.0%
New York	14,258	7.4%	11,767	7.4%	6,445	4.9%
Illinois	6,318	3.3%	5,447	3.4%	4,112	3.1%
New Jersey	6,237	3.2%	4,000	2.5%	4,256	3.3%
Arizona	5,731	3.0%	3,565	2.2%	3,154	2.4%
Ohio	5,204	2.7%	2,423	1.5%	1,847	1.4%
Washington	5,007	2.6%	4,779	3.0%	3,012	2.3%
Louisiana	4,403	2.3%	3,678	2.3%	3,553	2.7%
All other states	57,755	30.0%	53,235	33.6%	45,155	34.5%
Total	$192,394	100.0%	$158,654	100.0%	$131,007	100.0%

Marketing and Distribution
The Excess and Surplus Lines segment markets its products through a select group of licensed E&S lines brokers that we believe can produce reasonable volumes of quality business for James River Insurance consistently. These brokers sell policies for us as well as for other insurance companies. At September 30, 2014, the segment had appointed 133 broker groups. The Excess and Surplus Lines segment generally makes broker appointments by broker office and underwriting division. With the exception of its cyber and media liability program, and small hired and non-owned auto program (combined premiums of  $1.4 million for the nine-months ended September 30, 2014) the Excess and Surplus Lines segment does not grant its brokers any underwriting or claims authority.
Our Excess and Surplus Lines segment selects its brokers based upon management’s review of the experience, knowledge and business plan of each broker. While many of our Excess and Surplus Lines segment’s brokers have more than one office, we evaluate each office as if it were a separate agency. Often, our Excess and Surplus Lines segment appoints some but not all offices owned by an agency for specialized lines of business. Brokers must be able to demonstrate an ability to competently produce both the quality and quantity of business that we seek. Brokers who are unable to produce consistently profitable business, or who produce unacceptably low volumes of business, may be terminated. Our Excess and Surplus Lines segment’s underwriters regularly visit with brokers in their offices in order to discuss the products that we offer and to market to these brokers. We believe the personal relationships we foster with the individual brokers who work for the brokerage offices we appoint, and our ability to respond to a wide variety of risks placed by these brokers makes us an important market for the brokers and brokerage firms which control substantial amounts of excess and surplus lines business.
Our Excess and Surplus Lines segment’s three largest brokers produced $82.6 million of gross written premiums for the year ended December 31, 2013, representing approximately 43% of the Excess and Surplus Lines segment’s gross written premiums for 2013. The three largest brokers produced $30.7 million, $29.3 million and $22.7 million of gross written premiums for the year ended December 31, 2013, respectively, and each accounted for more than 10% of our gross written premiums in this segment for such year. Our fourth largest broker produced $17.2 million of gross written premiums in 2013.
In 2013, our Excess and Surplus Lines segment paid an average commission to producers of 16.6% of written premiums.
Underwriting
Our Excess and Surplus Lines segment’s staff includes over 100 individuals directly employed in underwriting policies. We believe our internal business processing systems allow us to maintain a high ratio of underwriters to total employees. We believe our “paperless” environment allows us to engage fewer employees in policy administration.
We are very selective about the policies we bind. Our Excess and Surplus Lines segment binds approximately 3% of new submissions and one out of every six quotes. We realize all E&S lines applications have already been rejected by the standard market. If our underwriters cannot reasonably expect to bind coverage at the combination of premiums and coverage that meet our standards, they are encouraged to quickly move on to another prospective opportunity. For the year ended December 31, 2013, we received approximately 155,000 submissions, quoted 34,600 policies and bound 11,700 policies.
When we accept risk in our Excess and Surplus Lines segment, we are careful to establish terms that are suited to the risk and the pricing. As an E&S lines writer, we use our freedom of rate and form in order to make it possible to take on risks that have already been rejected by admitted carriers who have determined they cannot insure these risks on approved forms at filed rates.
We attempt to craft policies that offer affordable protection to our insureds by tailoring coverage in ways that make potential losses more predictable and are intended to reduce claims costs. For example, we frequently use a “punitive damages exclusion,” “defense inside the limits” endorsement, that are intended to prevent excessive defense costs; “assault and battery” exclusions or sub limits that are less than the full policy limits, that allows us to quantify and limit our losses more precisely than in policies without the exclusion; and “classification limitation” and “specified location” endorsements, that limit coverage to known exposures and locations. We have no material exposure to asbestos, lead paint, silica, mold, or nuclear, biological, or chemical terrorism.

We design our internal processing and data collection systems to provide our management team with accurate and relevant information in real-time. Our data warehouse collects premium, commission and claims data, including detailed information regarding policy price, terms, conditions and the nature of the insured’s business. This data allows us to analyze trends in our business, including results by individual agent or broker, underwriter and class of business and expand or contract our operations quickly in response to market conditions. We rely on our information technology systems in this process. Additionally, the claims staff also contributes to our underwriting operations through its communication of claims information to our underwriters.
Claims
Our Excess and Surplus Lines segment’s claims department consisted of 25 claims professionals who have an average of 11 years of claims experience in the property-casualty industry as of September 30, 2014.
Our excess and surplus lines business generally results in claims from premises/operations liability, professional liability, first party property losses and products liability. We believe the key to effective claims management is timely and thorough claims investigation. We seek to complete all investigations and adjust reserves appropriately as soon as is practicable after the receipt of a claim. We seek to manage the number of claims per adjuster to allow adjusters sufficient time to investigate and settle claims. Each quarter, senior management reviews each case above a specified amount to ensure that the front-line adjuster has recognized and is addressing the key issues in the case and has adjusted the reserve to the appropriate amount. We keep the settlement authority of front-line adjusters low to ensure the practice of having two or more members of the department participate in the decision as to whether to settle or defend. In addition, cases with unusual damage, liability or policy interpretation issues are subjected to peer reviews on a weekly basis. Members of the underwriting staff participate in this process. Prior to any scheduled mediation or trial involving a claim, claims personnel conduct further peer review to make sure all issues and exposures have been adequately analyzed. We believe that effective management of litigation avoids delays and associated additional costs.
Our claims staff also contributes to our underwriting operations through communication of claims information to our underwriters. The Senior Vice President of Claims heads our forms committee, which reviews and develops all policy forms and exclusions and is also a member of the underwriting review committee.
As of December 31, 2013, approximately 90% of claims were closed within five years and three years in the Excess and Surplus Lines segment and Specialty Admitted Insurance segment, respectively.
The calendar year loss ratios for the Excess and Surplus Lines segment for the last seven years were 56.1% for 2007, 61.4% for 2008, 62.6% for 2009, 54.9% for 2010, 48.5% for 2011, 52.6% for 2012 and 40.4% for 2013.
Specialty Admitted Insurance Segment
The Falls Lake Group comprises our other U.S. insurance segment, Specialty Admitted Insurance. In 2013, the Specialty Admitted Insurance segment generated 5.6% of the Company’s gross written premiums. We anticipate that over time this segment will grow and become a more significant contributor to our profits.
We established this segment in 2004 to underwrite workers’ compensation insurance for residential contractors in North Carolina. Initially, we only sought licensure in North Carolina. Later, as our plans for this segment evolved, we sought and obtained additional licensure. The Falls Lake Group Companies are currently licensed to underwrite admitted insurance in 47 states and the District of Columbia.
Following the collapse of the housing market in 2008, and in response to deteriorating results from underwriting workers’ compensation for contractors, we reduced our gross written premiums for workers’ compensation insurance from $62.2 million in 2008 to $20.6 million in 2013, and brought in new management in 2012 to execute a new business plan for this segment.

We plan to use our broader licensure and management expertise to earn substantial fee income as well as underwriting profits. The Specialty Admitted Insurance segment now has three business lines:
•
our traditional workers’ compensation business (97.3% of 2013 gross written premiums in this segment and 100% of 2012 and 2011 gross written premiums in this segment);

•
program business written through selected managing general agents (2.7% of 2013 gross written premiums in this segment and 0.0% of 2012 and 2011 gross written premiums in this segment); and

•
fronting arrangements (launched in the fourth quarter of 2013).

Traditional Workers’ Compensation Business
Due to more favorable market conditions currently, we are growing this business line again, extending beyond residential contractors and North Carolina. Contract workers as a class, regardless of industry, represented approximately 43% of the gross written premiums in our workers’ compensation book in 2013. Other significant classes include healthcare employees (9%), goods and services (16%), and manufacturing workers (20%). Our individual risk workers’ compensation business remains a regionally focused effort. For the year ended December 31, 2013, approximately 82% of our workers’ compensation direct written premiums were in North Carolina, 13% were in Virginia and 5% were in South Carolina (we also wrote an insignificant amount of direct written premium in Tennessee). We view our workers’ compensation business as a core competency, and seek to make consistent underwriting profits from it. We also recognize the cyclical nature of this line, and are prepared to contract the business rapidly when rates decline or the regulatory or economic environment makes it difficult to contain costs. We distribute our workers’ compensation product through independent agents.
Program Business
As part of our plan to become less susceptible to admitted market cycles, we have begun to slowly expand into program business. In a program arrangement, we give selected MGAs authority to produce, underwrite and administer policies that meet our underwriting and pricing guidelines. We enter into these arrangements selectively (seven programs were in place as of September 30, 2014, which had combined gross written premiums of  $8.0 million during the first nine months of 2014) with agents who have significant experience and market presence in specialty risks. The underwriting is subject to regular audit by our staff, and we have electronic access to the underwriting systems of these agents, which facilitates our real-time supervision of their work. Examples of the types of risks we take on in these programs are workers’ compensation for loggers and woodworkers, commercial auto coverage for waste haulers and general liability insurance for energy workers in western states. We focus our coverage on casualty risks, although some incidental property insurance is written. We seek to limit our risk generally through reinsurance either on a proportional or excess of loss basis, or both. We generally take up to $1.0 million of loss per occurrence or per risk, net of reinsurance.
Under the terms of these program agreements, we pay lower commissions when underwriting profits are low or lacking and we increase commissions when the business proves particularly profitable. In addition, we typically build in a substantial “spread” between the commission we earn from our reinsurers and the commissions paid to the MGA. This spread enhances our underwriting returns. We distribute our program business through MGAs and program managers.
For initial claims oversight and administration in our program business, we generally outsource frequency layer claims management to third-party administrators for the first $50,000 of a claim, and then assume direct control above this amount.
Fronting Business
Our Specialty Admitted Insurance segment has a small but growing fronting business, also intended to reduce our susceptibility to market cycles (two programs in place as of September 30, 2014, with combined gross written premiums of  $10.1 million for the first nine months of 2014). Fronting means that we issue insurance policies for another insurance entity or capital pool that may not have the licenses or rating to serve its desired market. The issuance of our policy makes us contractually responsible to the insured in the event they experience a covered loss. When fronting, we expect that all claims will be paid by the party for whom we agreed to front. Typically, for these fronting arrangements, we require a deposit of liquid assets into a collateral trust equal to or greater than the amount of any and all receivables that we have from the entity with whom we have written the fronting arrangement. In many instances, we seek and receive collateral in excess of any and all actuarially estimated receivables from such company to provide protection against unforeseen adverse performance. We charge fees as a percentage of gross written premiums for issuing these policies. Currently, we charge at least 5% of gross written premiums on all of our fronting relationships. We establish fronting opportunities through a variety of sources, including direct carrier relationships, MGAs and reinsurance brokers.
Similar to our program business, for initial claims oversight and administration in our fronting business, we generally outsource frequency layer claims management to the insurance entity or capital pool in the fronting arrangement for the first $50,000, and then assume direct control above this amount.
Our objective over time, is to utilize the combination of fee income and underwriting profits available to our Specialty Admitted Insurance segment to generate returns on tangible equity consistent with results in our Excess and Surplus Lines segment. Additionally, we expect that this fee income will become material in future periods and provide us with a steady revenue stream relatively insulated from the pricing cycles of the admitted insurance market.
The Specialty Admitted Insurance segment relies on an extensive data warehouse to assist it in its business operations. The data warehouse allows it to simultaneously capture risk level detail to manage its business and to identify and capitalize on profitable opportunities.
Casualty Reinsurance Segment
We report our business of writing insurance for insurance companies in our Casualty Reinsurance segment. We participate in the reinsurance business through our Bermuda domiciled reinsurance subsidiary, JRG Re, which is a Class 3B reinsurer. JRG Re provides proportional and working layer insurance to third parties and to our U.S.-based insurance subsidiaries. For purposes of management evaluation, this segment’s underwriting results only include premiums ceded by, and losses incurred with respect to business assumed from, unaffiliated companies and does not include premiums and losses ceded under the internal quota share arrangement described below. Business flows to JRG Re from the following two sources:
•
We provide proportional and working layer reinsurance to unaffiliated U.S.-based insurance companies. We underwrote $155.5 million in gross written premiums for the year ended December 31, 2013. Our largest treaty, which had gross written premiums of  $30.4 million in 2013, writes E&S lines coverage for small and medium-sized businesses. 31% of the third-party premiums written by JRG Re are for non-standard auto carriers, 24% are related to general liability coverage (much of this business is E&S premium), 14% is commercial auto coverage, 25% is workers’ compensation insurance and the rest is excess casualty or non-medical professional liability. We typically structure this business as quota share arrangements with loss and risk mitigating features that align our interest with that of the ceding companies. At September 30, 2014, 93% of our third-party treaties are written as “proportional” arrangements. We purchase very little retrocessional coverage in this segment.

•
We also have a direct intercompany reinsurance agreement under the terms of which 70% of the pooled net written premiums of our U.S. subsidiaries (after taking into account third-party reinsurance) are ceded to JRG Re in Bermuda. In 2013, our U.S. subsidiaries ceded $123.6 million in premiums to JRG Re. This business is ceded to JRG Re under a proportional, or quota-share, reinsurance treaty that has an arm’s length ceding commission. We do not pay corporate income tax on earnings (including investment income) in Bermuda. We do, however, pay a 1% Federal excise tax on premiums ceded to JRG Re.

Almost all of the segment’s premiums are for casualty coverages. The Casualty Reinsurance segment writes very little property business and virtually no reinsurance designed to respond to catastrophic events of any kind. For example, we had a $203,000 loss in our Casualty Reinsurance segment from Superstorm Sandy, which occurred in 2012, entirely from one treaty where we reinsured property exposures on motorcycles. During the nine months ended September 30, 2014, our Casualty Reinsurance segment earned an underwriting profit of  $424,000 when analyzed as a stand-alone entity, without the benefit of the premiums ceded from our Excess and Surplus Lines segment and Specialty Admitted Insurance segment.
The Casualty Reinsurance segment conducted business with four brokers that generated $140.2 million of gross written premiums for the Casualty Reinsurance segment in the year ended December 31, 2013, representing 90.2% of the gross written premiums of the Casualty Reinsurance segment for such year. The four largest brokers produced $65.4 million, $36.4 million, $20.3 million and $18.1 million of gross written premiums for the year ended December 31, 2013, respectively, and each accounted for more than 10% of our gross written premiums for such year. No other broker generated 10% or more of the gross written premiums of the Casualty Reinsurance segment during 2013.
Aon Benfield, Inc. is the broker that produced $65.4 million of our gross written premiums in 2013 in the Casualty Reinsurance segment. These premiums represented 17.8% of our group-wide gross written premiums in 2013.
Underwriting profits and investment income earned by our Bermuda reinsurance company are exempt from U.S. taxation. One effect of the quota share arrangement between our domestic companies and JRG Re is that an increasing percentage of our assets are located in Bermuda. At September 30, 2014, approximately 64% of our total cash and invested assets were located in Bermuda.
Corporate and Other Segment
Our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer and other holding company employees are part of the Corporate and Other segment. This is where we set and direct strategy for the group as a whole as well as high level objectives for each of the three operating segments. We also make all capital management, capital allocation, treasury functions, information technology and group wide risk management decisions in the corporate segment. Our decisions at this level also includes reinsurance purchasing.
Purchase of Reinsurance
We routinely purchase reinsurance for our Excess and Surplus Lines and Specialty Admitted Insurance segments and, less frequently purchase retrocessional coverage for our Casualty Reinsurance segment to reduce volatility by limiting our exposure to large losses and to provide capacity for growth. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. In a retrocession transaction, a reinsurer transfers, or cedes, all or part of its exposure in return for a portion of the premium. Our companies remain legally responsible for the entire obligation to policyholders and ceding companies, irrespective of any reinsurance or retrocession coverage we may purchase. Typically, we pay claims from our own funds and then seek reimbursement from the reinsurer or retrocessionaire, as applicable. There is credit exposure with respect to losses ceded to the extent that any reinsurer or retrocessionaire is unable or unwilling to meet the obligations ceded by us under reinsurance or retrocessional treaties. The ability to collect on reinsurance or retrocessional reinsurance is subject to many factors, including the solvency of the counterparty and their interpretation of contract language and other factors. We currently have no disputes with any reinsurer or retrocessionaire and we are not aware of any credit problems with any of the group’s reinsurers or retrocessionaires.
Purchased Property Reinsurance
Our focus on return on tangible equity leads us to avoid lines of business that are exposed to high degrees of volatility. The Excess and Surplus Lines segment does write a limited book of excess property risks (approximately $11.0 million direct written premiums in 2013). The risks assumed in this book are geographically dispersed and significantly reinsured to limit losses. The Excess and Surplus Lines segment retains up to $5.0 million per risk on our excess property book; however, the average retained amount per risk is $4.0 million. In our Specialty Admitted Insurance segment, we focus on casualty business but we do write a limited amount of property insurance, principally through our programs and fronting business. In our Casualty Reinsurance segment the assumption of property risks is also minimal.

In our Excess and Surplus Lines segment, we have purchased catastrophe reinsurance of  $40.0 million in excess of a $5.0 million retention that is intended to cover the 1,000 year modeled PML on the segment’s excess property book. Where the Specialty Admitted Insurance segment incurs incidental property risks in its program book of business, the segment is covered for $4.0 million in excess of  $1.0 million per occurrence. This is also intended to cover the 1,000 year modeled PML on any property exposures the Specialty Admitted Insurance segment assumes. In our Casualty Reinsurance segment, we believe that our maximum loss from a catastrophic event is approximately $1.0 million, and we do not currently purchase retrocessional reinsurance coverage for property-catastrophe risks. In aggregate, therefore, we believe our pre-tax group-wide PML from a 1,000 year catastrophic event is approximately $10.0 million on a group-wide basis, inclusive of reinstatement premiums payable. We had no losses in our Excess and Surplus Lines and Specialty Admitted Insurance segments from Superstorm Sandy, which occurred in 2012, and a $203,000 loss in our Casualty Reinsurance segment.
Purchased Casualty Reinsurance
In our Excess and Surplus Lines segment, in four of our divisions we only write $1.0 million per occurrence limits (Manufacturers & Contractors, General Casualty, Small Business and Sports and Entertainment), and we do not purchase any reinsurance for these policies. In our other divisions, where we issue policies with larger limits, we purchase reinsurance in excess of  $1.0 million per occurrence.
In our Specialty Admitted Insurance segment, we retain the first $675,000 per occurrence in losses on workers’ compensation policies and are reinsured above that level to $20.0 million per occurrence, with a maximum reinsured recovery of  $10.0 million for any one life. On other lines of business in our program and fronting business, we purchase proportional reinsurance and excess of loss reinsurance to limit our exposure to no more than $1.0 million per occurrence.
For both our Excess and Surplus Lines segment and our Specialty Admitted Insurance segment, we purchase a clash and contingency policy that covers us for $6.0 million in excess of  $2.5 million which would cover us, for example, in a situation where we had multiple insureds who had losses from the same event.
In our Casualty Reinsurance segment, we currently do not purchase any material retrocessional reinsurance. In prior periods, we have purchased proportional retrocessional coverage for particular situations related to specific treaties, but have only done so on a limited basis.

For 2013, our top ten reinsurers represented 87.4% of our total ceded reinsurance recoverables, and all of these reinsurance recoverables were from reinsurers with an A.M. Best rating of  “A-” (Excellent) or better or are collateralized with letters of credit or by a trust agreement. The following table sets forth, for 2013, our ten most significant reinsurers by amount of reinsurance recoverables and the amount of reinsurance recoverables pertaining to each such reinsurer as well as its A.M. Best rating as of December 31, 2013:
Reinsurer	Reinsurance Recoverable as of December 31, 2013	A.M. Best Rating December 31, 2013
	(in thousands)
Berkley Insurance Company	$33,172	A+
Swiss Reinsurance America Corporation	23,150	A+
Cherokee Reinsurance SPC No. 6(1)	11,114	Unrated
QBE Reinsurance Corporation	7,382	A
Appalachian Reinsurance (Bermuda) Ltd.(1)	6,407	Unrated
Cherokee Reinsurance SPC No. 7(1)	6,305	Unrated
Aspen Insurance UK Ltd.	5,737	A
Lloyd’s Syndicate Number 4472	4,381	A
Munich Reinsurance America	3,610	A+
Safety National Casualty	3,104	A+
Top 10 Total	104,362
Other	15,105
Total	$119,467

(1)
Because these reinsurers are unrated, we are collateralized by each reinsurer for the recoverable amounts.

Reserve Policy
Over time, many insurance companies have underestimated the cost of future losses associated with insurance policies issued. We seek to establish reserves that will adequately meet our obligations. We have six actuaries on staff, and we engage independent actuarial consultants to review our decisions regarding reserves twice a year.
When setting our reserves, we use a blend of actuarial techniques that are chosen to reflect the nature of the lines of insurance we underwrite. We seek to be consistent and transparent in establishing our reserves.
In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss and our eventual payment of the loss. We establish loss and loss adjustment expense reserves for the ultimate payment of all losses and loss adjustment expenses incurred. We estimate the reserve for losses and loss adjustment expenses using individual case-basis valuations of reported claims. We also use statistical analyses to estimate the cost of losses that have been incurred but not reported to us. These estimates are based on historical information and on estimates of future trends that may affect the frequency of claims and changes in the average cost of claims that may arise in the future. We also consider various factors such as:
•
Loss emergence and insured reporting patterns;

•
Underlying policy terms and conditions;

•
Business and exposure mix;

•
Trends in claim frequency and severity;

•
Changes in operations;

•
Emerging economic and social trends;

•
Inflation;

•
Changes in the regulatory and litigation environments; and

•
Discussions with third-party actuarial consultants.

The procedures we use to estimate loss reserves assume that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. It also assumes that adequate historical or other data exists upon which to make these judgments. These estimates are by their nature subjective and imprecise, and ultimate losses and loss adjustment expenses may vary from established reserves.
Our Reserve Committee consists of our Chief Actuary, our President and Chief Operating Officer, our Chief Financial Officer, our Chief Accounting Officer and the presidents and chief actuaries of each of our three insurance segments. The Reserve Committee meets quarterly to review the actuarial recommendations made by each Chief Actuary and to decide on amounts to be recorded for the reserve for losses and loss adjustment expenses on our quarterly balance sheet.
The following table reflects our reserve development by segment during the nine-months ended September 30, 2014 and the calendar years 2013 to 2008 individually and in the aggregate.
Segment	Excess and Surplus Lines	Specialty Admitted Insurance	Casualty Reinsurance(1)	Grand Total
	(in thousands)
Calendar Year (except 2014)
2014 (nine months ended September 30, 2014 only)	$18,264	$3,251	$(2,413)	$19,102
2013	40,734(2)	1,410	(4,692)	37,452
2012	20,122(3)	(4,898)	(16,617)(4)	(1,393)
2011	21,034	1,712	(2,835)	19,911
2010	10,922	(381)	(857)	9,684
2009	3,193	1,591	(1,067)	3,717
2008	6,496	1,875	—	8,371
Cumulative Development	$120,765	$4,560	$(28,481)	$96,844

(1)
Casualty Reinsurance segment includes the underwriting results of our assumed crop reinsurance business which was terminated effective December 31, 2012.

(2)
Includes $11.7 million of favorable development on casualty lines from the 2009 accident year, $7.5 million of favorable development from the 2007 accident year and $5.7 million of favorable development from the 2008 accident year.

(3)
Includes $7.7 million of favorable development on casualty lines from the 2009 accident year, $4.0 million of favorable development from the 2007 accident year and $3.8 million of favorable development from the 2007 accident year.

(4)
$9.0 million of adverse development on assumed crop business almost entirely from the 2011 accident year and $7.6 million of adverse development on other assumed business.

Among the indicators of reserve strength that we monitor closely are the number of claims outstanding from a given year and the amount of incurred but not reported (“IBNR”) held on our balance sheet for claims that have been incurred but not yet reported to us. As a general rule, every known claim has a specific case reserve established against it which management believes is adequate to resolve the claim and pay attendant expenses. Another indicator of reserve strength that we monitor closely is the percentage of our gross and net loss reserves that are comprised of IBNR reserves.

The table below sets forth the percentage of claims closed by policy year for our Excess and Surplus Lines and Specialty Admitted Insurance segments.
Percentage of Claims Closed at December 31, 2013
Policy Year	Excess and Surplus Lines Segment	Specialty Admitted Insurance Segment
2004	95.7%	99.2%
2005	96.3%	99.8%
2006	93.0%	99.4%
2007	94.9%	99.6%
2008	89.7%	97.8%
2009	85.7%	97.0%
2010	74.0%	93.4%
2011	56.7%	87.2%
2012	35.0%	65.7%
The table below sets forth our IBNR, total gross reserves and the percentage that IBNR represents of the total gross reserves, in each case by segment and in the aggregate, at September 30, 2014. The percentage that IBNR represents of total gross reserves at September 30, 2014 is 71.7%, up from 70.9% at December 31, 2013.
	Gross Reserves at September 30, 2014
	IBNR	Total	IBNR % of Total
	(in thousands)
Excess and Surplus Lines	$341,537	$415,487	82.2%
Specialty Admitted Insurance	23,408	51,074	45.8%
Casualty Reinsurance	130,269	224,321	58.1%
Total	$495,214	$690,882	71.7%

The table below sets forth our IBNR, total net reserves and the percentage that IBNR represents of the total net reserves, in each case by segment and in the aggregate, at September 30, 2014. The percentage that IBNR represents of total net reserves at September 30, 2014 is 70.7%, up from 68.2% at December 31, 2013.
	Net Reserves at September 30, 2014
	IBNR	Total	IBNR % of Total
	($ in thousands)
Excess and Surplus Lines	$261,960	$327,003	80.1%
Specialty Admitted Insurance	19,748	45,336	43.6%
Casualty Reinsurance	122,178	199,143	61.4%
Total	$403,886	$571,482	70.7%

Reserve Development
We maintain reserves for specific claims incurred and reported, reserves for claims incurred but not reported and reserves for uncollectible reinsurance when appropriate. Our ultimate liability may be greater or less than current reserves. In the insurance industry, there is always the risk that reserves may prove inadequate. We continually monitor reserves using new information on reported claims and a variety of statistical techniques. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value.

The following table presents the development of balance sheet property-casualty loss reserves calculated in accordance with GAAP, as of December 31 in each of the years 2007 through 2013. This table does not present accident or policy year development data. The top line of the table shows the gross reserves as of December 31 for each of the indicated years and is reconciled to the net reserve by adjusting for reinsurance recoverables. This represents the estimated amount of net loss and loss adjustment expense arising in the current year and all prior years that are unpaid at the balance sheet date, including IBNR reserves. The table also shows the re-estimated amount of the previously recorded reserves as adjusted for new information received as of the end of each succeeding year.
The estimates change as more information becomes known about the frequency and severity of claims for individual years. The “net cumulative redundancy” represents the aggregate change to date from the original estimate on the third line of the table, “reserves for property-casualty losses, originally stated, net of reinsurance.” The “gross cumulative redundancy” represents the aggregate change to date from the original estimate on the top line of the table, “gross reserves for property-casualty losses.” The table also shows the cumulative net paid amounts as of successive years with respect to the net reserve liability. For example, the liability for losses and loss adjustment expenses net of reinsurance at the end of 2008 for 2008 and all prior years was originally estimated to be $354.1 million. Five years later, as of December 31, 2013, this amount was re-estimated to be $290.7 million, of which $242.5 million had been paid, leaving a reserve of  $48.2 million for losses and loss adjustment expenses for 2008 and prior years remaining unpaid as of December 31, 2013.
	2007	2008	2009	2010	2011	2012	2013
	(in thousands)
Gross reserves for property-casualty losses	$394,209	$434,588	$477,519	$511,386	$565,955	$709,721	$646,452
Reinsurance recoverable	98,190	80,534	80,894	89,793	89,194	175,812	119,467
Reserves for property-casualty losses originally stated, net of reinsurance	296,019	354,054	396,625	421,593	476,761	533,909	526,985
Cumulative net paid losses,
1 year later	68,055	90,360	93,118	115,667	177,325	171,925
2 years later	126,998	151,646	174,540	205,251	290,710
3 years later	160,548	196,005	226,637	255,301
4 years later	183,317	226,552	259,706
5 years later	198,569	242,538
6 years later	206,372
Net reserves re-estimated as of
1 year later	287,649	350,337	386,940	401,682	478,155	496,457
2 years later	285,316	340,284	356,758	387,183	440,108
3 years later	277,918	319,067	341,377	351,427
4 years later	260,935	308,755	311,756
5 years later	253,269	290,705
6 years later	240,698
Net cumulative redundancy	55,321	63,349	84,869	70,166	36,653	37,452
Net reserves for losses and loss adjustment expenses re-estimated	240,698	290,705	311,756	351,427	440,108	496,457
Reinsurance recoverable re-estimated	80,106	60,532	48,203	48,119	69,278	155,838
Gross reserves for losses and loss adjustment expenses re-estimated	320,804	351,237	359,959	399,546	509,386	652,295
Gross cumulative redundancy	$73,405	$83,351	$117,560	$111,840	$56,569	$57,426
Net cumulative redundancy represents the change in the estimate from the original balance sheet date to the date of the current estimate. For example, the liability for losses and loss adjustment expenses developed a $63.3 million redundancy from December 31, 2008 to December 31, 2013. Conditions and trends that have affected the development of loss reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on the table. Gross cumulative redundancy is presented before deductions for reinsurance. Gross deficiencies and redundancies may be significantly more or less than net deficiencies and redundancies due to the nature and extent of applicable reinsurance.
See Note 6 to the Notes to the Audited Consolidated Financial Statements and the discussion under “Critical Accounting Estimates” for a discussion of estimates and assumptions related to the reserves for losses and loss adjustment expenses.
Investment Strategy
One benefit of reinsuring a portion of our business to a Bermuda affiliate is that we have been able to build, and expect to continue building, a substantial asset base in a domicile where corporate earnings, including investment returns, are not taxed. At September 30, 2014, approximately 64% of our cash and invested assets were held by JRG Re in Bermuda with the remainder held by our U.S. subsidiaries. In 2013, our group’s total effective tax rate was 12.6%.
The prolonged low interest rate environment has made it more difficult for insurance companies to earn attractive returns on capital because of reduced investment income. Writing casualty insurance (which generally has a longer holding period for reserves than property insurance), has allowed us to build our asset base so that cash and invested assets now represent 2.9 times our tangible equity.
We attempt to generate better than market average risk-adjusted returns in our investment portfolio by taking measured risks based upon detailed knowledge of certain niche asset classes. We are not a hedge fund that seeks primarily to generate profits by investing the float from an affiliated insurance or reinsurance company. We are an insurance company that seeks to make “both sides” of the balance sheet work to generate better than market average risk-adjusted returns. While we are willing to make investments in non-traditional types of investments, we avoid risks that we do not understand well, as well as structures or situations we think could cause substantial loss of capital.
The majority of our investment portfolio is invested in what we refer to as our Core Portfolio of investment grade fixed income securities. This portfolio provides predictable income with low risk of principal loss. We seek to augment the return on the Core Portfolio by investing in bank loans, higher yielding securities and private investments. We designed these strategies to improve our investment return and are focused on opportunistic investing in areas where we believe our management, directors or employees have expertise or understanding of the risk and return of the investment.
Our strategy is designed to earn higher returns than an investment grade fixed income strategy while maintaining a high overall credit rating and investing in asset classes and allocations that are consistent with the insurance regulatory and rating agency framework within which we operate. We generally focus on securities that provide some current income.

A summary of our investment portfolio at September 30, 2014 is as follows:
	September 30, 2014
Portfolio	Book Value	Market Value	Carrying Value	Book Yield	% of Carrying Value
	($ in millions)
Core	$771.7	$784.2	$784.2	2.25%	63.5%
Bank Loans	259.1	256.9	257.4	5.49%	20.9%
Incremental Yield	147.3	154.9	154.9	6.35%	12.5%
Private Investments			38.0	NA	3.1%
Total			$1,234.5		100.0%
Less cash and cash equivalents in Core and Bank Loans			$(24.1)
Total Invested Assets			$1,210.4
We have generally managed our overall portfolio to a duration of 3 to 5 years. At September 30, 2014, the average duration of our investment portfolio, excluding bank loans, was 3.9 years, and the duration for bank loans is 0.2 years, resulting in an approximate duration for the entire portfolio of three years.
Core Portfolio
The Core Portfolio consists of cash and investment grade fixed income securities. Our objective in the Core Portfolio is to earn attractive risk-adjusted returns with a low risk of loss of principal. We use a third-party manager(s) to manage the Core Portfolio.
Bank Loans
The Bank Loan portfolio primarily consists of investments in participations in syndicated bank loans, but may also include a small allocation of bonds. Bank loans in our portfolio are generally senior secured loans with an average credit quality of B and floating interest rates based on spreads over LIBOR. We believe bank loans are an attractive asset class because (1) floating-rate loans help to reduce our risk of loss in the event of rising interest rates, (2) the loans are generally senior secured, (3) the asset class has a history of relatively high recovery rates in the event of default, (4) the portfolio provides an attractive yield and (5) the maturities of the loans are relatively short (average of 5 years). We invest in this asset class by owning individual loan participations that are carried at amortized cost less any loan loss allowance. We have over five years of experience in investing in this asset class through a third-party manager.
Incremental Yield Portfolio
The Incremental Yield Portfolio consists of investments in low investment grade and below investment grade bonds, preferred stocks, dividend paying common equities and publicly-traded partnerships. The average credit quality of the fixed income securities in this portfolio as of September 30, 2014 is BBB-. We generally invest in fixed income securities where we believe that risk of default is low relative to the potential yield on the securities. Historically, we made significant purchases of below investment grade securities that were trading at a discount to par. More recently as such opportunities are limited, we have been opportunistically investing in high yield securities where we believe we have expertise or an understanding of the risk. We own preferred stocks, generally in the financial services industry. In some instances, we will purchase common equity securities and master limited partnerships. However, these purchases are generally used as an effective means to get access to some high yielding asset class. As of September 30, 2014, only $10.8 million of the incremental yield portfolio is invested in common equities and master limited partnerships. The Incremental Yield Portfolio was initiated in 2010.
Private Investment Portfolio
We make selective investments in private debt or equity securities in areas where we see significant opportunity or attractive risk and return characteristics. We focus on investments where we believe we have an understanding of the risk and opportunity and have the ability to monitor them closely. At

September 30, 2014, we held six private investments and one publicly-traded equity investment with a total carrying value of  $38.0 million. During the nine months ended September 30, 2014, we have realized final returns on two private investments resulting in pre-tax internal rates of return of 13.1% and 34.2% over the life of these investments. Our portfolio consists of investments in wind and solar energy, banking, small cap equities and a fund focused on below investment grade securities. Since initiating our private investment strategy, we have realized final returns on four investments with a pre-tax internal rate of return of 50.5%. We are opportunistic in our private investment strategy and our portfolio may grow or shrink based on the opportunities available to us. Despite being only 3.1% of our portfolio, we believe our Private Investment Portfolio has added meaningful returns to our tangible equity. Our Private Investment strategy does have significant risk and not all investments are successful and as a result we intentionally keep this portfolio as a small portion of the overall investment portfolio.
Our recent total returns on our portfolio are as follows:
	2011	2012	2013	9 Months ended September 30, 2014	Trailing 3 Years ended September 30, 2014
Core	7.15%	4.06%	-1.30%	2.14%	1.97%
Bank Loans	3.23%	15.30%	8.95%	3.48%	10.72%
Incremental	12.18%	15.16%	1.41%	7.59%	10.10%
Subtotal	6.79%	7.44%	1.00%	3.17%	4.63%
Total returns are calculated as the realized or unrealized gain or loss of an asset plus interest and dividends paid while the asset is held.
We consider a portion of our investment portfolio to be invested in non-traditional investments. We consider non-traditional investments to include investments that are (1) not rated bond or fixed income securities (2) non-listed equities or (3) investments that generally have less liquidity than rated bond or fixed income securities or listed equities. We characterize these investments as non-traditional because we do not believe that these types of investments are commonly held by property-casualty insurance companies. Non-traditional investments held at September 30, 2014 and their respective percentage of our total invested assets at such date consist of syndicated bank loans (19.1%), interests in limited liability companies that invest in renewable energy opportunities (1.9%), limited partnerships that invest in debt or equity securities (0.4%), and a private debt security (0.4%). We will continue to actively review opportunities to invest in non-traditional assets and may invest in additional non-traditional assets in the future.
Our invested assets totaled $1,210.4 million as of September 30, 2014. The weighted average credit rating of our portfolio of fixed maturity securities, bank loans and redeemable preferred stocks as of September 30, 2014 was “A”. We have intentionally maintained a cautious interest rate position by having an average duration of approximately 3.0 years at September 30, 2014. This duration represents a reduction from our duration in recent years and is designed to reduce or risk of decreases in book value resulting from increases in interest rates. Based on the current duration of 3.0 years, a 1.0% increase in interest rates would result in a pretax decline in the market value of our portfolio of approximately $35.9 million.
Insurance Cycle Management and Growth
As discussed under “Insurance and Reinsurance Industry Overview,” the insurance and reinsurance business is cyclical in nature, with “hard” and “soft” cycles. Hard markets occur when insurance underwriters limit their exposure in a line of business or across their entire portfolio. When underwriters exercise restraint, insurance buyers are forced to pay more to induce underwriters to cover their risks. A hard market can also be created by economic expansions when capital committed to backing insurance policies does not grow as fast as demand for insurance. There is generally a correlation between interest rates and the willingness of insurance companies to commit their capital to writing insurance. When fixed income yields are low, insurance companies need to raise insurance prices to improve underwriting results in order to offset loss of investment income.

We are currently in a growth phase for our business overall, particularly for our U.S. primary operations. In both our Excess and Surplus Lines and Specialty Admitted Insurance segments, we are experiencing growth in premiums driven by rate increases as well as increases in policy count and exposures. The table below shows the increases in gross written premiums we have achieved in our Excess and Surplus Lines and Specialty Admitted Insurance segments from 2010 through 2013.
	2013		2012		2011		2010
Gross Written Premiums	$	% Change	$	% Change	$	% Change	$	Cumulative Change for Period
	($ in thousands)
Excess and Surplus Lines	$192,394	21.3%	$158,654	21.1%	$131,007	12.8%	$116,109	65.7%
Specialty Admitted Insurance	20,594	(43.9)%	36,709	(5.0)%	44,914	27.8%	35,144	(41.4)%
Casualty Reinsurance	155,530	(47.6)%	296,568	(5.8)%	314,900	225.7%	96,695	60.8%
Grand Total	$368,518	(25.1)%	$491,931	1.5%	$490,821	98.0%	$247,948	48.6%

In years prior to those presented, the business written at our U.S. primary operations has, at times, been subject to “soft” market conditions, reflected both in price decreases as well as reduced underlying exposures. The recession in the United States from 2008 – 2010 was a significant driver of these soft market conditions.
As discussed in, “Insurance and Reinsurance Industry Overview,” our Excess and Surplus Lines segment is the most sensitive to hard and soft markets. We have, therefore, sought to diversify this business by geography, line of business and also revenue stream. From 2006 to 2010, we reduced the gross written premiums in this business from $249.1 million to $116.1 million, or 53.4%. While we have been growing this business, and achieving rate increases for several periods through September 30, 2014, there will likely be periods in the future where our growth moderates, stagnates or turns negative.
We believe, however, that our Excess and Surplus Lines segment will be able to make an underwriting profit regardless of the state of the underwriting cycle. This belief has been borne out by our historical results in this segment which has had a weighted average combined ratio of 83.9% for the period from January 1, 2008 through September 30, 2014.
Traditionally, admitted insurance lines have been very susceptible to market cycles. We believe this trend is continuing. We seek to isolate ourselves from these trends in our Specialty Admitted Insurance segment by writing lines of business we believe are slightly less competitive, by prudently purchasing reinsurance and by being willing to dramatically reduce our writings when market conditions warrant.
A material portion of the profitability we seek to achieve from our program and fronting business will come from fee income that is generated via policies that are issued by our insurance companies and then mostly or wholly reinsured to third parties. Because we earn substantial fees from underwriting business on which we retain little or no insurance risk, this business can be profitable to us even in soft market conditions. We generally seek a fronting fee of 5% or more of gross written premiums on this business. Although we have written only $18.2 million of gross written premiums for fronting and program business for the first nine months of 2014 ($4.7 million on a net basis), we expect that this fee income will become material in future periods and provide us with a steady revenue stream that will be relatively insulated from conditions in the admitted insurance market.
In the Casualty Reinsurance segment, we have the ability to manage the cycle by growing or shrinking our business according to market conditions and the corresponding prices and terms being offered for the assumption of specific risks. We have a small team of six people in Bermuda who underwrite and administer the business written by JRG Re in Bermuda. Accordingly, our overhead is low and does not necessitate us growing this business from its current size, and in fact it could shrink if necessary.
Competition
We compete in a variety of markets against a variety of competitors depending on the nature of the risk and coverage being underwritten. The competition for any one account may range from large international firms to smaller regional companies in the domiciles in which we operate. To remain competitive, our strategy includes, among other measures: (1) focusing on rate adequacy and underwriting discipline, (2) leveraging our distribution network, (3) controlling expenses, (4) maintaining financial strength and issuer credit ratings and (5) providing quality services to agents and policyholders.
Excess and Surplus Lines
Competition within the E&S lines marketplace comes from a wide range of carriers. In addition to mature E&S companies that operate nationwide, there is competition from carriers formed in recent years. The Excess and Surplus Lines segment may also compete with national and regional carriers from the standard market willing to underwrite selected accounts on an admitted basis. Competitors to this segment include Scottsdale Insurance Company (Nationwide Mutual Group), Markel Corporation, Burlington Insurance Group, Liberty Surplus Insurance Corporation, AXIS Capital Holdings Limited, Arch Capital Group Ltd., Admiral Insurance Co. (W. R. Berkley Corporation), Lexington Insurance Company (American International Group, Inc.), Western World Insurance Group, Inc., Mt. Hawley Insurance Company (RLI Corporation), Colony Specialty Insurance Company (Argo Group International Holdings, Ltd.) and Houston Casualty Company (HCC Insurance Holdings, Inc.).
Specialty Admitted Insurance
Due to the diverse nature of the products offered by the Specialty Admitted Insurance segment, competition comes from various sources. The majority of the competition comes from regional companies or regional subsidiaries of national carriers in the domiciles in which they operate. National carriers tend to compete for larger accounts along all product lines. Competitors to this segment include Builders Mutual Insurance Company, Key Risk Insurance Company (W. R. Berkley Corporation), American Interstate Insurance Company (AMERISAFE, Inc.) and FFVA Mutual Insurance Co.
Casualty Reinsurance
The reinsurance industry is highly competitive. We expect to compete with major reinsurers, most of which are well-established, have a significant operating history and strong financial strength ratings and have developed long-standing client relationships. Competitors to this segment include Maiden Holdings, Ltd., Hamilton Re, Ltd., PartnerRe Ltd. and Third Point Reinsurance Ltd.
Geographic Information
For each of the three years ended December 31, 2013, 2012 and 2011 and the nine months ended September 30, 2014, 100% of the gross written premiums and net earned premiums were generated from policies issued to U.S.-based insureds.
Properties
We lease office space in Bermuda, where our principal executive office is located and our casualty reinsurance segment is based. We also lease offices in (1) Raleigh, North Carolina, where our U.S. holding company, James River Group is based, and we conduct business in our Specialty Admitted Insurance segment and (2) Richmond, Virginia, Scottsdale, Arizona and Atlanta, Georgia for the conduct of business in our Excess and Surplus Lines segment. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed.
Employees
As of September 30, 2014, we had approximately 280 employees located in the United States and 8 employees located in Bermuda. All of our employees are full time. Our employees are not subject to any collective bargaining agreement and we are not aware of any current efforts to implement such an agreement. We believe we have good working relations with our employees.
Intellectual Property
We hold U.S. federal service mark registration of our corporate logo and several other company trademark registrations or applications for registration with the U.S. Patent and Trademark Office. Such registrations protect our intellectual property from confusingly similar use. We monitor our trademarks and service marks and protect them from unauthorized use as necessary.

We use licensed and proprietary systems and technologies in our underwriting. The licenses have terms that expire at various times from 2014 to 2028. We believe that we can utilize other available systems and technologies in the event that the licenses are not renewed upon their expiration.
Legal Proceedings
We are party to legal proceedings which arise in the ordinary course of business. We believe that the outcome of such matters, individually and in the aggregate, will not have a material adverse effect on our consolidated financial position.

CERTAIN REGULATORY CONSIDERATIONS
Bermuda Insurance Regulation
The Insurance Act provides that no person shall carry on insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA. The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose at any time.
The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies.
The Insurance Act imposes on Bermuda insurance companies’ solvency and liquidity standards, as well as auditing and reporting requirements. Certain significant aspects of the Bermuda insurance regulatory framework applicable to Class 3B insurers are set forth below.
Classification of Insurers
The Insurance Act distinguishes between insurers carrying on long-term business, insurers carrying on general business and insurers carrying on special purpose business. There are six classifications of insurers carrying on general business, ranging from Class 1 insurers (pure captives) to Class 4 insurers (very large commercial underwriters). JRG Re is licensed as a Class 3B insurer.
Classification as a Class 3B insurer
A body corporate is registrable as a Class 3B insurer where (1) 50% or more of its net premiums written or (2) 50% or more of its net loss and loss expense provisions, represent unrelated business and its total net premiums written from unrelated business are $50.0 million or more.
Minimum Paid-Up Share Capital
The minimum amount of fully paid up share capital for a Class 3B insurer is $120,000.
Principal Representative and Principal Office
An insurer is required to maintain a principal office and to appoint and maintain a principal representative in Bermuda. For the purposes of the Insurance Act, the principal office of JRG Re is located at 32 Victoria Street, Hamilton Bermuda HM 12. JRG Re’s principal representative is Kevin B. Copeland. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative to forthwith notify the BMA where the principal representative believes there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred. Examples of a reportable “event” include a failure by the insurer to comply substantially with a condition imposed upon it by the BMA relating to a solvency margin or a liquidity or other ratio, a significant loss reasonably likely to cause the insurer to fail to comply with its enhanced capital requirement (discussed below) and the occurrence of a material change (as such term is defined under the Insurance Act) in its business operations. Within 14 days of such notification to the BMA, the principal representative must furnish the BMA with a written report setting out all the particulars of the case that are available to the principal representative. Where there has been a significant loss which is reasonably likely to cause the insurer to fail to comply with its enhanced capital requirement, the principal representative must also furnish the BMA with a capital and solvency return reflecting an enhanced capital requirement prepared using post-loss data. The principal representative must provide this within 45 days of notifying the BMA regarding the loss. Furthermore, where a notification has been made to the BMA regarding a material change, the principal representative has 30 days from the date of such notification to furnish the BMA with unaudited interim statutory financial statements in relation to such period as the BMA may require, together with a general business solvency certificate in respect of those statements.
Loss Reserve Specialist
A Class 3B insurer must appoint an individual approved by the BMA to be its loss reserve specialist. In order to qualify as an approved loss reserve specialist, the applicant must be an individual and possess adequate professional qualifications as a casualty actuary and/or possess adequate experience to assess the sufficiency of insurance reserves of the insurer. The Class 3B insurer is required to submit annually an opinion of its approved loss reserve specialist with its statutory financial return in respect of its loss and loss expense provisions.
Annual Financial Statements
A Class 3B insurer must prepare and submit, on an annual basis, both audited GAAP and statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, income statement, a statement of capital and surplus and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer. In addition, a Class 3B insurer is also required to prepare and submit to the BMA financial statements which have been prepared under generally accepted accounting principles or international financial reporting standards (“GAAP financial statements”). The Company’s annual GAAP and statutory financial statements are required to be filed with the BMA within four months from the end of the relevant financial year (unless specifically extended). The statutory financial statements do not form part of the public records maintained by the BMA but the GAAP financial statements are available for public inspection.
Annual Statutory Financial Return and Annual Capital and Solvency Return
A Class 3B insurer is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, a general business solvency certificate, the statutory financial statements themselves and the opinion of the loss reserve specialist. The principal representative and at least two directors of the insurer must sign the solvency certificate. The directors are required to certify whether the minimum solvency margin has been met, and the independent approved auditor is required to state whether in its opinion it was reasonable for the directors to make this certification. Where an insurer’s accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.
In addition, each year the insurer is also required to file with the BMA a capital and solvency return along with its annual financial statutory return. The prescribed form of capital and solvency return comprises the insurer’s Bermuda Solvency Capital Requirement (the “BSCR”) model or an approved internal capital model in lieu thereof  (more fully described below), a schedule of fixed income investments by rating categories, a schedule of net loss and loss expense provisions by line of business, a schedule of premiums written by line of business, a schedule of risk management, a schedule of fixed income securities, a schedule of commercial insurer’s solvency self assessment (CISSA), a schedule of catastrophe risk return, a schedule of loss triangles or reconciliation of net loss reserves and a schedule of eligible capital.
Neither the statutory financial return nor the capital and solvency return is available for public inspection.
Quarterly Financial Statements
A Class 3B insurer, not otherwise subject to group supervision (described below), is required to prepare and file quarterly financial returns with the BMA on or before the last day of the months May, August and November of each year. The quarterly financial returns consist of  (1) quarterly unaudited financial statements for each financial quarter (which must minimally include a balance sheet and income statement and must also be recent and not reflect a financial position that exceeds two months) and (2) a list and details of material intra-group transactions and risk concentrations that have materialized since the most recent quarterly or annual financial returns, details surrounding all intra-group reinsurance and retrocession arrangements and other intra-group risk transfer insurance business arrangements that have materialized since the most recent quarterly or annual financial returns and details of the ten largest exposures to unaffiliated counterparties and any other unaffiliated counterparty exposures exceeding 10% of the insurer’s statutory capital and surplus. Quarterly financial statements are not required where the Class 3B insurer is subject to group supervision. JRG Re is not currently subject to group supervision.
Independent Approved Auditor
A Class 3B insurer must appoint an independent auditor who will annually audit and report on the insurer’s GAAP financial statements, its statutory financial statements and its statutory financial returns, each of which are required to be filed annually with the BMA. The auditor must be approved by the BMA as the independent auditor of the insurer. If the insurer fails to appoint an approved auditor or at any time fails to fill a vacancy for such auditor, the BMA may appoint an approved auditor for the insurer and shall fix the remuneration to be paid to the approved auditor within 14 days, if not agreed sooner by the insurer and the auditor.
Non-insurance Business
No Class 3B insurer may engage in non-insurance business unless that non-insurance business is ancillary to its core business. Non-insurance business means any business other than insurance business and includes carrying on investment business, managing an investment fund as operator, carrying on business as a fund administrator, carrying on banking business, underwriting debt or securities or otherwise engaging in investment banking, engaging in commercial or industrial activities and carrying on the business of management, sales or leasing of real property. Class 3B insurers registered before December 31, 2012 will be permitted to continue engaging in non-insurance business but must discontinue doing so not later than year-end 2016.
Minimum Liquidity Ratio
The Insurance Act provides a minimum liquidity ratio for general business. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable and funds held by ceding reinsurers. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined) and letters of credit and guarantees.
Minimum Solvency Margin and Enhanced Capital Requirements
The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin (“MSM”). The MSM that must be maintained by a Class 3B insurer with respect to its general business shall be equal to the greatest of  (1) $1.0 million, (2) 20% of the first $6.0 million of net premiums written; if in excess of  $6.0 million, the figure is $1.2 million plus 15% of net premiums written in excess of  $6.0 million, (3) 15% of net discounted aggregate losses and loss expense provisions and other insurance reserves or (4) 25% of the ECR (as defined below) as reported at the end of the relevant year.
Class 3B insurers are also required to maintain available statutory capital and surplus at a level equal to or in excess of its enhanced capital requirement (“ECR”) which is established by reference to either the BSCR model or an approved internal capital model.

The BSCR model is a risk-based capital model which provides a method for determining an insurer’s capital requirements (statutory capital and surplus) by taking into account the risk characteristics of different aspects of the insurer’s business. The BSCR formulae establish capital requirements for eight categories of risk: fixed income investment risk, equity investment risk, interest rate/liquidity risk, premium risk, reserve risk, credit risk, catastrophe risk and operational risk. For each category, the capital requirement is determined by applying factors to asset, premium, reserve, creditor, probable maximum loss and operation items, with higher factors applied to items with greater underlying risk and lower factors for less risky items.
While not specifically referred to in the Insurance Act, the BMA has also established a target capital level (the “TCL”) for each Class 3B insurer equal to 120% of its ECR. While a Class 3B insurer is not currently required to maintain its statutory capital and surplus at this level, the TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will likely result in increased regulatory oversight.
Any Class 3B insurer which at any time fails to meet its MSM requirements must, upon becoming aware of such failure, immediately notify the BMA and, within 14 days thereafter, file a written report with the BMA containing particulars of the circumstances that gave rise to the failure and setting out its plan detailing specific actions to be taken and the expected timeframe in which the company intends to rectify the failure.
Any Class 3B insurer which at any time fails to meet its enhanced capital requirement applicable to it shall upon becoming aware of that failure, or of having reason to believe that such a failure has occurred, immediately notify the BMA in writing and within 14 days of such notification file with the BMA a written report containing particulars of the circumstances leading to the failure; and a plan detailing the manner, specific actions to be taken and time within which the insurer intends to rectify the failure and within 45 days of becoming aware of that failure, or of having reason to believe that such a failure has occurred, furnish the BMA with (1) unaudited interim statutory financial statements covering such period as the BMA may require, (2) the opinion of a loss reserve specialist where applicable, (3) a general business solvency certificate in respect of the financial statements and (4) a capital and solvency return reflecting an enhanced capital requirement prepared using post failure data where applicable.
Eligible Capital
To enable the BMA to better assess the quality of the insurer’s capital resources, a Class 3B insurer is required to disclose the makeup of its capital in accordance with a ‘3-tiered capital system’. Under this system, all of the insurer’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of 3 tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified Tier 1 Capital, lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital may be used to support the insurer’s MSM, ECR and TCL.
The characteristics of the capital instruments that must be satisfied to qualify as Tier 1, Tier 2 and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012 and any amendments thereto. Under these rules, Tier 1, Tier 2 and Tier 3 Capital may, until January 1, 2024, include capital instruments that do not satisfy the requirement that the instrument be non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, of the ECR.
Where the BMA has previously approved the use of certain instruments for capital purposes, the BMA’s consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.
Code of Conduct
Every Bermuda registered insurer must comply with the Insurance Code of Conduct (the “Bermuda Code of Conduct”) which prescribes the duties and standards that must be complied with to ensure sound corporate governance, risk management and internal controls are implemented. The BMA will assess an insurer’s compliance with the Bermuda Code of Conduct in a proportionate manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Bermuda Code of

Conduct will be taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation (see below) and will be a factor in calculating the operational risk charge under the insurer’s BSCR or approved internal model.
Restrictions on Dividends and Distributions
A Class 3B insurer is prohibited from declaring or paying a dividend if it is in breach of its MSM, ECR or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its MSM or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA. Following the distribution of  $70.0 million in dividends to our shareholders, which was declared in August 2014 and financed in part by a $50.0 million dividend paid to the Company by JRG Re, JRG Re has the capacity to pay dividends of  $71.2 million.
In addition, a Class 3B insurer is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least 2 directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.
Reduction of Capital.  No general business insurer may reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer’s paid in share capital, its contributed surplus (sometimes called additional paid in capital) and any other fixed capital designated by the BMA as statutory capital (such as letters of credit).
Class 3B insurers seeking to reduce their statutory capital by 15% or more, as set out in its previous year’s financial statements, must also submit an affidavit signed by at least 2 directors (one of whom must be a Bermuda resident director if any of the company’s directors are resident in Bermuda) and the principal representative stating that the proposed reduction will not cause the company to fail its relevant margins. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.
Fit and Proper Controllers
The BMA maintains supervision over the controllers of all registered insurers in Bermuda. A controller includes (1) the managing director of the registered insurer or its parent company; (2) the chief executive of the registered insurer or of its parent company; (3) a shareholder controller; and, (4) any person in accordance with whose directions or instructions the directors of the registered insurer or of its parent company are accustomed to act.
The definition of shareholder controller is set out in the Insurance Act but generally refers to (1) a person who holds 10% or more of the shares carrying rights to vote at a shareholders’ meeting of the registered insurer or its parent company or (2) a person who is entitled to exercise 10% or more of the voting power at any shareholders’ meeting of such registered insurer or its parent company, or (3) a person who is able to exercise significant influence over the management of the registered insurer or its parent company by virtue of its shareholding or its entitlement to exercise, or control the exercise of, the voting power at any shareholders’ meeting. A shareholder controller that owns 10% or more but less than 20% of the shares as described above is defined as a 10% shareholder controller; a shareholder controller that owns 20% or more but less than 33% of the shares as described above is defined as a 20% shareholder controller; a shareholder controller that owns 33% or more but less than 50% of the shares as described above is defined as a 33% shareholder controller; and a shareholder controller that owns 50% or more of the shares as described above is defined as a 50% shareholder controller. Where the shares of a registered insurer, or the shares of its parent company, are traded on a recognized stock exchange, and such person becomes a 10%, 20%, 33% or 50% shareholder controller of the insurer, that person shall, within 45 days, notify the BMA in writing that he has become such a controller.

The BMA may file a notice of objection to any person who has become a controller of any description where it appears that such person is not, or is no longer, a fit and proper person to be a controller of the registered insurer. Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which shall be taken into account by the BMA in making its final determination. Any person who continues to be a controller of any description after having received a notice of objection shall be guilty of an offence and shall be liable on summary conviction to a fine of $25,000 (and a continuing fine of  $500 per day for each day that the offence is continuing) or, if convicted on indictment, to a fine of  $100,000 and/or 2 years in prison.
Notification by Registered Person of Change of Controllers and Officers
All registered insurers are required to give written notice to the BMA of the fact that a person has become, or ceased to be, a controller or officer of the registered insurer within 45 days of becoming aware of such fact. An officer in relation to a registered insurer means a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.
Notification of Material Changes
All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (1) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act, (2) the amalgamation with or acquisition of another firm, (3) engaging in unrelated business that is retail business, (4) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (5) outsourcing all or substantially all of the company’s actuarial, risk management and internal audit functions, (6) outsourcing all or a material part of an insurer’s underwriting activity, (7) the transfer other than by way of reinsurance of all or substantially all of a line of business and (8) the expansion into a material new line of business.
No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the BMA that it intends to effect such material change and before the end of 14 days, either the BMA has notified such company in writing that it has no objection to such change or that period has lapsed without the BMA having issued a notice of objection.
Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which shall be taken into account by the BMA in making its final determination.
Group Supervision
The BMA may, in respect of an insurance group, determine whether it is appropriate for it to act as its group supervisor. An insurance group is defined as a group of companies that conducts exclusively, or mainly, insurance business. The BMA may make such determination where it ascertains that (1) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long-term insurer or another class of insurer designated by order of the BMA) (2) where the insurance group is not headed by a “specified insurer,” where it is headed by a parent company which is incorporated in Bermuda or (3) where the parent company of the group is not a Bermuda company, in circumstances where the BMA is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.
Where the BMA determines that it should act as the group supervisor, it shall designate a specified insurer that is a member of the insurance group to be the designated insurer (the “Designated Insurer”) and it shall give to the Designated Insurer and other competent authorities written notice of its intention to act as group supervisor. Once the BMA has been designated as group supervisor, the Designated Insurer must ensure that an approved group actuary is appointed to provide an opinion as to the adequacy of the insurance group’s insurance reserves as reported in its group statutory financial statements.
Pursuant to its powers under the Insurance Act, the BMA will maintain a register of particulars for every insurance group for which it acts as the group supervisor detailing, among other things, the names and addresses of the Designated Insurer; each member company of the insurance group falling within the scope of group supervision; the principal representative of the insurance group in Bermuda; other competent authorities supervising other member companies of the insurance group; and the insurance group auditors. The Designated Insurer must notify the BMA of any changes to the above details entered on the register of an insurance group.
As group supervisor, the BMA will perform a number of supervisory functions, including (1) coordinating the gathering and dissemination of information which is of importance for the supervisory task of other competent authorities, (2) carrying out a supervisory review and assessment of the insurance group, (3) carrying out an assessment of the insurance group’s compliance with the rules on solvency, risk concentration, intra group transactions and good governance procedures, (4) planning and coordinating, with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations, (5) coordinating any enforcement action that may need to be taken against the insurance group or any of its members and (6) planning and coordinating meetings of colleges of supervisors (consisting of insurance regulators) in order to facilitate the carrying out of the functions described above.
In carrying out its functions, the BMA may make rules for (1) assessing the financial situation and the solvency position of the insurance group and/or its members and (2) regulating intra group transactions, risk concentration, governance procedures, risk management and regulatory reporting and disclosure.
Supervision, Investigation, Intervention and Disclosure
The BMA may, by notice in writing served on a registered person or a designated insurer, require the registered person or designated insurer to provide such information and/or documentation as the BMA may reasonably require with respect to matters that are likely to be material to the performance of its supervisory functions under the Insurance Act. In addition, it may require such person’s auditor, underwriter, accountant or any other person with relevant professional skill to prepare a report on any aspect pertaining thereto. In the case of a report, the person so appointed shall immediately give the BMA written notice of any fact or matter of which he becomes aware or which indicates to him that any condition attaching to his registration under the Insurance Act is not or has not or may not be or may not have been fulfilled and that such matters are likely to be material to the performance of its functions under the Insurance Act. If it appears to the BMA to be desirable in the interests of the clients of a registered person or relevant insurance group, the BMA may also exercise these powers in relation to subsidiaries, parent companies and other affiliates of the registered person or designated insurer.
If the BMA deems it necessary to protect the interests of the policyholders or potential policyholders of an insurer or insurance group, it may appoint one or more competent persons to investigate and report on the nature, conduct or state of the insurer’s or the insurance group’s business, or any aspect thereof, or the ownership or control of the insurer or insurance group. If the person so appointed thinks it necessary for the purposes of his investigation, he may also investigate the business of any person who is or has been at any relevant time, a member of the insurance group or of a partnership of which the person being investigated is a member. In this regard, it shall be the duty of every person who is or was a controller, officer, employee, agent, banker, auditor, accountant, barrister and attorney or insurance manager to produce to the person appointed such documentation as he may reasonably require for purposes of his investigation, and to attend and answer questions relevant to the investigation and to otherwise provide such assistance as may be necessary in connection therewith.
Where the BMA suspects that a person has failed to properly register under the Insurance Act or that a registered person or designated insurer has failed to comply with a requirement of the Insurance Act or that a person is not, or is no longer, a fit and proper person to perform functions in relation to a regulated activity, it may, by notice in writing, carry out an investigation into such person (or any other person connected thereto). In connection therewith, the BMA may require every person who is or was a controller, officer, employee, agent, banker, auditor, accountant, barrister and attorney or insurance manager to make a report and produce such documents in his care, custody and control and to attend before the BMA to answer questions relevant to the BMA’s investigation and to take such actions as the BMA may direct. The BMA may also enter any premises for the purposes of carrying out its investigation and may petition the court for a warrant if it believes a person has failed to comply with a notice served on him or there are reasonable grounds for suspecting the completeness of any information or documentation produced in response to such notice or that its directions will not be complied with or that any relevant documents would be removed, tampered with or destroyed.
If it appears to the BMA that the business of the registered insurer is being so conducted that there is a significant risk of the insurer becoming insolvent, or that the insurer is in breach of the Insurance Act or any conditions imposed upon its registration, or the minimum criteria stipulated in the Insurance Act is not or has not been fulfilled in respect of a registered insurer, or that a person has become a controller without providing the BMA with the appropriate notice or in contravention of a notice of objection, or the registered insurer is in breach of its ECR, or that a designated insurer is in breach of any provision of the Insurance Act or the regulations or rules applicable to it, the BMA may issue such directions as appear desirable for safeguarding the interests of policyholders or potential policyholders of the insurer or the insurance group. The BMA may direct an insurer, for itself and in its capacity as designated insurer of the insurance group of which it is a member, (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of, a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments, (7) to limit its premium income, (8) not to enter into specified transactions with any specified person or persons of a specified class, (9) to provide such written particulars relating to the financial circumstances of the insurer as the BMA thinks fit, (10) (as an individual insurer only and not in its capacity as designated insurer) to obtain the opinion of a loss reserve specialist and submit it to the BMA and/or (11) to remove a controller or officer.
The BMA has the power to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda if it is satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities and that such cooperation is in the public interest. The grounds for disclosure by the BMA to a foreign regulatory authority without consent of the insurer are limited and the Insurance Act provides for sanctions for breach of the statutory duty of confidentiality.
Cancellation of Insurer’s Registration
An insurer’s registration may be cancelled by the BMA on certain grounds specified in the Insurance Act. Failure by the insurer to comply with its obligations under the Insurance Act or if, the BMA believes that the insurer has not been carrying on business in accordance with sound insurance principles, would be such grounds.
We are not currently subject to group supervision, but the BMA may exercise its authority to act as our group supervisor in the future.
Certain Other Bermuda Law Considerations
Corporate Bermuda Law Considerations
Although James River Group Holdings, Ltd. is incorporated in Bermuda, it is designated as a non-resident for Bermuda exchange control purposes by the BMA. Pursuant to its non-resident status, James River Group Holdings, Ltd. may engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-residents who are holders of its common shares in currencies other than the Bermuda dollar.

In accordance with Bermuda law, share certificates are issued only in the names of corporations, other separate legal entities or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. We will take no notice of any trust applicable to any of our common shares whether or not we have notice of such trust.
Each of James River Group Holdings, Ltd. and JRG Re is incorporated in Bermuda as an “exempted company.” Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As a result, they are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians, but they may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for their business and held by way of lease or tenancy for a term of not more than 50 years, or, with the consent of the Minister of Economic Development, that which is used to provide accommodations or recreational facilities for its officers and employees and is held by way of lease or tenancy for a term of not more than 21 years) without the express authorization of the Bermuda legislature; (2) the taking of mortgages on land in Bermuda to secure an amount in excess of BD$50,000 without the consent of the relevant Ministers; (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of their business carried on outside Bermuda or under license granted by the Minister of Economic Development. JRG Re is a licensed insurer in Bermuda, and so it may carry on activities from Bermuda that are related to and in support of its insurance business.
Each of James River Group Holdings, Ltd. and JRG Re will also need to comply with the provisions of the Companies Act regulating the payment of dividends and the making of distributions from contributed surplus. A company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities. In addition, certain provisions of the Insurance Act will limit our ability to pay dividends.
Under the Companies Act, where a Bermuda company issues shares at a premium (that is, for a price above the par value), whether for cash or otherwise, a sum equal to the aggregate amount or value of the premium on those shares must be transferred to an account called “the share premium account.” The provisions of the Companies Act relating to the reduction of the share capital of a company apply as if the share premium account were paid-up share capital of that company, except for certain matters such as: (1) paying up unissued shares to be issued as fully paid bonus shares, (2) writing off preliminary expenses, commissions or offering a discount on any issue of our shares or (3) providing for the premiums payable on redemption of our shares. The paid-up share capital may not be reduced if, on the date the reduction is to be effected, there are reasonable grounds for believing that the company is, or after the reduction would be, unable to pay its liabilities as they become due. See “— Restrictions on Dividends and Distributions.”
Exempted companies, such as James River Group Holdings, Ltd. and JRG Re must comply with Bermuda resident representation provisions under the Companies Act. We do not believe that such compliance will result in any material expense to us.
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 and the Exchange Control Act 1972 and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its policy dated June 1, 2005, provides that where any equity securities, which would include our common shares, of a Bermuda company are listed on an appointed stock exchange (the NASDAQ Global Select Market is deemed to be an appointed stock exchange under Bermuda law), general permission is given for the issue and subsequent transfer of any securities of the company from and to a non-resident, for as long as any equity securities of the company remain so listed.

We have received consent from the BMA to issue, grant, create, sell and transfer freely any of our shares, stock, bonds, notes (other than promissory notes), debentures, debenture stock, units under a unit trust scheme, shares in an oil royalty, options, warrants, coupons, rights and depository receipts to and among persons who are either resident or non-resident of Bermuda for exchange control purposes.
Neither the Registrar of Companies in Bermuda, the BMA nor any other regulatory body has approved or disapproved of the common shares offered hereby or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Bermuda Work Permit Considerations
Under Bermuda law, non-Bermudians (other than spouses of Bermudians and individuals holding permanent resident’s certificates or working resident’s certificates) may not engage in any gainful occupation in Bermuda without the appropriate governmental standard work permit.
Standard work permits can be obtained for a one-, two-, three-, four- or five-year period. Where a standard work permit is being applied for, it is a requirement that the job must be advertised for three days (within an eight-day period) in the local newspaper. Should no Bermudian (or spouse of a Bermudian or holder of a permanent resident’s certificate or working resident’s certificate) meet the minimum standards as stipulated in the advertisement, the employer may then apply for a standard work permit for the non-Bermudian. Employers must complete a Recruitment Disclosure Form and provide information, including the qualifications of all applicants. The Department of Immigration will compare the qualifications and experience of any Bermudian applicants (or spouse of a Bermudian or holder of a permanent resident’s certificate or working resident’s certificate) to that stipulated in the advertisement and to the non-Bermudian to be satisfied that the role could not have been filled by a Bermudian (or spouse of a Bermudian or holder of a permanent resident’s certificate or working resident’s certificate). In addition to the advertising, there are also many other documents that are required prior to the Department of Immigration making their decision.
If the position for which the standard work permit is being applied is that of a Chief Executive Officer or Senior Executive, the Minister of Home Affairs may, on occasion, waive the requirement to advertise.
If an employer wishes to change an employee’s job title, provided that the job description, duties, remuneration and benefits remain unchanged, the employer does not need to advertise or obtain the permission of the Minister of Home Affairs to do this, but it must inform the Department of Immigration and pay the necessary fee after the change has occurred.
If an employer wishes to promote an employee currently on a work permit from his current job to another within the same business, the permission of the Minister of Home Affairs must first be obtained. The employer will need to provide evidence of internal recruitment efforts and consideration of internal Bermudian candidates.
A temporary work permit can take up to 10 working days to process and a standard work permit can take up to four weeks to process.
U.S. Insurance Regulation
State Regulation
Our U.S. insurance subsidiaries are subject to extensive regulation and supervision by their state of domicile, as well as those states in which they do business. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders, rather than to protect the interests of shareholders. The insurance laws of the various states establish regulatory agencies with broad administrative powers, including the power to grant or revoke operating licenses and regulate trade practices, investments, premium rates, deposits of securities, the form and content of financial statements and insurance policies, dividend limitations, cancellation and non-renewal of policies, accounting practices and the maintenance of specified reserves and capital for the protection of policyholders.

The payment of dividends by our subsidiaries to us is limited by statute. In general, the laws and regulations applicable to our domestic insurance subsidiaries limit the aggregate amount of dividends or other distributions that they may declare or pay within any 12 month period without advance regulatory approval. In Ohio, the domiciliary state of James River Insurance, Falls Lake General and Falls Lake National, this limitation is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of the earned surplus of each of the companies. In North Carolina, the domiciliary state of Stonewood Insurance, this limitation is the greater of statutory net income excluding realized capital gains for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of unassigned surplus without obtaining regulatory approval. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula.
Premium rate regulation varies greatly among jurisdictions and lines of insurance. In most states in which our subsidiaries write insurance, premium rates for the various lines of insurance are subject to either prior approval or limited review upon implementation. States require rates for property-casualty insurance that are adequate, not excessive, and not unfairly discriminatory.
Our insurance subsidiaries are required to file quarterly and annual reports with the appropriate regulatory agency in its state of domicile and with the NAIC based on applicable statutory regulations, which differ from U.S. generally accepted accounting principles. Their business and accounts are subject to examination by such agencies at any time.
Many jurisdictions have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or non-renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the states, except pursuant to a plan approved by the state insurance department. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable marketplaces in a timely manner.
State laws governing insurance holding companies and insurance companies also impose standards on certain transactions between related companies, which include, among other requirements, that all transactions be fair and reasonable, that an insurer’s surplus as regards policyholders be reasonable and adequate in relation to its liabilities and that expenses and payments be allocated to the appropriate party in accordance with customary accounting practices. These transactions between related companies include transfers of assets, loans, reinsurance agreements, service agreements, certain dividend payments by the insurance companies and certain other material transactions. In 2012, the NAIC adopted the NAIC Amendments. The NAIC Amendments, when adopted by the various states, are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include requiring a controlling person to submit prior notice to its domiciliary insurance regulator of its divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. In addition, in 2012 the NAIC adopted the ORSA Model Act. The ORSA Model Act, when adopted by the various states, will require an insurance holding company system’s Chief Risk Officer to submit at least annually to its lead state insurance regulator the ORSA. The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks.
The insurance holding company laws and regulations of the states in which our insurance companies are domiciled also generally require that before a person can acquire direct or indirect control, and in some cases prior to divesting its control, of an insurer domiciled in the state, prior written approval must be obtained from the insurer’s domiciliary state insurance regulator. Pursuant to applicable laws and regulations, “control” over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing, 10 percent or more of the voting securities of that insurer. Indirect ownership includes ownership of the Company’s common shares.
Under state insurance guaranty fund laws, insurance companies doing business in a state can be assessed for certain obligations of insolvent insurance companies to such insolvent companies’ policyholders and claimants. Maximum assessments allowed in any one year generally vary between one percent and two percent of annual premiums written in that state, but it is possible that caps on such assessments could be raised if there are numerous or large insolvencies. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liabilities.
The admitted market is subject to more state regulation than the E&S market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as guaranty funds. Some states have deregulated their commercial insurance markets. We cannot predict the effect that further deregulation would have on our business, financial condition or results of operations.
The state insurance regulators utilize a risk-based capital model to help assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property-casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At September 30, 2014, the Company’s U.S.-based insurance subsidiaries had total adjusted statutory capital of  $217.9 million, which is in excess of the minimum risk-based capital requirement.
From time to time, states consider and/or enact laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. States also consider and/or enact laws that impact the competitive environment and marketplace for property-casualty insurance.
Federal Regulation
The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may impact the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies. The Dodd-Frank Act established the Federal Insurance Office which is authorized to study, monitor and report to Congress on the insurance industry and to recommend that the FSOC designate an insurer as an entity posing risks to the U.S. financial stability in the event of the insurer’s material financial distress or failure. In December 2013, the Federal Insurance Office issued a report on alternatives to modernize and improve the system of insurance regulation in the United States, including by increasing national uniformity through either a federal charter or effective action by the states. Changes to federal legislation and administrative policies in several areas, including changes in federal taxation, can also significantly impact the insurance industry and us.

MANAGEMENT
Directors and Executive Officers
The following table sets forth the name, age and position of individuals who currently serve as the directors and executive officers of James River Group Holdings, Ltd., including their ages as of November 15, 2014. The table also includes information regarding two directors whose election will be effective upon the consummation of the offering. Information regarding the directors’ and executive officers’ individual experience is set forth below.
Name	Age	Position
J. Adam Abram	59	Chairman of the Board and Chief Executive Officer
Robert P. Myron	46	Director, President and Chief Operating Officer
Bryan Martin	47	Director
Jerry R. Masters	56	Director (election effective upon consummation of this offering)
Michael T. Oakes	49	Director
R. J. Pelosky, Jr.	55	Director
Thomas R. Sandler	67	Director (election effective upon consummation of this offering)
David Zwillinger	34	Director
Gregg T. Davis	56	Chief Financial Officer
Richard Schmitzer	59	President and Chief Executive Officer of Excess and Surplus Lines segment
Steven J. Hartman	50	President and Chief Executive Officer of the Specialty Admitted Insurance segment
Dennis Johnson	65	President and Chief Underwriting Officer of the Casualty Reinsurance segment
J. Adam Abram
Mr. Abram has served as Chief Executive Officer and Non-Executive Chairman of the Board since September 2014. Mr. Abram served as our Executive Chairman of the Board from October 2012 through September 2014, and before that, Non-Executive Chairman of the Board from December 2007 to September 2012. Mr. Abram also previously served as our Chief Executive Officer from December 2007 through March 2008. Prior to this, he served as the Chairman, President and Chief Executive Officer of James River Group from its inception in 2002 through 2007 and from March 2008 until October 2012 (during which time he periodically served in different roles at various operating units). Mr. Abram was also a founder of James River Group. Mr. Abram currently serves as lead independent director of the Yadkin Financial Corporation, a bank holding company (“Yadkin”), since July 2014 and, prior to that, as the Chairman of the Board of VantageSouth Bancshares, Inc., a bank holding company, and its subsidiary bank, VantageSouth Bank, from November 2011 until its acquisition by Yadkin in July 2014. He also served as Chairman of Piedmont Community Bank Holdings, Inc., a bank holding company (“Piedmont”), since he co-founded it in 2009 until it was also acquired by Yadkin in July 2014. Mr. Abram received his B.A. from Harvard University.
We believe Mr. Abram’s qualifications to serve on our board of directors include his extensive experience as an executive officer and director in the insurance industry, experience as a founder of several financial services and other companies and his detailed knowledge of the Company gained from his service as Chief Executive Officer and Chairman of the Board of the Company.
Robert P. Myron
Mr. Myron has served as our President and Chief Operating Officer since September 2014 and has served as a director since December 2010. Mr. Myron served as our Chief Executive Officer from October 2012 to September 2014, and before that as our Chief Financial Officer from June 2010 until

September 2012. Prior to that time, Mr. Myron served as Senior Vice President, Treasurer and Chief Risk Officer of The Hanover Insurance Group, Inc., a property-casualty insurance company, from 2007 until 2010, and before that, as Executive Vice President and Chief Financial Officer of Argo Group International Holdings Ltd., an insurance and reinsurance company, from August 2007 to October 2007. Prior to that, Mr. Myron was Executive Vice President and Chief Financial Officer of PXRE Group, Ltd., a property reinsurer, from 2005 to August 2007, and before that, served as Treasurer from 2003 to 2005. Prior to PXRE, Mr. Myron was the President of Select Reinsurance Ltd., a privately-held Bermuda-based property-casualty reinsurer, from 1999 to 2003. Mr. Myron received his B.S. in Accounting and his B.A. in American Studies from Babson College. He also holds the Associate in Reinsurance designation and is a Certified Public Accountant.
We believe Mr. Myron’s qualifications to serve on our board of directors include his extensive experience in the financial industry, including 15 years of experience working in the property-casualty insurance and reinsurance industries and his detailed knowledge of the Company gained from his experience serving in different capacities as an executive officer of the Company.
Bryan Martin
Mr. Martin has served as one of our directors since December 2007. Mr. Martin is a managing director of D. E. Shaw & Co., L.P., a global investment and technology development firm, and head of the D. E. Shaw group’s U.S. growth and buyout private equity unit. Prior to joining the D. E. Shaw group in 2005, Mr. Martin served as a partner at J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co., from 2003 until 2005. Before that, he was a partner at the Beacon Group, LLC, a private equity, strategic advisory and wealth management partnership, and co-manager of Beacon Group Energy Investors II, LP. Mr. Martin began his career as an equity analyst at Fidelity Investments, a diversified financial services company. He received a B.A. in history from Yale University and an M.B.A. from Northwestern University.
We believe Mr. Martin’s qualifications to serve on our board of directors include his experience in private equity and investment banking.
Jerry R. Masters
Mr. Masters has been elected to serve as a director effective upon the consummation of this offering. Mr. Masters is a private investor. From 1991 to 2000, Mr. Masters held various executive positions within the financial organization at Microsoft Corporation, last serving as Senior Director, in which role he was responsible for external and internal financial reporting, budgeting and forecasting. From 1980 to 1991, Mr. Masters worked in the audit department of Deloitte & Touche LLP. From 2005 until August 2014, Mr. Masters served on the board of directors of TransMontaigne Partners LP, a terminaling and transportation company, and has served on the board of directors of Sandhills State Bank since 2010. Mr. Masters holds a B.S. in Business Administration from the University of Nebraska.
We believe Mr. Masters’ qualifications to serve on our board of directors include his financial and accounting knowledge, extensive financial management experience and executive management experience.
Michael T. Oakes
Mr. Oakes has served as one of our directors since December 2007. Mr. Oakes has served as the President of Conifer Group, Inc., a consulting company, since February 2011. Prior to this, Mr. Oakes served as Executive Vice President of the Company from June 2010 until his retirement in January 2011. From December 2007 through June 2010, Mr. Oakes served as our Chief Financial Officer, and from March 2008 through June 2010, he served as our Chief Executive Officer. From 2004 through 2007, he served as Chief Financial Officer of James River and from 1998 until 2004, Mr. Oakes was a Managing Director in the Insurance Investment Banking Group at Keefe, Bruyette & Woods, Inc., an investment banking firm based in New York. Mr. Oakes received a B.S. in business administration with a concentration in accounting from the University of North Carolina at Chapel Hill and an M.B.A. from Harvard Business School.

We believe Mr. Oakes’s qualifications to serve on our board of directors include his broad range of management and investment banking experience, as well as his accounting background.
R. J. Pelosky, Jr.
Mr. Pelosky has served as one of our directors since March 2012. Mr. Pelosky has served as Principal of J2Z Advisory, LLC, an independent global asset allocation and portfolio strategy investment consulting firm, since January 2011. Prior to this, he was self-employed, managing private capital for several years through 2009. From June 1990 through December 2002, he served in various roles at Morgan Stanley, a financial services firm, most recently as a Managing Director and head of the Global Asset Allocation research group. Mr. Pelosky received his B.A. from Duke University and his M.A. from George Washington University.
We believe Mr. Pelosky’s qualifications to serve on our board of directors include his 30 years of professional investment experience.
Thomas R. Sandler
Mr. Sandler has been elected to serve as a director effective upon the consummation of the offering. Mr. Sandler was the President of Thule Organization Solutions, Inc., a consumer product provider, from May 2004 until July 2009. Prior to that he was employed by Samsonite Corporation, where he served as President of the Americas from February 1998 to May 2004, and as Worldwide Chief Financial Officer from May 1995 until February 1998. Mr. Sandler has served on the board of directors and Audit Committee of SquareTwo Financial Corporation, a leading purchaser of charged-off consumer and commercial receivables in the accounts receivable management industry, since December 2010. Mr. Sandler has served as the Chairman of the Board of DayMen Group, Inc., a consumer product provider, since November 2014. Mr. Sandler received a B.S. in Accounting from Ithaca College and a Masters of Science in accounting with a finance emphasis, from State University of New York — Binghamton. Mr. Sandler is a Certified Public Accountant.
We believe that Mr. Sandler’s qualifications to serve on our board of directors include his financial and accounting knowledge, extensive financial management experience and executive management experience.
David Zwillinger
Mr. Zwillinger has served as one of our directors since December 2007. Mr. Zwillinger is a Senior Vice President of D. E. Shaw & Co., L.P. and a member of the D. E. Shaw group’s U.S. growth and buyout private equity unit. Prior to joining the D. E. Shaw group in 2005, Mr. Zwillinger was an associate at J.P. Morgan Partners, LLC. Prior to that, he was a member of the mergers and acquisitions group at Merrill Lynch & Co., Inc., a global securities and financial services business. Mr. Zwillinger graduated from Rutgers College with a B.A. in economics and earned a B.S. in finance from Rutgers Business School.
We believe Mr. Zwillinger’s qualifications to serve on our board of directors include his experience in private equity and investment banking.
Gregg T. Davis
Mr. Davis is our Chief Financial Officer and has served in this capacity since October 2012. In addition, Mr. Davis has served as Chief Financial Officer of James River Group since April 2006. Mr. Davis has been the Chief Financial Officer of various companies since 1992, including those run by Mr. Abram, excluding the period from 2002 to 2005, during which period he was the Chief Financial Officer and then Chief Executive Officer of a pharmaceutical informatics company. Mr. Davis graduated from Fordham University with a degree in accounting. He is a member of the American Institute of Certified Public Accountants and is an alumnus of Ernst & Young LLP (New York), a registered public accounting firm.
Richard Schmitzer
Mr. Schmitzer has served as the President and Chief Executive Officer and a director of our subsidiaries in our Excess and Surplus Lines segment since March 2010. He joined the James River

Insurance Group in July 2009 as Senior Vice President and Chief Underwriting Officer. Prior to that, Mr. Schmitzer served nineteen years at the Scottsdale Insurance Company, a subsidiary of Nationwide Mutual, where he served in a variety of underwriting and underwriting management roles, most recently as Vice President of Brokerage, Professional Liability and Programs. Mr. Schmitzer received his B.S. in Business Administration from Central Michigan University.
Steven J. Hartman
Mr. Hartman has served as President and Chief Executive Officer of our Specialty Admitted Insurance segment since joining the Falls Lake Insurance group in May 2012. Prior to this, he served as Senior Vice President of IAT Group, a marketing, underwriting and claims office for a group of property-casualty insurance companies, from August 2011 to May 2012. Prior to that, Mr. Hartman served as Director at Arch Reinsurance Company, a specialty casualty underwriter, from June 2002 to May 2011. Mr. Hartman served as Senior Vice President at Gerling Global Reinsurance Corporation of America from 1998 to 2002. Before that, Mr. Hartman served as Senior Vice President and Chief Underwriting Officer and a member of the board of directors of Constitution Reinsurance Company from 1997 until its acquisition by Gerling Global Reinsurance Corporation of America, and prior to that, as Vice President of Transatlantic Reinsurance Company from 1992 to 1997. Mr. Hartman received his B.A. from Wabash College.
Dennis Johnson
Mr. Johnson has served as President and Chief Underwriting Officer of JRG Re, our subsidiary engaged in the casualty reinsurance business, since January 2012. Prior to this, Mr. Johnson was employed by QBE Reinsurance Corp., the reinsurance division of QBE Insurance Group, from 2007 through 2012, having last served as Vice President and Casualty Treaty Manager. Prior to that, Mr. Johnson served as Vice President and Casualty Treaty Manager at Great Lakes American Reinsurance Company from 1991 to 1997. Prior to that, Mr. Johnson served as Assistant Vice President at National Reinsurance Corporation. Mr. Johnson received his M.B.A. in Finance from Long Island University.
Messrs. Martin and Zwillinger were elected directors pursuant to the D. E. Shaw Affiliates’ right to designate directors for election under the Second Amended and Restated Investor Shareholders Agreement, dated as of April 8, 2009 (the “Shareholders Agreement”). For additional information regarding the Shareholders Agreement, see “Certain Relationships and Related Party Transactions — Related Party Transactions — Shareholders Agreement.”
Corporate Governance
Board Composition
Our board of directors currently consists of six members as of the date of this prospectus, with the election of two additional directors, Messrs. Masters and Sandler, to be effective upon the consummation of this offering. Our board of directors selects, with the consent of a director appointed by the D. E. Shaw Affiliates (which consent right shall continue as long as such shareholders collectively beneficially own at least 20% of the outstanding common shares of the Company), our Chief Executive Officer, our Chief Operating Officer and our Chief Financial Officer, who are charged with the conduct of our business. After selecting the senior management team, our board of directors acts as an advisor to senior management and ultimately monitors its performance.
Our Third Amended and Restated Bye-laws, which will be in effect upon the consummation of the offering, provides for a classified board of directors, with members of each class serving staggered three year terms. We will have (1) two directors in Class I (Messrs. Martin and Zwillinger) whose initial term will end at our 2015 annual shareholders meeting, (2) three directors in Class II (Messrs. Masters, Pelosky and Sandler) whose initial term will end at our 2016 annual shareholders meeting and (3) three directors in Class III (Messrs. Abram, Myron and Oakes) whose initial term will end at our 2017 annual shareholders meeting.
Each of Messrs. Martin and Zwillinger will be a designee to the board of directors of D. E. Shaw Affiliates, pursuant to their right to designate directors under our bye-laws. Pursuant to our bye-laws, so long as the D. E. Shaw Affiliates collectively beneficially own shares representing at least (1) 25% of the outstanding common shares, the D. E. Shaw Affiliates shall have the right to designate two directors to the board of directors and (2) 10% (but less than 25%) of the outstanding common shares, the D. E. Shaw Affiliates shall have the right to designate one director to the board of directors.
Additionally, pursuant to the terms of our bye-laws, four of our directors will be “excluded directors” immediately following the consummation of this offering. So long as the D. E. Shaw Affiliates collectively beneficially own more than 20% of our outstanding shares, they shall not have the right to vote their shares for the election of the “excluded directors.”
Director Independence
We have reviewed the independence of the persons that will be serving as directors upon the consummation of this offering using the NASDAQ Stock Market independence standards. Based on this review, we have determined that Messrs. Martin, Masters, Pelosky, Sandler and Zwillinger are independent within the meaning of the NASDAQ Stock Market listing standards.
Committees of Our Board of Directors
Our board of directors has established five standing committees to assist it in carrying out its responsibilities: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Compliance Committee and the Investment Committee. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee operates under its own written charter adopted by our board of directors, which charters will be amended effective upon the consummation of the offering to comply with the applicable rules and regulations of the SEC and the NASDAQ Stock Market. Prior to the consummation of this offering, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee charters will be available without charge on the investor relations portion of our website, the contents of which are not a part, and shall not be deemed to be a part, of this prospectus. The membership of each committee upon consummation of this offering, and the function of each of the committees, are described below.
Audit Committee
Upon the consummation of this offering, our Audit Committee will consist of Mr. Masters (Chairperson), Mr. Pelosky and Mr. Sandler. Mr. Masters has been identified by our board of directors as an “audit committee financial expert” as that term is defined Item 407(d)(5) of Regulation S-K. The Audit Committee assists our board of directors in fulfilling its oversight responsibilities relating to:
•
the integrity of our financial statements and our financial reporting process;

•
internal and external auditing and the independent registered public accounting firm’s qualifications and independence;

•
the performance of an internal audit function and our independent registered public accounting firm;

•
the integrity of our systems of internal accounting and financial controls; and

•
our compliance with legal and regulatory requirements.

In so doing, the Audit Committee is responsible for maintaining free and open communication between the committee, the independent registered public accounting firm and our management. In this role, the Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our Company and has the power to retain outside counsel or other experts for this purpose.
The Audit Committee has direct responsibility for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The Audit Committee meets in executive session with the independent registered public accounting firm at least quarterly.

The Audit Committee will be responsible for approving all transactions with related persons. Annually, the Audit Committee reviews and approves or ratifies a summary of transactions with related persons as prepared by management. To the extent any new transactions may arise during the course of the year, management discusses such transactions with the Audit Committee. All transactions with related persons in 2013 were approved or ratified by the Audit Committee.
Compensation Committee
Upon the consummation of this offering, the members of the Compensation Committee will consist of Mr. Martin (Chairperson), and Messrs. Pelosky and Zwillinger. The Compensation Committee assists our board of directors with reviewing the performance of our management in achieving corporate goals and objectives and assuring that our executives are compensated effectively in a manner consistent with our strategy, competitive practice and the requirements of the appropriate regulatory bodies. Toward that end, the Compensation Committee, among other responsibilities, makes recommendations to our board of directors regarding director and executive officer compensation, equity-based compensation plans and executive benefit plans. The Compensation Committee also administers the Company’s incentive plans.
Nominating and Corporate Governance Committee
Upon the consummation of this offering, the members of the Nominating and Corporate Governance Committee will consist of Mr. Zwillinger (Chairperson) and Mr. Martin. Among other responsibilities, the Nominating and Corporate Governance Committee identifies individuals qualified to become board members, recommend to the board of directors the director nominees for the next annual meeting of shareholders and recommend to the board of directors individuals from time to time to fill vacancies on the board of directors.
The Nominating and Corporate Governance Committee will have the responsibility for, among things, identifying and recommending candidates to the board of directors for election to our board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us and overseeing board of directors evaluations.
Compliance Committee
The members of our Compliance Committee are Mr. Martin (Chairperson) and Mr. Myron. The Compliance Committee oversees our compliance with Bermuda reinsurance regulations applicable to JRG Re and compliance with our Code of Conduct. Effective upon the completion of this offering, the Compliance Committee will be combined with the Nominating and Corporate Governance Committee.
Investment Committee
Upon consummation of this offering, the members of our Investment Committee will consist of Mr. Oakes (Chairperson) and Messrs. Abram, Martin and Myron. The investment committee establishes and oversees the implementation of our overall investment policy.
Compensation Committee Interlocks and Insider Participation
None of the members of the Compensation Committee is or has been our officer or employee. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Code of Conduct
We have a Code of Conduct applicable to our directors, officers and employees that complies with the requirements of applicable rules and regulations of the SEC and the NASDAQ Stock Market. This code is designed to deter wrongdoing and to promote:
•
honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•
full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

•
compliance with applicable governmental laws, rules and regulations;

•
prompt internal reporting to an appropriate person or persons identified in the Code of Business Conduct and Ethics of violations of the Code of Business Conduct and Ethics; and

•
accountability for adherence to the Code of Conduct.

Upon completion of this offering, our Code of Conduct will be available on the investor relations portion of our website.

Director Compensation
2013 Director Compensation
The following table sets forth information concerning compensation earned by our directors in the year ended December 31, 2013.
Name	Fees Earned or Paid in Cash(1)	Stock Awards	Option Awards	All Other Compensation	Total
	($)	($)	($)	($)	($)
Gaurav Bhandari(2)	—	—	—	—	—
Bryan Martin	—	—	—	—	—
Michael T. Oakes	250,000	—	—	6,000(3)	256,000
R. J. Pelosky, Jr.	104,000	—	—	—	104,000
David Zwillinger	—	—	—	—	—

(1)
Stated amounts consist of compensation paid to Mr. Oakes for service as a director and Chairman of our Investment Committee in 2013 and to Mr. Pelosky for service as a director.

(2)
Mr. Bhandari resigned from the board of directors in September 2014.

(3)
Represents consulting fees earned by Mr. Oakes.

Director Compensation Upon Consummation of the Offering
Following the consummation of the offering, our non-employee directors will receive cash and equity compensation for service as a member of the board. The non-employee directors will receive (1) $75,000 per year, payable in quarterly installments in arrears (with proration for any partial period served on the board of directors), and (2) an annual award of restricted share units with a grant date value of  $25,000, with the first award granted on the date that the offering is consummated, and each subsequent award to be granted on the business day following our annual meeting of shareholders beginning with the annual meeting in 2016. The number of restricted share units that each director will receive on the date the offering is consummated shall be determined based upon the initial public offering price of our common shares. Based upon the initial public offering price of  $21.00, each director will receive 1,190 restricted share units on the date of consummation of this offering. The awards of restricted share units will be made from the James River Group Holdings, Ltd. 2014 Non-Employee Director Incentive Plan and will vest in full on the first anniversary of the date of the grant.
In addition to the foregoing compensation to be paid to non-employee directors, the Chairman of our Audit Committee will also be paid $25,000 per year for service in such capacity, payable in quarterly installments in arrears (with a proration for any partial period served). No other committee chairman or committee member will receive additional compensation for such service.
In accordance with policies of the D. E. Shaw group, director compensation payable to Messrs. Martin and Zwillinger may be credited for the benefit of one or more entities within the D. E. Shaw group.
James River Group Holdings, Ltd. 2014 Non-Employee Director Incentive Plan
Our board of directors and our shareholders have adopted and approved the James River Group Holdings, Ltd. 2014 Non-Employee Director Incentive Plan (the “Director Plan”). The Director Plan will become effective immediately prior to the consummation of this offering. The purposes of the Director Plan are to enable the Company to attract and retain individuals who may perform services for the Company as non-employee directors, to compensate them for their contributions to the long-term growth and profits of the Company and to encourage them to acquire a proprietary interest in the success of the Company. The following is a brief summary of the material terms of the Director Plan.

Authorized Shares
We have reserved 50,000 common shares for issuance under the Director Plan. The following will remain available for issuance as awards under the Director Plan and will not be applied to the above share limit: (1) dividends or dividend equivalents paid in cash in connection with outstanding awards, (2) any shares subject to an award under the Director Plan which award is forfeited, cancelled, terminated, expires or lapses for any reason and (3) shares and any awards that are granted through the settlement, assumption, or substitution of outstanding awards previously granted, or through obligations to grant future awards, as a result of a merger, amalgamation, consolidation, or acquisition of the employing company with or by the Company. If an award is to be settled in cash, the number of shares on which the award is based will not count toward the above share limits.
Eligibility and Administration
Only directors that are not employees of the Company or any of its subsidiaries will be eligible to participate in the Director Plan. The Compensation Committee or such other committee as may be appointed by our board of directors (the “Director Plan Committee”) will administer the Director Plan. Subject to the terms of the Director Plan, NASDAQ rules and applicable laws, the Director Plan Committee may select the participants who will receive awards, the types of awards they will receive and their terms and conditions, and will have the authority to make all other determinations necessary or advisable for the administration of the Director Plan. Awards under the Director Plan will be made by the board of directors following the recommendation of the Director Plan Committee. Notwithstanding the foregoing and the description below, our board of directors, upon recommendation of the Compensation Committee or otherwise, may take all action that the Director Plan Committee is permitted to take under the Director Plan. In this regard, pursuant to the Compensation Committee’s charter to be in effect upon the consummation of the offering, the board of directors will, upon the recommendation of the Compensation Committee, determine the amounts and terms of non-employee director equity awards under the Director Plan. The maximum term of an option granted under the Director Plan will be ten years.
Awards
General. The Director Plan permits awards of non-qualified share options, share appreciation rights, restricted shares, performance shares, restricted share units and other awards.
Options. Non-qualified share options may be granted for such number of shares as the Director Plan Committee determines. The Director Plan Committee will be authorized to set the terms of an option. The purchase price of the option will be set forth in the award but may not be less than 100% of the fair market value of a share on the grant date.
Share Appreciation Rights. Share appreciation rights will entitle the participant, subject to the terms and conditions of the award, to all or a portion of the excess of the fair market value of a specified number of shares on the exercise date over a specified price, which will not be less than 100% of the fair market value of a share on the grant date. Each share appreciation right may be exercisable in whole or in part according to the terms and conditions set forth in the award. The maximum term of a share appreciation right granted under the Director Plan will be ten years. Except as otherwise provided in the award, upon exercise of a share appreciation right, the participant will receive cash, shares or a combination of cash and shares (as determined by the Director Plan Committee if not otherwise specified in the award) as promptly as practicable after exercise.
Performance Shares. Performance shares will entitle the participant to future payments based upon the achievement of performance targets established in writing by the Director Plan Committee. The award may establish that a portion of the maximum amount of an award will be paid for performance that exceeds the minimum target but falls below the maximum target and shall provide for the timing of payment. The Director Plan Committee will determine whether payment shall be made in cash, shares or a combination of cash and shares.
Restricted Shares and Restricted Share Units. Restricted shares may be granted in the form of shares registered in the name of the participant but held by the Company until the restrictions have lapsed. Restricted share units are units representing a value equal to the same number of shares. Subject to conditions and restrictions as the Director Plan Committee may establish in the award, during any period that an award of restricted shares or restricted share units will be restricted, (1) recipients of restricted share awards may exercise full voting rights with respect to such shares and will be entitled to all dividends and other distributions paid with respect to such shares while they are so restricted and (2) recipients of restricted share unit awards will have no dividend rights with respect to the shares subject to such restricted share units, other than as the Director Plan Committee so provides, and will have no voting rights. Any dividends may be paid currently or may be credited to a recipient’s account and may be subject to such restrictions and conditions as the Director Plan Committee may establish.
Other Forms of Award
The Director Plan Committee may from time to time grant other awards under the Director Plan, including, without limitation, cash bonus awards, securities convertible into common shares and phantom securities. The terms and conditions of such awards will be determined by the Director Plan Committee, acting within its discretion under the Director Plan.
Performance-Based Awards
Awards under the Director Plan may be made subject to the achievement of performance goals, which shall be established by the Director Plan Committee.
Award Agreements
Awards under the Director Plan will be evidenced by award agreements that provide additional terms, conditions, restrictions or limitations regarding the award, as determined by the Director Plan Committee in its sole discretion.
Transferability
Generally, any awards made under the Director Plan may not be sold, assigned, transferred or exchanged, except as otherwise permitted by the Director Plan Committee. Additionally, an option or share appreciation right may only be exercised by the participant during his or her lifetime, except as otherwise permitted by the Director Plan Committee.
Capital Change Adjustments
In the event of a dissolution or liquidation of the Company, a sale of all or substantially all of its assets or a merger or consolidation of the Company with or into any other corporation (regardless of whether the Company is the surviving corporation), divestiture, distribution of assets to shareholders (other than ordinary cash dividends), reorganization, recapitalization and other similar types of capital changes that affect the Company’s common shares, appropriate adjustments to the awards under the Director Plan will be made by the Director Plan Committee.
Change in Control
Unless otherwise provided in an award agreement, in the event of a “change in control” (as defined below), a director whose service as a member of the board is terminated that is terminated without “cause” within 12 months of the change in control transaction will have (1) all options or share appreciation rights held by such person become immediately exercisable if not then fully exercisable, (2) the period of restriction on all restricted shares, restricted share units and any other award expire and such awards vest immediately and (3) any other vesting criteria or performance goals deemed achieved at 100% target levels, in each case as of the date of termination of the director’s service as a member of the board. Additionally, in the event of a change in control, the Director Plan Committee may, to the extent the Director Plan Committee determines it is permitted under Section 409A of the Code, cancel any outstanding award and pay to the holders thereof the value of the award, in cash or common shares, based upon the price per common share to be received by other shareholders of the Company, or provide for the assumption of or issuance of substitute awards.

A “change in control” will generally be defined as (1) the purchase or other acquisition by any person or entity of beneficial ownership of 50% or more of either the then outstanding common shares of the Company or the then outstanding voting securities of the Company entitled to vote generally in the election of directors, (2) the consummation of a merger or consolidation or other transformative transaction involving the Company such that persons who were the shareholders of the Company immediately prior to such change in control transaction do not immediately thereafter own 50% of the outstanding common shares or voting securities or (3) a liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company.
Forfeiture and Clawback
The Director Plan Committee may specify in an award agreement applicable to an award under the Director Plan that the recipient’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an award. Additionally, any award granted under the Director Plan which is subject to recovery under any law, government regulation, stock exchange listing requirement, or Company policy, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement, or any Company policy.
Amendment, Modification and Termination
Subject to the terms of the Director Plan, our board of directors may at any time amend, modify or suspend the Director Plan, and the Director Plan Committee may at any time alter or amend any or all awards under the Director Plan to the extent permitted by law. Any alterations or amendments may be made unilaterally by the Director Plan Committee, subject to the provisions of the Director Plan, unless such amendments are deemed by the Director Plan Committee to be materially adverse to the participants and are not required as a matter of law. Amendments will be subject to approval of the shareholders of the Company only as required by law, or if the amendment increases the total number of shares available under the Director Plan, except as adjusted for specified changes in capitalization. Unless sooner terminated, the Director Plan will automatically terminate on the tenth anniversary of its effective date. No awards shall be granted pursuant to the Director Plan after such termination or expiration, but outstanding awards may extend beyond that date.

EXECUTIVE COMPENSATION
The following table sets forth all compensation earned in the year ended December 31, 2013 by Robert P. Myron, our Chief Executive Officer during 2013, Richard Schmitzer, our President and Chief Executive Officer of our Excess and Surplus Lines segment, and J. Adam Abram, our Executive Chairman of the Board during 2013.
Summary Compensation Table
Name and Principal Position	Year	Salary	Bonus	Share Awards	Option Awards	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)
Robert P. Myron, Former Chief Executive Officer(1)	2013	650,000	700,000(3)	—	—	413,698(5)	1,763,698
J. Adam Abram, Executive Chairman of the Board(2)	2013	1,000,000	—	—	—	15,300(5)	1,015,300
Richard Schmitzer, President and Chief Executive Officer Excess and Surplus Lines segment	2013	450,000	525,000(4)	—	—	15,300(5)	990,300

(1)
Mr. Myron served as Chief Executive Officer until September 2014, at which time he transitioned to President and Chief Operating Officer.

(2)
Mr. Abram was elected Chief Executive Officer in September 2014.

(3)
Represents discretionary annual bonus for 2013 paid in January 2014.

(4)
Represents discretionary annual bonus for 2013, of which $350,000 was paid in February 2014 with the balance to be paid during the first quarter of 2015.

(5)
The following table sets forth the compensation reflected in this “All Other Compensation” column:

All Other Compensation
Name and Principal Position	Year	Retirement Plan(a)	Transportation	Housing	Taxes	Retention Award	Total All Other Compensation
		($)	($)	($)	($)	($)	($)
Robert P. Myron	2013	15,300	26,114(b)	163,700(c)	208,584(d)	—	413,698
J. Adam Abram	2013	15,300	—	—	—	—	15,300
Richard Schmitzer	2013	15,300	—	—	—	—	15,300

(a)
Represents Company contributions to our tax qualified 401(k) plans.

(b)
This amount represents travel costs incurred by Mr. Myron for commercial and private aircraft travel to and from Bermuda. Commercial aircraft charges are based on the actual cost of airfare. Private aircraft charges are based on the incremental cost to the Company.

(c)
This amount represents the cost of housing and utilities in Bermuda paid or reimbursed by the Company.

(d)
This amount represents payment of Bermuda social security taxes on behalf of Mr. Myron and reimbursement of all taxes incurred with respect to (a) transportation allowance, (b) housing allowance, (c) tax reimbursement payments, and (d) tax return preparation services.

Narrative Disclosure to Summary Compensation Table
Employment Agreements
Each of our named executive officers is a party to an employment agreement with us. Under the employment agreements, each named executive officer is entitled to an annualized base salary and is eligible for discretionary bonuses based upon the named executive officer’s performance during the applicable fiscal year. In addition, each executive is entitled to participate in all retirement, disability, pension, savings health and other benefit plans available to our executives.
Robert P. Myron
We entered into an employment agreement with Mr. Myron effective as of October 1, 2012. Under his employment agreement, Mr. Myron is to receive a base salary of not less than $650,000 per year and is eligible to receive a discretionary bonus based upon his performance. Mr. Myron’s employment agreement provides that Mr. Myron shall receive up to $12,000 a month to reimburse him for his housing costs for living in Bermuda during the term of the agreement. Additionally, pursuant to his employment agreement, Mr. Myron is entitled to receive tax equalization gross-up payments or other Bermuda tax payments that he may be subject to with respect to any payments or benefits that he is entitled to under his employment agreement to reimburse him for any Bermuda taxes imposed upon him (the “Tax Equivalent Payments”).
On November 18, 2014, we entered into an amended and restated employment agreement with Mr. Myron, which agreement shall be effective on the date that the offering is consummated (the “Effective Date”). The term of Mr. Myron’s amended and restated agreement is for one year commencing on the Effective Date and shall automatically renew for one-year periods unless either the Company or Mr. Myron shall give 60 days’ written notice that such party does not intend to renew the term. The compensation and benefits that Mr. Myron is to receive under his amended and restated employment agreement are substantially similar to his existing employment agreement, except, among other things, the amended and restated agreement expressly provides that Mr. Myron is eligible to participate in any long-term incentive plan of the Company, and that any bonus and other incentive compensation paid to Mr. Myron shall be subject to clawback or forfeiture as required by the board of directors to comply with applicable law.
Mr. Myron’s amended and restated employment agreement provides for him to receive severance benefits depending upon the circumstances of termination of his employment. If Mr. Myron’s employment is terminated by us for “cause” or by him without “good reason” (as such terms are defined in Mr. Myron’s employment agreement), if he elects to have the term of his employment agreement expire in connection with the termination of his employment, or if his employment terminates as a result of his death or disability, then Mr. Myron shall only be entitled to receive (1) payment for any accrued but unpaid annual base salary and unused vacation, (2) reimbursement of reasonable expenses incurred prior to the termination date, and (3) any accrued but unpaid Tax Equivalent Payments (collectively, the “Myron Accrued Obligations”).
If we terminate Mr. Myron’s employment without cause, we elect to have the term of his employment agreement expire in connection with the termination of his employment, or if Mr. Myron resigns for good reason, then Mr. Myron shall receive (1) the Myron Accrued Obligations and (2) upon execution of a general release in our favor, (a) a gross amount equal to his base salary in effect on the termination date, divided by 12 and less any applicable deductions and withholdings, which amount shall be paid in accordance with our normal payroll practices, for a period of 36 months from the termination date, (b) continuation at our expense of all employee benefit insurance plans for a period of 12 months from his termination date, and (c) any discretionary bonus to which he is entitled on the termination date, to be paid in a lump sum. In the event that Mr. Myron violates the confidentiality or non-compete provisions in his employment agreement during the 18-month period following the date of termination of his employment, then, with the exception of the Myron Accrued Obligations, the above payments or benefits shall cease, and Mr. Myron shall return any amount paid to him for such obligations.
J. Adam Abram
The Company and James River Group entered into a Restated and Amended Employment Agreement with Mr. Abram effective as of October 1, 2012. Under his employment agreement, Mr. Abram is to receive a base salary of not less than $1,000,000 per year and is eligible to receive a discretionary bonus. Mr. Abram’s employment agreement also provides that we will provide him with temporary housing or a customary housing allowance (the “Housing Benefit”) approved by our board of directors to the extent that Mr. Abram is required to provide services in Bermuda. Additionally, Mr. Abram’s employment agreement provides that we will provide him with tax gross-up payments for any U.S. or Bermuda taxes resulting from the Housing Benefit or other Bermuda tax payments that he may be subject to with respect to any payments or benefits that he is entitled to under his employment agreement (“Abram Gross-up Payment”). Also, pursuant to his agreement, Mr. Abram is permitted to travel on chartered aircraft in connection with the performance of his duties, which aircraft may be owned through a corporation owned by Mr. Abram and is managed by an aircraft management company in which Mr. Abram does not have an ownership interest. Any lease rates for use of chartered aircraft must be no higher than lease rates charged by the aircraft management company to unrelated third parties.
On November 18, 2014, the Company and James River Group entered into a new amended and restated employment agreement with Mr. Abram, which agreement shall be effective on the Effective Date. The term of Mr. Abram’s amended and restated agreement is for 18 months commencing on the Effective Date and shall automatically renew for 18-month periods unless either the Company or Mr. Abram shall give 180 days’ written notice that such party does not intend to renew the term. The compensation and benefits that Mr. Abram is to receive under his amended and restated employment agreement are substantially similar to his existing employment agreement, except, among other things, the amended and restated agreement expressly provides that Mr. Abram is eligible to participate in any long-term incentive plan of the Company, and that any bonus and other incentive compensation paid to Mr. Abram shall be subject to clawback or forfeiture as required by the board of directors to comply with applicable law. Additionally, the amount of the Periodic Payment (as defined below) that he is entitled to in connection with certain events of termination described below has been increased to the amount indicated.
Mr. Abram’s amended and restated employment agreement provides for him to receive severance benefits depending upon the circumstances of the termination of his employment. If Mr. Abram’s employment is terminated by us for “cause” or by him without “good reason” (as such terms are defined in Mr. Abram’s employment agreement), if he elects to have the term of his employment agreement expire in connection with the termination of his employment, or if his employment terminates as a result of his death or disability, then Mr. Abram shall only be entitled to receive (1) payment for any accrued but unpaid annual base salary and unused vacation, (2) reimbursement of reasonable expenses incurred prior to the termination date, and (3) any accrued but unpaid Abram Gross-up Payments (collectively, the “Abram Accrued Obligations”).
If we terminate Mr. Abram’s employment without cause, we elect to have the term of his employment agreement expire in connection with the termination of his employment, or if Mr. Abram’s resigns for good reason, then Mr. Abram shall receive (1) the Abram Accrued Obligations and (2) upon execution of a mutual release in a form mutually acceptable, (a) a gross amount equal to $83,333.33 per month, subject to any applicable deductions and withholdings and paid in accordance with our normal payroll practices, for a period of 36 months from the termination date (the “Periodic Payment”), (b) continuation at our expense of all plans, insurance policies and other benefits for a period of 12 months from his termination date, and (c) any discretionary bonus to which he is entitled on the termination date, to be paid in a lump sum. In the event that Mr. Abram violates the confidentiality or non-compete provisions in his employment agreement during the 18-month period following the date of termination of his employment, then, with the exception of the Abram Accrued Obligations, the above payments or benefits shall cease, and Mr. Abram shall return any amount paid to him for such obligations.
Richard Schmitzer
James River Group and two of its subsidiaries, James River Insurance and James River Management Company, Inc. (“JRMC”), entered into an employment agreement with Mr. Schmitzer effective as of November 1, 2011. The initial term of his employment agreement was for a three-year period ending November 1, 2014. The term of Mr. Schmitzer’s employment renews automatically for successive one-year periods unless James River Group or Mr. Schmitzer provides at least 60 days’ prior written notice that the employment agreement is to be terminated. No party to the employment agreement provided such notice, and, accordingly, Mr. Schmitzer’s employment term extended until November 1, 2015.

Under his employment agreement, Mr. Schmitzer is to receive a base salary of not less than $400,000 per year and is eligible to receive a discretionary bonus and to participate in the Company’s equity incentive plans.
Mr. Schmitzer’s employment agreement provides for him to receive severance benefits depending upon the circumstances of the termination of his employment. If Mr. Schmitzer’s employment is terminated by us for “cause” or by him without “good reason” (as such terms are defined in Mr. Schmitzer’s employment agreement), if he elects to have the term of his employment agreement expire in connection with the termination of his employment, or if his employment terminates as a result of his death or disability, then Mr. Schmitzer shall only be entitled to receive (1) payment for any accrued but unpaid annual base salary and unused vacation, and (2) reimbursement of reasonable expenses previously incurred prior to the termination date (collectively, the “Schmitzer Accrued Obligations”).
If Mr. Schmitzer’s employment is terminated without cause, we elect to have the term of his employment agreement expire in connection with the termination of his employment, or if Mr. Schmitzer resigns for good reason, then Mr. Schmitzer shall receive (1) the Schmitzer Accrued Obligations and (2) upon execution of a general release in our favor, (a) a gross amount equal to his base salary in effect on the termination date, which amount shall be paid in accordance with JRMC’s normal payroll practices, for a period to be determined based upon the circumstances of Mr. Schmitzer’s employment termination (the “Salary Continuation Period”), (b) continuation at JRMC’s expense of all employee benefit insurance plans for a period of 12 months after his termination date, and (c) any unpaid discretionary bonus for the prior fiscal year to which he is entitled on the termination date, to be paid in a lump sum. In the event that Mr. Schmitzer violates the confidentiality or non-compete provisions in his employment agreement during the 18-month period following the date of termination of his employment (which period is only 12 months if Mr. Schmitzer’s employment terminated as a result of our election to allow the term of his employment agreement to expire in connection with the termination of his employment) then, with the exception of the Schmitzer Accrued Obligations, the above payments or benefits shall cease, and Mr. Schmitzer shall return any amount paid to him for such obligations.
The Salary Continuation Period for which Mr. Schmitzer is entitled to receive an amount equal to his base salary in effect on his employment termination date is determined as follows:
•
if we terminate his employment without cause or Mr. Schmitzer terminates his employment for good reason, in either case before a change in control or more than 12 months after a change in control, then the Salary Continuation Period shall be 18 months;

•
if we terminate his employment without cause or Mr. Schmitzer terminates his employment for good reason, in either case within 12 months after the occurrence of a change in control, then the Salary Continuation Period shall be 36 months;

•
if we elect to have the term of his employment agreement expire in connection with the termination of his employment before a change in control or more than 12 months after a change in control, then the Salary Continuation Period shall be 12 months; or

•
if we elect to have the term of his employment agreement expire in connection with the termination of his employment within 12 months after the occurrence of a change in control, then the Salary Continuation Period shall be 24 months.

A change in control is generally defined under Mr. Schmitzer’s employment agreement as any of  (1) the acquisition by any person, entity or group of 40% or more of the total combined voting power of our then outstanding voting securities (excluding acquisitions by the D. E. Shaw Affiliates or their affiliates, or any affiliate of ours); (2) our merger, consolidation or purchase of our stock, or similar transaction, resulting in persons who were shareholders of ours immediately prior to such transaction not owning more than 60% of our combined voting power immediately after such transaction; (3) our liquidation or dissolution (excluding any such action for restructuring or reorganization, as a result of which persons that are our shareholders immediately thereafter own more than 40% of the combined voting power entitled to vote generally in the election of directors of the entity that owns, directly or indirectly substantially all of our assets following such action); or (4) the sale, transfer or other disposition of all or substantially all of our assets to one or more persons or entities that are not immediately prior to such transaction our affiliates, provided that such event constitutes a “change in control” within the meaning of Section 409A of the Code.

James River Management Company, Inc. Leadership Recognition Program
The James River Management Company, Inc. Leadership Recognition Program (the “Program”) was adopted by JRMC, effective as of September 30, 2011, to help attract and retain key employees of JRMC and its affiliates. As of September 30, 2014, there were 13 participants in the Program, including Mr. Schmitzer. Under the Program, the Chief Executive Officer of James River Group (or with respect to executive officers of the Company, our board of directors upon recommendation of the Compensation Committee) selects the employees who participate in the Program and determines the annual dollar amount to be credited to each participant’s account under the Program. The dollar amount credited to a participant’s account under the Program each year is paid to the participant in five (5) equal installments, commencing as of the end of the second plan year beginning after the year in which the amount was credited to the participant’s account. Participants must be employed at the time of payment of an installment to be entitled to receive the payment, unless the participant retires after attaining age 65 and performing 10 years of continuous service (a “Retirement”), in which event such participant does not need to remain employed to receive payment (provided the participant enters into a noncompetition and nonsolicitation agreement with the Company). In the event of a Retirement, in lieu of the payment schedule described above, amounts remaining credited to a participant’s account will be paid in three equal, annual installments. Additionally, in the event of a change of control (generally defined to mean a change in ownership or control of JRMC or a change of ownership of a substantial portion of JRMC’s assets), amounts credited to each participant’s account will be payable in three equal, annual installments commencing as of the first plan year ending on or after the date of the change of control, provided that the participant remains employed by the Company or an affiliate, dies after having met the age and service criteria for Retirement, terminates employment due to Retirement (provided, that the participant enters into a noncompetition and nonsolicitation agreement with the Company) or is terminated without cause (as defined in the Program). Payments to be made due to a participant’s separation from service from the Company or an affiliate will not be made earlier than six months from the date of such separation. All amounts credited to a participant’s account remain unvested until paid and may be reduced, modified or terminated at the sole discretion of the Company. The Company may amend, modify or terminate the Program at any time and no amounts are vested thereunder, unless the Company determines as part of a termination to vest amounts under the Program. Except as otherwise stated above, the Program is administered by James River Group.

Outstanding Equity Awards at Fiscal Year-End 2013
		Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Robert P. Myron	3/2/2011(3)	150,000	50,000	—	$14.96	3/2/2018
	10/1/2012(3)	37,500	112,500	—	$15.65	10/1/2019
J. Adam Abram	4/7/2009(2)	350,000	—	—	$15.65	4/7/2016
Richard Schmitzer	10/13/2009(3)	100,000	—	—	$15.65	10/13/2016
	3/2/2011(3)	75,000	25,000	—	$14.96	3/2/2018
	10/1/2012(3)	12,500	37,500	—	$15.65	10/1/2019

(1)
The information in this table has been adjusted to give effect to the conversion of the options to acquire Class B common shares to options to acquire common shares which occurred at the same time and same conversion ratio as the Recapitalization.

(2)
25% of the options represented by these awards vested immediately upon grant, with the remaining portion of the options vesting in 25% increments on each of the first three anniversaries of the grant date.

(3)
The options represented by these awards vest in 25% increments on each of the first four anniversaries of the grant date.

Equity Incentive Plans
Amended and Restated James River Group Holdings, Ltd. Equity Incentive Plan
Our board of directors adopted, and our shareholders approved, our Amended and Restated Equity Incentive Plan in 2009 (the “2009 Plan”). The 2009 Plan provides for the grant of restricted shares, incentive and non-qualified share options, share appreciation rights and deferred share units to executives, officers, or other employees of ours and our subsidiaries, as well as non-employee directors. There are 4,031,500 common shares authorized for issuance under the 2009 Plan. As of November 15, 2014, on a pro-forma basis giving effect to the Recapitalization, there were options to acquire 2,161,250 common shares outstanding and 1,870,250 common shares remaining available for issuance under the 2009 Plan.
Our board of directors and our shareholders have each approved, a modification of the 2009 Plan that would be effective concurrently with the consummation of this offering. The amendment provides that (1) all options outstanding on the date of completion of this offering will remain outstanding in accordance with their terms, other than adjustments to reflect the Recapitalization and (2) no further equity-based grants will be made under the plan, but the unallocated awards will be converted into a cash bonus pool. Options outstanding at the completion of the offering will not be exercisable within six months from the date of consummation of the offering. Additionally, the cash bonus pool based on the unallocated awards will be allocated pro rata to the persons holding outstanding options based on their relative option holdings. The amount of the cash bonus pool will be equal to the difference between the public offering price of the common shares in this offering and the weighted average strike price of the outstanding options and will be paid in two installments in December 2015 and 2016; provided, that the recipient has neither competed with us nor solicited our employees to leave their employment prior to the payment dates. The cash bonus pool will be approximately $10.2 million based upon the initial public offering price of  $21.00 per share.
James River Group Holdings, Ltd. 2014 Long-Term Incentive Plan
Our board of directors and our shareholders have adopted and approved our 2014 Long-Term Incentive Plan (the “2014 LTIP”). The 2014 LTIP will become effective immediately prior to the consummation of this offering. The purposes of the 2014 LTIP are to (1) enable the Company and its affiliates to attract and retain individuals who will contribute to the Company’s long-range success, (2) motivate key personnel to produce a superior return to the shareholders of the Company and its affiliates by offering such individuals an opportunity to realize share appreciation, by facilitating share ownership, and by rewarding them for achieving a high level of corporate performance and (3) promote the success of the Company’s business. The following is a brief summary of the material terms of the 2014 LTIP.
Authorized Shares
We have reserved 3,171,150 common shares for issuance under the 2014 LTIP. The following will remain available for issuance as awards under the 2014 LTIP and will not be applied to the above share limit: (1) dividends or dividend equivalents paid in cash in connection with outstanding awards, (2) shares subject to an award under the 2014 LTIP which award is forfeited, cancelled, terminated, expires or lapses for any reason and (3) shares and any awards that are granted through the settlement, assumption, or substitution of outstanding awards previously granted, or through obligations to grant future awards, as a result of a merger, consolidation, or acquisition of the employing company with or by the Company. If an award is to be settled in cash, the number of shares on which the award is based will not count toward the above share limits.
Eligibility and Administration
All full-time and part-time employees (including officers and directors who are employees), and consultants and advisors (except with respect to grants of incentive share options), of the Company and its affiliates will be eligible to participate in the 2014 LTIP at the discretion of the LTIP Plan Committee (as defined below).
The Compensation Committee or such other committee as may be appointed by our board of directors (the “LTIP Plan Committee”) will administer and grant awards under the 2014 LTIP. Subject to the terms of the 2014 LTIP, NASDAQ rules and applicable laws, the LTIP Plan Committee may select the participants who will receive awards, the types of awards they will receive and their terms and conditions, and will have the authority to make all other determinations necessary or advisable for the administration of the 2014 LTIP. Notwithstanding the foregoing and the description below, our board of directors, upon recommendation of the Compensation Committee or otherwise, may take all action that the LTIP Plan Committee may take under the 2014 LTIP Plan. In this regard, pursuant to the Compensation Committee’s charter to be in effect upon the consummation of the offering, the board of directors will, upon the recommendation of the Compensation Committee, determine the recipients, amounts and terms of equity awards under the 2014 LTIP Plan.
Awards
General. The LTIP Plan Committee will have the discretion to award incentive and non-qualified share options, share appreciation rights, LTIP, performance shares, restricted shares, restricted share units and other awards.
Options. Incentive share options, intended to qualify for special tax treatment in accordance with the Code, and non-qualified share options, may be granted for such number of shares as the LTIP Plan Committee determines. The LTIP Plan Committee will be authorized to set the terms of an option. Incentive share options may only be granted to employees. The purchase price of the option will be set forth in the award but may not be less than 100% of the fair market value of a share on the grant date. The maximum term of an option granted under the 2014 LTIP will be ten years.
Share Appreciation Rights. Share appreciation rights will entitle the participant, subject to the terms and conditions of the award, to all or a portion of the excess of the fair market value of a specified number of shares on the exercise date over a specified price, which will not be less than 100% of the fair market value of a share on the grant date. Each share appreciation right may be exercisable in whole or in part according to the terms and conditions set forth in the award. The maximum term of a share appreciation right granted under the 2014 LTIP will be ten years. Except as otherwise provided in the award, upon exercise of a share appreciation right, the participant will receive cash, shares or a combination of cash and shares (as determined by the LTIP Plan Committee if not otherwise specified in the award) as promptly as practicable after exercise.
Performance Shares. Performance shares will entitle the participant to future payments based upon the achievement of performance targets established in writing by the LTIP Plan Committee. The award may establish that a portion of the maximum amount of an award will be paid for performance that exceeds the minimum target but falls below the maximum target and shall provide for the timing of payment. The LTIP Plan Committee will determine whether payment shall be made in cash, shares or a combination of cash and shares.
Restricted Shares and Restricted Share Units. Restricted shares may be granted in the form of shares registered in the name of the participant but held by the Company until the restrictions have lapsed. Restricted share units are units representing a value equal to the same number of shares. Subject to conditions and restrictions as the LTIP Plan Committee may establish in the award, during any period that an award of restricted shares or restricted share units will be restricted, (1) recipients of restricted share awards may exercise full voting rights with respect to such shares and will be entitled to all dividends and other distributions paid with respect to such shares while they are so restricted and (2) recipients of restricted share unit awards will have no dividend rights with respect to the shares subject to such restricted share units, other than as the LTIP Plan Committee so provides, and will have no voting rights. Any dividends may be paid currently or may be credited to a recipient’s account and may be subject to such restrictions and conditions as the LTIP Plan Committee may establish.
Other Forms of Awards
The LTIP Plan Committee may from time to time grant other awards under the 2014 LTIP, including, without limitation, cash bonus awards, securities convertible into common shares and phantom securities. The terms and conditions of such awards will be determined by the LTIP Plan Committee, acting within its discretion under the 2014 LTIP.
Performance-Based Awards
If the LTIP Plan Committee determines at the time an award is granted to a participant that the participant is, or is likely to be as of the end of the tax year in which the Company would claim a tax deduction in connection with the award, a covered employee within the meaning of Section 162(m) of the Code, the LTIP Plan Committee may provide that performance-based provisions apply to the award. The LTIP Plan Committee may provide, in its discretion, that an award granted to any other participant is subject to performance-based provisions. Awards under the 2014 LTIP may be made subject to the achievement of performance criteria, which shall be performance goals established by the LTIP Plan Committee relating to one or more business criteria. The performance criteria available to the LTIP Plan Committee for establishing performance goals may include, without limitation: (1) revenue or revenue growth, (2) index comparisons, (3) earnings or net income (before or after taxes), (4) operating margin or operating expense, (5) peer company comparisons, (6) productivity, (7) profit margin, (8) return on revenue, (9) sales growth, (10) return on assets, (11) share price, (12) earnings per share, (13) cash flow, (14) underwriting profit, (15) market share, (16) costs, (17) debt to equity ratio, (18) net revenue or net revenue growth, (19) gross revenue, (20) total segment profit, (21) EBITDA, (22) adjusted diluted earnings per share, (23) gross profit, (24) gross profit growth, (25) adjusted gross profit, (26) adjusted operating profit, (27) earnings or earnings per share before income tax (profit before taxes), (28) net earnings or net earnings per share (profit after tax), (29) compound annual growth in earnings per share, (30) operating income or net operating income, (31) combined ratio or loss ratio, (32) total or compound shareholder return, (33) return on tangible equity, (34) gross written premiums, (35) return on invested capital, (36) book value or growth in book value, (37) growth in tangible equity per share, (38) pre-tax and pre-interest expense return on average invested capital, which may be expressed on a current value basis, or (39) sales growth, (40) marketing, (41) operating or (42) workplan goals. The LTIP Plan Committee will determine, at its discretion, whether performance criteria have been attained and whether a performance-based award should be paid to a participant.

Award Agreements
Awards under the 2014 LTIP will be evidenced by award agreements that provide additional terms, conditions, restrictions or limitations regarding the award, as determined by the LTIP Plan Committee in its sole discretion.
Transferability
Generally, any awards made under the 2014 LTIP may not be sold, assigned, transferred or exchanged, except as otherwise permitted by the LTIP Plan Committee. Additionally, an option or share appreciation right may only be exercised by the participant during his or her lifetime, except as otherwise permitted by the LTIP Plan Committee.
Capital Change Adjustments
In the event of a dissolution or liquidation of the Company, a sale of all or substantially all of its assets or a merger or consolidation of the Company with or into any other corporation (regardless of whether the Company is the surviving corporation), divestiture, distribution of assets to shareholders (other than ordinary cash dividends), reorganization, recapitalization and other similar types of capital changes that affect the Company’s common shares, appropriate adjustments to the awards under the 2014 LTIP will be made by the LTIP Plan Committee.
Change in Control
Unless otherwise provided in an award agreement, in the event of a “change in control” (as defined below), a participant that is terminated without “cause” or resigns for “good reason” within 12 months of the change in control transaction will have (1) all options or share appreciation rights held by such person become immediately exercisable if not then fully exercisable, (2) the period of restriction on all restricted shares, restricted share units and any other award expire and such awards vest immediately and (3) any other vesting criteria or performance goals deemed achieved at 100% target levels, in each case as of the date of termination of the participant’s employment. Additionally, in the event of a change in control, the LTIP Plan Committee may, to the extent the LTIP Plan Committee determines it is permitted under Section 409A of the Code, cancel any outstanding award and pay to the holders thereof the value of the award, in cash or common shares, based upon the price per common share to be received by other shareholders of the Company, or provide for the assumption of or issuance of substitute awards.
A “change in control” will generally be defined as (1) the purchase or other acquisition by any person or entity of beneficial ownership of 50% or more of either the then outstanding common shares of the Company or the then outstanding voting securities of the Company entitled to vote generally in the election of directors, (2) the consummation of a merger, consolidation or other transformative transaction involving the Company such that persons who were the shareholders of the Company immediately prior to such change in control transaction do not immediately thereafter own 50% of the outstanding common shares or voting securities or (3) a liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company.
Forfeiture and Clawback
The LTIP Plan Committee may specify in an award agreement applicable to an award under the 2014 LTIP that the recipient’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an award. Additionally, any award granted under the 2014 LTIP which is subject to recovery under any law, government regulation, stock exchange listing requirement, or Company policy, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement, or any Company policy.
Amendment, Modification and Termination
Subject to the terms of the 2014 LTIP, our board of directors may at any time amend, modify or suspend the 2014 LTIP, and the LTIP Plan Committee may at any time alter or amend any or all awards under the 2014 LTIP to the extent permitted by law. Any alterations or amendments may be made unilaterally by the LTIP Plan Committee, subject to the provisions of the 2014 LTIP, unless such amendments are deemed by the LTIP Plan Committee to be materially adverse to the participants and are not required as a matter of law. Amendments will be subject to approval of the shareholders of the Company only as required by law, or if the amendment increases the total number of shares available under the 2014 LTIP, except as adjusted for specified changes in capitalization. Unless sooner terminated, the 2014 LTIP will automatically terminate on the tenth anniversary of its effective date. No awards shall be granted pursuant to the 2014 LTIP after such termination or expiration, but outstanding awards may extend beyond that date.
Initial Equity Awards
In connection with this offering, we will grant an aggregate of 333,334 restricted share units to our executive officers, based upon the initial public offering price of  $21.00 per share, and options to purchase an aggregate of 993,520 common shares to certain of our officers and employees under the 2014 LTIP. The exercise price of the options will be the initial public offering price of our common shares.
On the date of consummation of this offering, Messrs. Myron, Schmitzer and Abram will receive restricted share units equal in value to $1.0 million, $500,000 and $5.0 million, respectively, based upon the initial public offering price of our common shares. The table below sets forth the number of restricted share units that each of our named executive officer will receive on the date of consummation of this offering, based upon the initial public offering price of  $21.00, as well as the number of options to be received on such date.
Name	Restricted Share Units	Options
Robert P. Myron	47,619(1)	130,799(2)
J. Adam Abram	238,095(2)	261,597(2)
Richard Schmitzer	23,810(1)	98,099(2)

(1)
Vesting will occur in five equal annual installments commencing on the first anniversary of the grant date.

(2)
Vesting will occur in three equal annual installments commencing on the first anniversary of the grant date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Policies and Procedures for Related Person Transactions
Prior to the consummation of this offering, we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal shareholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our Audit Committee, another independent committee of our board or the full board. Any request for us to enter into a transaction with an executive officer, director, principal shareholder or any of such persons’ immediate family members, in which the amount involved exceeds $120,000, will be required to be presented to our Audit Committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our Audit Committee any such related person transaction. In approving or rejecting the proposed transaction, our Audit Committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person’s interest in the transaction and, if applicable, the impact on a director’s independence. Under the policy, if we should discover related person transactions that have not been approved, our Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.
Related Party Transactions
Shareholders Agreement
We are party to the Shareholders Agreement with the D. E. Shaw Affiliates, Goldman Sachs, J. Adam Abram, our Chief Executive Officer and Chairman, Gregg Davis, our Chief Financial Officer, Michael Oakes, a member of our board of directors, and each of the other holders of our outstanding common shares (collectively, the “Investors”), which agreement provides for, among other things, designation of directors for election, supermajority shareholder approval for certain actions of the Company, restrictions on the transfer of equity securities of the Company, preemptive rights and certain registration rights. The parties to the Shareholders Agreement have agreed to terminate such agreement upon the consummation of this offering, except that the provisions regarding registration rights shall be continued in substance pursuant to a registration rights agreement described below.
Offering Agreement
We are party to an offering agreement with the D. E. Shaw Affiliates, Goldman Sachs, and Messrs. Abram, Davis and Oakes (the “Offering Agreement”), which sets forth the understanding between the Company and the selling shareholders with respect to the filing of the registration statement of which this prospectus forms a part, payment of expenses, indemnification, selection of underwriters and certain other matters relating to this offering. As of the date of this prospectus, we have incurred approximately $250,000 in expenses of the selling shareholders incurred in connection with this offering.
Registration Rights Agreement
We will enter into a registration rights agreement with the Investors which will be effective upon the consummation of this offering. The registration rights agreement will provide the Investors with certain rights for the registration of their common shares following the consummation of this offering, a summary of which follows.
Demand Registration
Pursuant to the registration rights agreement, the D. E. Shaw Affiliates, collectively, and the Goldman Sachs entities, collectively, may each request that the Company register some or all of their respective securities under the Securities Act (a “Demand Registration”) once in any 12 month consecutive period. Promptly after receiving a Registration Demand, we will give written notice of such request to all other Investors and will use commercially reasonable efforts to register all securities requested to be registered in accordance with the provisions of the registration rights agreement. Notwithstanding the foregoing, unless agreed by our board of directors, the Company will not be required to register securities for any Investor requesting registration unless (1) the proceeds expected to be received upon the sale of the shares being registered equals or exceeds $100 million and (2) at least six months have passed since the effective date of another registration statement that was filed pursuant to a Demand Registration.
Short Form Registration
Following the consummation of this offering, we will use commercially reasonable efforts to qualify for registration on Form S-3, or if the company qualifies as a well-known seasoned issuer, Form S-3ASR (a “Short-Form Registration”), and if requested by a D. E. Shaw Affiliate or a Goldman Sachs entity, and available to us, the Short-Form Registration shall be a “shelf” registration statement providing for the registration of, and the sale on a continuous or delayed basis of, the unregistered securities of those holders requesting registration. Following the consummation of this offering, a D. E. Shaw Affiliate or a Goldman Sachs entity may request at any time an unlimited number of Short-Form Registrations, which registrations will not count against the limits on Demand Registrations, provided that we shall not be required to register securities for any Investor unless (1) the value of the securities to be included in the registration statement is at least $100 million (except in the case of a Short Form Registration relating to Form S-3ASR with respect to which we rely on the “pay-as-you-go” option) and (2) at least 90 days have passed since the effective date of another registration statement that was filed pursuant to a Demand Registration. Promptly after receiving a request for a Short-Form Registration, we will give written notice of such request to all other Investors and will use commercially reasonable efforts to register all securities requested to be registered in accordance with the provisions of the registration rights agreement.
At any time that a shelf registration statement covering registrable securities is effective, Requisite Holders may deliver a take-down notice stating that such Requisite Holders intend to effect an offering of all or part of the securities included on the shelf registration statement. Any number of take-down notices may be made by the D. E. Shaw Affiliates, collectively, and the Goldman Sachs entities, collectively, with respect to take-down offerings that are not underwritten. The D. E. Shaw Affiliates, collectively, and the Goldman Sachs entities, collectively, are entitled to an aggregate of two take-down notices in any consecutive 12-month period with respect to underwritten take-down offerings. No take-down notice may be delivered within 30 days after the effective date of any registration statement filed pursuant to the registration rights agreement, other than a Form S-3ASR. Promptly after receiving a take-down notice, we will give written notice of such request to all other Investors and will use commercially reasonable efforts to register all securities requested to be included in the offering in accordance with the provisions of the registration rights agreement. We will not be required to undertake an underwritten offering unless the proceeds from the securities to be sold in such offering is expected to equal or exceed the greater of  (1) $25 million or (2) 10% of the market value of the public float of the Company (determined in accordance with Rule 405 under the Securities Act).
Selection of Underwriters
If the requesting holders in a demand registration intend that the offering covered by their registration request be an underwritten offering, then the managing underwriter to administer the offering shall generally be selected by holders of a majority of the registrable securities covered by such request, subject to our prior written consent, which is not to be unreasonably withheld or delayed.
Piggyback Rights
Whenever we propose to register any of our securities under the Securities Act, other than a registration described in the preceding paragraphs, and excluding specified other types of registrations (including registrations of securities for employee benefit plans or in connection with a business acquisition), we will give prompt written notice to all Investors of our intention to effect such a registration and, subject to exception, our Investors may notify us that they wish to register securities held by them in the registration statement to be filed (a “Piggyback Registration”), and subject to the limitation described below, if an Investor notifies us in writing that such Investor wishes to include securities in the registration statement within 5 business days of our notice, we will include such securities.

If the proposed sale of securities under a Demand Registration or with respect to a Piggyback Registration is to be underwritten, then if we receive advice from the underwriter that the number of securities to be included in the registration statement will adversely affect the marketability of the offering, then the number of shares to be included in the registration statement shall be limited.
Indemnification, Expenses and Underwriting
We will indemnify the Investors and their affiliates for certain liabilities that may arise under the Securities Act.
To the extent permitted by applicable law we will pay all expenses incurred in connection with a Demand Registration, Short-Form Registration or Piggyback Registration, including, the cost of one U.S. counsel, but excluding underwriting discounts, selling commissions and transfer taxes applicable to the sale of shares in the offering.
Share Repurchase
In April 2013, we repurchased all of the outstanding common shares owned by Sunlight Capital Ventures, LLC and Sunlight Capital Partners II, LLC (together the “Sunlight Investors”) which shareholders owned approximately 17.5% of our outstanding common shares in the aggregate. The purchase price for the shares was approximately $92.3 million, with $73.8 million of the purchase price paid in cash and the remaining $18.5 million paid with promissory notes. The principal amounts and accrued interest on the notes were paid in full in June 2013. The interest rate on the notes was 2.5% per annum.
Indemnification Agreements with the D. E. Shaw Affiliates, Goldman Sachs and the Sunlight Investors
James River Group Holdings, Ltd. and our subsidiary James River Group entered into an indemnification agreement with each of  (1) the D. E. Shaw Affiliates, (2) the Goldman Sachs Group, Inc. and (3) the Sunlight Investors (the “Indemnification Agreements”). Pursuant to the terms of the Indemnification Agreements, we have agreed to indemnify each of the above investors and their respective affiliates, members and shareholders (collectively, the “Indemnitees”) from:
(1)
all claims, obligations, liabilities and actions arising under the securities laws as a result of, among other things, (a) our acquisition of James River Group in December 2007 and related transactions, (b) any offering of securities and (c) regulatory filings, including periodic filings with the SEC; and

(2)
to the fullest extent permitted by applicable law, (a) an Indemnitee’s service as a director or officer of the Company or service at its request in another capacity, (b) any breach or alleged breach by an Indemnitee of his or her fiduciary duty as a shareholder, director or an officer of the Company or (c) any payment by the relevant investor or indemnified person with respect to liabilities arising under clauses (a) and (b), except where a court of competent jurisdiction has rendered a final determination that the liabilities were incurred by reason of such Indemnities fraud or willful misconduct.

Director and Officer Indemnification Agreements
We intend to enter into indemnification agreements to indemnify our directors and executive officers. Pursuant to these agreements we will indemnify our directors and executive officers to the fullest extent permitted by applicable Bermuda law against all expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any person indemnified under the agreement in actions or proceedings, including actions by us or in our right, arising out of such person’s services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provided services at our request.
Corporate Opportunities
Our bye-laws will provide that, except for persons that are officers, managers or employees of the Company, and directors who are officers, managers or employees of the Company, no shareholder nor any of its affiliates, or any of its or their respective directors, officers, employees, agents, general or limited partners, managers, members, or shareholders, in any case whether or not one of our directors or officers, will have any duty to communicate or present any investment or business opportunity or prospective transaction, agreement, arrangement, or other economic advantage to us. In addition, to the fullest extent permitted by law, such persons may engage in businesses competitive with ours. In our bye-laws we will explicitly renounce any interest of the company in such opportunities and any expectation that such opportunities will be offered to us.
Investments with Affiliates of the D. E. Shaw Affiliates
Our directors, Bryan Martin and David Zwillinger, are Managing Director and Senior Vice President, respectively, of D. E. Shaw & Co., L.P., the investment advisor of, and an affiliate of, the D. E. Shaw Affiliates. The D. E. Shaw Affiliates are collectively our largest shareholders, owning approximately 72.6% of our outstanding shares in the aggregate. We have made several investments in entities affiliated with the D. E. Shaw Affiliates, which are set forth below.
1.
In 2011, we made a $6.5 million investment in D. E. Shaw Renewable Investments Power County, L.L.C., a Delaware limited liability company (“Power County”) that is an affiliate of the D. E. Shaw Affiliates. We sold this investment in March 2014 to unaffiliated third parties. Messrs. Martin and Zwillinger are also investors in Power County and also have an economic interest in its performance.

2.
In 2011, we made a $10.0 million investment in bonds due 2018 issued by First Wind Capital, LLC, a Delaware limited liability company (“First Wind Capital”) engaging in wind energy projects. In April 2014, we invested an additional $2.0 million in bonds issued by First Wind Capital. First Wind Capital is a subsidiary of First Wind Holdings, LLC (“First Wind Holdco”). An affiliate of the D. E. Shaw Affiliates owns approximately 47% of First Wind Holdings, LLC. Messrs. Martin and Zwillinger are directors of First Wind Holdco and also have an economic interest in its performance.

3.
In 2012, we made an investment of  $10,000,000 in DESRI II, L.L.C., a Delaware limited liability company (“DESRI II”), engaging in solar energy projects. DESRI II is an affiliate of the D. E. Shaw Affiliates. Messrs. Martin and Zwillinger are investors in DESRI II and also have an economic interest in its performance. Mr. Abram is also an investor in DESRI II. In 2014, DESRI II returned $1.3 million of capital to us.

4.
In 2013, we made an investment of  $4.8 million in DESRI IV, L.L.C. (“DESRI IV”), a Delaware limited liability company, which was formed to acquire Kawailoa Wind, LLC, a Delaware limited liability company that owns and operates a wind energy project. DESRI IV is an affiliate of the D. E. Shaw Affiliates. Messrs. Martin and Zwillinger are investors in DESRI IV and also have an economic interest in its performance. Mr. Abram and his family are also investors in DESRI IV.

5.
In 2013, we made an initial investment of  $5.2 million in DESRI V, L.L.C., a Delaware limited liability company (“DESRI V”), engaging in solar energy projects. In May 2014, we invested an additional $2,800,000 in DESRI V. DESRI V is an affiliate of the D. E. Shaw Affiliates. Messrs. Martin and Zwillinger are investors in DESRI V and have an economic interest in its performance.

6.
In 2013, we purchased a note for $5.0 million due in 2020 issued by Northeast Wind Capital II, LLC, a Delaware limited liability company and a subsidiary of First Wind Holdco.

We may consider making additional investments with affiliates of the D. E. Shaw Affiliates from time to time.
Additional Transactions
Mr. Abram owns all of the outstanding membership interests of Standiford Bluffs, LLC (“Standiford”), which leases airplanes to the Company. Total fees paid by us for lease of planes from Standiford were approximately $228,000 in 2013. We have paid $632,000 to Standiford through June 30, 2014, of which $300,000 related to air travel overage costs.

We invested an aggregate of  $5,600,000 in Piedmont. Mr. Abram was the Chairman of and an investor in Piedmont. In July 2014, Piedmont merged into Yadkin and we received shares of Yadkin as a result of such transaction. Upon the occurrence of the merger, Mr. Abram became a director of Yadkin.
In 2013, we subleased office space in Raleigh, North Carolina, from Piedmont for an annual rent of approximately $108,000. In July 2014, we extended the sublease through 2019. We will pay approximately $120,000 for use of the office space during 2014, with annual increases in the rent charged each year until the end of the sublease term. Yadkin assumed the original lease upon its merger with Piedmont. Mr. Abram is a director of Yadkin, and formerly the Chairman of the Board and an investor in Piedmont. The sublease is on the same terms as Yadkin’s lease with the third-party landlord.
In September 2013, James River Group purchased $4,500,000 of privately placed subordinated debt of VantageSouth, due August 2023. Mr. Abram served as the chairman of the board of VantageSouth, and its majority investor was Piedmont (of whom Mr. Abram was an investor and chairman of the board) until its acquisition by Yadkin in July 2014 (at which time Mr. Abram became a director of Yadkin). This debt was assumed by Yadkin upon its merger with VantageSouth.
On June 5, 2013, we closed on a three-year $125 million senior revolving credit facility which was comprised of a $62.5 million secured revolving facility and a $62.5 million unsecured revolving facility. KeyBank National Association serves as the Administrative Agent on the credit facility. On September 24, 2014, we closed on an amendment to the credit facility, which among other things, increased the size of the unsecured revolving facility to $112.5 million. VantageSouth Bank was one of the lenders in the original credit facility and on the closing date of the credit facility, issued a loan to the Company in the amount of $4 million. This amount was subsequently increased to $6 million on the closing date of the amendment to the credit facility.
We have entered into a consulting agreement with Conifer Group, Inc., a corporation wholly-owned by Mr. Oakes, which will be effective on the day we consummate this offering. Pursuant to the consulting agreement, Mr. Oakes will, upon our request, advise the Company with respect to investments, mergers and acquisitions, financings and other strategic matters relating to and involving the Company. For these services, we will pay Conifer Group, Inc. $150,000 per year.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information regarding the beneficial ownership of our common shares on a pro-forma basis giving effect to the Recapitalization as of November 15, 2014, by:
•
each person, or group of persons, who owned more than 5% of our common shares as of such date;

•
each of our directors;

•
each of the named executive officers;

•
all of our directors and executive officers as a group; and

•
other selling shareholders.

The table also sets forth pro-forma information regarding the ownership of our common shares by the aforementioned parties following the completion of the offering assuming (1) that the overallotment option is not exercised by the underwriters, and (2) that the overallotment option is exercised in full.
The amounts and percentages owned are reported on the basis of the SEC’s rules governing the determination of beneficial ownership of securities. The SEC’s rules generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the voting power or investment power, which includes the power to dispose of those securities. The rules also treat as issued and outstanding all shares that a person would receive upon exercise of options held by that person that are immediately exercisable or exercisable within 60 days of November 15, 2014. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as issued and outstanding for the purpose of computing the percentage ownership of any other person. Under these rules, one or more persons may be a deemed beneficial owner of the same securities and a person may be deemed a beneficial owner of securities to which such person has no economic interest. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Irrevocable Proxies Granted by the D. E. Shaw Affiliates
The D. E. Shaw Affiliates have granted irrevocable proxies to vote 8,731,053 common shares in the aggregate, as of November 15, 2014, representing approximately 31% of the outstanding common shares. As a result of granting such proxies, the D. E. Shaw Affiliates only have the right to vote 42% of the total number of common shares outstanding in the aggregate. Proxies were granted by the D. E. Shaw Affiliates to each of Messrs. Abram, Davis, Myron and Oakes. Copies of the proxies are on file with the Company. The number of common shares of the D. E. Shaw Affiliates that each of the other parties has the power to vote pursuant to the irrevocable proxies, as well as the aggregate number of common shares subject to the proxies, is determined based upon a formula set forth in the proxies. As of November 15, 2014, each of Messrs. Davis, Myron and Oakes has the power to vote 2,182,763 common shares owned by the D. E. Shaw Affiliates, and Mr. Abram has the power to vote 2,182,764 common shares. Pursuant to the terms of the proxies, each of the proxies will automatically terminate upon the D. E. Shaw Affiliates ceasing to own, in the aggregate, in excess of 42% of the voting power of our outstanding voting securities. It is expected that similar proxies will be in effect following the offering which will maintain the D. E. Shaw Affiliates voting power at a maximum of 42% of the total voting power of the Company.
As explained above, under the SEC’s rules governing the determination of beneficial ownership, each of Messrs. Abram, Davis, Myron and Oakes is deemed to beneficially own the common shares owned by the D. E. Shaw Affiliates over which they have voting power, and therefore, such number of common shares is included in the number of common shares indicated as beneficially owned by each of them in the table below. Additionally, because each of the D. E. Shaw Affiliates retains the power to dispose of the common shares that are subject to the irrevocable proxies, the aggregate number of common shares subject to the proxies is also indicated as beneficially owned by them in the table below.

The information provided in the table below with respect to each principal shareholder has been obtained from that shareholder. See “Management — Directors and Executive Officers” for professional biographies of the directors and executive officers, including their relationships with certain beneficial owners of common shares listed in the table below.
			Common Shares Offered by this Prospectus
	Common Shares Beneficially Owned Prior to Offering		Number of Shares Assuming the Underwriters’ Option is Not Exercised	Number of Shares Assuming the Underwriters’ Option is Exercised in Full	Common Shares Beneficially Owned After the Offering Assuming the Underwriters’ Option is Not Exercised		Common Shares Beneficially Owned After the Offering Assuming the Underwriters’ Option is Exercised in Full
Beneficial Owner(1)	Number of Shares	Percentage of Class(2)			Number of Shares(3)	Percentage of Class(2)	Number of Shares(3)	Percentage of Class(2)
5% Shareholders
The D. E. Shaw Affiliates	20,718,000(4)	72.6%	6,250,000	7,187,500	14,468,000(18)	50.7%	13,530,500(18)	47.4%
Goldman Sachs	7,500,000(5)	26.3%	4,750,000	5,462,500	2,750,000(19)	9.6%	2,037,500(19)	7.1%
Directors and Executive Officers
J. Adam Abram	2,733,914(6)	9.5%	—	—	1,171,414(20)	4.1%	937,039(20)	3.2%
Robert P. Myron	2,457,763(7)	8.5%	—	—	895,263(21)	3.1%	660,888(21)	2.3%
Bryan Martin	20,718,000(8)	72.6%	6,250,000(16)	7,187,500(16)	14,468,000(16)	50.7%	13,530,500(16)	47.4%
Jerry R. Masters(9)	—	—	—	—	—	—	—	—
Michael T. Oakes	2,232,613(10)	7.8%	—	—	670,113(22)	2.3%	435,738(22)	1.5%
R. J. Pelosky, Jr.	—	—	—	—	—	—	—	—
Thomas R. Sandler(11)	—	—	—	—	—	—	—	—
David Zwillinger	20,718,000(12)	72.6%	6,250,000(17)	7,187,500(17)	14,468,000(17)	50.7%	13,530,500(17)	47.4%
Gregg T. Davis	2,384,213(13)	8.3%	—	—	821,713(23)	2.9%	587,338(23)	2.0%
Richard Schmitzer	200,000(14)	*	—	—	200,000(14)	*	200,000(14)	*
Directors and Executive Officers as a group (9 persons)	10,152,303(15)	34.2%	—	—	3,902,303(24)	13.1%	2,964,803(24)	10.0%
Other selling shareholders	—	—	—	—	—	—	—	—

*
Represents beneficial ownership of less than 1%.

(1)
The address of each beneficial owner listed in the table above under “Directors and Executive Officers” is c/o James River Group Holdings, Ltd., 32 Victoria Street, Hamilton, Bermuda HM 12.

(2)
Based on an aggregate of 28,540,350 common shares issued and outstanding as of November 15, 2014 on a pro-forma basis giving effect to the Recapitalization.

(3)
Does not include common shares that may be purchased in our directed share program. See “Underwriting — Directed Share Program.”

(4)
Includes 3,604,950 common shares held directly by D. E. Shaw CF-SP Franklin, L.L.C.; 10,207,050 common shares held directly by D. E. Shaw CH-SP Franklin, L.L.C. and 6,906,000 common shares held directly by D. E. Shaw Oculus Portfolios, L.L.C. (collectively, the “Pre-Offering Subject Shares”). Each of the D. E. Shaw Affiliates has the power to dispose of the Pre-Offering Subject Shares directly owned by it. The D. E. Shaw Affiliates retain voting power over 11,986,947 common shares in the aggregate (the “Pre-Offering Voting Shares”). The D. E. Shaw Affiliates have granted irrevocable voting proxies to each of Messrs. Abram, Myron, Oakes and Davis with respect to 8,731,053 common shares in the aggregate. The number of common shares that each of the aforementioned parties has the power to vote pursuant to the proxy granted to such party is indicated in footnotes 6, 7, 10 and 13.

D. E. Shaw & Co., L.L.C. (“DESCO LLC”), as the manager of each of the D. E. Shaw Affiliates, may be deemed to have the shared power to vote or direct the vote of the Pre-Offering Voting Shares, and the shared power to dispose or direct the disposition of the Pre-Offering Subject Shares. D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as the managing member of DESCO LLC, may also be deemed to have the shared power to vote or direct the vote of the Pre-Offering Voting Shares, and the shared power to dispose or direct the disposition of the Pre-Offering Subject Shares. D. E. Shaw & Co., L.P. (“DESCO LP”), as the investment adviser of each of the D. E. Shaw Affiliates, may be deemed to have the shared power to vote or direct the vote of the Pre-Offering Voting Shares, and the shared power to dispose or direct the disposition of the Pre-Offering Subject Shares. As general partner of DESCO LP, D. E. Shaw & Co., Inc. (“DESCO Inc.”) may be deemed to have the shared power to vote or to direct the vote of the Pre-Offering Voting Shares and the shared power to dispose or direct the disposition of the Pre-Offering Subject Shares. Anne Dinning, Julius Gaudio, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting control over the Pre-Offering Voting Shares and investment control over the Pre-Offering Subject Shares on DESCO LP’s and DESCO LLC’s behalf. None of DESCO LLC, DESCO II Inc., DESCO LP, or DESCO Inc. owns any common shares directly, and each such entity disclaims beneficial ownership of the Pre-Offering Subject Shares, except to the extent of any pecuniary interest therein. David E. Shaw does not own any common shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of the Pre-Offering Voting Shares and the shared power to dispose or direct the disposition of the Pre-Offering Subject Shares. David E. Shaw disclaims beneficial ownership of the Pre-Offering Subject Shares except to the extent of any pecuniary interest therein. Messrs. Martin and Zwillinger, directors of the Company, are each officers of DESCO LP and thus may be deemed to have the shared power to vote or to direct the vote of the Pre-Offering Voting Shares and the shared power to dispose or direct the disposition of the Pre-Offering Subject Shares. Messrs. Martin and Zwillinger disclaim beneficial ownership of the Pre-Offering Subject Shares, except to the extent of each such person’s pecuniary interest therein. The address of the D. E. Shaw Affiliates is 1166 Avenue of the Americas, Sixth Floor, New York, New York 10036.
Based solely upon information provided to the Company by each of the D. E. Shaw Affiliates, none of such parties is a broker-dealer, but each of such parties (a) has an affiliate that is a broker-dealer, (b) purchased securities of the Company in the ordinary course of business, and (c) at the time of the purchase of the securities now proposed to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.
(5)
Includes 5,480,402 common shares held directly by The Goldman Sachs Group, Inc. (over which The Goldman Sach Group, Inc. has sole dispositive and voting power) and 2,019,598 common shares beneficially owned by JRVR Investors Offshore LP (“JRVR Investors”). Each of GS JRVR Offshore Advisors, Inc., the general partner of JRVR Investors, and GSAM Gen-Par, L.L.C., the sole director of GS JRVR Offshore Advisors, Inc., may be deemed to have the shared power to vote or direct the vote, and dispose or direct the disposition of the common shares held directly by JRVR Investors. The Goldman Sachs Group, Inc. disclaims beneficial ownership of any common shares beneficially owned by JRVR Investors. The address of each of the Goldman Sachs entities, GS JRVR Offshore Advisors, Inc. and GSAM Gen-Par, L.L.C. is 200 West Street, New York, New York 10282.

Based solely upon information provided to the Company by Goldman Sachs, none of such parties is a broker-dealer, but each of such parties (a) has an affiliate that is a broker-dealer, (b) purchased securities of the Company in the ordinary course of business, and (c) at the time of the purchase of the securities now proposed to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.
(6)
Mr. Abram has dispositive power over 201,150 common shares beneficially owned by him and voting power over 2,383,914 common shares beneficially owned by him. Mr. Abram has voting power over 2,182,764 common shares pursuant to an irrevocable proxy granted by the D. E. Shaw Affiliates. The reported amount also includes vested options to acquire 350,000 common shares.

(7)
Mr. Myron has voting power over 2,182,763 common shares beneficially owned by him pursuant to an irrevocable proxy granted by the D. E. Shaw Affiliates. The reported amount also includes vested options to acquire 275,000 common shares.

(8)
Includes common shares beneficially owned by the D. E. Shaw Affiliates. See footnote 4 above. Mr. Martin is a Managing Director of D. E. Shaw & Co., L.P. and may be deemed to be the beneficial owner of shares beneficially owned by the D. E. Shaw Affiliates, but disclaims such beneficial ownership (except as to any pecuniary interest therein) pursuant to rules under the Exchange Act.

(9)
Mr. Masters has been elected to serve as a director effective upon the consummation of the offering.

(10)
Mr. Oakes has dispositive power over 49,850 common shares beneficially owned by him and voting power over 2,232,613 common shares beneficially owned by him. Mr. Oakes has voting power over 2,182,763 common shares pursuant to an irrevocable proxy granted by the D. E. Shaw Affiliates.

(11)
Mr. Sandler has been elected to serve as a director upon the consummation of the offering.

(12)
Includes common shares beneficially owned by the D. E. Shaw Affiliates. See footnote 4 above. Mr. Zwillinger is a Senior Vice President of D. E. Shaw & Co., L.P. and may be deemed to be the beneficial owner of shares beneficially owned by the D. E. Shaw Affiliates, but disclaims such beneficial ownership (except as to any pecuniary interest therein) pursuant to rules under the Exchange Act.

(13)
Mr. Davis has dispositive power over 13,950 common shares beneficially owned by him and voting power over 2,196,713 common shares beneficially owned by him. Mr. Davis has voting power over 2,182,763 common shares pursuant to an irrevocable proxy granted by the D. E. Shaw Affiliates. The reported amount also includes vested options to acquire 187,500 common shares.

(14)
Consists of vested options to acquire 200,000 common shares.

(15)
Excludes shares held by the D. E. Shaw Affiliates that may be deemed to be beneficially owned by Messrs. Martin and Zwillinger, each of whom disclaims beneficial ownership of such shares, except to the extent of each such person’s pecuniary interest therein, but includes an aggregate of  (a) 8,731,053 common shares owned by the D. E. Shaw Affiliates that Messrs. Abram, Davis, Myron and Oakes have voting power over pursuant to irrevocable proxies, and (b) vested options to acquire 1,156,300 common shares.

(16)
Includes common shares beneficially owned by the D. E. Shaw Affiliates. See footnotes 4, 8 and 18.

(17)
Includes common shares beneficially owned by the D. E. Shaw Affiliates. See footnotes 4, 12 and 18.

(18)
Includes 2,517,444 common shares held directly by D. E. Shaw CF-SP Franklin, L.L.C. (2,354,319 if the underwriters’ option is exercised in full); 7,127,889 common shares held directly by D. E. Shaw CH-SP Franklin, L.L.C. (6,666,014 if the underwriters’ option is exercised in full) and 4,822,667 common shares held directly by D. E. Shaw Oculus Portfolios, L.L.C. (4,510,167 if the underwriters’ option is exercised in full) (collectively, the “Post-Offering Subject Shares”). Each of the D. E. Shaw Affiliates has the power to dispose of the Post-Offering Subject Shares directly owned by it. The D. E. Shaw Affiliates retain voting power over 11,986,947 common shares in the aggregate (11,986,947 if the underwriters’ option is exercised in full) (the “Post-Offering Voting Shares”). Pursuant to irrevocable voting proxies granted to each of Messrs. Abram, Myron, Oakes and Davis by the D. E. Shaw Affiliates, such individuals have the power to vote 2,481,053 common shares owned by the D. E. Shaw Affiliates in the aggregate (1,543,553 if the underwriters’ option is exercised in full). The number of common shares that each of Messrs. Abram, Myron, Oakes and Davis have power to vote pursuant to the proxy granted to such party is indicated in footnotes 20, 21, 22 and 23, respectively. Each of the affiliates of the D. E. Shaw Affiliates indicated in footnote 4 may be deemed to have the shared power to vote or direct the vote of the Post-Offering Voting Shares and the shared power to dispose or direct the disposition of the Post-Offering Subject Shares in the same manner described in such footnote.

(19)
Includes 2,009,481 common shares held directly by The Goldman Sachs Group, Inc. (1,488,843 if the underwriters’ option is exercised in full) (over which The Goldman Sachs Group, Inc. has sole dispositive and voting power) and 740,519 common shares beneficially owned by JRVR Investors (548,657 if the underwriters’ option is exercised in full). The affiliates of JRVR Investors set forth in footnote 5 may be deemed to have the shared power to vote or direct the vote, and dispose or direct the disposition of the common shares held directly by JRVR Investors in the manner described in such footnote.

(20)
Mr. Abram has dispositive power over 201,150 common shares beneficially owned by him and voting power over 821,414 beneficially owned by him (587,039 if the underwriters’ option is exercised in full). Mr. Abram has voting power over 620,264 common shares pursuant to an irrevocable proxy granted by the D. E. Shaw Affiliates (385,889 if the underwriters’ option is exercised in full). The reported amount also includes vested options to acquire 350,000 common shares.

(21)
Mr. Myron has voting power over 620,263 common shares pursuant to an irrevocable proxy granted by the D. E. Shaw Affiliates (385,888 if the underwriters’ option is exercised in full). The reported amount also includes vested options to acquire 275,000 common shares.

(22)
Mr. Oakes has dispositive power over 49,850 common shares beneficially owned by him and voting power over 670,113 beneficially owned by him (435,738 if the underwriters’ option is exercised in full). Mr. Oakes has voting power over 620,263 common shares pursuant to an irrevocable proxy granted by the D. E. Shaw Affiliates (385,888 if the underwriters’ option is exercised in full).

(23)
Mr. Davis has dispositive power over 13,950 common shares beneficially owned by him and voting power over 634,213 beneficially owned by him (399,838 if the underwriters’ option is exercised in full). Mr. Davis has voting power over 620,263 common shares pursuant to an irrevocable proxy granted by the D. E. Shaw Affiliates (385,888 if the underwriters’ option is exercised in full). The reported amount also includes vested options to acquire 187,500 common shares.

(24)
Excludes shares held by the D. E. Shaw Affiliates that may be deemed to be beneficially owned by Messrs. Martin and Zwillinger, each of whom disclaims beneficial ownership of such shares, except to the extent of each such person’s pecuniary interest therein, but includes an aggregate of  (a) 2,481,053 common shares owned by the D. E. Shaw affiliates that Messrs. Abram, Davis, Myron and Oakes have voting power over pursuant to irrevocable proxies (1,543,553 if the underwriters’ option is exercised in full), and (b) vested options to acquire 1,156,300 common shares.

DESCRIPTION OF SHARE CAPITAL
General
We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 40141. We were incorporated on May 30, 2007 under the name Franklin Holdings (Bermuda), Ltd. On September 18, 2014 we changed our name to James River Group Holdings, Ltd. Our principal executive office is located at 32 Victoria Street, Hamilton, Bermuda. Our agent for service of process in the United States in connection with this offering is Corporation Service Company.
The following summary description of our share capital is qualified in its entirety by reference to the third amended and restated bye-laws to be effective immediately prior to the consummation of this offering (the “bye-laws”), the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, and by applicable law.
Share Capital
Our authorized share capital consists of 200,000,000 common shares, par value $0.0002 per share, and 20,000,000 preferred shares, par value $0.00125 per share. We will issue all shares of our share capital in uncertificated form. The following descriptions of our share capital, memorandum of association and bye-laws are intended as summaries only and are qualified in their entirety by reference to our memorandum of association and bye-laws, as they will become effective upon the completion of this offering and as filed as exhibits to the registration statement, of which this prospectus forms a part, and to applicable Bermuda law.
Preferred Shares
Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preferred shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Company.
Common Shares
Common shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of Bermuda law and our bye-laws, we may be required to make an offer to repurchase shares held by members. All shares sold pursuant to this offering will be, when issued, fully paid and non-assessable.
Dividend Policy
The board may, subject to Bermuda law and our bye-laws, declare a dividend to be paid to our members as of a record date determined by the board, in proportion to the number of shares held by such holder, subject to any rights of holders of preferred shares. No unpaid dividend shall bear any interest.
Voting Rights
In general, and subject to the adjustments described below, shareholders will have one vote for each common share held by them and will be entitled to vote, on a non-cumulative basis, at all meetings of members. Under our bye-laws, if, and so long as, the votes conferred by the “Controlled Shares” (as defined below) of any person would otherwise cause such person (or any other person) to be treated as a “9.5% Shareholder” (as defined below) with respect to any matter (including, without limitation, election of directors), the votes conferred by the Controlled Shares owned by shareholders of such person’s “Controlled Group” (as defined below) will be reduced (and will be automatically reduced in the future) by whatever amount is necessary so that after any such reduction the votes conferred by the Controlled Shares of such person will not result in any other person being treated as a 9.5% Shareholder with respect to the vote on such matter. These reductions will be made pursuant to formulas provided in our bye-laws, as applied by the board within its discretion. Under these provisions certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. Any person who would be a 9.5% Shareholder as of the end of the business day that the Offering is consummated will be exempt from these voting restrictions. The D. E. Shaw Affiliates and Goldman Sachs entities will not be subject to these provisions.
“Controlled Shares” means, in reference to any person, all shares that such person is deemed to own directly, indirectly (within the meaning of Section 958(a) of the Code) or, in the case of any U.S. person, constructively (within the meaning of Section 958(b) of the Code); “Controlled Group” means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other member any of whose shares are included in the Controlled Shares of such person; “9.5% Shareholder” means a U.S. person (other than a 9.5% Excluded Person) that (a) owns (within the meaning of Section 958(a) of the Code) any shares; and (b) owns, is deemed to own, or constructively owns Controlled Shares which confer votes in excess of 9.5% of the votes conferred by all of the issued and outstanding shares (in each case as determined pursuant to Section 958(b) of the Code); “9.5% Excluded Person” means any person who would, immediately after the consummation of this offering, be a 9.5% Shareholder pursuant to the definition of 9.5% Shareholder, including the D. E. Shaw Affiliates and the Goldman Sachs entities.
In addition, our bye-laws will provide that the board may determine that certain shares, shall not carry voting rights or shall have reduced voting rights to the extent that the board reasonably determines, by the affirmative vote of a majority of the directors, that it is necessary to do so to avoid any adverse tax consequences or materially adverse legal or regulatory treatment to us, any of our subsidiaries or any shareholder or its affiliates, provided that the Board will use reasonable efforts to ensure equal treatment to similarly situated members to the extent possible under the circumstances.
Our bye-laws will authorize us to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be adjusted as described above. If, after a reasonable cure period, a member fails to respond to a request by us for information or submits incomplete or inaccurate information in response to a request, the board may eliminate the shareholder’s voting rights. A member will be required to notify us in the event it acquires actual knowledge that it or one of its investors is the actual, deemed or constructive owner of 9.5% or more of our controlled shares.
Before the date of this prospectus, there has been no public market for our common shares.
Certain Bye-laws Provisions
The provisions of our bye-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of such persons’ terms.
Number of Directors
Our bye-laws will provide that the board shall consist of eight directors or such number in excess thereof as our board of directors may determine, with the consent of at least one of the directors designated by the D. E. Shaw Affiliates (for so long as the D. E. Shaw Affiliates collectively own more than 20% of the outstanding common shares). Also, our bye-laws will provide that for so long as the D. E. Shaw Affiliates collectively beneficially own shares representing at least (1) 25% of the outstanding common shares, the D. E. Shaw Affiliates shall have the right to designate two directors to the board of directors and (2) 10% (but less than 25%) of the outstanding common shares, the D. E. Shaw Affiliates shall have the right to designate one director to the board of directors.
Classified Board of Directors
Upon completion of this offering, in accordance with the terms of our bye-laws, our board will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Our bye-laws will further provide that the authorized number of directors may be increased only by resolution of the board, with the consent of at least one of the directors designated by the D. E. Shaw Affiliates (for so long as the D. E. Shaw Affiliates collectively beneficially own more than 20% of the outstanding common shares). Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.
Limitations on Voting for Directors
Our bye-laws will provide that for so long as the D. E. Shaw Affiliates collectively beneficially own more than 20% of the outstanding common shares, the D. E. Shaw Affiliates shall not have the right to vote their shares with respect to the election of certain designated directors and their successors (“Excluded Directors”). If the board of directors consists of an even number of directors, the number of Excluded Directors will be the number representing 50% of the board or directors. If the board of directors consists of an odd number of directors, the number of Excluded Directors will be the minimum number of directors that represents a majority of the board of directors.
Removal of Directors
Our directors may be removed only for cause by the affirmative vote of the holders of at least a 50% of our voting shares. Any vacancy on our board, including a vacancy resulting from an enlargement of our board, may be filled only by vote of a majority of our directors then in office. So long as the D. E. Shaw Affiliates collectively beneficially own a sufficient number of the outstanding common shares required to designate a director at an annual meeting, the D. E. Shaw Affiliates may designate the replacement of any removed director who was designated by the D. E. Shaw Affiliates.
Shareholder Action by Written Consent
Our bye-laws will provide that shareholder action may be taken at an annual meeting or special meeting of shareholders. Shareholder action may also be taken by written consent in lieu of a meeting for so long as the D. E. Shaw Affiliates collectively beneficially own no less than 25% of the outstanding common shares and the D. E. Shaw Affiliates have signed the written consent. Failure to satisfy any of the requirements for a shareholder meeting or the written consent could delay, prevent or invalidate shareholder action. At such time as the D. E. Shaw Affiliates no longer beneficially own at least 25% of the outstanding common shares, the right to shareholder action by written consent will be eliminated to the fullest extent permitted under Bermuda law.
Shareholder Advance Notice Procedure
Our bye-laws will establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. The bye-laws will provide that any shareholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the shareholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the shareholder’s notice must be delivered to or mailed and received by us not less than 90 days nor more than 120 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 25 days before or after such anniversary date, we must receive the notice not earlier than 120 days prior to such annual general meeting and not later than the later of 70 days prior to the date of the general meeting or the close of business on the tenth day following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. The notice must include the following information:
•
the name and address of the shareholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•
a representation that the shareholder is a holder of record of our share capital entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

•
if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the shareholder;

•
such other information regarding each nominee to be proposed by such shareholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, by the board of directors;

•
a brief description of any business desired to be brought before the general meeting, the text of the proposal or business, the reasons for conducting such business at the general meeting and any material interest in such business of such shareholder;

•
if applicable, the consent of each nominee to serve as a director if elected; and such other information that the board of directors may request in its discretion;

•
the class and number of shares that are held of record or beneficially owned by the shareholder;

•
a description of any agreement, arrangement or understanding in order to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the shareholder;

•
the principal amount of and description of indebtedness of the Company or any of its subsidiaries that is held by the shareholder;

•
a representation as to whether the shareholder intends or is part of a group that intends to deliver a proxy statement to shareholders or to otherwise solicit proxies from other shareholders; and

•
such other information that the board of directors may request in its discretion.

Right to Repurchase Our Common Shares in the Event of Adverse Tax Consequences
Under our bye-laws and subject to the law of the Bermuda, we will have the option, but not the obligation, to purchase all or part of the shares of the Company held by a shareholder, other than any shareholder that owns more than 9.5% of the total voting power of our common shares as of the consummation of this offering, at fair market value (as determined by the average closing sales prices of the shares on certain exchanges, or if there is no sales price or quotation available, by an investment advisor selected by our board of directors and reasonably approved by the shareholder whose shares are being purchased) to the extent that the board of directors determines that such shareholder’s ownership of such common shares may result in an adverse tax consequence or materially adverse legal or regulatory treatment for the Company or any of its subsidiaries or any other person; provided that the board of directors will use reasonable efforts to exercise such discretion equally among similarly situated shareholders. The D. E. Shaw Affiliates and the Goldman Sachs entities will not be subject to this provision.
Amendments to Memorandum of Association and Bye-laws
Amendments to our bye-laws will require an affirmative vote of the majority of our board and a majority of the votes cast at any annual or special meeting of shareholders. Amendments to our memorandum of association will require an affirmative vote of the majority of our board and 66.67% of the outstanding shares then entitled to vote at any annual or special meeting of shareholders. Our bye-laws will also provide that specified provisions of our bye-laws may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of 66.67% of the directors then in office and the holders of at least 66.67% of the issued and outstanding shares then entitled to vote at any annual or special meeting of shareholders, including the provisions governing voting, the election of directors, our classified board, director removal and amendments to our bye-laws and memorandum of association. In addition, so long as the D. E. Shaw Affiliates collectively beneficially own at least 20% of the outstanding common shares, no amendment to the memorandum of association or bye-laws which would have a material adverse effect on the D. E. Shaw Affiliates may be made without consent of the D. E. Shaw Affiliates.

These provisions make it more difficult for any person to remove or amend any provisions in our memorandum of association and bye-laws that may have an anti-takeover effect.
Certain D. E. Shaw Affiliate Rights
For so long as the D. E. Shaw Affiliates collectively beneficially own at least 20% of the outstanding common shares of the Company, until the third anniversary of the consummation of the offering, the approval of a D. E. Shaw Affiliates designated director will be required for (1) us to sell all or substantially all of our assets, merge, consolidate or enter into another similar business combination transaction, subject to certain limited exceptions involving among other things related party transactions or proposed related party transactions and (2) the appointment, removal, termination or replacement of our chairman of the board, chief executive officer, chief operating officer or our chief financial officer. In addition, during such three year period, so long as the D. E. Shaw Affiliates collectively beneficially own at least 20% of the outstanding shares of the Company, subject to applicable listing requirements, a director designated by the D. E. Shaw Affiliates will be entitled to serve as chair of our board’s compensation committee and a director designated by the D. E. Shaw Affiliates will also have the right to attend meetings of any committee of our board.
Meetings of Shareholders
Our annual general meeting will be held each year. A special general meeting will be held when, in the judgment of the Chairman, any two directors, any director and our secretary or the board, such a meeting is necessary. In addition, upon receiving a requisition from holders of at least 10% of our voting shares, the board shall convene a special general meeting. At least two or more persons representing more than 50% of our aggregate voting power must be present to constitute a quorum for the transaction of business at a general meeting, provided that if we shall at any time have only one member, one member present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time. No shareholder may participate in any general meeting during which the shareholder (or shareholder’s representative) is physically present in the United States. As determined according to certain adjustments of voting power specified in our bye-laws (See “— Common Shares — Voting Rights”), questions proposed for consideration by the shareholders will be decided by the affirmative vote of the majority of the votes cast.
Corporate Opportunities
Our bye-laws will provide that, except for persons that are officers, managers or employees of the Company, and directors who are officers, managers or employees of the Company, no shareholder nor any of its affiliates, or any of its or their respective directors, officers, employees, agents, general or limited partners, managers, members, or shareholders, in any case whether or not one of our directors or officers, will have any duty to communicate or present any investment or business opportunity or prospective transaction, agreement, arrangement, or other economic advantage to us. In addition, to the fullest extent permitted by law, such persons may engage in businesses competitive with ours. In our bye-laws we will explicitly renounce any interest of the company in such opportunities and any expectation that such opportunities will be offered to us.
Market Listing
We have been approved to list our common shares on the NASDAQ Global Select Market under the symbol “JRVR.”
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common shares will be Broadridge Corporate Issuer Solutions, Inc.

COMPARISON OF SHAREHOLDER RIGHTS
Differences in Corporate Law
You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of certain significant differences between the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders.
Duties of Directors
The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our board. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:
•
a duty to act in good faith in the best interests of the company;

•
a duty not to make a personal profit from opportunities that arise from the office of director;

•
a duty to avoid conflicts of interest; and

•
a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:
•
to act honestly and in good faith with a view to the best interests of the company; and

•
to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.
Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors, or any class of either shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.
Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the company.

Interested Directors
Bermuda law and our bye-laws provide that if a director has an interest in a contract or proposed contract or arrangement with us, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors and such director shall be required to recuse himself from any board meeting at which such contract or arrangement is to be considered.
Under Delaware law, such transaction would not be voidable if  (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors; (2) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (3) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.
Voting Rights and Quorum Requirements
Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Generally, except as otherwise provided in the bye-laws or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast, except for the election of directors which requires only a plurality of the votes cast.
Any individual who is a shareholder of common shares of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of common shares is entitled to one vote per common share held, except in cases where voting rights are reduced as described under “Risk Factors — Risks Related to Our Common Shares and This Offering — Our bye-laws and provisions of Bermuda law may impede or discourage a change of control transaction, which could deprive our investors of the opportunity to receive a premium for their shares.”
Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a meeting in which a quorum is present is required for shareholder action, and the affirmative vote of a plurality of shares present in person or represented by proxy and entitled to vote at the meeting is required for the election of directors.
Amalgamations, Mergers and Similar Arrangements
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws will provide that during the three year period following the consummation of this offering, so long as the D. E. Shaw Affiliates collectively beneficially own more than 20% of our outstanding common shares, a director designated by the D. E. Shaw Affiliates must approve any merger, amalgamation or similar arrangement, subject to certain limited exceptions. Our bye-laws will also provide that in the event of any merger, amalgamation or similar arrangement, no provision of any agreement related thereto shall be deemed to vary the rights of any particular class of common shares other than would be a variation of the common shares generally, and all of the holders of the common shares shall vote together as a single class in respect of such agreement.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A shareholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court to determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to shareholders if the stock received in such transaction is listed on a national securities exchange, including the NASDAQ Global Select Market.
Takeovers
An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:
•
By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of common shares shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

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By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

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Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporation does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested shareholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.
Shareholders’ Suits
Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.
Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.
Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.
Indemnification of Directors and Officers
Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. Section 98 of the Companies Act further provides that a company may advance moneys to an officer or auditor for the costs, charges and expenses incurred by the officer or auditor in defending any civil or criminal proceedings against them, on condition that the officer or auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them.
We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for this purpose.
Under Delaware law, a corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits director liability to the corporation or its shareholders for monetary damages for breaches of their fiduciary duty of care. Under Delaware law, a director’s liability cannot be eliminated or limited for (1) breaches of the duty of loyalty, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions or (4) transactions from which such director derived an improper personal benefit.
Delaware law provides that a corporation may indemnify a director, officer, employee or agent of the corporation against any liability or expenses incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that party. Furthermore, under Delaware law, a corporation is permitted to maintain directors’ and officers’ insurance.

Special Meetings of Shareholders
Under our bye-laws, a special general meeting will be held when, in the judgment of the Chairman, any two directors or, any director and our secretary or the board, decide such a meeting is necessary. In addition, upon receiving a requisition from holders of at least 10% of our voting shares, the board shall convene a special general meeting.
Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.
Notice of Shareholder Meetings
Bermuda law requires that shareholders be given at least five days’ advance notice of any general meeting. Under Delaware law, a company is generally required to give written notice of any meeting not less than 10 days nor more than 60 days before the date of the meeting to each shareholder entitled to vote at the meeting.
Dividends and other Distributions
Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of the company’s assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company.
Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Inspection of Corporate Records
Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and certain alterations to our memorandum of association. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders.
The register of members of a company is also open to inspection by shareholders and members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers which is also open to inspection by shareholders and members of the general public. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Delaware law requires that a company, within 10 days before a meeting of shareholders, prepare and make available a complete list of shareholders entitled to vote at the meeting. This list must be open to the examination of any shareholder for any purpose relating to the meeting for a period of at least 10 days prior to the meeting during ordinary business hours and at the principal place of business of the company. Delaware law also permits a shareholder to inspect the company’s books and records if the shareholder can establish that he or she is a shareholder of the company, the shareholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records and the inspection by the shareholder is for a proper purpose.

Shareholder Proposals
Under Bermuda law, shareholder(s) may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (1) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting and/or (2) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (1) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates or (2) not less than 100 shareholders. Any such rights are subject to the “advance notice” provision in the bye-laws, as described under “Description of Share Capital — Certain Bye-Laws Provisions — Shareholder Advance Notice Procedure.”
Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting, although restrictions may be included in a Delaware corporation’s certificate of incorporation or bylaws.
Amendment of Memorandum of Association/Certificate of Incorporation
Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.
Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued and outstanding share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.
Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders’ meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the powers, preferences or special rights of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s original certificate of incorporation, in any amendment thereto which created such class or classes of stock or which was adopted prior to the issuance of any shares of such class or classes of stock, or in any amendment thereto which was authorized by a resolution or resolutions adopted by the affirmative vote of the holders of a majority of such class or classes of stock.
Amendment of Bye-laws
Our bye-laws will provide that the bye-laws may only be amended upon a resolution approved by the board and a resolution approved by the shareholders of the Company. Following this offering, certain amendments related to voting, the election of directors, board classification, removal of directors and amendments to the bye-laws and memorandum of association will require an affirmative vote of not less than 66.67% of the directors then in office and a resolution of the shareholders, including the affirmative vote of not less than 66.67% of the votes attaching to all shares outstanding. In addition, no amendment to our memorandum of association and bye-laws which would have a material adverse effect on the D. E. Shaw Affiliates may be made without the D. E. Shaw Affiliates’ consent, so long as the D. E. Shaw Affiliates collectively beneficially own at least 20% of the outstanding common shares.
Under Delaware law, unless the certificate of incorporation or bylaws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation.
Dissolution
Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Bermuda Registrar of Companies. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.
Under Delaware law, a corporation may voluntarily dissolve (1) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution or (2) if all shareholders entitled to vote thereon consent in writing to such dissolution.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our common shares. Sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices of our common shares. Some of our common shares will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale some of which are described below. Sales of substantial amounts of common shares in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.
Sales of Restricted Securities
As of the date of this prospectus, there are 28,540,350 common shares issued and outstanding. Of these shares, all of the common shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining common shares that will be issued and outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, common shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.
Lock-up Agreements
We, the selling shareholders, and all of our directors and executive officers, have signed lock-up agreements under which the signatory agreed not to offer, sell, contract to sell, pledge, or otherwise dispose of, or to enter into any hedging transaction with respect to, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 180 days commencing on the date of this prospectus, subject to certain exceptions. See “Underwriting.”
Rule 144
In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our common shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common shares by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.
In addition, under Rule 144, a person may sell common shares acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:
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the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

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the person has beneficially owned the common shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Investors party to the Offering Agreement have agreed not to effect any sale or distribution or to request registration of any securities within 10 days prior and 180 days following the effective date of the registration statement of which this prospectus forms a part; however, common shares held by persons other than our affiliates will be eligible for sale under Rule 144 immediately upon the end of such lock-up period.

Beginning 90 days after the date of this prospectus, and subject to the lock up agreements described above, our affiliates who have beneficially owned our common shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
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1% of the number of our common shares then issued and outstanding, which will equal approximately 285,400 shares immediately after this offering; and

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the average weekly trading volume in our common shares on the NASDAQ Global Select Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Any of our employees, officers or directors who acquired common shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 common shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all common shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.
Equity Incentive Plans
As of September 30, 2014, on a pro-forma basis giving effect to the Recapitalization, we had outstanding options to purchase 2,161,250 common shares, of which options to purchase 1,668,250 common shares were vested. Additionally we will have 3,171,150 common shares available for issuance under our 2014 LTIP, and 50,000 common shares available for issuance under the Director Plan, in each case upon the consummation of this offering. In connection with this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the common shares issuable upon exercise of outstanding options as well as all common shares reserved for future issuance under our equity plans. See “Executive Compensation — Equity Incentive Plans” and “Management — Director Compensation — James River Group Holdings, Ltd. 2014 Non-Employee Director Incentive Plan” for additional information regarding these plans. Common shares issued under any S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.
Registration Rights
The holders of our currently issued and outstanding common shares will be entitled to certain rights with respect to the registration of their common shares under the Securities Act following the offering pursuant to a registration rights agreement that we will enter into with our shareholders, which agreement will be effective upon the consummation of this offering. For a description of these registration rights, see “Certain Relationships and Related Party Transactions — Related Party Transactions — Registration Rights Agreement.” If these shares are registered, they will be freely tradable without restriction under the Securities Act unless acquired by us or one of our affiliates.

TAX CONSIDERATIONS
Bermuda Tax Considerations
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our common shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.
U.S. Federal Income Tax Considerations
The following discussion summarizes certain U.S. federal income tax considerations relating to the Company and its subsidiaries (the “Group”) and to buying, holding and selling common shares of the Company sold in this offering. The legal conclusions as to matters of U.S. federal income tax law included in this discussion are, subject to the limitations, qualifications and assumptions set forth below, the opinion of our tax counsel, Bryan Cave LLP. This discussion is based on the Code, applicable Treasury regulations promulgated under the Code (the “Regulations”), court decisions, administrative interpretations and the Bermuda Treaty, all as currently in effect. Court decisions and administrative interpretations are not necessarily binding on the IRS. The Code, Regulations, administrative interpretations, court decisions and the Bermuda Treaty are subject to change, possibly with retroactive effect. Future legislative, judicial or administrative changes could affect the information, beliefs and conclusions in this summary. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. Unless otherwise expressly provided herein, the tax consequences under U.S. state and local tax laws and foreign tax laws are not addressed. This discussion is not a complete analysis of all of the tax considerations that may be relevant to the decision to acquire our common shares.
Unless otherwise expressly stated herein, this discussion only addresses U.S. federal income tax considerations relevant to a “U.S. person” (as defined below) who holds our common shares as “capital assets” within the meaning of Section 1221 of the Code (a “U.S. Holder”). Unless otherwise expressly stated herein, references to our common shares refer only to the common shares issued in this offering. Unless otherwise noted, this discussion does not address aspects of U.S. federal income taxation that may be relevant to a shareholder that is subject to special rules such as:
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an investor that is not a citizen or resident of the United States;

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a financial institution or insurance company;

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a mutual fund;

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a tax-exempt organization;

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a broker or dealer in securities or foreign currencies;

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an investor that holds common shares not issued in this offering;

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a trader in securities that elects to apply a mark to market method of tax accounting; or

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a shareholder that holds our common shares as part of a hedge, appreciated financial position, straddle, conversion or other risk reduction transaction.

For the purposes of this discussion, a “U.S. person” means an investor who beneficially owns one or more of our common shares and who is:
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an individual citizen or resident of the United States;

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a corporation or other entity treated as a corporation for U.S. federal income tax purposes that was created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

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an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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any trust if  (1) a court within the United States is able to exercise primary supervision over the administration of the trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Prospective investors that are partnerships or partners in a partnership are strongly urged to consult their own tax advisors regarding the particular consequences of owning our common shares.
U.S. Federal Income Taxation of the Company and JRG Re
The Company and JRG Re are foreign corporations for U.S. federal income tax purposes, and the Group believes that the activities of the Company and/or JRG Re (the “Bermuda Companies”), as contemplated, will not constitute being engaged in the conduct of a trade or business within the United States, although there can be no assurance the IRS will not successfully assert that the Bermuda Companies are engaged in the conduct of a trade or business within the United States. Because the Company believes that the Bermuda Companies will not be engaged in the conduct of a trade or business within the United States, the Company does not expect the Bermuda Companies to be subject to U.S. federal income tax, except as described below.
The determination as to whether the Bermuda Companies are engaged in the conduct of a trade or business within the United States is factual in nature and must be made annually. Neither the Code nor the applicable Regulations provide a general definition of what constitutes being engaged in the conduct of a trade or business within the United States, and the limited case law on the subject does not provide definitive guidance. The case law that exists generally provides that a foreign corporation will be treated as engaged in the conduct of a trade or business within the United States if it regularly and continuously carries out business activities in the United States.
If the Bermuda Companies were deemed to be engaged in the conduct of a trade or business within the United States, such entities generally would become subject to U.S. federal income tax on their taxable income treated as “effectively connected” to such trade or business and such income would be taxed at regular corporate rates. In addition, the Bermuda Companies would become subject to U.S. branch profits tax on their earnings and profits that are both “effectively connected” with their trade or business in the United States, with certain adjustments, and deemed repatriated out of the United States. The highest marginal U.S. federal income tax rates currently are 35% for a corporation’s effectively connected income and 30% for the “branch profits” tax. The U.S. federal income tax liability of the Bermuda Companies would generally be computed in the same manner that applies to the income of a U.S. corporation, except that deductions and credits would generally only be available for tax years where U.S. income tax returns were filed. If the Bermuda Companies were deemed to be engaged in the conduct of a trade or business within the United States, the such entities may be subject to penalties if they fail to file tax returns.
The United States and Bermuda currently are parties to the Bermuda Treaty, which relates to the taxation of insurance enterprises. If the Bermuda Companies are entitled to the benefits under the Bermuda Treaty, the Bermuda Companies would not be subject to U.S. federal income tax on any income found to be effectively connected with the conduct of a trade or business within the United States unless that trade or business is conducted through a permanent establishment in the United States. Whether business is being conducted in the United States through a permanent establishment is an inherently factual determination. The Bermuda Companies intend to conduct their activities in such a manner as to minimize the risk that they will be considered as having a permanent establishment in the United States, although there can be no assurance that it will achieve this result. An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if  (1) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (2) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens (the “Bermuda Treaty Benefits Test”). It is not certain whether the Bermuda Companies will be entitled to the benefits under the Bermuda Treaty because we cannot predict whether ownership of the Company’s common shares will be such as to satisfy the Bermuda Treaty Benefits Test.
Even if the Bermuda Companies are not engaged in the conduct of a trade or business within the United States, they will be subject to U.S. federal income tax on certain fixed or determinable annual or periodic gains, profits and income, such as dividends and certain interest on investments, if any, from sources within the United States. Generally, this tax is imposed by withholding 30% of the payments, or deemed payments, to the Bermuda Companies that are subject to this tax, and is eliminated with respect to certain types of U.S. source income, such as interest on certain debt instruments. If the Bermuda Companies are treated as engaged in the conduct of a trade or business within the United States, the 30% withholding tax only applies to payments that are not effectively connected with such trade or business. In addition, dividends paid by our U.S. subsidiaries to us may be subject to the same withholding tax, which, if applicable, may adversely affect our ability to deploy our capital in a tax efficient manner.
The United States imposes an excise tax on insurance and reinsurance premiums paid to the Bermuda Companies with respect to insureds located in the United States at a rate of  (1) 4 cents for each dollar (or fractional part thereof) of the premiums paid for direct casualty insurance and indemnity bond premiums and (2) 1 cent for each dollar (or fractional part thereof) of the premiums paid for reinsurance premiums and for direct insurance premiums for life, sickness and accident policies and annuity contracts. It is the position of the IRS that such tax applies each time such a U.S. risk is insured, reinsured or retroceded (even if the relevant agreement is between two non-U.S. entities). The District Court for the District of Columbia recently held that this excise tax (often referred to as the FET) does not apply to retrocession contracts; the IRS has appealed this decision.
U.S. Federal Taxation of Dividends
Subject to the discussion below regarding passive foreign investment companies, controlled foreign corporations and related person insurance income, cash distributions paid with respect to common shares of the Company will constitute ordinary dividend income to a U.S. Holder to the extent paid out of current or accumulated earnings and profits, and U.S. Holders generally will be subject to U.S. federal income tax upon receipt of such dividends. Dividends paid to certain non-corporate U.S. Holders (including individuals) generally will be taxable at a maximum rate of 20% if the dividends constitute “qualified dividend income” and the U.S. Holder holds the shares for more than 60 days out of the 121-day period that begins 60 days before the ex-dividend date and meets certain other requirements.
Any dividends paid on common shares of the Company generally will constitute “qualified dividend income” if the common shares are readily tradable on an established securities market in the United States. Dividends paid on common shares of the Company generally will not be eligible for the dividends received deduction.
Certain U.S. Holders that are individuals, estates or trusts are subject to an additional tax at the rate of 3.8% on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to our common shares and gain upon the sale, exchange or other disposition of such shares.
To the extent distributions on common shares of the Company are made that exceed the current and accumulated earnings and profits of the Company, U.S. Holders will be treated as having received a return of their tax basis in their common shares, and any amount distributed by the Company in excess of a U.S. Holder’s tax basis generally will be treated as gain from the sale of a capital asset.
Prospective investors are strongly urged to consult with their own tax advisors regarding the taxation of any dividends on common shares of the Company.
Passive Foreign Investment Companies
In general, a foreign corporation is treated as a PFIC if 75% or more of its gross income constitutes “passive income” (as defined below) or 50% or more of its assets produce, or are held for the production of, passive income.

In determining whether a company will be treated as a PFIC, it is treated as if it directly owned its proportionate share of the assets and received its proportionate share of the income of any other corporation of which it is a 25% or greater shareholder (by value).
For purposes of the PFIC tests, “passive income” generally includes interest, dividends, annuities and other investment income. The PFIC rules contain an express exception for income that is derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business (the “Insurance Company Exception”). The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated, for purposes of determining whether it is a PFIC, as if it “received directly its proportionate share of the income . . .” and as if it “held its proportionate share of the assets . . .” of any other corporation in which it owns at least 25% of the value of the stock.
The Insurance Company Exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. However, there is very little authority as to what constitutes the active conduct of an insurance business or being predominantly engaged in such business. In particular, there is uncertainty as to what constitutes the appropriate levels of financial reserves and risk transfer with respect to an insurance contract, and the appropriate level of insurance business activity with respect to an insurance company. Therefore, income derived by the Bermuda Companies could be considered passive income derived outside of the active conduct of an insurance business if it is earned from investments that are attributable to financial reserves in excess of the reasonable needs of the Group’s insurance business or from non-traditional insurance activities that do not contain sufficient risk transfer, or if the Group were found not to be predominantly engaged in an active insurance business under U.S. tax principles. Under the look-through rule, the Company should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of the 75% test and the 50% test.
The Group believes that its financial reserves will be consistent with industry standards and will not be in excess of the reasonable needs of the Group’s insurance business. The Group also believes that it will be actively engaged in insurance activities that involve sufficient transfer of risk. Accordingly, we believe that the Company has not been and should not be treated as a PFIC. However, there can be no assurance that the IRS will agree with the Group’s position and will not assert that the Group does not qualify for the Insurance Company Exception in any year, or that, if the IRS were to make such an assertion, that the IRS’ position would not ultimately be sustained by the courts. Moreover, our expectation with respect to any taxable year will be based on the amount of risk that we expect to underwrite during that year.
Generally, U.S. Holders of a PFIC are required to file an annual information report with respect to any PFICs in which they own a direct or indirect interest on IRS Form 8621. Prospective investors are strongly urged to consult with their own tax advisors to determine their particular filing obligations.
Classification of the Company and JRG Re as Controlled Foreign Corporations
Each “U.S. 10% Shareholder” (as defined below) that owns, directly or indirectly through foreign entities, stock of a foreign corporation on the last day of the tax year and such foreign corporation is a CFC for an uninterrupted period of 30 days or more during any taxable year is required to include in its gross income for U.S. federal income tax purposes as ordinary income its pro rata share of the CFC’s “subpart F income” (as defined below) for such year. A U.S. 10% Shareholder is a U.S. person who owns (directly, indirectly through foreign entities or constructively) 10% or more of the total combined voting power of all classes of stock of a foreign corporation.
Subpart F income generally includes passive investment income, such as interest, dividends, and certain rent and royalties, and certain insurance income, including underwriting and investment income that is attributable to the issuing or reinsuring of any insurance or annuity contract, and that, absent an exception, generally would be taxed under the insurance company provisions of the Code if such income were the income of a U.S. insurance company.
Immediately following the initial public offering of our common shares, the Company and JRG Re will each be a CFC. Furthermore, the Group expects that all of the income of the Bermuda Companies will be subpart F income. Subpart F income inclusion generally is applicable to U.S. 10% Shareholders that have a direct or indirect ownership interest in a CFC on the last day of the taxable year of the CFC. The subpart F income inclusion is required even if the subpart F income is not distributed. In addition, U.S. 10% Shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC increases the amount of its earnings that are invested in certain specified types of U.S. property. Under regulations, an inclusion of subpart F income by a U.S. 10% shareholder will not be treated as a dividend for purposes of calculating the 3.8% tax on “net investment income” described above under “—U.S. Federal Taxation of Dividends.” However, actual distributions with respect to such income, which as previously taxed income will not be subject to U.S. federal income tax, will be treated as dividends for purposes of calculating net investment income and this 3.8% tax. In general, a foreign corporation is treated as a CFC only if its U.S. 10% Shareholders collectively own more than 50% of the total combined voting power of all class of stock entitled to vote or the total value of the corporation’s stock. However, for purposes of taking into account subpart F insurance income, a foreign corporation generally will be treated as a CFC if more than 25% of the total combined voting power or total value of its stock is owned by U.S. 10% Shareholders.
The Company’s bye-laws provide voting limitations designed to reduce the risk that shareholders who acquire shares in this offering or in the secondary market from being treated as U.S. 10% Shareholders of a CFC. These voting limitations will not apply to our existing shareholders who beneficially own in excess of 10% of our common shares prior to the offering and 10% of our common shares immediately following the offering. However, because of the complexity of the attribution rules contained in the Code and the uncertainty of the effectiveness of these voting limitations, there can be no assurance that these voting limitations will prevent shareholders who acquire shares in this offering or in the secondary market from being treated as U.S. 10% Shareholders of a CFC.
If the Bermuda Companies are CFCs, the rules relating to PFICs generally would not apply to a U.S. Holder that is a U.S. 10% Shareholder. However, certain subpart F income may be taxable at higher rates than if such income were taxable income of a PFIC with respect to which a valid QEF election has been made.
Potential investors are strongly urged to consult their own tax advisors to determine whether their ownership of our common shares will cause them to become a U.S. 10% Shareholder and the impact of such a classification.
Related Person Insurance Income
A different definition of CFC is applicable in the case of a foreign corporation which earns related person insurance income (“RPII”). RPII is subpart F insurance income of a foreign corporation attributable to insurance policies or reinsurance contracts where the person that is directly or indirectly insured or reinsured is a U.S. person who owns, directly or indirectly through foreign entities, any amount of stock in such foreign corporation (an “RPII Shareholder”) or a “related person” (as defined below) to such RPII Shareholder. Generally, for purposes of the RPII rules, a related person is someone who controls or is controlled by a RPII Shareholder or someone who is controlled by the same person or persons which control the RPII Shareholder. Control is defined as ownership of more than 50% of either the value or voting power of the stock of a person after applying certain constructive ownership rules.
For purposes of taking into account RPII, and subject to the exceptions described below, the Bermuda Companies will be treated as CFCs if U.S. persons collectively own, directly or indirectly, 25% or more of the total combined voting power or value of its stock on any day during a taxable year. If a Bermuda Company is a CFC for an uninterrupted period of at least 30 days during any taxable year under the special RPII rules, a U.S. Holder that owns our common shares on the last day of any such taxable year must include in gross income for U.S. federal income tax purposes such U.S. Holder’s allocable share of RPII of such Bermuda Company for the entire taxable year, subject to certain modifications.
RPII Exceptions
The RPII rules do not apply to the Bermuda Companies if: (1) direct and indirect insureds and persons related to such insureds, whether or not U.S. persons, own, or are treated at all times during the taxable year as owning, directly or indirectly through foreign entities, less than 20% of the voting power and less than 20% of the value of the stock of such Bermuda Company or (2) such Bermuda Company’s RPII, determined on a gross basis, is less than 20% of such Bermuda Company’s gross insurance income for such taxable year.

The Company does not believe that the 20% gross income threshold has been met or will be met. However, if a Bermuda Company’s RPII, determined on a gross basis, is 20% or more of such Bermuda Company’s gross insurance income for such taxable year, a U.S. Holder that owns any common shares on the last day of the Bermuda Companies’ taxable year will be required to include such U.S. Holder’s allocable share of such Bermuda Company’s RPII for the entire taxable year in such U.S. Holder’s gross income for U.S. federal income tax purposes.
Computation of RPII
In order to determine how much RPII, if any, the Bermuda Companies have earned in each taxable year, the Group intends to obtain and rely upon information from the Company’s major shareholders and the Bermuda Companies’ ceding companies to determine whether any of the ceding companies or the direct and indirect insureds or persons related to such insureds are direct or indirect U.S. shareholders. We likely will not be able to determine whether any of the underlying insureds of its ceding companies are RPII Shareholders or related persons to such shareholders. Accordingly, the Group may not be able to determine accurately: whether the Bermuda Companies qualify for any RPII exception; or what the gross amount of RPII earned by the Bermuda Companies in a given taxable year would be. The Group will take reasonable steps that it believes to be advisable to obtain the necessary information to determine the availability of the RPII exceptions and the amount of insurance income that is RPII. However, there can be no assurance that the Group will be able to obtain all necessary information to make the determinations.
Apportionment of RPII to U.S. Persons
If the Bermuda Companies earn RPII, a shareholder that is a U.S. person may be apportioned more RPII than such shareholder’s proportionate share of such RPII under the apportionment rules prescribed by the Code. If the Bermuda Companies have RPII and the Company makes a distribution of RPII to a U.S. Holder with respect to such U.S. Holder’s common shares, the distribution will not be taxable to the extent such RPII has been allocated to and included in such U.S. Holder’s gross income for the taxable year in which the distribution was paid or for any prior year.
Uncertainty as to Application of the CFC and RPII Rules
The courts have not interpreted the RPII provisions and there are no definitive Regulations interpreting the RPII provisions, although proposed Regulations have existed since 1991. It is unclear whether the IRS will adopt the proposed Regulations or what changes or clarifications might ultimately be made to the proposed Regulations. Additionally, considerable uncertainty exists regarding the CFC rules pertaining to insurance. Any changes to the proposed and final Regulations governing CFCs and RPII, or any interpretation or application of the CFC and RPII rules by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning and application of the CFC insurance and RPII provisions are uncertain. Finally, there can be no assurance that any amounts of subpart F insurance income or RPII inclusions reported by the Group to a U.S. Holder will not be subject to adjustment based upon subsequent IRS examination. Prospective investors are strongly urged to consult their own tax advisors as to the effects of these uncertainties and as to the effects that the CFC insurance and RPII provisions may have on them and on their investment in our common shares.
Basis Adjustments
A U.S. Holder’s tax basis in its common shares will be increased by the amount of any subpart F income that such U.S. Holder includes in income under either the RPII or non-RPII CFC rules. Similarly, a U.S. Holder’s tax basis in its common shares will be reduced by the amount of distributions of subpart F income that are excluded from income.
Information Reporting
Under certain circumstances, U.S. 10% Shareholders and RPII Shareholders of a CFC that own shares directly or indirectly through a foreign entity may be required to file IRS Form 5471. Furthermore, U.S. persons that directly or indirectly acquire 10% or more of the value of the shares of a foreign corporation may be required to file IRS Form 5471 in certain circumstances even if the entity is not a CFC.

Accordingly, if the Bermuda Companies’ gross RPII for a taxable year constitutes 20% or more of its gross insurance income for the period, and the 20% ownership exception described above does not apply, any U.S. person treated as owning, directly or indirectly, any of the Bermuda Companies’ common shares on the last day of the Bermuda Companies’ taxable year will be subject to the RPII rules and will be required to file IRS Form 5471. In addition, a U.S. Holder that owns, directly or indirectly, more than 10% of the vote or value of the Company’s outstanding common shares at any time during the Company’s taxable year will be required in certain circumstances to file IRS Form 5471 even if the Bermuda Companies are not CFCs. In addition, a U.S. person that transfers more than $100,000 in a 12-month period to a foreign corporation is required to file IRS Form 926 with the transferor’s U.S. federal income tax return for the year of the transfer. Failure to file IRS Form 5471 and Form 926 may result in penalties. A U.S. Holder may also have to file Form 8938 with respect to such U.S. Holder’s common shares, as discussed below under “Disclosure Requirements for Specified Foreign Financial Assets.”
Tax-Exempt Shareholders
A tax-exempt entity that owns (directly, indirectly through a non-U.S. entity or constructively) any shares of stock in a CFC is generally required to treat as unrelated business taxable income (“UBTI”) the portion of any amount of subpart F insurance income included in such tax-exempt entity’s gross income under the CFC and RPII rules discussed above if such insurance income would be treated as UBTI if derived directly by such tax-exempt shareholder.
If the Bermuda Companies were treated as CFCs for a taxable year, then any tax-exempt entity treated as a U.S. 10% Shareholder would be required to treat a portion of the Group’s subpart F insurance income as UBTI. Moreover, if JRG Re’s gross RPII were to equal or exceed 20% of its gross insurance income and the 20% ownership exception for RPII did not apply, then tax-exempt entities owning common shares of the Company would be required to treat a portion of the Group’s subpart F income as UBTI even if such tax-exempt entities were not treated as U.S. 10% Shareholders. Additionally, a tax-exempt entity that is treated as a U.S. 10% Shareholder or a RPII Shareholder must file IRS Form 5471 in the circumstances described above.
Potential investors that are tax-exempt entities are strongly urged to consult their own tax advisors as to the potential impact of the subpart F insurance income and UBTI provisions of the Code.
Dispositions of Our Shares
Generally, the difference between a U.S. Holder’s basis in its shares and the amount realized on the sale, exchange or other disposition of its shares will be includible in gross income as capital gain or loss, subject to the relevant discussion in this summary relating to the potential application of the CFC and PFIC rules. If a U.S. Holder’s holding period for its shares is more than one year, any gain will generally be subject to U.S. federal income tax at the rates applicable to long-term capital gain, subject to the PFIC provisions discussed above.
Under Section 1248 of the Code, any gain from the sale or exchange by a U.S. 10% Shareholder of shares in a CFC may be treated as a dividend to the extent of the CFC’s earnings and profits during the period that the shareholder held the shares, subject to certain adjustments. If gain from the sale or exchange of our common shares is recharacterized as dividend income under Section 1248 of the Code, the gain may be treated as “qualified dividend income” to non-corporate taxpayers and eligible for a reduced 20% rate of taxation, subject to the public trading and holding period requirements and PFIC provisions discussed above. Section 1248 also applies to the sale or exchange of shares by a U.S. person in a foreign corporation that earns RPII and is characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a U.S. corporation. Such dividend treatment applies to a U.S. person subject to the RPII rules regardless of whether such U.S. person is a U.S. 10% Shareholder or whether the CFC meets either one of the first two RPII exceptions described above (i.e., the 20% ownership exception and the RPII 20% gross income exception). The proposed Regulations do not specifically address whether Section 1248 of the Code applies when an upper tier foreign corporation does not earn RPII directly and does not have U.S. 10% Shareholders but such foreign corporation has an insurance company subsidiary that is a CFC for purposes of requiring U.S. persons to take RPII into account.

The Company believes that it would be reasonable for a U.S. Holder to take the position that Section 1248 of the Code should not apply to dispositions of our common shares because of the voting limitations contained in the Company’s bye-laws and the Company will not be directly engaged in the insurance business. However, there can be no assurance that the IRS will interpret the proposed Regulations in this manner or that the Treasury Department will not amend such Regulations, or issue other Regulations, to provide that Section 1248 of the Code applies to dispositions of our common shares.
Potential investors are strongly urged to consult their own tax advisors regarding the application of these provisions to the disposition of our common shares.
Foreign Tax Credit
The Group’s subpart F insurance income inclusions and dividends generally will constitute income from sources outside the United States and generally will be categorized as “passive” income for foreign tax credit limitation purposes. If, however, 50% or more (by vote or value) of the Company’s common shares are treated as being owned by U.S. persons, the amount of dividends constituting income from sources outside the United States may be limited to the amount attributable to the Bermuda Companies’ income from sources outside the United States. This foreign source limitation also applies to any gain from the sale of our common shares that is treated as a dividend under Section 1248 of the Code. Thus, it may not be possible for U.S. Holders to utilize excess foreign tax credits to reduce U.S. tax on such income. The rules relating to U.S. foreign tax credits are very complex, and potential investors are strongly urged to consult their own tax advisors regarding the application of such rules.
Disclosure Requirements for Specified Foreign Financial Assets
Individual U.S. Holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement setting forth certain information if the aggregate value of all such assets exceeds $50,000 on IRS Form 8938. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include our common shares if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.
Information Reporting and Backup Withholding
Paying agents and custodians located in the United States will be required to comply with certain IRS information reporting requirements with respect to payments of dividends, if any, on our common shares payable to shareholders of the Company or to paying agents or custodians located within the United States. In addition, a holder may be subject to backup withholding at the rate of 28% with respect to dividends paid by such persons unless such holder either (1) is a corporation, a non-U.S. person or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Sales of our common shares through brokers by certain holders also may be subject to backup withholding, subject to certain exceptions. Backup withholding tax is not an additional tax and may be credited against a holder’s regular U.S. federal income tax liability.
Foreign Account Tax Compliance
FATCA generally imposes a 30% withholding tax regime with respect to (1) certain U.S. source income (including interest and dividends) and gross proceeds from any sale or other disposition after December 31, 2016, of property that can produce U.S. source interest or dividends (“withholdable payments”) and (2) “passthru payments” (generally, withholdable payments and payments that are attributable to withholdable payments) made by FFIs. As a general matter, FATCA was designed to require U.S. persons’

direct and indirect ownership of certain non-U.S. accounts and non-U.S. entities to be reported to the IRS. The application of the FATCA withholding rules were phased in beginning July 1, 2014, with withholding on foreign passthru payments made by FFIs taking effect no earlier than 2017.
The Bermuda government has signed a “Model 2” IGA with the United States. If the Bermuda Companies are treated as FFIs for the purposes of FATCA, under the Model 2 IGA, the Bermuda Companies will be directed to ‘register’ with the IRS and enabled to comply with the requirements of FATCA, including due diligence, reporting and withholding. Assuming registration and compliance pursuant to a Model 2 IGAL, an FFI would be treated as FATCA compliant and not subject to withholding.
Under the regulations implementing FATCA, a foreign insurance company (or foreign holding company of an insurance company) that issues or is obligated to make payments with respect to a cash value insurance or annuity contracts is a foreign financial institution. Insurance companies that issue only property-casualty insurance contracts, or that only issue life insurance contracts lacking cash value (or that provide for limited cash value) generally would not be considered FFIs under the final regulations. However, a holding company may be treated as an FFI if it is formed in connection with or availed of by a collective investment vehicle, mutual fund, exchange traded fund, hedge fund, venture capital fund, leveraged buyout fund, or any similar investment vehicle established with an investment strategy of investing, reinvesting, or trading in financial assets. Moreover, a company may be treated as an FFI if its gross income is primarily attributable to investing, reinvesting, or trading in financial assets and the entity is managed by an FFI, or the entity functions or holds itself out as an investment vehicle established with an investment strategy of investing, reinvesting, or trading in financial assets. There can be no certainty as to whether the Bermuda Companies will be treated as a “foreign financial institution” under FATCA. Even if the Bermuda Companies are not treated as FFIs, then depending on whether common shares of the Company are treated as “regularly traded on one or more established securities markets” under the FATCA rules and whether the income and assets of the Bermuda Companies meet the requirements for the treatment of the Bermuda Companies as an “active NFFE,” withholdable payments to the Bermuda Companies may be subject to a 30% withholding tax unless the Bermuda Companies provide information regarding its U.S. direct or indirect owners.

UNDERWRITING
We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common shares indicated in the following table. Keefe, Bruyette & Woods, Inc., UBS Securities LLC and FBR Capital Markets & Co. are the representatives of the underwriters.
Underwriters	Number of Common Shares
Keefe, Bruyette & Woods, Inc.	3,300,000
UBS Securities LLC	3,300,000
FBR Capital Markets & Co.	1,650,000
BMO Capital Markets Corp.	1,100,000
KeyBanc Capital Markets Inc.	660,000
SunTrust Robinson Humphrey, Inc.	660,000
Scotia Capital (USA) Inc.	330,000
Total	11,000,000

The underwriters are committed to take and pay for all of the common shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
Over-Allotment Option
The underwriters have an option to buy up to an additional 1,650,000 common shares from the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any common shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
Underwriting Discount and Offering Expenses
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without Exercise of Option to Purchase Additional Common Shares	With Full Exercise of Option to Purchase Additional Common Shares
Per share	$1.26	$1.26
Total paid by selling shareholders	$13,860,000	$15,939,000
Common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.10 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $4.0 million, and will be paid by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA up to a maximum of  $50,000, plus the amount of any applicable filing fees.

Indemnification and Contribution
We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
Lock-Up Agreements
We, our executive officers and directors and our controlling shareholders, including the selling shareholders, have agreed to enter into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions,
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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of our common shares or any securities convertible into or exchangeable or exercisable for our common shares, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing; or

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enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common shares, whether any such swap, hedge or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the representatives may, in its sole discretion, release all or some of the securities from these lock-up agreements.
These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common shares to the same extent as they apply to our common shares. They also apply to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Price Stabilization and Short Positions
To facilitate the offering of our common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares, including:
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stabilizing transactions;

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short sales; and

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purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These transactions may also include making short sales of our common shares, which involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which they may purchase common shares through the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.
Directed Share Program
At our request, the underwriters have reserved up to 5% of the common shares being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us (including those individuals that will become directors of the Company upon the consummation of the offering). The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved common shares, but any purchases they do make will reduce the number of common shares available to the general public. Any reserved common shares not so purchased will be offered by the underwriters to the general public on the same terms as the other common shares. Participants in the directed share program who purchase common shares shall be subject to a 30-day lock-up with respect to any common shares sold to them pursuant to that program. This lock-up will have similar restrictions to the lock-up agreements described above. Any common shares sold in the directed share program to our directors, executive officers or selling stockholders shall be subject to the lock-up agreements described above. See “— Lock-Up Agreements.”
Affiliations
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.
Disclosure of any material relationships between any of the underwriters and the Company will be provided in an amendment to this Registration Statement.
Other Considerations
It is expected that delivery of our common shares will be made against payment therefor on or about the date specified on the cover page of this prospectus. Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Selling Restrictions
Other than in the United States, no action has been taken by us, the selling shareholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter has represented and agreed that with effect from and, including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common shares offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and, including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:
•
to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of  (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances which do not require the publication by us of a prospectus under Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.
United Kingdom
Each underwriter has represented and agreed that:
•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the common shares offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares offered hereby in, from or otherwise involving the United Kingdom.

NASDAQ Global Select Market Listing
We have been approved to list our common shares on the NASDAQ Global Select Market under the symbol “JRVR.”
There has been no public market for our common shares prior to this offering. We, the selling shareholders and the representatives of the underwriters negotiated the initial public offering price. In determining the initial public offering price, we, the selling shareholders and the representatives of the underwriters considered a number of factors in addition to prevailing market conditions, including:
•
the information set forth in this prospectus and otherwise available to the representatives of the underwriters;

•
the history of and prospects for our industry;

•
an assessment of our management;

•
our proposed operations;

•
our projected results of operations;

•
the projected trend of our operating results;

•
our earnings prospects;

•
our dividend policy and the anticipated amount of dividends, if any, to be paid to shareholders;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded shares of common stock of generally comparable companies; and

•
other factors deemed relevant by the representatives of the underwriters, the selling shareholders and us.

We, the selling shareholders and the representatives of the underwriters considered these and other relevant factors in relation to the price of similar securities of generally comparable companies. None of ourselves, the selling shareholders nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the common shares will trade in the public market at or above the initial public offering price.

LEGAL MATTERS
Certain legal matters relating to this offering will be passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda and by Bryan Cave LLP, New York, New York. Certain matters will be passed upon for the underwriters by Willkie Farr & Gallagher LLP, New York, New York.
EXPERTS
The consolidated financial statements of James River Group Holdings, Ltd. at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013 (including the financial statement schedules listed under the caption “Audited Consolidated Financial Statements” in the index to the financial statements on page F-1), appearing in this prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS
We are a Bermuda company. In addition, certain of our directors and officers as well as certain of the experts named in this prospectus, reside outside the United States, and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the U.S. federal securities laws.
We have been advised by Conyers Dill & Pearman Limited, our Bermuda counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Conyers Dill & Pearman Limited that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws obtained in actions against us or our directors and officers and (2) original actions brought in Bermuda against us or our officers and directors based solely upon the U.S. federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.

GLOSSARY OF INDUSTRY AND OTHER TERMS
Accident year
Means, with respect to losses, the calendar year during which the loss events related to such losses occurred and, with respect to premiums, the calendar year during which such premiums were earned.
Acquisition expenses
Means the aggregate expenses incurred by a company that relate directly to acquiring business, including commissions and underwriting expenses.
Admitted insurer
Means an insurer that has received a license or certificate of authority from a state regulatory authority to transact an insurance business in that state.
BMA
Means the Bermuda Monetary Authority.
Broker
Means an intermediary who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policyholder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.
BSCR
Means the Bermuda Solvency Capital Requirements.
CAGR
Means compounded annual growth rate.
Capacity
Means the percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions, or indirect financial restrictions such as capital adequacy requirements.
Case reserves
Means loss reserves, established with respect to specific, individual reported claims.
Casualty reinsurance
Means reinsurance that is primarily concerned with the losses caused by injuries to third parties and their property (in other words, parties other than the policyholder) and the legal liability imposed on the policyholder resulting therefrom. Also referred to as liability reinsurance. It includes, but is not limited to workers’ compensation, automobile liability and general liability.
Catastrophe
Means a severe loss, typically involving multiple claimants. Common catastrophe perils include earthquakes, hurricanes, tsunamis, hailstorms, severe winter weather, floods, fires, tornados, explosions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.
Cede; cedent; ceding company
Means when a party reinsures some or all of its liability with another, it “cedes” business and is referred to as the “ceding company” or “cedent.”
CFC
Means a controlled foreign corporation.

Claim
Means a request by an insured or reinsured for indemnification by an insurance or reinsurance company for loss incurred from an insured peril or event.
Claims-made policy
Means an insurance policy that provides coverage to the insured only for claims first asserted during the term of the policy and reported to the insurer during a reporting period specified in the policy.
Code
Means the U.S. Internal Revenue Code of 1986, as amended.
Combined ratio
Means the sum of the loss ratio and the expense ratio. A combined ratio that is less than 100% generally indicates an underwriting profit. A combined ratio that is greater than 100% generally indicates an underwriting loss.
Commercial lines
Means the various kinds of insurance that are written for businesses such as property, workers’ compensation and crop.
Commission
Means the fee paid to an agent, broker, intermediary or program administrator for placing insurance or reinsurance, which is generally a percentage of the premium.
Companies Act
Means the Bermuda Companies Act 1981.
Direct insurance
Means insurance sold by an insurer that contracts with the insured, as distinguished from reinsurance.
ECR
Means enhanced capital requirement.
Earned premiums
Means the portion of premiums earned during or prior to a given period that was actually recognized as income during such period.
Excess and surplus lines (E&S)
Means lines of insurance which are generally unavailable from admitted insurers due to perceived risk related to the insured’s business and which, consequently, are placed by surplus lines agents or brokers with insurers that are not admitted in the subject jurisdiction.
Excess of loss reinsurance
Means reinsurance that indemnifies the reinsured against that portion of losses and loss adjustment expenses incurred on the underlying policies in excess of a specified dollar or percentage loss ratio amount. Also known as non-proportional reinsurance.
Exclusions
Means a listing of specific types of coverage or loss that are not covered by a given treaty or contract.
Expense ratio
Means financial ratio calculated by dividing general and administrative expenses by net premiums earned.
Facultative reinsurance
Means reinsurance obtained on a case-by-case basis for all or part of the liability associated with a single risk, exposure, or policy.
FASB
Means the Financial Accounting Standards Board.
FATCA
Means the U.S. Foreign Account Tax Compliance Act.
FET
Means U.S. federal insurance excise tax.
FFIs
Means foreign financial institutions.

Financial strength rating
Means the opinions of rating agencies regarding the financial ability of an insurance or reinsurance company to meet its financial obligations under its policies.
Frequency
Means the number of claims occurring during a given coverage period.
Fronting
Means the issuance of insurance policies for another insurance company or a capital pool that may not have the licenses or rating to serve its desired market and ceding all or a substantial part of the risk to that insurance company or capital pool.
FSMA
Means the U.K. Financial Services and Markets Act 2000.
FSOC
Means the U.S. Financial Stability Oversight Council, which was established by the Dodd-Frank Act.
GAAP
Means accounting principles generally accepted in the United States.
Gross written premiums
Means total premiums for insurance written, or assumed reinsurance, during a given period.
Hard market
Means the portion of the market cycle of the property-casualty insurance industry characterized by constricted industry capital and underwriting capacity, increasing premium rates and, typically, enhanced underwriting performance.
Incurred but not reported (IBNR)
Means reserves for estimated loss and loss adjustment expenses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer, including unknown future developments on loss and loss adjustment expenses which are known to the insurer or reinsurer.
IGAs
Means intergovernmental agreements entered into under the FATCA regime.
Line of business
Means insurance line of business such as fire, auto, liability and workers’ compensation.
Long tail
Means a term used to describe certain types of third-party liability exposures (e.g., malpractice, products, workers’ compensation, errors and omissions) where the incidence of loss and the determination of damages are frequently subject to delays that extend beyond the term the insurance or reinsurance was in force. An example would be asbestos liability, where the manifestation of the disease and determination of liability does not occur until years later.
Loss adjustment expenses (LAE)
Means the expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs. Also known as claim adjustment expenses.
Loss development
Means increases or decreases in losses and LAE, whether paid or reserved, over a given period of time.

Loss reserves
Means reserves established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses, including allocated LAE, that the insurer will ultimately be required to pay with respect to insurance it has written.
Losses occurring
Means contracts that cover claims arising from loss events that occur during the term of the contract, although not necessarily reported during the term of the contract.
Loss ratio
Means the financial ratio calculated by dividing net losses and loss expenses by net premiums earned.
NAIC
Means the National Association of Insurance Commissioners, a voluntary organization of state insurance officials that promulgates model laws regulating the insurance industry, values securities owned by insurers, develops and modifies insurer financial reporting and insurer performance criteria and performs other services with respect to the insurance industry.
Net earned premiums
Means the portion of net premiums written during or prior to a given period that was actually recognized as income during such period.
Net written premiums
Means gross written premiums for a given period less premiums ceded to reinsurers and retrocessionaires during such period.
Occurrence-based policy
Means an insurance policy that provides coverage to the insured for liabilities arising from events occurring during the term of policy, irrespective of when a claim is actually made.
P&C
Means property-casualty.
Personal lines
Means types of insurance or reinsurance written for individuals or families, rather than for businesses.
PFIC
Means passive foreign investment company as defined in Section 1297(a) of the Code.
PML
Means probable maximum loss.
Premiums; written, earned and
 unearned
Means premiums represent the cost of insurance that is paid by the cedent or insurer to the insurer or the reinsurer. Written represents the complete amount of premiums received, and earned represents the amount recognized as income. Unearned is the difference between written and earned premiums.
Primary insurer
Means an insurance company that issues insurance policies to the public generally or to certain non-insurance entities.
Property catastrophe reinsurance
Means property catastrophe reinsurance contracts are typically “all risk” in nature, meaning that they protect against losses from earthquakes and hurricanes, as well as other natural and man-made catastrophes such as tornados, fires, winter storms and floods (where the contract specifically provides for coverage). Losses on these contracts typically stem from direct property damage and business interruption.

Property lines
Means types of insurance or reinsurance that provide coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use caused by an insured peril.
Property reinsurance
Means reinsurance that is primarily concerned with financial loss arising out of property loss, damage or loss of use caused by an insured peril.
Proportional reinsurance/Pro rata
 reinsurance
Means reinsurance whereby the reinsurer shares losses in the same proportion as its shares of premiums and policy amounts.
Quota share reinsurance
Means reinsurance arrangement in which the insurer, or cedent, automatically transfers, and the reinsurer accepts, a stated proportion of every risk within a defined type of business written by the insurer. For this, the reinsurer receives an equal proportion of the premiums. The ceding insurer receives a commission, based on the amount of the premiums ceded, which is intended to reimburse the insurer for the costs of writing and administering the business. The reinsurer is dependent on the ceding company’s ability in underwriting, pricing and claims administration.
Reinstatement premiums
Means the premiums charged for the restoration of the reinsurance limit of an excess of loss contract to its full amount after payment by the reinsurer of losses as a result of an occurrence.
Reinsurance
Means an arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, commonly referred to as the ceding company or cedent, for all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.
Retention
Means the specific amount of loss that the ceding company retains above which the reinsurance limit applies.
Retrocession; retrocessional coverage
Means a transaction whereby a reinsurer cedes to another reinsurer, commonly referred to as the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.
RPII
Means related person insurance income, as defined in Section 953(c)(2) of the Code.
Short tail
Means an insurance product where the ultimate losses are typically known and settled quickly, usually within a few years.

Soft market
Means the portion of the market cycle of the property-casualty insurance industry characterized by heightened premium rate competition among insurers, increased underwriting capacity and, typically, depressed underwriting performance.
Specialty lines
Means lines of insurance and reinsurance that provide coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers.
Statutory principles practices (SAP)
Means those accounting principles and practices which provide the framework for the preparation of insurance company financial statements, and the recording of transactions, in accordance with the rules and procedures adopted by regulatory authorities, generally emphasizing solvency considerations rather than a going-concern concept of accounting. The principal differences between SAP and GAAP as they relate to the financial statements of the Company’s insurance subsidiaries are (1) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (2) certain assets are not admitted for purposes of determining surplus under SAP, (3) the classification and carrying amounts of investments in certain securities are different under SAP and GAAP and (4) the criteria for providing asset valuation allowances and the methodologies used to determine the amount thereof are different under SAP and GAAP. See Note 20 to the Notes to the Audited Consolidated Financial Statements included elsewhere in this prospectus.
Submission
Means an unprocessed application for (1) reinsurance coverage forwarded to a reinsurer by a prospective ceding insurer or by a broker or intermediary on behalf of such prospective ceding insurer or (2) retrocessional coverage forwarded to a retrocessionaire by a prospective ceding reinsurer or by a broker or intermediary on behalf of such prospective ceding reinsurer.
Tangible equity or tangible book
 value
Means shareholders’ equity less goodwill and intangible assets.
TNC
Means transportation network companies.
Treaty reinsurance
Means the reinsurance of a specified type or category of risks defined in a reinsurance agreement (the “treaty”) between the primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all of that type or category of risk originally written by the primary insurer or reinsured. A treaty is generally valid for a period of one year and contains common contract terms along with a specific risk definition, data on limit and retention, and provisions for premiums and duration.

Underwriter
Means an employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk.
Underwriting
Means the insurer’s or reinsurer’s process of reviewing applications submitted for insurance or reinsurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.
Underwriting profit (loss)
Means the sum of net premiums earned, minus net losses and loss and loss adjustment expense, acquisition costs, general and administrative expenses, plus other underwriting fee income.
Unearned premium
Means the portion of premiums written that is allocable to the unexpired portion of the policy term.
Unit of exposure
Means a measure that is used to associate the premiums charged with respect to a policy with a factor that relates directly to the exposures covered by the policy. Examples include: per $100 of property value, per square foot area of a building, per $100 or $1,000 of payroll, and per specified dollar amount of admissions or gross receipts.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits to the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or other documents. You may read and copy the registration statement, of which this prospectus is a part, the related exhibits and other material we file with the SEC at the SEC’s public reference room, which is located at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may access the registration statement, of which this prospectus is a part, on the SEC’s website.
As a result of this offering, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the location set forth above or on the SEC’s website.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
	September 30, 2014	December 31, 2013
	(Unaudited)
	(in thousands)
Assets
Invested assets:
Fixed maturity securities:
Available-for-sale, at fair value (amortized cost: 2014 – $735,705; 2013 – $654,836)	$751,627	$663,118
Trading, at fair value (amortized cost: 2014 – $13,407; 2013 – $17,189)	13,492	17,306
Equity securities available-for-sale, at fair value (cost: 2014 – $64,348; 2013 – $67,129)	66,352	66,807
Bank loan participations held-for-investment, at amortized cost, net of allowance	231,758	197,659
Short-term investments	115,248	71,518
Other invested assets	31,950	42,066
Total invested assets	1,210,427	1,058,474
Cash and cash equivalents	91,633	158,604
Accrued investment income	7,012	7,156
Premiums receivable and agents’ balances, net	182,983	135,889
Reinsurance recoverable on unpaid losses	119,400	119,467
Reinsurance recoverable on paid losses	2,529	1,010
Prepaid reinsurance premiums	29,326	23,737
Deferred policy acquisition costs	69,081	46,204
Intangible assets, net	40,275	40,722
Goodwill	181,831	181,831
Other assets	35,089	33,699
Total assets	$1,969,586	$1,806,793

See accompanying notes.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (continued)
	September 30, 2014	December 31, 2013
	(Unaudited)
	(in thousands, except share amounts)
Liabilities and Shareholders’ Equity
Liabilities:
Reserve for losses and loss adjustment expenses	$690,882	$646,452
Unearned premiums	305,485	218,532
Payables to reinsurers	18,004	29,364
Senior debt	78,300	58,000
Junior subordinated debt	104,055	104,055
Accrued expenses	19,005	14,535
Payables for securities	38,928	–
Other liabilities	40,220	34,365
Total liabilities	1,294,879	1,105,303
Commitments and contingent liabilities
Shareholders’ equity:
Common Shares – 2014 and 2013: $0.0002 par value; 200,000,000 shares authorized; 28,540,350 shares issued and outstanding	6	6
Preferred Shares – 2014 and 2013: $0.00125 par value; 20,000,000 convertible shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	627,959	627,647
Retained earnings	32,457	66,636
Accumulated other comprehensive income	14,285	7,201
Total shareholders’ equity	674,707	701,490
Total liabilities and shareholders’ equity	$1,969,586	$1,806,793

See accompanying notes.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES
Condensed Consolidated Statements of Income and Comprehensive Income (Unaudited)
	Nine Months Ended September 30,
	2014	2013
	(in thousands, except share amounts)
Revenues:
Gross written premiums	$415,616	$284,420
Ceded written premiums	(47,998)	(30,157)
Net written premiums	367,618	254,263
Change in net unearned premiums	(81,561)	(7,754)
Net earned premiums	286,057	246,509
Net investment income	33,189	34,701
Net realized investment (losses) gains	(1,678)	12,992
Other income	740	153
Total revenues	318,308	294,355
Expenses:
Losses and loss adjustment expenses	171,936	141,803
Other operating expenses	98,971	89,039
Other expenses	2,848	605
Interest expense	4,661	5,200
Amortization of intangible assets	447	1,918
Total expenses	278,863	238,565
Income before taxes	39,445	55,790
U.S. federal income tax expense	3,626	6,483
Net income	$35,819	$49,307
Other comprehensive income (loss):
Net unrealized gains (losses), net of taxes of $2,882 in 2014 and $(8,126) in 2013	7,084	(34,807)
Total comprehensive income	$42,903	$14,500
Earnings per share:
Basic	$1.26	$1.59
Diluted	$1.24	$1.59
Weighted-average common shares outstanding:
Basic	28,540,350	31,084,950
Diluted	28,787,500	31,084,950
Dividends per common share	$2.45	$—
See accompanying notes.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)
	Common Shares	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	JRGH Shareholders’ Equity	Non- Controlling Interest	Total Shareholders’ Equity
	(in thousands)
Balances at December 31, 2012	$7	$738,020	$(701)	$46,446	$783,772	$268	$784,040
Net income	—	—	49,307	—	49,307	—	49,307
Other comprehensive loss	—	—	—	(34,807)	(34,807)	—	(34,807)
Common share repurchase	(1)	(110,759)	—	—	(110,760)	—	(110,760)
Repurchase of non-controlling interest	—	(321)	—	—	(321)	(208)	(529)
Compensation expense under share incentive plan	—	518	—	—	518	—	518
Balances at September 30, 2013	$6	$627,458	$48,606	$11,639	$687,709	$60	$687,769
Balances at December 31, 2013	$6	$627,647	$66,636	$7,201	$701,490	$–	$701,490
Net income	—	—	35,819	—	35,819	—	35,819
Other comprehensive income	—	—	—	7,084	7,084	—	7,084
Dividends	—	—	(69,998)	—	(69,998)	—	(69,998)
Compensation expense under share incentive plan	—	312	—	—	312	—	312
Balances at September 30, 2014	$6	$627,959	$32,457	$14,285	$674,707	$–	$674,707

See accompanying notes.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
	Nine Months Ended September 30,
	2014	2013
	(in thousands)
Operating activities
Net cash provided by operating activities	$88,221	$92,597
Investing activities
Securities available-for-sale:
Purchases – fixed maturity securities	(144,487)	(208,235)
Sales – fixed maturity securities	28,101	244,737
Maturities and calls – fixed maturity securities	33,027	52,701
Purchases – equity securities	(8,133)	(16,207)
Sales – equity securities	16,612	1,127
Bank loan participations:
Purchases	(203,980)	(211,617)
Sales	113,819	119,658
Maturities	57,652	71,894
Other invested asset purchases	(4,800)	(14,525)
Other invested asset returns of capital	—	246
Other invested asset disposals	9,470	—
Short-term investments, net	(43,730)	(26,446)
Securities receivable or payable	37,781	54,346
Purchases of property and equipment	(909)	(355)
Net cash (used in) provided by investing activities	(109,577)	67,324
Financing activities
Dividends paid	(65,045)	—
Senior debt issuances	20,300	43,000
Senior debt repayments	—	(20,000)
Debt issue costs paid	(395)	(649)
Common share repurchases	—	(110,760)
Repayments of financing obligations net of proceeds	(475)	(432)
Subsidiary common share repurchases	—	(529)
Net cash used in financing activities	(45,615)	(89,370)
Change in cash and cash equivalents	(66,971)	70,551
Cash and cash equivalents at beginning of period	158,604	95,794
Cash and cash equivalents at end of period	$91,633	$166,345
Supplemental information
Interest paid	$4,913	$5,969

See accompanying notes.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
1.
Accounting Policies

Basis of Presentation
The accompanying condensed consolidated financial statements and notes have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) for interim financial information and do not contain all of the information and footnotes required by U.S. GAAP for complete financial statements. The condensed consolidated financial statements include the results of James River Group Holdings, Ltd. (“JRG Holdings” or the “Company”) and its subsidiaries from their respective dates of inception or acquisition, as applicable. Readers are urged to review the Company’s 2013 audited consolidated financial statements for a more complete description of the Company’s business and accounting policies. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included. Such adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results of operations for the full year. The consolidated balance sheet as of December 31, 2013 was derived from the Company’s audited annual consolidated financial statements.
Significant intercompany transactions and balances have been eliminated.
Estimates and Assumptions
Preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.
Variable Interest Entities
Entities that do not have sufficient equity at risk to allow the entity to finance its activities without additional financial support or in which the equity investors, as a group, do not have the characteristic of a controlling financial interest are referred to as variable interest entities (“VIE”). A VIE is consolidated by the variable interest holder that is determined to have the controlling financial interest (primary beneficiary) as a result of having both (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE’s capital structure, contractual terms, nature of the VIE’s operations and purpose, and the Company’s relative exposure to the related risks of the VIE on the date it becomes initially involved in the VIE. The Company reassesses its VIE determination with respect to an entity on an ongoing basis.
The Company holds interests in VIEs through certain equity method investments included in “other invested assets” in the accompanying condensed consolidated balance sheets. The Company has determined that it should not consolidate any of the VIEs as it is not the primary beneficiary in any of the relationships. Although the investments resulted in the Company holding variable interests in the entities, they did not empower the Company to direct the activities that most significantly impact the economic performance of the entities. The Company’s investments related to these VIEs totaled $27.5 million and $34.3 million as of September 30, 2014 and December 31, 2013, respectively, representing the Company’s maximum exposure to loss.
Prospective Accounting Standards
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which creates a new comprehensive revenue recognition standard that will serve as a single source of revenue guidance for all companies in all industries. The guidance applies to all companies that either enter into contracts with customers to transfer goods or services or enter into contracts for the transfer of

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

1.
Accounting Policies (continued)

nonfinancial assets, unless those contracts are within the scope of other standards, such as insurance contracts. Under this guidance, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under the current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU No. 2014-09 becomes effective for the Company during the first quarter of 2017 and must be applied retrospectively. The Company is currently evaluating ASU No. 2014-09 to determine the potential impact that adopting this standard will have on its consolidated financial statements.
2.
Investments

The Company’s available-for-sale investments are summarized as follows:
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
September 30, 2014
Fixed maturity securities:
State and municipal	$90,791	$7,980	$(39)	$98,732
Residential mortgage-backed	117,963	2,368	(2,728)	117,603
Corporate	259,984	7,859	(2,262)	265,581
Commercial mortgage and asset-backed	106,227	2,314	(157)	108,384
Obligations of U.S. government corporations and agencies	100,431	1,527	(683)	101,275
U.S. Treasury securities and obligations guaranteed by the U.S. government	58,284	278	(376)	58,186
Redeemable preferred stock	2,025	—	(159)	1,866
Total fixed maturity securities	735,705	22,326	(6,404)	751,627
Equity securities	64,348	4,148	(2,144)	66,352
Total investments available-for-sale	$800,053	$26,474	$(8,548)	$817,979

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

2.
Investments (continued)

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
December 31, 2013
Fixed maturity securities:
State and municipal	$74,678	$3,903	$(2,435)	$76,146
Residential mortgage-backed	101,352	2,119	(4,902)	98,569
Corporate	245,139	8,576	(2,198)	251,517
Commercial mortgage and asset-backed	81,054	3,000	(89)	83,965
Obligations of U.S. government corporations and agencies	104,153	1,944	(1,136)	104,961
U.S. Treasury securities and obligations guaranteed by the U.S. government	46,435	339	(463)	46,311
Redeemable preferred stock	2,025	—	(376)	1,649
Total fixed maturity securities	654,836	19,881	(11,599)	663,118
Equity securities	67,129	2,140	(2,462)	66,807
Total investments available-for-sale	$721,965	$22,021	$(14,061)	$729,925

The amortized cost and fair value of available-for-sale investments in fixed maturity securities at September 30, 2014 are summarized, by contractual maturity, as follows:
	Amortized Cost	Fair Value
	(in thousands)
One year or less	$38,165	$38,572
After one year through five years	291,623	294,292
After five years through ten years	66,913	70,744
After ten years	112,789	120,166
	509,490	523,774
Residential mortgage-backed	117,963	117,603
Commercial mortgage and asset-backed	106,227	108,384
Redeemable preferred stock	2,025	1,866
Total	$735,705	$751,627

Actual maturities may differ for some securities because borrowers have the right to call or prepay obligations with or without penalties.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

2.
Investments (continued)

The following table shows the Company’s gross unrealized losses and fair value for available-for-sale securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position:
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)
September 30, 2014
Fixed maturity securities:
State and municipal	$2,175	$(28)	$239	$(11)	$2,414	$(39)
Residential mortgage-backed	11,959	(132)	50,674	(2,596)	62,633	(2,728)
Corporate	38,851	(348)	22,634	(1,914)	61,485	(2,262)
Commercial mortgage and asset-backed	35,644	(137)	6,749	(20)	42,393	(157)
Obligations of U.S. government corporations and agencies	1,926	(1)	47,879	(682)	49,805	(683)
U.S. Treasury securities and obligations guaranteed by the U.S. government	18,233	(114)	22,030	(262)	40,263	(376)
Redeemable preferred stock	—	—	1,866	(159)	1,866	(159)
Total fixed maturity securities	108,788	(760)	152,071	(5,644)	260,859	(6,404)
Equity securities	13,401	(996)	8,385	(1,148)	21,786	(2,144)
Total investments available-for-sale	$122,189	$(1,756)	$160,456	$(6,792)	$282,645	$(8,548)
December 31, 2013
Fixed maturity securities:
State and municipal	$12,913	$(780)	$3,129	$(1,655)	$16,042	$(2,435)
Residential mortgage-backed	46,210	(3,087)	16,783	(1,815)	62,993	(4,902)
Corporate	45,624	(1,692)	1,924	(506)	47,548	(2,198)
Commercial mortgage and asset-backed	39,497	(89)	—	—	39,497	(89)
Obligations of U.S. government corporations and agencies	51,686	(1,136)	—	—	51,686	(1,136)
U.S. Treasury securities and obligations guaranteed by the U.S. government	31,219	(463)	—	—	31,219	(463)
Redeemable preferred stock	1,649	(376)	—	—	1,649	(376)
Total fixed maturity securities	228,798	(7,623)	21,836	(3,976)	250,634	(11,599)
Equity securities	26,339	(2,462)	—	—	26,339	(2,462)
Total investments available-for-sale	$255,137	$(10,085)	$21,836	$(3,976)	$276,973	$(14,061)

As of September 30, 2014, the Company held securities of 53 issuers that were in an unrealized loss position with a total fair value of  $282.6 million and gross unrealized losses of  $8.5 million. None of the fixed maturity securities with unrealized losses has ever missed, or been delinquent on, a scheduled principal or interest payment.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

2.
Investments (continued)

The majority of the unrealized losses on fixed maturity securities are interest rate related. At September 30, 2014, 85.7% of the Company’s fixed maturity security portfolio was rated “A-” or better by Standard & Poor’s or received an equivalent rating from another nationally recognized rating agency. Fixed maturity securities with ratings below investment grade by Standard & Poor’s or another nationally recognized rating agency at September 30, 2014 had an aggregate fair value of  $40.5 million and an aggregate net unrealized loss of  $290,000.
The Company holds two municipal bonds issued by the Commonwealth of Puerto Rico. Such bonds are backed by future sales tax revenues in Puerto Rico. Puerto Rico’s weak economic conditions and heavy debt burden, combined with the passage of new legislation that allows public corporations to defer or reduce payments on outstanding debt, has heightened the risk of default on the bonds. Management concluded that the bonds, which have been downgraded to below investment grade, were other-than-temporarily impaired. The Company recognized impairment losses of  $1.4 million on these bonds for the nine months ended September 30, 2014.
Management concluded that none of the other fixed maturity securities with an unrealized loss at September 30, 2014 experienced an other-than-temporary impairment and that none of the fixed maturity securities with an unrealized loss at December 31, 2013 experienced an other-than-temporary impairment. Management does not intend to sell available-for-sale securities in an unrealized loss position, and it is not “more likely than not” that the Company will be required to sell these securities before a recovery in their value to their amortized cost basis occurs. Management also concluded that none of the equity securities with an unrealized loss at September 30, 2014 experienced an other-than-temporary impairment. Management concluded that one of the equity securities with an unrealized loss at December 31, 2013 experienced an other-than-temporary impairment, and accordingly, the Company recorded an impairment loss of  $804,000 in 2013. Management concluded that the remaining equity securities with an unrealized loss at December 31, 2013 had not experienced an other-than-temporary impairment. Management has evaluated the near-term prospects of these equity securities in relation to the severity and duration of the impairment, and management has the ability and intent to hold these securities until a recovery of their fair value.
At September 30, 2014, the Company holds participations in two loans issued by companies that produce and supply power to Puerto Rico through power purchase agreements with Puerto Rico Electric Power Authority (“PREPA”), a public corporation and governmental agency of the Commonwealth of Puerto Rico. PREPA’s credit strength and ability to make timely payments has been impacted by the economic conditions in Puerto Rico, thus raising doubt about the companies’ ability to meet the debt obligations held by the Company. Management concluded that the loans were impaired at September 30, 2014 and recorded losses of  $742,000 to establish an allowance for credit losses on the loans. After recording this impairment, these loans have a carrying value of  $7.9 million at September 30, 2014 and unpaid principal of  $9.3 million.
At December 31, 2013, investments in bank loan participations considered impaired were $246,000, net of the related allowance for credit losses on such bank loan participations of  $242,000. The unpaid principal balance on these bank loan participations was $488,000 at December 31, 2013.
At September 30, 2013, investments in bank loan participations considered to be impaired were $299,000, net of the related allowance for credit losses on such bank loan participations of  $189,000. The unpaid principal on these bank loan participations was $488,000 at September 30, 2013. At December 31, 2012, investments in bank loan participations considered impaired were $367,000, net of the related allowance for credit losses on such bank loan participations of  $121,000. The unpaid principal balance on these bank loan participations was $488,000 at December 31, 2012.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

2.
Investments (continued)

All bank loans have a credit rating that is below investment grade (“BBB-” for Standard & Poor’s) at the date of purchase. These bank loans are primarily senior, secured floating-rate debt rated “B” or “BB” by Standard & Poor’s or an equivalent rating from another nationally recognized rating agency. These bank loans include assignments of, and participations in, performing and non-performing senior corporate debt generally acquired through primary bank syndications and in secondary markets. Bank loans consist of, but are not limited to, term loans, the funded and unfunded portions of revolving credit loans, and other similar loans and investments. Management believed that it was probable at the time that these loans were acquired that the Company would be able to collect all contractually required payments receivable.
Generally, the accrual of interest on a bank loan participation is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest. A bank loan participation may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. Generally, bank loan participations are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt. Interest received on nonaccrual loans generally is reported as investment income. There were no bank loans on nonaccrual status at September 30, 2014 or December 31, 2013.
The allowance for credit losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management’s periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, current economic conditions, and other relevant factors. The Company has generally recorded an allowance equal to the difference between the fair value and the amortized cost of bank loans that it has determined to be impaired as a practical expedient for an estimate of probable future cash flows to be collected on those bank loans. Bank loans are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
The average recorded investment in impaired bank loans, including the two loans due from companies that produce and supply power to Puerto Rico, was $4.1 million and $333,000 during the nine months ended September 30, 2014 and September 30, 2013, respectively, and investment income of  $59,000 and $24,000, respectively, was recognized during the time within the periods that the loans were impaired. The Company recorded realized losses of  $742,000 during the nine months ended September 30, 2014 for changes in the fair value of impaired bank loans. The Company recorded realized losses of  $69,000 during the nine months ended September 30, 2013 for changes in the fair value of impaired bank loans.
Changes in unrealized gains or losses on securities held for trading are recorded as trading gains or losses within net investment income. Net investment income for the nine months ended September 30, 2014 includes $18,000 of net trading losses of which $22,000 relates to securities held at September 30, 2014.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

2.
Investments (continued)

The Company’s realized gains and losses are summarized as follows:
	Nine Months Ended September 30,
	2014	2013
	(in thousands)
Fixed maturity securities:
Gross realized gains	$423	$14,135
Gross realized losses	(1,503)	(2,812)
	(1,080)	11,323
Bank loan participations:
Gross realized gains	1,714	13
Gross realized losses	(981)	—
	733	13
Equity securities:
Gross realized gains	88	2,209
Gross realized losses	(842)	(565)
	(754)	1,644
Short-term investments and other:
Gross realized gains	1,362	12
Gross realized losses	(1,939)	—
	(577)	12
Total	$(1,678)	$12,992

Realized investment gains or losses are determined on a specific identification basis.
At September 30, 2014 and December 31, 2013, the Company holds fixed maturity securities with a fair value of  $12.6 million and $11.0 million, respectively, issued by First Wind Capital, LLC (“First Wind”). Two of the Company’s directors are also directors of First Wind, which is an affiliate of the Company’s largest shareholder. Also at September 30, 2014 and December 31, 2013, the Company holds a note receivable with a carrying value of  $4.6 million and $5.0 million, respectively, from an unrelated third party corporation that is wholly-owned by First Wind.
Other invested assets include the Company’s investment in a bank holding company (the “Bank Holding Company”). At December 31, 2013, the Company had invested a total of  $5.6 million, and its ownership interest in the bank holding company was 3.6%. The Chairman of the Board of Directors of the Company is also the Lead Director for the Bank Holding Company. Additionally, the Chairman, the Chief Financial Officer, and another director of the Company are also shareholders of the Bank Holding Company. The equity method is being used to account for the investment, which was made by the Corporate and Other segment. The Company recorded pre-tax income of  $57,000 and $47,000 for the nine months ended September 30, 2014 and 2013, respectively, for its proportional share of equity interest, and these amounts were included in net investment income in the Company’s condensed consolidated income statements. Additionally, in 2013, the Company’s Corporate and Other segment purchased $4.5 million of subordinated notes issued by a company that is 70.0% owned by the Bank Holding Company. The

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

2.
Investments (continued)

Chairman of the Board of Directors of the Company is also Lead Director for the issuing company. Interest on the notes, which mature on August 12, 2023, is fixed at 7.6% per annum, and income of $257,000 and $47,000 was recognized on the notes for the nine months ended September 30, 2014 and 2013, respectively.
On July 4, 2014, the Bank Holding Company merged with and into another bank holding company. In exchange for its shares of the Bank Holding Company, the Company received cash and common shares in the surviving bank holding company. The total consideration received from the merger was $6.8 million and the realized investment gain on the exchange was $1.4 million. The $4.5 million of subordinated notes issued by the company that was 70.0% owned by the Bank Holding Company (see Note 2) became debt of the surviving bank holding company. The Chairman of the Board of Directors of the Company is the Lead Independent Director of the surviving bank holding company. The common shares of the surviving bank holding company are publicly-traded and the Company does not have significant influence over the surviving bank holding company.
At December 31, 2013, the Company’s Corporate and Other segment held equity interests ranging from 5.5% to 33.3% in four limited liability corporations (“LLCs”) that are managed by an affiliate of the Company’s largest shareholder. In March 2014, the Company sold its interest in one of the LLCs for $5.9 million. The Company recognized investment income of  $3.6 million in 2014 prior to the sale and recognized a $1.9 million realized loss on the sale. The principal objective of the LLCs is capital appreciation and income generation from owning and operating renewable energy facilities engaged in wind and solar energy production. The equity method is being used to account for the LLCs which are included in “other invested assets” in the accompanying condensed consolidated balance sheets. The collective carrying value of the LLCs was $23.2 million and $26.8 million at September 30, 2014 and December 31, 2013, respectively. Income of  $4.7 million and $3.8 million was recognized on the investments for the nine months ended September 30, 2014 and 2013, respectively. Income of  $3.8 million was recognized on the investments for the nine months ended September 30, 2013. The Company received cash distributions from these investments totaling $3.3 million and $2.8 million, respectively, in the nine months ended September 30, 2014 and 2013.
On December 10, 2012, the Company’s Corporate and Other segment entered into a $3.3 million note agreement with two property development companies. The note, which carried a 10.85% fixed interest rate, was originally scheduled to mature on December 10, 2013. The note was extended until July 10, 2014, and the fixed interest rate was increased to 11.10%. The note was repaid in full on July 3, 2014. Origination fees received were recognized over the original term of the note under the effective interest method. Income of $184,000 was recognized on this investment for the nine months ended September 30, 2014. Income of $306,000 was recognized on this investment for the nine months ended September 30, 2013.
On July 1, 2013, the Company’s Corporate and Other segment invested $2.0 million in a limited partnership that invests in a portfolio of companies undergoing financial stress. The equity method is being used to account for this investment. Losses of  $46,000 and income of  $15,000 was recognized on the investment for the nine months ended September 30, 2014 and 2013, respectively, and the carrying value of the investment was $2.1 million at September 30, 2014 and December 31, 2013.
On June 1, 2014, the Company’s Corporate and Other segment invested $2.0 million in a limited partnership that seeks capital appreciation through investing in a concentrated portfolio of U.S. publicly-traded companies with small market capitalizations. The equity method is being used to account for this investment. Income of  $174,000 was recognized on the investment for the nine months ended September 30, 2014 and the carrying value of the investment was $2.2 million at September 30, 2014.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

3.
Goodwill and Intangible Assets

On December 11, 2007, the Company completed the acquisition of James River Group, Inc. (“James River”) by acquiring 100% of the outstanding shares of James River common stock, referred to herein as the “Merger”. The transaction was accounted for under the purchase method of accounting, and goodwill and intangible assets were recognized by the Company as a result of the transaction. Goodwill resulting from the Merger was $181.8 million at September 30, 2014 and December 31, 2013.
The gross carrying amounts and accumulated amortization for each major specifically identifiable intangible asset class are as follows:
		September 30, 2014		December 31, 2013
	Life (Years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	($ in thousands)
Intangible Assets
Trademarks	Indefinite	$22,200	$—	$22,200	$—
Insurance licenses and authorities	Indefinite	9,164	—	9,164	—
Identifiable intangibles not subject to amortization		31,364	—	31,364	—
Broker relationships	24.6	11,611	2,700	11,611	2,253
Identifiable intangible assets subject to amortization		11,611	2,700	11,611	2,253
		$42,975	$2,700	$42,975	$2,253

4.
Earnings Per Share

The following represents a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations contained in the condensed consolidated financial statements.
	Income (Numerator)	Weighted-Average Common Shares (Denominator)	Earnings Per Share
	(in thousands, except per share data)
Nine months ended September 30, 2014
Basic	$35,819	28,540,350	$1.26
Share options	—	247,150	(0.02)
Diluted	$35,819	28,787,500	$1.24
Nine months ended September 30, 2013
Basic	$49,307	31,084,950	$1.59
Diluted	$49,307	31,084,950	$1.59
Common share equivalents of 25,000 shares and 2,053,750 shares were excluded from the calculation of diluted earnings per share for the nine months ended September 30, 2014 and 2013, respectively, as their effects were anti-dilutive.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

5.
Reserve for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending reserve balances for losses and loss adjustment expenses, net of reinsurance, to the gross amounts reported in the consolidated balance sheets:
	Nine Months Ended September 30,
	2014	2013
	(in thousands)
Reserve for losses and loss adjustment expenses net of reinsurance recoverables at beginning of period	$526,985	$533,909
Add: Incurred losses and loss adjustment expenses net of reinsurance:
Current year	191,038	162,269
Prior years	(19,102)	(20,466)
Total incurred losses and loss and adjustment expenses	171,936	141,803
Deduct: Loss and loss adjustment expense payments net of reinsurance:
Current year	12,454	10,874
Prior years	114,985	69,229
Total loss and loss adjustment expense payments	127,439	80,103
Reserve for losses and loss adjustment expenses net of reinsurance recoverables at end of period	571,482	595,609
Add: Reinsurance recoverables on unpaid losses and loss adjustment expenses at end of period	119,400	118,929
Reserve for losses and loss adjustment expenses gross of reinsurance recoverables on unpaid losses and loss adjustment expenses at end of period	$690,882	$714,538

A $19.1 million reserve redundancy developed in the nine months ended September 30, 2014 on the reserve for losses and loss adjustment expenses held at December 31, 2013. This favorable development included $18.3 million of favorable development in the Excess and Surplus Lines segment primarily from the 2011, 2009 and 2007 accident years and $3.3 million of favorable development in the Specialty Admitted Insurance segment. This favorable development was partially offset by $2.4 million of adverse development on assumed business in the Casualty Reinsurance segment.
A $20.5 million reserve redundancy developed in the nine months ended September 30, 2013 on the reserve for losses and loss adjustment expenses held at December 31, 2012. This favorable reserve development included $25.7 million of favorable development in the Excess and Surplus Lines segment primarily from the 2009 and 2007 accident years and $459,000 of favorable development in the Specialty Admitted Insurance segment. This favorable development was partially offset by $1.0 million of adverse reserve development on assumed crop business and $4.7 million of adverse development on other assumed business in the Casualty Reinsurance segment.
The favorable development in the Excess and Surplus Lines segment for each of the periods presented occurred because our actuarial studies indicated that our loss experience on mature casualty business continues to be below our initial expected ultimate loss ratios.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

6.
Other Comprehensive (Loss) Income

The following table summarizes the components of comprehensive income (loss):
	Nine Months Ended September 30,
	2014	2013
	(in thousands)
Unrealized gains (losses) arising during the period, before U.S. income taxes	$8,132	$(31,597)
U.S. income taxes	(2,200)	5,004
Unrealized gains (losses) arising during the period, net of U.S. income taxes	5,932	(26,593)
Less reclassification adjustment:
Net realized investment (losses) gains	(1,834)	11,336
U.S. income taxes	682	(3,122)
Reclassification adjustment for investment (losses) gains realized in net income	(1,152)	8,214
Other comprehensive income (loss)	$7,084	$(34,807)

7.
Contingent Liabilities

The Company is a party to various lawsuits arising in the ordinary course of its operations. The Company believes that the ultimate resolution of these matters will not materially impact its financial position, cash flows, or results of operations.
The Company’s reinsurance subsidiary, JRG Reinsurance Company, Ltd. (“JRG Re”), entered into two letter of credit facilities with banks as security to third-party reinsureds on reinsurance assumed by JRG Re. JRG Re has established custodial accounts to secure these letters of credit. Under a $100.0 million facility, $93.0 million of letters of credit were issued through September 30, 2014, and assets of  $110.6 million were on deposit at September 30, 2014 securing these letters of credit. Under a $62.5 million facility, $36.5 million of letters of credit were issued through September 30, 2014, and assets of  $63.5 million were on deposit at September 30, 2014 securing the letters of credit. JRG Re has also established trust accounts to secure its obligations to selected reinsureds. The total amount deposited in the trust accounts for the benefit of third-party reinsureds was $196.9 million at September 30, 2014.
8.
Segment Information

The Company has four reportable segments: the Excess and Surplus Lines segment, the Specialty Admitted Insurance segment, the Casualty Reinsurance segment, and the Corporate and Other segment. Segment profit (loss) is measured by underwriting profit (loss), which is generally defined as net earned premiums less loss and loss adjustment expenses and other operating expenses of the operating segments. Segment results are reported prior to the effects of the intercompany reinsurance agreements among the Company’s insurance subsidiaries.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

8.
Segment Information (continued)

The following table summarizes the Company’s segment results:
	Excess and Surplus Lines	Specialty Admitted Insurance	Casualty Reinsurance	Corporate and Other	Total
	(in thousands)
Nine Months Ended September 30, 2014
Gross written premiums	$182,544	$40,447	$192,625	$—	$415,616
Net earned premiums	138,313	18,847	128,897	—	286,057
Segment revenues	147,205	20,683	145,388	5,032	318,308
Underwriting profit (loss) of operating segments	21,366	(878)	424	—	20,912
Net investment income	10,496	1,747	15,441	5,505	33,189
Interest expense	—	—	—	4,661	4,661
Segment goodwill	181,831	—	—	—	181,831
Segment assets	696,504	119,367	1,055,793	97,922	1,969,586
Nine Months Ended September 30, 2013
Gross written premiums	$141,880	$17,589	$124,951	$—	$284,420
Net earned premiums	103,354	13,195	129,960	—	246,509
Segment revenues	123,486	16,216	150,237	4,416	294,355
Underwriting profit (loss) of operating segments	26,699	(2,718)	(1,668)	—	22,313
Net investment income	11,379	1,971	17,042	4,309	34,701
Interest expense	—	—	—	5,200	5,200
Segment goodwill	181,831	—	—	—	181,831
Segment assets	657,566	97,445	1,070,991	93,127	1,919,129

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

8.
Segment Information (continued)

The following table reconciles the underwriting profit (loss) of the operating segments by individual segment to consolidated income before taxes:
	Nine Months Ended September 30,
	2014	2013
	(in thousands)
Underwriting profit (loss) of operating segments:
Excess and Surplus Lines	$21,366	$26,699
Specialty Admitted Insurance	(878)	(2,718)
Casualty Reinsurance	424	(1,668)
Total underwriting profit of operating segments	20,912	22,313
Other operating expenses of the Corporate and Other segment	(5,762)	(6,646)
Underwriting profit	15,150	15,667
Net investment income	33,189	34,701
Net realized investment (losses) gains	(1,678)	12,992
Other income	740	153
Amortization of intangible assets	(447)	(1,918)
Other expenses	(2,848)	(605)
Interest expense	(4,661)	(5,200)
Income before taxes	$39,445	$55,790

9.
Other Operating Expenses

Other operating expenses consist of the following:
	Nine Months Ended September 30,
	2014	2013
	(in thousands)
Amortization of policy acquisition costs	$63,316	$54,873
Other underwriting expenses of the operating segments	29,893	27,520
Other operating expenses of the Corporate and Other segment	5,762	6,646
Total	$98,971	$89,039

Other expenses for the nine months ended September 30, 2014 include $1.9 million of legal, audit, and other professional services related to the Company’s pending public securities offering, $183,000 of due diligence costs for various merger and acquisition activities which were not consummated, $210,000 of expenses associated with a related party leasing agreement, and $600,000 of employee severance expenses. Other expenses for the nine months ended September 30, 2013 include $392,000 of due diligence costs for an acquisition which we elected not to pursue and $213,000 of expenses associated with a related party leasing agreement.
10.
Fair Value Measurements

Three levels of inputs are used to measure fair value of financial instruments: (1) Level 1: quoted price (unadjusted) in active markets for identical assets, (2) Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

10.
Fair Value Measurements (continued)

or liability, either directly or indirectly, for substantially the full term of the instrument, and (3) Level 3: inputs to the valuation methodology are unobservable for the asset or liability.
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date.
To measure fair value, the Company obtains quoted market prices for its investment securities. If a quoted market price is not available, the Company uses prices of similar securities. Values for U.S. Treasury and publicly-traded equity securities are generally based on Level 1 inputs which use the market approach valuation technique. The values for all other fixed maturity securities (including state and municipal securities and obligations of U.S. government corporations and agencies) generally incorporate significant Level 2 inputs, and in some cases, Level 3 inputs, using the market approach and income approach valuation techniques. There have been no changes in the Company’s use of valuation techniques since January 1, 2013.
Assets measured at fair value on a recurring basis as of September 30, 2014 are summarized below:
	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	(in thousands)
Available-for-sale securities:
Fixed maturity securities:
State and municipal	$—	$98,732	$—	$98,732
Residential mortgage-backed	—	117,603	—	117,603
Corporate	—	265,581	—	265,581
Commercial mortgage and asset-backed	—	108,384	—	108,384
Obligations of U.S. government corporations and agencies	—	101,275	—	101,275
U.S. Treasury securities and obligations guaranteed by the U.S. government	56,727	1,459	—	58,186
Redeemable preferred stock	—	1,866	—	1,866
Total fixed maturity securities	56,727	694,900	—	751,627
Equity securities:
Preferred stock	—	48,741	—	48,741
Common stock	16,877	734	—	17,611
Total equity securities	16,877	49,475	—	66,352
Total available-for-sale securities	$73,604	$744,375	$—	$817,979
Trading securities:
Fixed maturity securities	$4,191	$9,301	$—	$13,492
Short-term investments	$71,650	$43,598	$—	$115,248

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

10.
Fair Value Measurements (continued)

Assets measured at fair value on a recurring basis as of December 31, 2013 are summarized below:
	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	(in thousands)
Available-for-sale securities
Fixed maturity securities:
State and municipal	$—	$76,146	$—	$76,146
Residential mortgage-backed	—	98,569	—	98,569
Corporate	—	251,517	—	251,517
Commercial mortgage and asset-backed	—	83,965	—	83,965
Obligations of U.S. government corporations and agencies	—	104,961	—	104,961
U.S. Treasury securities and obligations guaranteed by the U.S. government	44,757	1,554	—	46,311
Redeemable preferred stock	—	1,649	—	1,649
Total fixed maturity securities	44,757	618,361	—	663,118
Equity securities:
Preferred stock	—	37,042	—	37,042
Common stock	29,031	734	—	29,765
Total equity securities	29,031	37,776	—	66,807
Total available-for-sale securities	$73,788	$656,137	$—	$729,925
Trading securities:
Fixed maturity securities	$4,980	$12,326	$—	$17,306
Short-term investments	$45,523	$25,995	$—	$71,518

The beginning and ending balances of available-for-sale fixed maturity securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) was $0, and there was no activity (purchases, sales, transfers) involving Level 3 securities for the nine months ended September 30, 2014 or 2013.
Transfers out of Level 3 occur when the Company is able to obtain reliable prices from pricing vendors for securities for which the Company was previously unable to obtain reliable prices. Transfers to Level 3 occur when the Company is unable to obtain reliable prices for securities from pricing vendors and instead must use broker price quotes to value the securities. There were no transfers between Level 1 and Level 2 during the nine months ended September 30, 2014 or 2013. The Company recognizes transfers between levels at the beginning of the reporting period.
There were no realized gains or losses included in earnings for the nine months ended September 30, 2014 attributable to the change in unrealized gains or losses relating to Level 3 assets valued at fair value on a recurring basis that are still held at September 30, 2014.
The Company measures bank loan participations at fair value on a nonrecurring basis during the year as part of the Company’s impairment evaluation when loans are determined by management to be impaired.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

10.
Fair Value Measurements (continued)

Assets measured at fair value on a nonrecurring basis are summarized below:
	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	(in thousands)
September 30, 2014
Bank loan participations held-for-investment	$—	$—	$7,913	$7,913
December 31, 2013
Bank loan participations held-for-investment	$—	$—	$246	$246

Bank loan participations held-for-investment that were determined to be impaired were written down to their fair value of  $7.9 million and $246,000 at September 30, 2014 and December 31, 2013, respectively. The allowance for credit losses on bank loan participations was $742,000 at September 30, 2014 and $242,000 at December 31, 2013. The change in the allowance for credit losses on bank loan participations is included in net realized investment gains.
In the determination of the fair value for bank loan participations and certain high yield bonds, the Company’s investment manager endeavors to obtain data from multiple external pricing sources. External pricing sources may include brokers, dealers and price data vendors that provide a composite price based on prices from multiple dealers. Such external pricing sources typically provide valuations for normal institutional size trading units of such securities using methods based on market transactions for comparable securities, and various relationships between securities, as generally recognized by institutional dealers. For investments in which the investment manager determines that only one external pricing source is appropriate or if only one external price is available, the relevant investment is generally recorded at fair value based on such price.
Investments for which external sources are not available or are determined by the investment manager not to be representative of fair value are recorded at fair value as determined by the investment manager. In determining the fair value of such investments, the investment manager considers one or more of the following factors: type of security held, convertibility or exchangeability of the security, redeemability of the security (including timing of redemptions), application of industry accepted valuation models, recent trading activity, liquidity, estimates of liquidation value, purchase cost, and prices received for securities with similar terms of the same issuer or similar issuers. At September 30, 2014 and December 31, 2013, there were no investments for which external sources were unavailable to determine fair value.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

10.
Fair Value Measurements (continued)

The carrying values and fair values of financial instruments are summarized below:
	September 30, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Assets
Available-for-sale:
Fixed maturity securities	$751,627	$751,627	$663,118	$663,118
Equity securities	66,352	66,352	66,807	66,807
Trading:
Fixed maturity securities	13,492	13,492	17,306	17,306
Bank loan participations held-for-investment	231,758	231,174	197,659	200,626
Cash and cash equivalents	91,633	91,633	158,604	158,604
Short-term investments	115,248	115,248	71,518	71,518
Other invested assets – notes receivable	4,500	6,380	7,750	9,661
Liabilities
Senior debt	78,300	69,888	58,000	52,698
Junior subordinated debt	104,055	87,044	104,055	79,524
The fair values of fixed maturity securities and equity securities have been determined using quoted market prices for securities traded in the public market or prices using bid or closing prices for securities not traded in the public marketplace. The fair values of cash and cash equivalents and short-term investments approximate their carrying values due to their short-term maturity.
The fair values of other invested assets-notes receivable, senior debt, and Junior Subordinated Debt at September 30, 2014 and December 31, 2013 were determined by calculating the present value of expected future cash flows under the terms of the note agreements or debt agreements, as applicable, discounted at an estimated market rate of interest at September 30, 2014 and December 31, 2013, respectively.
The fair values of bank loan participations held-for-investment, senior debt, and junior subordinated debt at September 30, 2014 and December 31, 2013 were determined using inputs to the valuation methodology that are unobservable (Level 3).
11.
Shareholders’ Equity and Equity Awards

On April 3, 2013 the Company repurchased 7,500,000 shares of outstanding common shares at a price per share of  $14.77, for a total purchase price of  $110.8 million. Of this amount, $88.6 million was paid in cash and $22.2 million was paid with promissory notes. The principal amount of these promissory notes and all accrued interest amounts due were repaid on June 5, 2013. Interest on the notes was 2.5% per annum.
Also on April 3, 2013, Franklin Holdings II (Bermuda), Ltd. repurchased 20,766 shares of its outstanding Class A common shares at a price per share of  $25.4748, for a total cash purchase price of $529,000.
On August 27, 2014, the Board of Directors of the Company declared a cash dividend of  $2.45 per share on its outstanding common shares payable to shareholders of record as of June 30, 2014. The cash dividend totaled $70.0 million and was funded through a $50.0 million dividend paid to the Company by its reinsurance subsidiary, JRG Re, and by additional borrowings on its unsecured revolving credit facility of $20.0 million.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

11.
Shareholders’ Equity and Equity Awards (continued)

No dividends were declared in the nine months ended September 30, 2013.
Equity Awards
Under the James River Group Holdings, Ltd. Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”), directors and key employees are eligible to receive restricted stock, stock appreciation rights, options, and deferred stock units. All awards issued under the Equity Incentive Plan are issued at the discretion of the Board of Directors or the Compensation Committee of the Company’s Board of Directors. The maximum number of shares available for issuance under the Equity Incentive Plan is 4,031,500.
All options vest in the event of a change in control. Upon exercise of an option for the purchase of common stock, the Company may have the right, but not the obligation, to purchase the acquired shares at fair value after such shares have been held for a period of no less than six months. All options were granted with an exercise price greater than or equal to the fair value at the date of grant. Management determined the fair value based on a variety of information including: (i) an appraisal by an independent third-party that utilized a combination of a market approach and a discounted cash flow analysis which projects the future cash flows of the Company and discounts those cash flows to the present value or (ii) transactions with third parties. The majority of the options have a contractual life of seven years from the original date of grant.
The following table summarizes the option activity:
	Nine Months Ended September 30,
	2014		2013
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding, beginning of period	2,166,250	$15.51	2,287,500	$15.50
Granted	—	$—	25,000
Forfeited	—	$—	—	$—
Lapsed	(5,000)	$15.65	(171,250)	$15.65
Outstanding, end of period	2,161,250	$15.51	2,141,250	$15.49
Exercisable, end of period	1,668,250	$15.49	1,357,600	$15.52

At September 30, 2014, the Company has 1,870,250 shares available for grant under the Equity Incentive Plan.
For the nine months ended September 30, 2014, the Company recognized $312,000 of other operating expenses related to stock based compensation, and the related U.S. tax benefit was $62,000. As of September 30, 2014, there was $707,000 of unrecognized stock based compensation expense expected to be charged to earnings over a weighted-average period of 2.0 years. The weighted-average remaining contractual life of the options outstanding and options exercisable was 2.9 years and 2.3 years, respectively.
For the nine months ended September 30, 2013, the Company recognized $518,000 of other operating expenses related to stock based compensation, and the related U.S. tax benefit was $116,000.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

11.
Shareholders’ Equity and Equity Awards (continued)

There were no options granted during the nine months ended September 30, 2014. The weighted-average fair value of options granted during the nine months ended September 30, 2013 was $2.60. The value of the options granted was estimated at the date of grant using the Black-Scholes-Merton option pricing model using the following assumptions:
Nine Months Ended September 30, 2013
Weighted-average risk-free interest rate	0.77%
Weighted-average dividend yield	—
Weighted-average expected share price volatility	26.0%
Weighted-average expected life	5.0 years
The Black-Scholes-Merton option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company’s share options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of such share options.
The risk-free interest rate assumption is based on the U.S. Treasury rate at the date of the grant for the corresponding expected life of the option. The dividend yield assumption is based upon dividends expected to be declared over the life of the options at the date of grant. The share price volatility assumption is based upon data for property/casualty companies which the Company deems to be its peers. The expected life is judgmentally determined based upon the vesting period, the contractual life, and expectations regarding the longevity of the employee workforce.
12.
Senior Debt

The Company amended its senior revolving credit facility (the “Facility”) on September 24, 2014. The amendment expanded the total facility to $175.0 million by increasing the unsecured portion of the revolving facility to $112.5 million, extended the maturity date of the facility to September 24, 2019, and modified certain other terms of the agreement including the schedule used to determine the rate of interest on borrowings under the facility.
13.
Subsequent Events

On November 6, 2014, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for the purpose of making an initial public offering of common stock of James River Group Holdings, Ltd. (the “Offering”). On December 9, 2014, the Company effected a share conversion in which all of the Company’s Class A common shares were converted to common shares (the “Recapitalization”) on a 1 for 50 basis (the “Stock Split”). The Company’s authorized share capital following the Recapitalization and the Stock Split consists of 200,000,000 common shares, par value $0.0002 per share (28,540,350 shares issued and outstanding) and 20,000,000 undesignated preferred shares, par value $0.00125 per share (no shares issued or outstanding). The accompanying consolidated financial statements and notes to the consolidated financial statements give retroactive effect to the Recapitalization and the Stock Split for all periods presented.
The Company’s directors and shareholders approved a cash bonus pool for certain officers and employees that will be effective with the consummation of the Offering. The amount of the cash bonus pool is expected to be approximately $12.6 million and, subject to the consummation of the Offering, will be paid in two installments in December 2015 and 2016; provided that the recipient has neither competed with the Company nor solicited the Company’s employees to leave their employment prior to the payment dates.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of James River Group Holdings, Ltd.
We have audited the accompanying consolidated balance sheets of James River Group Holdings, Ltd. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedules listed under the caption “Audited Consolidated Financial Statements” in the index to the financial statements on page F-1. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James River Group Holdings, Ltd. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
Richmond, Virginia
November 5, 2014, except as to Note 23, as to which the date is December 9, 2014.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Balance Sheets
	December 31,
	2013	2012
	(in thousands)
Assets
Invested assets:
Fixed maturity securities:
Available-for-sale, at fair value (amortized cost: 2013 – $654,836; 2012 – $739,977)	$663,118	$789,936
Trading, at fair value (amortized cost: 2013 – $17,189; 2012 – $18,816)	17,306	19,150
Equity securities available-for-sale, at fair value (cost: 2013 – $67,129; 2012 – $52,840)	66,807	58,799
Bank loan participations held-for-investment, at amortized cost, net of allowance	197,659	168,476
Short-term investments	71,518	79,648
Other invested assets	42,066	23,734
Total invested assets	1,058,474	1,139,743
Cash and cash equivalents	158,604	95,794
Accrued investment income	7,156	7,719
Premiums receivable and agents’ balances, net	135,889	250,874
Reinsurance recoverable on unpaid losses	119,467	175,812
Reinsurance recoverable on paid losses	1,010	1,051
Prepaid reinsurance premiums	23,737	40,726
Deferred policy acquisition costs	46,204	49,336
Intangible assets, net	40,722	43,192
Goodwill	181,831	181,831
U.S. federal income tax receivable	966	2,406
Deferred tax assets, net	194	—
Other assets	32,539	36,897
Total assets	$1,806,793	$2,025,381

See accompanying notes.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2013	2012
	(in thousands, except share amounts)
Liabilities and shareholders’ equity
Liabilities:
Reserve for losses and loss adjustment expenses	$646,452	$709,721
Unearned premiums	218,532	239,055
Payables to reinsurers	29,364	79,097
Senior debt	58,000	35,000
Junior subordinated debt	104,055	104,055
Accrued expenses	14,535	11,383
Deferred tax liabilities, net	—	6,038
Other liabilities	34,365	56,992
Total liabilities	1,105,303	1,241,341
Commitments and contingent liabilities
Shareholders’ equity:
Common Shares – $0.0002 par value; 200,000,000 shares authorized. 2013 and 2012: 28,540,350 and 36,030,000 shares issued and outstanding, respectively	6	7
Preferred Shares – 2013 and 2012: $0.00125 par value; 20,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	627,647	738,020
Retained earnings (deficit)	66,636	(701)
Accumulated other comprehensive income	7,201	46,446
Total James River Group Holdings, Ltd. shareholders’ equity	701,490	783,772
Non-controlling interest (Note 12)	—	268
Total shareholders’ equity	701,490	784,040
Total liabilities and shareholders’ equity	$1,806,793	$2,025,381

See accompanying notes.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income
	Year Ended December 31,
	2013	2012	2011
	(in thousands, except share amounts)
Revenues:
Gross written premiums	$368,518	$491,931	$490,821
Ceded written premiums	(43,352)	(139,622)	(57,752)
Net written premiums	325,166	352,309	433,069
Change in net unearned premiums	2,912	12,259	(95,964)
Net earned premiums	328,078	364,568	337,105
Net investment income	45,373	44,297	48,367
Net realized investment gains	12,619	8,915	20,899
Other income	222	130	226
Total revenues	386,292	417,910	406,597
Expenses:
Losses and loss adjustment expenses	184,486	264,496	233,479
Other operating expenses	114,804	126,884	115,378
Other expenses	677	3,350	592
Interest expense	6,777	8,266	8,132
Amortization of intangible assets	2,470	2,848	2,848
Impairment of intangible assets	—	4,299	—
Total expenses	309,214	410,143	360,429
Income before income taxes	77,078	7,767	46,168
U.S. federal income tax expense (benefit):
Current	7,260	2,835	3,277
Deferred	2,481	(3,732)	4,418
	9,741	(897)	7,695
Net income	$67,337	$8,664	$38,473
Other comprehensive income:
Net unrealized (losses) gains, net of taxes of $(8,713) in 2013, $3,082 in 2012 and $1,972 in 2011	(39,245)	12,355	7,715
Total comprehensive income	$28,092	$21,019	$46,188
Earnings per share:
Basic	$2.21	$0.24	$1.08
Diluted	$2.21	$0.24	$1.06
Weighted-average common shares outstanding:
Basic	30,442,950	35,733,350	35,718,000
Diluted	30,500,800	35,733,350	35,718,000

See accompanying notes.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity
	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total James River Group Holdings, Ltd. Shareholders’ Equity	Non- Controlling Interest	Total Shareholders’ Equity
	(in thousands except share amounts)
Balances at December 31, 2010	$7	$—	$724,096	$(47,838)	$26,376	$702,641	$11,584	$714,225
Net income	—	—	—	38,473	—	38,473	—	38,473
Other comprehensive income	—	—	—	—	7,715	7,715	—	7,715
Compensation expense under share incentive plans	—	—	1,962	—	—	1,962	—	1,962
Balances at December 31, 2011	7	—	726,058	(9,365)	34,091	750,791	11,584	762,375
Net income	—	—	—	8,664	—	8,664	—	8,664
Other comprehensive income	—	—	—	—	12,355	12,355	—	12,355
Net exercise of subsidiary share options (Note 12)	—	—	9,365	—	—	9,365	(11,316)	(1,951)
Special bonus shares issued (Note 12)	—	—	1,585	—	—	1,585	—	1,585
Compensation expense under share incentive plan	—	—	1,012	—	—	1,012	—	1,012
Balances at December 31, 2012	7	—	738,020	(701)	46,446	783,772	268	784,040
Net income	—	—	—	67,337	—	67,337	—	67,337
Other comprehensive loss	—	—	—	—	(39,245)	(39,245)	—	(39,245)
Common shares repurchase (Note 10)	(1)	—	(110,759)	—	—	(110,760)	—	(110,760)
Repurchase of non-controlling interest (Note 12)	—	—	(321)	—	—	(321)	(208)	(529)
Exchange of subsidiary common shares for common shares (Note 10)	—	—	60	—	—	60	(60)	—
Compensation expense under share incentive plan	—	—	647	—	—	647	—	647
Balances at December 31, 2013	$6	$—	$627,647	$66,636	$7,201	$701,490	$—	$701,490

See accompanying notes.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Operating activities
Net income	$67,337	$8,664	$38,473
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred policy acquisition costs	(68,516)	(68,775)	(122,579)
Amortization of policy acquisition costs	71,648	88,577	88,158
Net realized investment gains	(12,619)	(8,915)	(20,899)
Impairment of intangible assets	—	4,299	—
Distributions from equity method investments	2,637	—	118
(Income) loss from equity method investments	(4,620)	698	—
Trading securities purchases, sales, and maturities, net	1,518	(795)	8,724
Trading losses	226	110	(133)
Deferred U.S. federal income taxes	2,481	(3,732)	4,418
Provision for depreciation and amortization	3,567	3,186	1,691
Share based compensation expense	647	1,012	1,962
Expense associated with bonus shares issued (Note 12)	—	2,665	—
Change in operating assets and liabilities:
Reserve for losses and loss adjustment expenses	(63,269)	143,766	54,569
Unearned premiums	(20,523)	15,442	93,744
Premiums receivable and agents’ balances	114,985	(110,737)	(78,556)
Reinsurance balances	27,050	(45,187)	(3,210)
Payable to insurance companies	(22,126)	20,490	3,934
Other	5,215	(1,376)	4,495
Net cash provided by operating activities	105,638	49,392	74,909
Investing activities
Securities available-for-sale:
Purchases – fixed maturity securities	(226,292)	(255,459)	(16,167)
Purchases – equity securities	(16,207)	(16,684)	(273,661)
Sales – fixed maturity securities	260,182	85,089	(53,635)
Maturities and calls – fixed maturity securities	60,480	91,034	317,091
Sales – equity securities	1,127	42,148	79,606
Securities receivable or payable, net	330	(330)	(39)
Bank loan participations:
Purchases	(273,249)	(165,985)	(144,422)
Sales	150,724	92,160	56,647
Maturities	98,518	62,641	36,665
Other invested asset – purchases	(16,525)	(13,198)	(12,575)
Other invested asset – return of capital	246	577	—
Short-term investments, net	8,130	(22,867)	41,057
Other	(709)	(623)	(363)
Net cash provided by (used in) investing activities	46,755	(101,497)	30,204
Financing activities
Senior debt issuances	43,000	—	—
Senior debt repayments	(20,000)	—	—
Debt issue costs paid	(649)	—	—
Common share repurchases	(110,760)	—	—
Non-Controlling Interest – Subsidiary common share repurchases	(529)	—	—
Repayments of financing obligations, net of proceeds	(645)	(603)	(565)
Excess tax benefits from share option exercises	—	1,657	—
Non-Controlling Interest – Withholding taxes on net exercise of subsidiary share options (Note 12)	—	(1,951)	—
Withholding taxes paid on bonus shares issued (Note 12)	—	(1,080)	—
Net cash used in financing activities	(89,583)	(1,977)	(565)
Change in cash and cash equivalents	62,810	(54,082)	104,548
Cash and cash equivalents at beginning of period	95,794	149,876	45,328
Cash and cash equivalents at end of period	$158,604	$95,794	$149,876
Supplemental information
U.S. federal income taxes paid, net of refunds	$5,820	$3,972	$3,660
Interest paid	$7,625	$9,631	$9,517

See accompanying notes.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
1.
Accounting Policies

Organization
James River Group Holdings, Ltd. (referred to as “JRG Holdings” or, with its subsidiaries, the “Company”) is an exempted holding company registered in Bermuda, organized for the purpose of acquiring and managing insurance and reinsurance entities.
The Company owns six property/casualty companies, five insurance companies based in the United States (“U.S.”) focused on specialty insurance niches and a Bermuda-based reinsurance company as described below:
•
James River Group, Inc. (“James River Group”) is a Delaware domiciled insurance holding company formed in 2002, which owns all of the Company’s U.S.-based subsidiaries, either directly or indirectly through one of its wholly-owned U.S. subsidiaries. James River Group oversees the Company’s U.S. insurance operations and maintains all of the outstanding debt in the U.S.

•
James River Insurance Company (“James River Insurance”) is an Ohio domiciled excess and surplus lines insurance company that, with its wholly-owned insurance subsidiary, James River Casualty Company, is authorized to write business in every state and the District of Columbia.

•
Falls Lake National Insurance Company (“Falls Lake National”) is an Ohio domiciled insurance company which wholly owns Stonewood Insurance Company (“Stonewood Insurance”), a North Carolina domiciled company, and Falls Lake General Insurance Company, an Ohio domiciled company. Falls Lake National began writing specialty admitted program business in late 2013.

•
Stonewood Insurance is a workers’ compensation insurance company that writes insurance primarily for the residential construction and light manufacturing industries. Stonewood Insurance writes workers’ compensation coverage in North Carolina, Virginia, South Carolina, and Tennessee.

•
JRG Reinsurance Company, Ltd. (“JRG Re”) was formed in 2007 and commenced operations in 2008. JRG Re, a Bermuda domiciled reinsurer, provides reinsurance to U.S. third parties and to the Company’s U.S.-based insurance subsidiaries.

Basis of Presentation and Principles of Consolidation
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), which vary in some respects from statutory accounting practices (“SAP”) which are prescribed or permitted by the various state insurance departments in the U.S. or by insurance regulators in Bermuda. The accompanying consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
Estimates and Assumptions
Preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.
Fixed Maturity and Equity Securities
Fixed maturity and equity securities classified as “available-for-sale” are carried at fair value, and unrealized gains and losses on such securities, net of any deferred taxes, are reported as a separate component of accumulated other comprehensive income. Fixed maturity securities purchased for short-term resale are classified as “trading” and are carried at fair value with unrealized gains and losses included in earnings as a component of net investment income. The Company does not have any securities classified as “held-to-maturity”.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.
Accounting Policies (continued)

Fair value generally represents quoted market value prices for securities traded in the public marketplace or prices analytically determined using bid or closing prices for securities not traded in the public marketplace.
Premiums and discounts on mortgage-backed securities and asset-backed securities are amortized or accrued using the constant yield method which considers anticipated prepayments at the date of purchase. To the extent that the estimated lives of such securities change as a result of changes in estimated prepayment rates, the adjustments are included in net investment income using the retrospective method.
Realized investment gains or losses are determined on a specific identification basis. Interest income is recognized as earned, and dividend income is recognized on the ex-dividend date.
The Company evaluates its available-for-sale investments regularly to determine whether there are declines in value that are other-than-temporary. The Company’s outside investment managers assist the Company in this evaluation. When the Company determines that a security has experienced an other-than-temporary impairment, the impairment loss is recognized as a realized investment loss. The factors that the Company considers in evaluating whether such an other-than-temporary impairment has occurred include the amount and percentage that fair value is below amortized cost or cost and the length of time that fair value has been below amortized cost or cost. For fixed maturity securities, the Company considers the credit quality rating of the security, with a special emphasis on securities downgraded below investment grade. Management does not intend to sell available-for-sale fixed maturity securities in an unrealized loss position, and it is not “more likely than not” that the Company will be required to sell these securities before a recovery in fair value to their amortized cost basis occurs. For equity securities, management evaluates the near-term prospects of these investments in relation to the severity and duration of the impairment, and the Company’s ability and intent to hold these investments until a recovery of fair value occurs.
Bank Loan Participations and Allowance for Credit Losses
Bank loan participations are managed by a specialized outside investment manager and are generally stated at their outstanding unpaid principal balances net of unamortized premiums or discounts and net of any allowance for credit losses. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest method.
Generally, the accrual of interest on a bank loan participation is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest. A bank loan participation may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. Interest received on nonaccrual loans generally is reported as investment income. There were no bank loans on nonaccrual status at December 31, 2013 or 2012.
Generally, bank loan participations are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.
The allowance for credit losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management’s periodic evaluation of the adequacy of the allowance is based on consultations and advice of the Company’s specialized investment manager, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, current economic conditions, and other relevant factors. The Company has recorded an allowance equal to the difference between the fair value and the amortized cost of bank loans that it has determined to be impaired as a practical expedient for an estimate of probable future cash flows to be collected on those bank loans.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.
Accounting Policies (continued)

Other Invested Assets
Other invested assets at December 31, 2013 include the Company’s interests in a bank holding company, a limited partnership, and four limited liability corporations involved in alternative energy production. The equity method is being used to account for these investments. Other invested assets at December 31, 2012 include the Company’s investment in a bank holding company and two limited liability corporations involved in alternative energy production.
In 2012, the Company entered into a note agreement with two property development companies. Interest due under the note is being recorded using the effective interest method. The note matures on June 10, 2014. In 2013, the Company purchased subordinated notes issued by a bank holding company. The notes carry a fixed interest rate and mature in 2023.
Short-Term Investments
Short-term investments are carried at cost, which approximates fair value. Short-term investments have maturities greater than three months but less than one year at the date of purchase.
Cash Equivalents
The Company considers highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.
Direct Written Premiums
Direct written premiums are earned on a pro rata basis over the terms of the policies, generally 12 months. The portion of premiums written applicable to the unexpired terms of the policies in force is recorded as unearned premiums.
Assumed Reinsurance Premiums
Assumed reinsurance written premiums include amounts reported by brokers and ceding companies, supplemented by the Company’s own estimates of premiums when reports have not been received. Premiums on the Company’s excess of loss and pro rata reinsurance contracts are estimated when the business is underwritten. For excess of loss contracts, the deposit premium, as defined in the contract, is generally recorded as an estimate of premiums written at the inception date of the treaty. Estimates of premiums written under pro rata contracts are recorded in the period in which the underlying risks are expected to begin and are based on information provided by the brokers and the ceding companies.
Reinsurance premium estimates are reviewed by management periodically. Any adjustment to these estimates is recorded in the period in which it becomes known.
Reinsurance premiums assumed are earned over the terms of the underlying policies or reinsurance contracts. Contracts and policies written on a “losses occurring” basis cover claims that may occur during the term of the contract or policy, which is typically 12 months (except for crop reinsurance assumed which was recognized over the risk period--the crop reinsurance program was terminated as of December 31, 2012). Accordingly, the premium is earned evenly over the term. Contracts which are written on a “risks attaching” basis cover claims which attach to the underlying insurance policies written during the terms of such contracts. Premiums earned on such contracts usually extend beyond the original term of the reinsurance contract, typically resulting in recognition of premiums earned over a 24-month period in proportion to the level of underlying exposure.
Certain of the Company’s reinsurance contracts include provisions that adjust premiums or acquisition expenses based upon the experience under the contracts. Premiums written and earned, as well as related acquisition expenses are recorded based upon the projected experience under the contracts.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.
Accounting Policies (continued)

Premiums Receivable and Agents’ Balances, Net
Premiums receivable and agents’ balances are carried at face value net of any allowance for doubtful accounts, which approximates fair value. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible based on the Company’s assessment of the collectability of receivables that are past due. Receivables greater than 90 days past due were $1.8 million at December 31, 2013 and $2.3 million at December 31, 2012. The allowance for doubtful accounts was $1.7 million and $2.2 million at December 31, 2013 and 2012, respectively. Bad debt expense was $459,000 for the year ended December 31, 2013, $975,000 for the year ended December 31, 2012, and $659,000 for the year ended December 31, 2011. Receivables written off against the allowance for doubtful accounts totaled $978,000 for the year ended December 31, 2013, $695,000 for the year ended December 31, 2012, and $1.3 million for the year ended December 31, 2011. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
Deferred Policy Acquisition Costs
Costs which are incrementally or directly related to the successful acquisition of new or renewal insurance business are deferred. These deferred costs are primarily commissions to agents, ceding commissions paid on reinsurance assumed, premium taxes, and the portion of underwriting fixed compensation and payroll related fringe benefits directly related to an insurance contract insurance that has been acquired, net of ceding commissions related to reinsurance ceded. Amortization of such policy acquisition costs is charged to expense in proportion to premium earned over the estimated policy life. To the extent that unearned premiums on existing policies are not adequate to cover projected related costs and expenses, deferred policy acquisition costs are charged to earnings. The Company considers anticipated investment income in determining whether a premium deficiency exists.
Reinsurance
Certain premiums and losses are ceded to other insurance companies or assumed from other insurance companies under various excess of loss and quota-share reinsurance contracts. The Company enters into ceded reinsurance contracts to limit its exposure to large losses, to limit exposure on new lines of insurance written by the Company, and to provide additional capacity for growth.
Premiums, commissions, and losses and loss adjustment expenses on reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Reinsurance recoverables and prepaid reinsurance premiums are reported as assets. Other amounts payable to insurance companies and reinsurers or receivable from insurance companies and reinsurers are netted where the right of offset exists. The Company receives ceding commissions in connection with certain ceded reinsurance. The ceding commissions are recorded as a reduction of other operating expenses.
U.S. Federal Income Taxes
Deferred tax assets and deferred tax liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective U.S. tax bases. Deferred tax assets and liabilities are measured using enacted U.S. corporate tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when management believes it is more likely than not that some, or all, of the deferred tax assets will not be realized.
Goodwill
Goodwill is tested annually for impairment in the fourth quarter of each calendar year, or more frequently if events or changes in circumstances indicate that the carrying amount of the Company’s

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.
Accounting Policies (continued)

reporting units, including goodwill, may exceed their fair values. The fair value of the reporting units is determined using a combination of a market approach and an income approach which projects the future cash flows produced by the reporting units and discounts those cash flows to their present value. The projection of future cash flows is necessarily dependent upon assumptions on the future levels of income as well as business trends, prospects, market, and economic conditions. The results of the two approaches are weighted to determine the fair value of each reporting unit. When the fair value is less than the carrying value of the net assets of the reporting unit, including goodwill, an impairment loss is charged to operations. To determine the amount of any goodwill impairment, the implied fair value of reporting unit goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, the fair value of a reporting unit is assigned to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.
Intangible Assets, Net
Intangible assets are initially recognized and measured at fair value. Specifically identified intangible assets with indefinite lives include trademarks and state insurance licenses and authorities. Other specifically identified intangible assets with lives ranging from 6.0 to 27.5 years include relationships with customers and brokers. These intangible assets are amortized on a straight-line basis over their estimated useful lives.
Intangible assets with indefinite useful lives are reviewed for impairment at least annually. In evaluating whether there has been impairment to the intangible asset, management determines the fair value of the intangible asset and compares the resulting fair value to the carrying value of the intangible asset. If the carrying value exceeds the fair value, the intangible asset is written down to fair value, and the impairment is reported through earnings. The Company evaluates intangible assets with definite lives for impairment when impairment indicators are noted.
Impairment of Long-Lived Assets
Long-lived assets with finite lives are tested for impairment whenever recognized events or changes in circumstances indicate the carrying value of these assets may not be recoverable. If indicators of impairment are present, fair value is calculated using estimated future cash flows expected to be generated from the use of those assets. An impairment loss is recognized only if the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. That assessment is based on the carrying amount of the asset or asset group at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset or asset group exceeds its fair value.
Property and Equipment, Net
Property and equipment, which is included in “other assets” in the accompanying consolidated balance sheets, is reported at cost less accumulated depreciation and is depreciated principally on a straight-line basis over the estimated useful lives of the depreciable assets, generally three to ten years.
In the event the Company has been deemed the owner for accounting purposes of construction projects in lease arrangements, the estimated construction costs incurred to date are recorded as assets in property and equipment, net and included in “other assets” in the accompanying consolidated balance

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.
Accounting Policies (continued)

sheets. Upon occupancy of facilities under lease, the Company assesses whether arrangements qualify for sales recognition under the sale-leaseback accounting guidance. If the Company continues to be the deemed owner for accounting purposes, the cost of the building is depreciated over its estimated useful life.
Reserve for Losses and Loss Adjustment Expenses
The reserve for losses and loss adjustment expenses represents the estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. The Company does not discount this reserve. The process of estimating the reserves for losses and loss adjustment expenses requires a high degree of judgment and is subject to a number of variables. The reserve for losses and loss adjustment expenses is estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency.
The Company utilizes various actuarially-accepted reserving methodologies in determining the continuum of expected outcomes for its reserves. These methodologies utilize various inputs, including management’s initial expected loss ratio (the ratio of losses and loss adjustment expenses incurred to net earned premiums), expected reporting patterns and payment patterns for losses and loss adjustment expenses (based on insurance industry data and the Company’s own experience), and the Company’s actual paid and reported losses and loss adjustment expenses. An internal actuary reviews these results and (after applying appropriate professional judgment and other actuarial techniques that are considered necessary) presents recommendations to the Company’s management. Management uses this information and its judgment to make decisions on the final recorded reserve for losses and loss adjustment expenses. Management believes that the use of judgment is necessary to arrive at a best estimate for the reserve for losses and loss adjustment expenses given the long-tailed nature of the business generally written by the Company and the limited operating experience of the Casualty Reinsurance segment and of the program and fronting business in the Specialty Admitted Insurance segment.
Catastrophes of significant magnitude, including hurricanes and earthquakes, involve complex coverage issues. In estimating the reserve for losses and loss adjustment expenses for these catastrophes, management uses case reserve estimates based on information obtained from site inspections by the Company’s adjustors and the terms of coverage provided in the policies. Management estimates reserves for incurred but not reported claims for these catastrophes using judgment based on an assessment of the Company’s property insurance exposures where the catastrophes occur and the Company’s progress in settling claims.
Although management believes that the reserve for losses and loss adjustment expenses is reasonable, it is possible that the Company’s actual incurred losses and loss adjustment expenses will not develop consistent with the assumptions inherent in the determination of these reserves. Specifically, the Company’s actual ultimate loss ratio could differ from management’s initial expected loss ratio and/or the Company’s actual reporting patterns for losses could differ from the expected reporting patterns. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in the Company’s consolidated financial statements. These estimates are reviewed continually by management and are adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.
Share Based Compensation
The Company expenses the fair value of share option awards over the vesting period of the award, typically three or four years, on a straight-line basis. The Black-Scholes-Merton option pricing model is used to value the options granted (see Note 11). As the share based compensation expense is incurred, a corresponding increase to additional paid-in capital in shareholders’ equity is recognized. Share based compensation expense is reflected in “other operating expenses” in the accompanying consolidated statements of income and comprehensive income.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.
Accounting Policies (continued)

Financing Obligations
In a lease arrangement where the Company made a minority investment in a partnership that was involved in the construction of a building, the Company was deemed the owner for accounting purposes during the construction period. The Company recorded an asset for the amount of the total project costs and the related financing obligation is included in “other liabilities” in the accompanying consolidated balance sheets. Once construction was completed, the Company determined the arrangement did not qualify for sale-lease back treatment. Accordingly, the Company continues to reduce the obligation over the lease term as payments are made and depreciates the asset over its useful life. The Company does not report rent expense for the portion of the rent payment determined to be related to the assets which are owned for accounting purposes. Rather, this portion of the rent payment under the lease is recognized as a reduction of the financing obligation and as interest expense.
Variable Interest Entities
Entities that do not have sufficient equity at risk to allow the entity to finance its activities without additional financial support or in which the equity investors, as a group, do not have the characteristic of a controlling financial interest are referred to as variable interest entities (“VIE”). A VIE is consolidated by the variable interest holder that is determined to have the controlling financial interest (primary beneficiary) as a result of having both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE’s capital structure, contractual terms, nature of the VIE’s operations and purpose, and the Company’s relative exposure to the related risks of the VIE on the date it becomes initially involved in the VIE. The Company reassesses its VIE determination with respect to an entity on an ongoing basis.
The Company holds interests in VIEs through certain equity method investments included in “other invested assets” in the accompanying consolidated balance sheets. The Company has determined that it should not consolidate any of the VIEs as it is not the primary beneficiary in any of the relationships. Although the investments resulted in the Company holding variable interests in the entities, they did not empower the Company to direct the activities that most significantly impact the economic performance of the entities. The Company’s investments related to these VIEs totaled $34.3 million and $20.5 million as of December 31, 2013 and 2012, respectively, representing the Company’s maximum exposure to loss.
Earnings Per Share
Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the dilution that could occur if securities or other contracts to issue common shares or common share equivalents were exercised or converted into common shares. When inclusion of common share equivalents increases the earnings per share or reduces the loss per share, the effect on earnings is anti-dilutive. Under these circumstances, the diluted net earnings or net loss per share is computed excluding the common share equivalents. Additionally, for purposes of calculating diluted earnings per share of the Company, the numerator has been adjusted to consider the effect of potentially dilutive securities of the non-controlling interest.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.
Accounting Policies (continued)

The following represents a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations contained in the consolidated financial statements.
	Income (Numerator)	Weighted-Average Common Shares (Denominator)	Earnings Per Share
	(in thousands, except per share data)
Year ended December 31, 2013
Basic	$67,337	30,442,950	$2.21
Share options	—	57,850	—
Diluted	$67,337	30,500,800	$2.21
Year ended December 31, 2012
Basic	$8,664	35,733,350	$0.24
Effect of non-controlling interest securities (Note 12)	(121)	—	—
Diluted	$8,543	35,733,350	$0.24
Year ended December 31, 2011
Basic	$38,473	35,718,000	$1.08
Effect of non-controlling interest securities (Note 12)	(498)	—	(0.02)
Diluted	$37,975	35,718,000	$1.06
For the years ended December 31, 2013, 2012, and 2011, common share equivalents of 25,000 shares, 2,287,500 shares, and 2,330,000 shares, respectively, were excluded from the calculations of diluted earnings per share as their effects were anti-dilutive.
Adopted Accounting Standards
ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income
Accounting Standards Update (“ASU”) 2011-05 was issued to increase the prominence of other comprehensive income in financial statements and to help financial statement users better understand the causes of an entity’s change in financial position and results of operations. Under the standard, an entity is required to present the components of net income and other comprehensive income in either one continuous statement or two separate but consecutive financial statements. The Company adopted this ASU on December 31, 2012. The Company elected to report the components of net income and other comprehensive income in one continuous statement.
ASU 2010-26, Financial Services — Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts
Effective January 1, 2012, the Company adopted ASU 2010-26, Financial Services — Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (“ASU 2010-26”). The accounting guidance in this ASU requires costs to be incrementally or directly related to the successful acquisition of new or renewal insurance contracts in order to be capitalized as deferred policy acquisition costs. The new guidance limits the capitalization of contract acquisition costs to four components:
•
Incremental direct costs of contract acquisition, primarily commissions and premium taxes, incurred in successful contracts;

•
The portion of the employee’s fixed compensation and payroll-related fringe benefits directly related to time spent performing any of the following acquisition activities for a contract that has been acquired:

 –
Underwriting,

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.
Accounting Policies (continued)

 –
Policy issuance and processing,

 –
Medical and inspection, and

 –
Sales force contract selling;

•
Other direct costs related to insurers’ activities that would not have been incurred without the contract such as travel costs incurred with acquisition activities; and

•
Advertising costs that meet the capitalization criteria.

The Company adopted the guidance on January 1, 2012 using the prospective method. At December 31, 2011, deferred policy acquisition costs included $4.5 million of costs that no longer met the criteria for deferral as of January 1, 2012, and as a result, such amounts were expensed during the year ended December 31, 2012 consistent with policy terms. Acquisition expenses deferred in 2012 under ASU 2010-26 were $68.4 million. Had the Company’s previous accounting policy been applied in 2012, acquisition expenses deferred would have been $78.8 million.
During the year ended December 31, 2012, the Company amortized $88.6 million of policy acquisition costs. Under its previous policy, the Company would have amortized $97.4 million of policy acquisition costs for the year ended December 31, 2012.
ASU 2013-02, Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income
The Financial Accounting Standards Board (“FASB”) issued ASU 2013-02, Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income, which amended FASB Accounting Standards Codification (ASC) 220, Comprehensive Income, to improve the reporting of reclassifications out of accumulated other comprehensive income. ASU 2013-02 requires information about reclassifications out of accumulated other comprehensive income by component to be reported in one place, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the consolidated financial statements. The guidance also requires disclosure of the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. This standard was effective for the Company on January 1, 2013. The adoption of this guidance had no impact on the Company’s financial position, results of operations or cash flows.
Prospective Accounting Standards
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which creates a new comprehensive revenue recognition standard that will serve as a single source of revenue guidance for all companies in all industries. The guidance applies to all companies that either enter into contracts with customers to transfer goods or services or enter into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards, such as insurance contracts. Under this guidance, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under the current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU No. 2014-09 becomes effective for the Company during the first quarter of 2017 and must be applied retrospectively. The Company is currently evaluating ASU No. 2014-09 to determine the potential impact that adopting this standard will have on its consolidated financial statements.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.
Investments

The Company’s available-for-sale investments are summarized as follows:
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
December 31, 2013
Fixed maturity securities:
State and municipal	$74,678	$3,903	$(2,435)	$76,146
Residential mortgage-backed	101,352	2,119	(4,902)	98,569
Corporate	245,139	8,576	(2,198)	251,517
Commercial mortgage and asset-backed	81,054	3,000	(89)	83,965
Obligations of U.S. government corporations and agencies	104,153	1,944	(1,136)	104,961
U.S. Treasury securities and obligations guaranteed by the U.S. government	46,435	339	(463)	46,311
Redeemable preferred stock	2,025	—	(376)	1,649
Total fixed maturity securities	654,836	19,881	(11,599)	663,118
Equity securities	67,129	2,140	(2,462)	66,807
Total investments available-for-sale	$721,965	$22,021	$(14,061)	$729,925
December 31, 2012
Fixed maturity securities:
State and municipal	$136,076	$17,559	$(220)	$153,415
Residential mortgage-backed	149,970	4,778	(141)	154,607
Corporate	278,225	16,452	(822)	293,855
Commercial mortgage and asset-backed	36,766	5,565	—	42,331
Obligations of U.S. government corporations and agencies	108,052	5,788	(5)	113,835
U.S. Treasury securities and obligations guaranteed by the U.S. government	29,791	989	(6)	30,774
Redeemable preferred stock	1,097	22	—	1,119
Total fixed maturity securities	739,977	51,153	(1,194)	789,936
Equity securities	52,840	5,965	(6)	58,799
Total investments available-for-sale	$792,817	$57,118	$(1,200)	$848,735

The amortized cost and fair value of available-for-sale investments in fixed maturity securities at December 31, 2013 are summarized, by contractual maturity, as follows:
	Amortized Cost	Fair Value
	(in thousands)
One year or less	$13,771	$13,959
After one year through five years	310,360	315,828
After five years through ten years	74,373	75,927
After ten years	71,901	73,221
Residential mortgage-backed	101,352	98,569
Commercial mortgage and asset-backed	81,054	83,965
Redeemable preferred stock	2,025	1,649
Total	$654,836	$663,118

Actual maturities may differ for some securities because borrowers have the right to call or prepay obligations with or without penalties.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.
Investments (continued)

The following table shows the Company’s gross unrealized losses and fair value for available-for-sale securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position:
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)
December 31, 2013
Fixed maturity securities:
State and municipal	$12,913	$(780)	$3,129	$(1,655)	$16,042	$(2,435)
Residential mortgage-backed	46,210	(3,087)	16,783	(1,815)	62,993	(4,902)
Corporate	45,624	(1,692)	1,924	(506)	47,548	(2,198)
Commercial mortgage and asset-backed	39,497	(89)	—	—	39,497	(89)
Obligations of U.S. government corporations and agencies	51,686	(1,136)	—	—	51,686	(1,136)
U.S. Treasury securities and obligations guaranteed by the U.S. government	31,219	(463)	—	—	31,219	(463)
Redeemable preferred stock	1,649	(376)	—	—	1,649	(376)
Total fixed maturity securities	228,798	(7,623)	21,836	(3,976)	250,634	(11,599)
Equity securities	26,339	(2,462)	—	—	26,339	(2,462)
Total investments available-for-sale	$255,137	$(10,085)	$21,836	$(3,976)	$276,973	$(14,061)
December 31, 2012
Fixed maturity securities:
State and municipal	$4,602	$(220)	$—	$—	$4,602	$(220)
Residential mortgage-backed	22,700	(141)	—	—	22,700	(141)
Corporate	2,200	(69)	10,651	(753)	12,851	(822)
Obligations of U.S. government corporations and agencies	18,928	(5)	—	—	18,928	(5)
U.S. Treasury securities and obligations guaranteed by the U.S. government	3,564	(6)	—	—	3,564	(6)
Total fixed maturity securities	51,994	(441)	10,651	(753)	62,645	(1,194)
Equity securities	1,265	(6)	—	—	1,265	(6)
Total investments available-for-sale	$53,259	$(447)	$10,651	$(753)	$63,910	$(1,200)

As of December 31, 2013, the Company held securities of 54 issuers that were in an unrealized loss position with a total fair value of  $277.0 million and gross unrealized losses of  $14.1 million. None of the fixed maturity securities with unrealized losses has ever missed, or been delinquent on, a scheduled principal or interest payment.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.
Investments (continued)

Unrealized losses on fixed maturity securities are primarily interest rate related. At December 31, 2013, 82.5% of the Company’s fixed maturity security portfolio was rated “A-” or better by Standard & Poor’s or received an equivalent rating from another nationally recognized rating agency. Fixed maturity securities with ratings below investment grade by Standard & Poor’s or another nationally recognized rating agency at December 31, 2013 had an aggregate fair value of  $53.3 million and an aggregate net unrealized gain of $1.1 million.
Management concluded that none of the securities in its fixed maturity portfolio with an unrealized loss at December 31, 2013 or 2012 had experienced an other-than-temporary impairment. Management does not intend to sell available-for-sale securities in an unrealized loss position, and it is not “more likely than not” that the Company will be required to sell these securities before a recovery in their value to their amortized cost basis occurs. Management concluded that two securities, a commercial mortgage-backed security and a corporate security, in its fixed maturity portfolio had experienced other-than-temporary impairments in 2011. These impairments were credit related, and accordingly, the Company recorded $195,000 of realized investment losses in 2011 to reduce the carrying value of the securities to the net present value of the discounted adjusted cash flows.
Management concluded that one of the equity securities with an unrealized loss at December 31, 2013 experienced an other-than-temporary impairment, and accordingly, the Company recorded an impairment loss of  $804,000 in 2013. Management concluded that the remaining equity securities with an unrealized loss at December 31, 2013 had not experienced an-other-than-temporary impairment. Management evaluated the near-term prospects of these investments in relation to the severity and duration of the impairment, and at December 31, 2013, the Company has the ability and intent to hold these investments until a recovery of fair value occurs. Management concluded that none of its equity securities with an unrealized loss at December 31, 2012 had experienced an other-than-temporary impairment. Management concluded that one of the equity securities with an unrealized loss at December 31, 2011 had experienced an other-than-temporary impairment, and accordingly, the Company recorded an impairment loss of  $185,000 in 2011.
Bank loan participations generally have a credit rating that is below investment grade (i.e. below “BBB-” for Standard & Poor’s) at the date of purchase. These bank loans are primarily senior, secured floating-rate debt rated “B” or “BB” by Standard & Poor’s or an equivalent rating from another nationally recognized rating agency. These bank loans include assignments of, and participations in, performing and non-performing senior corporate debt generally acquired through primary bank syndications and in secondary markets. Bank loans consist of, but are not limited to, term loans, the funded and unfunded portions of revolving credit loans, and other similar loans and investments. At the time that these loans were acquired, management believed that the Company would be able to collect all contractually required payments receivable.
Generally, the accrual of interest on a bank loan participation is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest. A bank loan participation may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. Interest received on nonaccrual loans generally is reported as investment income. There were no bank loans on nonaccrual status at December 31, 2013 or 2012.
Generally, bank loan participations are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.
The allowance for credit losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management’s periodic evaluation of the adequacy of the allowance is based on consultations and advice of the Company’s specialized investment manager, known and inherent

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.
Investments (continued)

risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, current economic conditions, and other relevant factors. The Company generally records an allowance equal to the difference between the fair value and the amortized cost of bank loans it has determined to be impaired as a practical expedient for an estimate of probable future cash flows to be collected on those bank loans. Bank loans are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
At December 31, 2013, investments in bank loan participations considered to be impaired were $246,000, net of the related allowance for credit losses of  $242,000. At December 31, 2012, investments in bank loan participations considered impaired were $367,000, net of the related allowance for credit losses of $121,000.
The average recorded investment in impaired bank loans was $307,000, $754,000, and $1.3 million during the years ended December 31, 2013, 2012, and 2011, respectively, on which investment income of $32,000, $0, and $0 respectively, was recognized during the time that the loans were impaired. The Company recorded realized losses of  $121,000, $780,000, and $222,000 during the years ended December 31, 2013, 2012, and 2011, respectively, for changes in the fair value of impaired bank loans.
At December 31, 2013, unamortized discounts on bank loan participations were $2.9 million, and unamortized premiums on bank loan participations were $121,000.
Major categories of the Company’s net investment income are summarized as follows:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Fixed maturity securities	$24,896	$31,330	$35,261
Bank loan participations	14,406	13,677	11,963
Equity securities	4,308	3,062	3,799
Other invested assets	5,123	(674)	(152)
Cash, cash equivalents, and short-term investments	120	214	198
Trading losses	(226)	(110)	133
Gross investment income	48,627	47,499	51,202
Investment expense	(3,254)	(3,202)	(2,835)
Net investment income	$45,373	$44,297	$48,367

Changes in unrealized gains or losses on securities held for trading are recorded as trading gains or losses within net investment income. Net investment income for the year ended December 31, 2013 included $226,000 of net trading losses of which $180,000 of net trading losses related to securities still held at December 31, 2013. Net investment income for the year ended December 31, 2012 included $110,000 of net trading losses of which $36,000 of net trading losses related to securities still held at December 31, 2012. Net investment income for the year ended December 31, 2011 included $133,000 of net trading gains of which $80,000 of net trading gains related to securities still held at December 31, 2011.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.
Investments (continued)

The Company’s realized gains and losses on investments are summarized as follows:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Fixed maturity securities:
Gross realized gains	$14,347	$4,584	$18,060
Gross realized losses	(2,823)	(969)	(244)
	11,524	3,615	17,816
Equity securities:
Gross realized gains	13	4,506	—
Gross realized losses	(804)	(399)	(185)
	(791)	4,107	(185)
Bank loan participations:
Gross realized gains	2,549	2,757	2,396
Gross realized losses	(675)	(1,435)	(1,205)
	1,874	1,322	1,191
Short-term investments and other:
Gross realized gains	12	—	2,947
Gross realized losses	—	(129)	(870)
	12	(129)	2,077
Total	$12,619	$8,915	$20,899

The following table summarizes the change in the Company’s available-for-sale gross unrealized gains or losses by investment type:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Change in gross unrealized gains (losses):
Fixed maturity securities	$(41,677)	$13,384	$5,760
Equity securities	(6,281)	2,054	3,927
Total	$(47,958)	$15,438	$9,687

The Company maintains fixed maturity securities, short-term investments, and cash and cash equivalents amounting to $355.6 million at December 31, 2013 in trust accounts or on deposit as collateral for outstanding letters of credit issued as security to third-party reinsureds on reinsurance assumed by JRG Re.
At December 31, 2013 and 2012, investments with a fair value of  $15.8 million and $10.1 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.
At December 31, 2013, the Company held two securities with a market value of  $512,000 in securitizations of alternative-A mortgages and held no sub-prime mortgages. All alternative-A mortgages are performing and are rated “investment grade” by the established rating agencies.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.
Investments (continued)

At December 31, 2013, the Company holds $11.0 million of fixed maturity securities issued by First Wind Capital, LLC (“First Wind Capital”). Two of the Company’s directors are also directors of First Wind Capital, which is an affiliate of the Company’s largest shareholder. Also at December 31, 2013, the Company holds a $5.0 million note receivable from an unrelated third party corporation that is owned by First Wind Capital. At December 31, 2012, the Company held a $4.3 million note receivable from a different unrelated third party owned by First Wind Capital. This note was repaid in full in 2013.
Other invested assets of  $5.4 million and $5.2 million at December 31, 2013 and 2012, respectively, represent the Company’s investment in a bank holding company (the “Bank Holding Company”). At December 31, 2013 and 2012, the Company had invested $5.6 million, and its ownership interest in the Bank Holding Company was 3.6%. The Chairman of the Board of Directors of the Company is also the Chairman of the Board of Directors for the Bank Holding Company. Additionally, the Chairman and another director of the Company are also stockholders of the Bank Holding Company. The equity method is being used to account for the investment, which was made by the Corporate and Other segment. The Company recorded pre-tax income of  $143,000 for the year ended December 31, 2013 and pre-tax losses of $62,000 and $152,000 for the years ended December 31, 2012 and 2011, respectively, for its proportional share of equity interest, and these amounts were included in net investment income in the Company’s consolidated income statement. Additionally, in 2013, the Company’s Corporate and Other segment purchased $4.5 million of subordinated notes issued by a company that is 70.0% owned by the Bank Holding Company. The Chairman of the Board of Directors of the Company is also the Chairman of the Board of Directors for the issuing company. Interest on the notes, which mature on August 12, 2023, is fixed at 7.6% per annum, and income of  $132,000 was recognized on the notes for the year ended December 31, 2013.
The Company’s Corporate and Other segment holds equity interests ranging from 5.5% to 33.3% in four limited liability corporations (LLCs) that are managed by an affiliate of the Company’s largest shareholder. The principal objective of the LLCs is capital appreciation and income generation from owning and operating renewable energy facilities engaged in wind and solar energy production. The equity method is being used to account for the LLCs which are included in “other invested assets” in the accompanying consolidated balance sheets. In 2013, the Company invested an additional $10.0 million in the LLCs, received cash distributions of  $2.8 million, and recognized income of  $4.3 million. The collective carrying value of the LLCs was $26.8 million at December 31, 2013. In 2012, the Company invested an additional $10.0 million in the LLCs, received cash distributions of  $577,000, and recognized losses of $637,000. The collective carrying value of the LLCs was $15.3 million at December 31, 2012. No earnings were recognized on the investments in the LLCs for the year ended December 31, 2011.
On December 10, 2012, the Company’s Corporate and Other segment entered into a $3.3 million note agreement with two property development companies. The note, which carried a 10.85% fixed interest rate, was originally scheduled to mature on December 10, 2013. On December 10, 2013, the note was extended until June 10, 2014, and the fixed interest rate was increased to 11.10%. Origination fees received were recognized over the original term of the note under the effective interest method. Income of  $415,000 and $24,000 was recognized on this investment for the years ended December 31, 2013 and 2012, respectively.
On July 1, 2013, the Company’s Corporate and Other segment invested $2.0 million in a limited partnership. The equity method is being used to account for this investment. Income of  $131,000 was recognized on the investment for year ended December 31, 2013, and the carrying value of the investment was $2.1 million at December 31, 2013.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3.
Deferred Policy Acquisition Costs

An analysis of deferred policy acquisition costs is as follows:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Balance at beginning of period	$49,336	$69,138	$35,594
Policy acquisition costs deferred:
Commissions	63,958	64,185	109,298
Underwriting and other issue expenses	4,558	4,590	12,404
	68,516	68,775	121,702
Amortization of policy acquisition costs	(71,648)	(88,577)	(88,158)
Net change	(3,132)	(19,802)	33,544
Balance at end of period	$46,204	$49,336	$69,138

4.
Goodwill and Intangible Assets

On December 11, 2007, the Company completed an acquisition of James River Group by acquiring 100% of the outstanding shares of James River Group common stock, referred to herein as the “Merger”. The transaction was accounted for under the purchase method of accounting, and goodwill and intangible assets were recognized by the Company as a result of the transaction.
Goodwill is an asset of the Excess and Surplus Lines segment. The Company’s annual testing performed in the fourth quarter of 2013, 2012 and 2011 indicated that no impairment of goodwill had occurred. The carrying amount of goodwill at December 31, 2013 and 2012 was $181.8 million. Accumulated goodwill impairment losses were $99.6 million at December 31, 2013 and 2012.
Specifically identifiable intangible assets were acquired in the Merger. During the fourth quarters of 2013, 2012, and 2011, the indefinite-lived intangible assets for trademarks and insurance licenses and authorities were tested for impairment. There were no impairments recognized in 2013. The results of the 2012 analysis indicated that impairments of trademarks for the Specialty Admitted Insurance segment had occurred due to lower projected gross written premiums for this reporting unit, and accordingly, the Company recognized impairment losses of  $300,000 as of December 31, 2012 based on a fair value determined using the relief from royalty method. There were no impairments recognized in 2011.
Intangible assets for customer and broker relationships that have specific lives and are subject to amortization were also reviewed for impairment during the fourth quarters of 2013, 2012, and 2011. There were no impairments recognized in 2013. The results of the analysis for 2012 indicated that there were impairments for the Specialty Admitted Insurance segment due to lower projections of operating income, the segment’s lack of profitability during 2011 and 2012, and a lower agency retention rate. Accordingly, the Company recognized impairment losses of  $3.8 million and $169,000, respectively, on the intangible assets for customer and broker relationships for the year ended December 31, 2012 for this segment. There were no impairments recognized in 2011.
On December 31, 2011, the Company acquired all of the outstanding stock of two Ohio-domiciled insurance companies for $16.3 million in cash. The acquired companies had cash and invested assets of $12.2 million, and specifically identifiable intangible assets of  $4.0 million were recorded for the fair values of state insurance licenses acquired in the transaction.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

4.
Goodwill and Intangible Assets (continued)

The gross carrying amounts and accumulated amortization for each major specifically identifiable intangible asset class were as follows:
		December 31,
		2013		2012
	Weighted- Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)
Trademarks	Indefinite	$22,200	$—	$22,200	$—
Insurance licenses and authorities	Indefinite	9,164	—	9,164	—
Identifiable intangibles not subject to amortization		31,364	—	31,364	—
Customer relationships	6.0	12,300	12,300	12,300	10,360
Broker relationships	24.6	11,611	2,253	11,720	1,832
Identifiable intangible assets subject to amortization		23,911	14,553	24,020	12,192
		$55,275	$14,553	$55,384	$12,192

Future estimated amortization of specifically identifiable intangible assets as of December 31, 2013 is as follows (in thousands):
2014	$597
2015	597
2016	597
2017	597
2018	597
Thereafter	6,373
Total	$9,358

The table below summarizes the changes in the net carrying values of intangible assets by segment for 2013:
	December 31, 2012 Net Carrying Value	Amortization	Impairment Losses	December 31, 2013 Net Carrying Value
	(in thousands)
Excess and Surplus Lines
Trademarks	$19,700	$—	$—	$19,700
Insurance licenses and authorities	4,900	—	—	4,900
Customer relationships	1,940	(1,940)	—	—
Broker relationships	8,137	(362)	—	7,775
	34,677	(2,302)	—	32,375
Specialty Admitted Insurance
Trademarks	2,500	—	—	2,500
Insurance licenses and authorities	4,265	—	—	4,265
Broker relationships	1,750	(168)	—	1,582
	8,515	(168)	—	8,347
Total identifiable intangible assets	$43,192	$(2,470)	$—	$40,722

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

4.
Goodwill and Intangible Assets (continued)

The table below summarizes the changes in the net carrying values of intangible assets by segment for 2012:
	December 31, 2011 Net Carrying Value	Amortization	Impairment Losses	December 31, 2012 Net Carrying Value
	(in thousands)
Excess and Surplus Lines
Trademarks	$19,700	$—	$—	$19,700
Insurance licenses and authorities	4,900	—	—	4,900
Customer relationships	3,990	(2,050)	—	1,940
Broker relationships	8,499	(362)	—	8,137
	37,089	(2,412)	—	34,677
Specialty Admitted Insurance
Trademarks	2,800	—	(300)	2,500
Insurance licenses and authorities	4,265	—	—	4,265
Customer relationships	4,180	(350)	(3,830)	—
Broker relationships	2,005	(86)	(169)	1,750
	13,250	(436)	(4,299)	8,515
Total identifiable intangible assets	$50,339	$(2,848)	$(4,299)	$43,192

Amortization of intangible assets was $2.4 million for the Excess and Surplus Lines segment and $436,000 for the Specialty Admitted Insurance segment for the year ended December 31, 2011.
5.
Property and Equipment, Net

Property and equipment, net of accumulated depreciation, consists of the following:
	December 31,
	2013	2012
	(in thousands)
Building, leased (Note 22)	$29,907	$29,907
Electronic data processing hardware and software	2,501	2,518
Furniture and equipment	1,693	1,516
Property and equipment, cost basis	34,101	33,941
Accumulated depreciation	(8,536)	(7,331)
Property and equipment, net	$25,565	$26,610

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6.
Reserve for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending reserve balances for losses and loss adjustment expenses, net of reinsurance, to the gross amounts reported in the consolidated balance sheets:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Reserve for losses and loss adjustment expenses net of reinsurance recoverables at beginning of period	$533,909	$476,761	$421,593
Add: Incurred losses and loss adjustment expenses net of reinsurance:
Current year	221,938	263,102	253,390
Prior years	(37,452)	1,394	(19,911)
Total incurred losses and loss and adjustment expenses	184,486	264,496	233,479
Deduct: Loss and loss adjustment expense payments net of reinsurance:
Current year	19,485	30,023	62,644
Prior years	171,925	177,325	115,667
Total loss and loss adjustment expense payments	191,410	207,348	178,311
Reserve for losses and loss adjustment expenses net of reinsurance recoverables at end of period	526,985	533,909	476,761
Add: Reinsurance recoverables on unpaid losses and loss adjustment expenses at end of period	119,467	175,812	89,194
Reserve for losses and loss adjustment expenses gross of reinsurance recoverables on unpaid losses and loss adjustment expenses at end of period	$646,452	$709,721	$565,955

The foregoing reconciliation shows that a $37.5 million redundancy developed in 2013 on the reserve for losses and loss adjustment expenses held at December 31, 2012. This favorable reserve development included $40.7 million of favorable development in the Excess and Surplus Lines segment, including $11.7 million of favorable development on casualty lines from the 2009 accident year, $7.5 million of favorable development from the 2007 accident year, and $5.7 million of favorable development from the 2008 accident year. This favorable development occurred because our actuarial studies at December 31, 2013 for the Excess and Surplus Lines segment indicated that our loss experience on our mature casualty business continues to be below our initial expected ultimate loss ratios. Favorable reserve development on direct business written in the Specialty Admitted Insurance segment was $1.4 million, including favorable development of  $1.3 million from the 2012 accident year. In addition, $4.7 million of adverse development occurred in the Casualty Reinsurance segment, with $1.0 million of adverse development on assumed crop business from the 2012 and 2011 accident years and $3.7 million of adverse development on other assumed business, primarily from the 2011 accident year.
The foregoing reconciliation shows that $1.4 million of adverse development occurred in 2012 on the reserve for losses and loss adjustment expenses held at December 31, 2011. This development included $20.1 million of favorable development in the Excess and Surplus Lines segment, including $7.7 million of favorable development on casualty lines from the 2009 accident year, $4.0 million of favorable development from the 2008 accident year, and $3.8 million of favorable development from the 2007 accident year. This favorable development occurred because our actuarial studies for the Excess and Surplus Lines segment at December 31, 2012 indicated that our loss experience on our mature casualty business continues to be below our initial expected ultimate loss ratios. Adverse reserve development on direct business written in the Specialty Admitted Insurance segment was $4.9 million, including adverse development of  $3.6 million

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6.
Reserve for Losses and Loss Adjustment Expenses (continued)

from the 2011 accident year and $1.7 million for the 2010 accident year. Adverse development of  $16.6 million occurred in the Casualty Reinsurance segment, including $9.0 million of adverse development on assumed crop business almost entirely from the 2011 accident year. Adverse development on other assumed business of  $7.6 million included $15.2 million of adverse development on the 2010 accident year partially offset by favorable development on the 2011 and 2009 accident years.
The foregoing reconciliation shows that a $19.9 million redundancy developed in 2011 on the reserve for losses and loss adjustment expenses held at December 31, 2010. This favorable reserve development included $21.0 million of favorable development in the Excess and Surplus Lines segment. The Excess and Surplus Lines segment favorable development included $6.6 million of favorable development on casualty lines from the 2007 accident year, $4.1 million of favorable development from the 2008 accident year, and $3.6 million of favorable development from the 2009 accident year. Favorable reserve development on direct business written in the Specialty Admitted Insurance segment was $1.5 million, including favorable development of  $1.1 million from the 2007 accident year, $991,000 for the 2009 accident year, and $872,000 for the 2006 accident year, partially offset by $1.5 million of adverse development on the 2010 accident year. The Specialty Admitted Insurance segment also had $181,000 of favorable development on assumed business. In addition, $2.8 million of adverse development occurred in the Casualty Reinsurance segment, with $500,000 of favorable development on assumed crop business from the 2010 accident year and $3.3 million of adverse development on other assumed business, primarily from the 2010 accident year, in the Casualty Reinsurance segment.
The Company has not provided insurance coverage that could reasonably be expected to produce material levels of asbestos claims activity. In addition, management does not believe that the Company is exposed to any environmental liability claims other than those which it has specifically underwritten and priced as an environmental exposure. Any asbestos or environmental exposure on policies issued by Fidelity Excess and Surplus Insurance Company, the predecessor to James River Insurance, prior to July 1, 2003 is subject to a reinsurance agreement and a trust agreement (see Note 7).
7.
Reinsurance

The Company’s insurance subsidiaries remain liable to policyholders if its reinsurers are unable to meet their contractual obligations under applicable reinsurance agreements. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. The Company’s reinsurance contracts generally require reinsurers that are not authorized as reinsurers under U.S. state insurance regulations or that experience rating downgrades from rating agencies below specified levels to fund their share of the Company’s ceded outstanding losses and loss adjustment expense reserves, typically through the use of irrevocable and unconditional letters of credit.
At December 31, 2013, the Company had reinsurance recoverables on unpaid losses of  $119.5 million and reinsurance recoverables on paid losses of  $1.0 million. All of these reinsurance recoverables are from companies with A.M. Best Company ratings of  “A-” (Excellent) or better, or are collateralized with letters of credit or by a trust agreement. The Company has a reinsurance agreement that is secured by a trust agreement with American Empire Surplus Lines Insurance Company (“American Empire”) and an irrevocable and unconditional guarantee by Great American Insurance Company, an affiliate of American Empire. At December 31, 2013, the fair value of assets in the trust was $2.2 million and reinsurance recoverables from American Empire were $576,000.
At December 31, 2013, reinsurance recoverables on unpaid losses from the Company’s three largest reinsurers were $33.2 million, $23.1 million, and $11.1 million, representing 56.4% of the total balance.
At December 31, 2013, prepaid reinsurance premiums ceded to two reinsurers totaled $7.8 million and $4.9 million, representing 53.6% of the total balance.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7.
Reinsurance (continued)

Under the terms of a reinsurance agreement with Infinity Insurance Company in connection with the Company’s acquisition of two “shell” insurance companies in 2011, all liabilities resulting from direct and assumed business written by the “shell” insurance companies through December 31, 2011 are ceded to Infinity Insurance Company.
Premiums written, premiums earned, and losses and loss adjustment expenses incurred are summarized as follows:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Written premiums:
Direct	$211,607	$193,956	$174,552
Assumed	156,911	297,975	316,269
Ceded	(43,352)	(139,622)	(57,752)
Net	$325,166	$352,309	$433,069
Earned premiums:
Direct	$196,351	$180,888	$160,102
Assumed	192,690	307,808	219,250
Ceded	(60,963)	(124,128)	(42,247)
Net	$328,078	$364,568	$337,105
Losses and loss adjustment expenses:
Direct	$73,948	$115,072	$86,033
Assumed	141,340	259,938	166,505
Ceded	(30,802)	(110,514)	(19,059)
Net	$184,486	$264,496	$233,479

8.
Senior Debt

On June 5, 2013, the Company closed on a three year $125.0 million senior revolving credit facility (the “Facility”). James River Group Holdings, Ltd. and JRG Re are borrowers on the new Facility. A subsidiary of the Bank Holding Company is one of the lenders for the Facility, with an $8.0 million commitment allocation on the $125.0 million total facility. A portion of the proceeds from the Facility were used to pay off the $20.0 million balance of the previous senior facility. The new Facility is comprised of two parts:
•
A $62.5 million secured revolving facility to be utilized by JRG Re to issue letters of credit for the benefit of third-party reinsureds. At December 31, 2013, JRG Re had $30.9 million of letters of credit issued under the facility.

•
A $62.5 million unsecured revolving facility to meet the working capital needs of the Company. All unpaid principal on the revolver is due at maturity. Interest accrues quarterly and is payable in arrears at LIBOR plus a margin of 2.25%, which is subject to change according to terms in the credit agreement. At December 31, 2013, the Company had a drawn balance of  $43.0 million outstanding on the unsecured revolver.

This debt contains certain financial and other covenants with which the Company is in compliance at December 31, 2013.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

8.
Senior Debt (continued)

On May 26, 2004, James River Group issued $15.0 million of unsecured, floating rate senior debentures (the “Senior Debt”), due April 29, 2034 unless accelerated earlier, through an indenture. The Senior Debt is not redeemable by the holder and is not subject to sinking fund requirements. Interest accrues quarterly and is payable in arrears at a per annum rate of the three-month LIBOR on the Determination Date (as defined in the indenture) plus 3.85%. The Senior Debt is redeemable prior to its stated maturity in whole or in part, at the option of James River Group.
The terms of the indenture generally provide that so long as the Senior Debt is outstanding, neither James River Group nor any of its subsidiaries may:
•
assume or permit to exist any indebtedness that is secured by any encumbrance on the capital stock of James River Group or any of its subsidiaries which is senior to the Senior Debt; or

•
issue, sell, transfer or otherwise dispose of any shares of, securities convertible into, or warrants rights or options to subscribe for or purchase shares of, capital stock of any subsidiary.

James River Group is in compliance with all covenants of the indenture at December 31, 2013.
Interest payable is included in “accrued expenses” in the accompanying consolidated balance sheets.
9.
Junior Subordinated Debt

The Company issued trust preferred securities (“Trust Preferred Securities”) through James River Capital Trust I, James River Capital Trust II, James River Capital Trust III, James River Capital Trust IV, and Franklin Holdings II (Bermuda) Capital Trust I, (each, a “Trust”; collectively, the “Trusts”). These Delaware statutory trusts are sponsored and wholly-owned by the Company. Each Trust was created solely for the purpose of issuing the Trust Preferred Securities.
Each Trust used proceeds from the sale of its Trust Preferred Securities to purchase the Company’s floating rate junior subordinated debentures (the “Junior Subordinated Debt”) issued to the Trust under an indenture (each, an “Indenture”; collectively, the “Indentures”). The Junior Subordinated Debt is the sole asset of each Trust, and the Trust Preferred Securities are the sole liabilities of each Trust. The Company purchased all of the outstanding common stock of the Trusts, and the investment in the Trusts is included in “other assets” in the accompanying consolidated balance sheets.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9.
Junior Subordinated Debt (continued)

The following table summarizes the nature and terms of the Junior Subordinated Debt and Trust Preferred Securities:
	James River Capital Trust I	James River Capital Trust II	James River Capital Trust III	James River Capital Trust IV	Franklin Holdings II (Bermuda) Capital Trust I
	($ in thousands)
Issue date	May 26, 2004	December 15, 2004	June 15, 2006	December 11, 2007	January 10, 2008
Principal amount of Trust Preferred Securities	$7,000	$15,000	$20,000	$54,000	$30,000
Principal amount of Junior Subordinated Debt	$7,217	$15,464	$20,619	$55,670	$30,928
Carrying amount of Junior Subordinated Debt net of repurchases	$7,217	$15,464	$20,619	$44,827	$15,928
Maturity date of Junior Subordinated Debt, unless accelerated earlier	May 24, 2034	December 15, 2034	June 15, 2036	December 15, 2037	March 15, 2038
Trust common stock	$217	$464	$619	$1,670	$928
Interest rate, per annum	Three-Month LIBOR plus 4.0%	Three-Month LIBOR plus 3.4%	Three-Month LIBOR plus 3.0%	7.51% until March 15, 2013; three-Month LIBOR plus 3.1% thereafter	7.97% until June 15, 2013; three-Month LIBOR plus 4.0% thereafter
Redeemable at 100% of principal amount at option of the Company on or after	May 24, 2009	December 15, 2009	June 15, 2011	March 15, 2013	June 15, 2013
Interest on the Trust Preferred Securities and interest paid to the Trusts on the Junior Subordinated Debt is payable quarterly in arrears at a per annum rate as described in the table above. The Company has the right to defer interest payments on the Junior Subordinated Debt for up to five years without triggering an event of default.
The Trust Preferred Securities are subject to mandatory redemption in a like amount (a) upon repayment of all of the Junior Subordinated Debt on the stated maturity date, (b) contemporaneously with the optional prepayment of all of the Junior Subordinated Debt in conjunction with a special event (as defined), and (c) five years or more after the issue date, contemporaneously with the optional prepayment, in whole or in part, of the Junior Subordinated Debt. The Indentures contain certain covenants which the Company is in compliance with as of December 31, 2013.
Interest payable is included in “accrued expenses” on the accompanying consolidated balance sheets.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10.
Capital Stock

The Company has authorized 200,000,000 common shares, par value $0.0002 per share.
On December 12, 2012, the Company issued 312,000 Common Shares in exchange for 180,870 Franklin Holdings II (Bermuda), Ltd. (“Franklin Holdings II”) Class B Common Shares (see Note 12).
On April 3, 2013, the Company repurchased 7,500,000 outstanding common shares at a price per share of  $14.77, for a total purchase price of  $110.8 million. Of this amount, $88.6 million was paid in cash and $22.2 million was paid with promissory notes. The principal amount of these promissory notes and all accrued interest amounts due were repaid in full on June 5, 2013. Interest on the notes was 2.5% per annum.
In connection with the merger of Franklin Holdings II into the Company on November 20, 2013, Franklin Holdings II’s sole minority shareholder transferred 6,000 Franklin Holdings II Class A Common Shares to the Company in exchange for the issuance of 10,350 common shares on October 22, 2013 (see Note 12).
On April 3, 2013, Franklin Holdings II repurchased 20,766 of its outstanding Class A Common Shares at a price per share of  $25.4748, for a total cash purchase price of  $529,000.
The Company has 4,031,500 common shares reserved for future issuance upon exercise of options.
No dividends were declared in 2013, 2012, or 2011.
11.
Equity Awards

Under the James River Group Holdings, Ltd. Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”), directors and key employees are eligible to receive restricted shares, share appreciation rights, options, and deferred share units. All awards issued under the Equity Incentive Plan are issued at the discretion of the Board of Directors or the Compensation Committee of the Company’s Board of Directors. The maximum number of shares available for issuance under the Equity Incentive Plan is 4,031,500.
All options were granted with an exercise price greater than or equal to the fair value at the date of grant and vest in the event of a change in control. Management determined the fair value based on a variety of information including an appraisal by an independent third-party that utilized a combination of a market approach and a discounted cash flow analysis which projects the future cash flows of the Company and discounts those cash flows to the present value. The majority of the options have a contractual life of seven years from the original date of grant.
The following table summarizes the option activity to date:
	Year Ended December 31,
	2013		2012		2011
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding, beginning of period	2,287,500	$15.50	2,330,000	$15.56	2,700,000	$15.65
Granted	50,000	$16.83	595,000	$15.41	300,000	$14.96
Forfeited	—	—	—	—	(322,500)	$15.65
Lapsed	(171,250)	$15.65	(637,500)	$15.65	(347,500)	$15.65
Outstanding, end of period	2,166,250	$15.51	2,287,500	$15.50	2,330,000	$15.56
Exercisable, end of period	1,570,100	$15.54	1,431,950	$15.59	1,720,500	$15.63

At December 31, 2013, there are 1,865,250 shares available for grant under the Equity Incentive Plan.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11.
Equity Awards (continued)

For the year ended December 31, 2013, the Company recognized $647,000 of other operating expenses related to share based compensation, and the related U.S. tax benefit was $139,000. As of December 31, 2013, there was $1.0 million of unrecognized share based compensation expense expected to be charged to earnings over a weighted-average period of 2.7 years. The weighted-average remaining contractual life of the options outstanding and options exercisable were 3.7 years and 3.0 years, respectively. There were no option exercises during 2013. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2013 was $5.4 million and $3.9 million, respectively. Options outstanding and exercisable at December 31, 2012 and 2011 had no intrinsic value.
For the year ended December 31, 2012, the Company recognized $1.0 million of other operating expenses related to share based compensation, and the related U.S. tax benefit was $248,000. There were no option exercises during 2012.
For the year ended December 31, 2011, the Company recognized $2.0 million of other operating expenses related to share based compensation, and the related U.S. tax benefit was $488,000. The results for the year ended December 31, 2011 included a $472,000 benefit as a result of a modification in the Company’s forfeiture assumptions on awards granted prior to 2011. There were no option exercises during 2011.
The weighted-average fair value of options granted during 2013, 2012 and 2011 was $3.62, $2.41, and $2.42 respectively. The value of the options granted was estimated at the date of grant using the Black-Scholes-Merton option pricing model using the following assumptions:
	Year Ended December 31,
	2013	2012	2011
Range of risk-free interest rates	0.77% – 1.50%	0.62% – 0.85%	2.16%
Dividend yield	0.00%	1.30%	3.50%
Expected share price volatility	26.00%	26.00%	25.00%
Expected life	5.0 years	5.0 years	5.0 years
The Black-Scholes-Merton option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected share price volatility. Because the Company’s share options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of such share options.
The risk-free interest rate assumption is based on the five-year U.S. Treasury rate at the date of the grant. The dividend yield assumption is based upon dividends expected to be declared over the life of the options at the date of grant. The share price volatility assumption is based upon data for property/casualty companies which the Company deems to be its peers. The expected life is judgmentally determined based upon the vesting period, the contractual life, and expectations regarding the longevity of the employee workforce.
12.
Non-Controlling Interest — Subsidiary Common Shares and Share Options

Of James River Group’s 2,133,787 options cancelled in connection with the Merger, optionees holding 602,926 options elected to roll over these vested options (the “Rollover Options”) into rollover plans (the “Rollover Plans”) sponsored by Franklin Holdings II. The Rollover Plans exist for the sole purpose of administering the Rollover Options. The Rollover Options were exercisable by the holder at any time prior to their expiration.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12.
Non-Controlling Interest — Subsidiary Common Shares and Share Options (continued)

A summary of option activity in the Rollover Plans is as follows:
	Year Ended December 31, 2012		Year Ended December 31, 2011
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding and exercisable, beginning of period	569,129	$15.92	569,129	$15.92
Exercised	(569,129)	$15.92	—	—
Outstanding and exercisable, end of period	—	—	569,129	$15.92

On December 12, 2012, the Company and Franklin Holdings II’s Board of Directors and shareholders, as applicable, approved a series of equity transactions including (i) the contribution of the 312,000 of the Company’s common shares to Franklin Holdings II and (ii) the net exercise of Franklin Holdings II Rollover Options in exchange for shares of the Company’s common shares (the “Offering”).
Prior to December 12, 2012, each Rollover Option was exercisable into one share of Franklin Holdings II Class A common shares. The Franklin Holdings II Class A common shares (i) were convertible into shares of the Company’s common shares in the event of certain trigger events such as change in control (no such trigger events were probable at December 31, 2012 or 2011) and (ii) generally participated in dividends and distributions declared or paid on a parri passu basis with the Franklin Holdings II Class B common shares.
In the event that a dividend was declared by the Company, each holder of an unexercised Rollover Option was eligible to receive a special cash bonus in an amount determined by the Company’s Board of Directors in its discretion so long as the holder remained an employee with the Company or its subsidiaries.
Upon exercise, the Rollover Option holders received the following pursuant to the terms of the Offering:
•
Consideration of  $4.7 million of shares less $1.9 million of shares withheld for taxes of the Company’s common shares with an aggregate value equal to the excess, if any, of  (i) the fair market value of the Franklin Holdings II shares subject to the eligible options (which fair market value was deemed to equal $24.15 per share, as determined by the Company’s Board of Directors) over (ii) the aggregate exercise price of the eligible options. The fair market value of the Company’s common shares for this transaction was determined by the Company’s Board of Directors to be $699.73 per share, and

•
$2.7 million for bonus shares determined based upon the number of shares subject to the eligible options and the exercise price of each eligible option. This bonus consisted of the Company’s common shares and cash, with the cash portion approximately equal to the aggregate amount of $1.1 million of required withholding taxes. This bonus expense is included in “other expenses” in the accompanying consolidated statement of income and comprehensive income.

All of the holders of the outstanding Rollover Options elected to participate in the offering.
On April 3, 2013, Franklin Holdings II repurchased 20,766 of its outstanding Class A common shares at a price per share of  $25.4748, for a total cash purchase price of  $529,000.
On October 22, 2013, Franklin Holdings II’s sole minority shareholder transferred 6,000 Franklin Holdings II Class A common shares to the Company (see Note 10).

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

13.
Income Taxes

Under current Bermuda law, James River Group Holdings, Ltd. and its Bermuda based subsidiary are not required to pay any Bermuda taxes on their income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2035.
The Company’s U.S. subsidiaries are, however, subject to federal, state and local corporate income taxes, and other taxes applicable to U.S. corporations. The Company’s U.S.-domiciled subsidiaries file a consolidated U.S. federal income tax return. The Company’s U.S.-based subsidiaries are generally no longer subject to income tax examination by U.S. income tax authorities for the tax years ending before January 1, 2010. Should the U.S. subsidiaries pay a dividend outside the U.S. group, a withholding tax will apply.
The expected income tax provision computed from pre-tax income at the weighted-average tax rate has been calculated as the sum of the pre-tax income in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate. Statutory tax rates of 0% and 35% have been used for Bermuda and the U.S., respectively. U.S. income before income taxes was $31.1 million, $2.5 million, and $27.6 million for the years ending December 31, 2013, 2012, and 2011, respectively. A reconciliation of the difference between the Company’s income tax provision on U.S. income and the expected tax provision on U.S. income using the weighted-average tax rate is as follows:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Expected income tax expense	$10,906	$863	$9,670
Tax-exempt investment income	(769)	(1,279)	(1,227)
Dividends received deduction	(583)	(582)	(767)
Other	187	101	19
Income tax expense (benefit)	$9,741	$(897)	$7,695

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

13.
Income Taxes (continued)

The significant components of the net deferred tax asset or liability at the current prevailing corporate income tax rate are summarized as follows:
	December 31,
	2013	2012
	(in thousands)
Deferred tax assets:
Reserve for losses and loss adjustment expenses	$6,135	$7,201
Unearned premiums	1,689	1,396
Share based compensation	2,720	2,581
Transaction costs of the Merger	1,044	1,048
Allowance for doubtful accounts	596	777
Deferred policy acquisition costs	551	751
Property and equipment	1,353	942
Invested asset impairments	281	—
Other	3,727	2,739
Total deferred tax assets	18,096	17,435
Deferred tax liabilities:
Intangible assets	12,611	13,285
Net unrealized gains	758	9,471
Deferred gain on extinguishment of debt	530	530
Other	4,003	187
Total deferred tax liabilities	17,902	23,473
Net deferred tax assets (liabilities)	$194	$(6,038)

The Company does not provide for deferred taxes on unremitted U.S. earnings. Management has taken the position that earnings of its U.S. subsidiaries have been and will be indefinitely reinvested in U.S. operations, and, therefore, the recording of deferred tax liabilities for unremitted U.S. earnings is not required.
The Company had no reserve for future tax contingencies or liabilities (“unrecognized tax benefits”) at December 31, 2013 or 2012.
The U.S. imposes a 1% excise tax on reinsurance premiums paid to non-U.S. reinsurers with respect to risks located in the U.S. The rates of tax are established based on the nature of the risk, unless reduced by an applicable U.S. tax treaty. For the years ended December 31, 2013, 2012, and 2011, the Company paid $1.4 million, $1.2 million, and $1.3 million, respectively, of federal excise taxes on its intercompany reinsurance transactions. The Company also paid excise taxes of  $2.6 million, $1.6 million, and $1.3 million for the years ended December 31, 2013, 2012, and 2011, respectively, on written premiums assumed from third-party insurers with respect to risks located in the U.S. Federal excise taxes are reflected as “other operating expenses” in the Company’s consolidated income statements.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14.
Other Operating Expenses and Other Expenses

Other operating expenses consist of the following:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Amortization of policy acquisition costs	$71,648	$88,577	$88,158
Other underwriting expenses of the insurance segments	34,849	30,983	18,968
Other operating expenses of the Corporate and Other segment	8,307	7,324	8,252
Total	$114,804	$126,884	$115,378

Other expenses of  $677,000 for the year ended December 31, 2013 includes $392,000 of due diligence expenses related to an acquisition that was not consummated and $285,000 of expenses associated with a related party leasing agreement (Note 22). Other expenses of  $3.4 million for the year ended December 31, 2012 includes $2.7 million of expense associated with a bonus in stock (see Note 12), $432,000 of due diligence expenses related to an acquisition that was not consummated, and $239,000 of expenses associated with a related party leasing agreement (Note 22). Other expenses of  $592,000 for the year ended December 31, 2011 includes $409,000 of legal and professional fees relating to a potential acquisition that was not consummated and $183,000 of expenses associated with a related party leasing agreement (Note 22).
15.
Employee Benefits

The Company and its subsidiaries offer savings plans (the “Savings Plans”) which qualify under Section 401(k) of the U.S. Internal Revenue Code. Participants may contribute certain percentages of their pre-tax salary to the Savings Plans subject to statutory limitations. The Company and its subsidiaries match employee contributions at various rates up to a maximum contribution of 6.0% of the participant’s earnings subject to certain statutory limits. For the years ended December 31, 2013, 2012, and 2011, respectively, the expense associated with the Savings Plans totaled $1.1 million, $978,000, and $933,000, respectively.
16.
Commitments and Contingent Liabilities

The Company is a party to various lawsuits arising in the ordinary course of its operations. The Company believes that the ultimate resolution of these matters will not materially impact its financial position or results of operations.
The Company leases certain office space under operating leases that expire at various times and are subject to renewal options at market rates prevailing at the time of renewal. Rental expense for such leases was $2.2 million, $2.4 million, and $2.7 million for the years ended December 31, 2013, 2012, and 2011, respectively.
As of December 31, 2013, future minimum payments under non-cancelable operating leases are as follows (in thousands):
2014	$2,095
2015	2,002
2016	2,031
2017	2,061
2018	1,111
Thereafter	660
$9,960

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16.
Commitments and Contingent Liabilities (continued)

Included in the future minimum lease payments is $7.2 million related to the building constructed and owned by a partnership in which the Company has a minority investment (see Note 22). The Company has subleased certain office space through 2014, and amounts to be received under the subleases total $73,000.
The Company’s reinsurance subsidiary, JRG Re, entered into two letter of credit facilities with banks as security to third-party reinsureds on reinsurance assumed by JRG Re. JRG Re has established custodial accounts to secure these letters of credit. Under a $100.0 million facility, $92.2 million of letters of credit were issued through December 31, 2013 and assets of  $114.3 million were on deposit at December 31, 2013 securing the letters of credit. Under a $62.5 million facility, $30.9 million of letters of credit were issued through December 31, 2013 and assets of  $56.4 million were on deposit at December 31, 2013 securing the letters of credit. JRG Re has also established trust accounts to secure its obligations to selected reinsureds. The total amount deposited in the trust accounts for the benefit of third-party reinsureds was $184.5 million at December 31, 2013 (see Note 2).
The Company has committed to invest an additional $2.8 million in one of the four VIE’s managed by an affiliate of the Company’s largest shareholder.
17.
Other Comprehensive (Loss) Income

The following table summarizes the components of other comprehensive (loss) income:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Unrealized (losses) gains arising during the period, before U.S. income taxes	$(37,225)	$23,160	$27,318
U.S. income taxes	5,854	(5,594)	(4,584)
Unrealized (losses) gains arising during the period, net of U.S. income taxes	(31,371)	17,566	22,734
Less reclassification adjustment:
Net realized investment gains	10,733	7,723	17,631
U.S. income taxes	(2,859)	(2,512)	(2,612)
Reclassification adjustment for investment gains realized in net income	7,874	5,211	15,019
Other comprehensive (loss) income	$(39,245)	$12,355	$7,715

In addition to the $10.7 million of realized investment gains on available-for-sale securities for the year ended December 31, 2013, the Company recognized $1.9 million of realized gains on its investments in bank loan participations in 2013.
In addition to the $7.7 million of realized investment gains on available-for-sale securities for the year ended December 31, 2012, the Company recognized $1.3 million of realized gains on its investments in bank loan participations in 2012.
In addition to the $17.6 million of realized investment gains on available-for-sale securities for the year ended December 31, 2011, the Company recognized $1.2 million of realized gains on its investments in bank loan participations in 2011. The Company also realized a gain of  $2.9 million in 2011 for the repayment of a note receivable for an amount above its carrying value.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.
Segment Information

The Company has four reportable segments, three of which are separately managed business units and the fourth (“Corporate and Other”) includes the Company’s remaining operations. The Excess and Surplus Lines segment primarily offers commercial excess and surplus lines liability and excess property insurance products. The Specialty Admitted Insurance segment offers workers’ compensation insurance coverage as well as specialty admitted program business starting in late 2013. The Casualty Reinsurance segment offers commercial liability and property reinsurance to U.S. insurance companies and to the Company’s U.S.-based insurance subsidiaries. The Corporate and Other segment consists of certain management and treasury activities of James River Group and JRG Holdings as well as interest expense associated with senior debt and Junior Subordinated Debt, and all investments accounted for using the equity method. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.
Segment revenues for each reportable segment consist of net earned premiums, net investment income, and realized investment gains (losses). Segment profit (loss) for each reportable segment is measured by underwriting profit (loss), which is generally defined as net earned premiums less losses and loss adjustment expenses and other operating expenses of the operating segments. Segment results are reported prior to the effects of the intercompany quota-share reinsurance agreement between the Company’s insurance subsidiaries. All gross written premiums and net earned premiums for all periods presented were generated from policies issued to U.S.-based insureds.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.
Segment Information (continued)

	Excess and Surplus Lines	Specialty Admitted Insurance	Casualty Reinsurance	Corporate and Other	Total
	(in thousands)
As of and for the Year Ended December 31, 2013
Gross written premiums	$192,394	$20,594	$155,530	$—	$368,518
Net earned premiums	141,826	17,908	168,344	—	328,078
Segment revenues	165,431	21,582	193,752	5,527	386,292
Net investment income	15,489	2,601	21,907	5,376	45,373
Interest expense	—	—	—	6,777	6,777
Underwriting profit (loss) of operating segments	43,523	(3,868)	(2,560)	—	37,095
Segment goodwill	181,831	—	—	—	181,831
Segment assets	651,249	92,700	967,982	94,862	1,806,793
As of and for the Year Ended December 31, 2012
Gross written premiums	$158,654	$36,709	$296,568	$—	$491,931
Net earned premiums	115,940	32,189	216,439	—	364,568
Segment revenues	140,594	36,352	241,005	(41)	417,910
Net investment income	18,080	2,736	23,605	(124)	44,297
Interest expense	—	—	—	8,266	8,266
Underwriting profit (loss) of operating segments	16,979	(17,318)	(19,149)	—	(19,488)
Segment goodwill	181,831	—	—	—	181,831
Segment assets	714,665	102,573	1,109,052	99,091	2,025,381
As of and for the Year Ended December 31, 2011
Gross written premiums	$131,007	44,914	314,900	$—	$490,821
Net earned premiums	101,099	37,918	198,088	—	337,105
Segment revenues	127,200	42,805	232,975	3,617	406,597
Net investment income	19,118	3,775	24,906	568	48,367
Interest expense	—	—	—	8,132	8,132
Underwriting profit (loss) of operating segments	20,269	(9,095)	(14,674)	—	(3,500)
Segment goodwill	183,488	—	—	—	183,488
Segment assets	718,122	108,674	837,818	95,136	1,759,750

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.
Segment Information (continued)

Revenues of the Corporate and Other segment for the year ended December 31, 2011 included a $2.9 million realized gain for the repayment of a note receivable for an amount above its carrying value.
The following table reconciles the underwriting profit (loss) of insurance segments by individual segment to income from continuing operations before taxes:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Underwriting profit (loss) of the operating segments:
Excess and Surplus Lines	$43,523	$16,979	$20,269
Specialty Admitted Insurance	(3,868)	(17,318)	(9,095)
Casualty Reinsurance	(2,560)	(19,149)	(14,674)
Total underwriting profit (loss) of operating segments	37,095	(19,488)	(3,500)
Other operating expenses of the Corporate and Other segment	(8,307)	(7,324)	(8,252)
Underwriting profit (loss)	28,788	(26,812)	(11,752)
Net investment income	45,373	44,297	48,367
Net realized investment gains	12,619	8,915	20,899
Other income	222	130	226
Other expenses	(677)	(3,350)	(592)
Interest expense	(6,777)	(8,266)	(8,132)
Amortization of intangible assets	(2,470)	(2,848)	(2,848)
Impairment of intangible assets	—	(4,299)	—
Income before taxes	$77,078	$7,767	$46,168

The Company currently has 14 underwriting divisions, including 12 in the Excess and Surplus Lines segment, one in the Specialty Admitted Insurance segment, and one in the Casualty Reinsurance segment. Each underwriting division focuses on a specific industry group or coverage.
Gross written premiums by underwriting division are presented below:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Manufacturers and Contractors	$58,509	$46,648	$38,566
Excess Casualty	32,489	29,761	20,753
Allied Health	9,148	8,391	9,472
General Casualty	22,636	12,674	8,156
Professional Liability	10,695	10,664	11,058
Energy	21,400	15,766	10,566
Excess Property	10,988	9,231	8,228
Medical Professionals	4,492	5,294	6,177
Life Sciences	9,978	9,865	7,886
Environmental	2,557	2,954	2,289
Sports and Entertainment	3,189	1,624	1,970
Small Business	6,313	5,782	5,886
Total Excess and Surplus Lines	192,394	158,654	131,007
Specialty Admitted Insurance	20,594	36,709	44,914
Casualty Reinsurance	155,530	296,568	314,900
Total	$368,518	$491,931	$490,821

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18.
Segment Information (continued)

The Company does business with three brokers that generated $30.7 million, $29.3 million, and $22.7 million of gross written premiums for the Excess and Surplus Lines segment for the year ended December 31, 2013, representing 8.3%, 7.9%, and 6.2% of consolidated gross written premiums and 15.9%, 15.2%, and 11.8% of the Excess and Surplus Lines segment’s gross written premiums, respectively. The Company has agency contracts with various branches within the aforementioned brokers. No other broker generated 10.0% or more of the gross written premiums for the Excess and Surplus Lines segment for the year ended December 31, 2013.
The Company does business with an agency that generated $3.0 million of gross written premiums for the Specialty Admitted Insurance segment for the year ended December 31, 2013, representing 0.8% of the consolidated gross written premiums and 14.7% of the Specialty Admitted Insurance segment’s gross written premiums. No other agency generated 10.0% or more of the gross written premiums for the Specialty Admitted Insurance segment for the year ended December 31, 2013.
The Company does business with four brokers that generated $65.5 million, $36.4 million, $20.2 million, and $18.1 million of gross written premiums for the Casualty Reinsurance segment for the year ended December 31, 2013, representing 17.8% (Aon Benfield, Inc.), 9.9%, 5.5%, and 4.9% of consolidated gross written premiums and 42.1%, 23.4%, 13.0%, and 11.6% of the Casualty Reinsurance segment’s gross written premiums, respectively. No other broker generated 10.0% or more of the gross written premiums for the Casualty Reinsurance segment for the year ended December 31, 2013. The Casualty Reinsurance segment assumed business from three unaffiliated ceding companies that generated $63.2 million, $27.2 million, and $21.4 million of gross written premiums for the year ended December 31, 2013, representing 17.1% (State National Insurance Company), 7.4%, and 5.8% of consolidated gross written premiums and 40.6%, 17.5%, and 13.8% of the Casualty Reinsurance segment’s gross written premiums, respectively.
19.
Fair Value Measurements

Three levels of inputs are used to measure fair value of financial instruments: (1) Level 1: quoted price (unadjusted) in active markets for identical assets, (2) Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument, and (3) Level 3: inputs to the valuation methodology are unobservable for the asset or liability.
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date.
To measure fair value, the Company obtains quoted market prices for its investment securities from its outside investment managers. If a quoted market price is not available, the Company uses prices of similar securities. Values for U.S. Treasury and publicly-traded equity securities are generally based on Level 1 inputs which use the market approach valuation technique. The values for all other fixed maturity securities (including state and municipal securities and obligations of U.S. government corporations and agencies) generally incorporate significant Level 2 inputs, and in some cases, Level 3 inputs, using the market approach and income approach valuation techniques. There have been no changes in the Company’s use of valuation techniques since December 31, 2011.
The Company reviews fair value prices provided by its outside investment managers for reasonableness by comparing the fair values provided by the managers to those provided by our investment custodian. The Company also reviews and monitors changes in unrealized gains and losses. The Company has not historically adjusted security prices. The Company obtains an understanding of the methods, models and inputs used by the investment managers and independent pricing services, and controls are in place to validate that prices provided represent fair values. The Company’s control process includes, but is not

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.
Fair Value Measurements (continued)

limited to, initial and ongoing evaluation of the methodologies used, a review of specific securities and an assessment for proper classification within the fair value hierarchy, and obtaining and reviewing internal control reports for our investment manager that obtains fair values from independent pricing services.
Assets measured at fair value on a recurring basis as of December 31, 2013 are summarized below:
	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	(in thousands)
Available-for-sale securities
Fixed maturity securities:
State and municipal	$—	$76,146	$—	$76,146
Residential mortgage-backed	—	98,569	—	98,569
Corporate	—	251,517	—	251,517
Commercial mortgage and asset-backed	—	83,965	—	83,965
Obligations of U.S. government corporations and agencies	—	104,961	—	104,961
U.S. Treasury securities and obligations guaranteed by the U.S. government	44,757	1,554	—	46,311
Redeemable preferred stock	—	1,649	—	1,649
Total fixed maturity securities	44,757	618,361	—	663,118
Equity securities:
Preferred stock	—	37,042	—	37,042
Common stock	29,031	734	—	29,765
Total equity securities	29,031	37,776	—	66,807
Total available-for-sale securities	$73,788	$656,137	$—	$729,925
Trading securities:
Fixed maturity securities	$4,980	$12,326	$—	$17,306
Short-term investments	$45,523	$25,995	$—	$71,518

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.
Fair Value Measurements (continued)

Assets measured at fair value on a recurring basis as of December 31, 2012 are summarized below:
	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	(in thousands)
Available-for-sale securities
Fixed maturity securities:
State and municipal	$—	$153,415	$—	$153,415
Residential mortgage-backed	—	154,607	—	154,607
Corporate	—	293,855	—	293,855
Commercial mortgage and asset-backed	—	42,331	—	42,331
Obligations of U.S. government corporations and agencies	—	113,835	—	113,835
U.S. Treasury securities and obligations guaranteed by the U.S. government	26,581	4,193	—	30,774
Redeemable preferred stock	—	1,119	—	1,119
Total fixed maturity securities	26,581	763,355	—	789,936
Equity securities:
Preferred stock	—	37,072	—	37,072
Common stock	20,993	734	—	21,727
Total equity securities	20,993	37,806	—	58,799
Total available-for-sale securities	$47,574	$801,161	$—	$848,735
Trading securities:
Fixed maturity securities	$—	$19,150	$—	$19,150
Short-term investments	$79,648	$—	$—	$79,648

A reconciliation of the beginning and ending balances of available-for-sale fixed maturity securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is shown below:
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Beginning balance	$—	$4,386	$12,173
Transfers out of Level 3	—	(13,234)	(8,641)
Transfers in to Level 3	—	9,314	667
Purchases	—	2,388	4,450
Sales	—	(2,990)	(4,034)
Amortization of discount	—	25	132
Total gains or losses (realized/unrealized):	—
Included in earnings	—	61	84
Included in other comprehensive income	—	50	(445)
Ending balance	$—	$—	$4,386

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.
Fair Value Measurements (continued)

Transfers out of Level 3 occur when the Company is able to obtain reliable prices from pricing vendors for which the Company was previously unable to obtain reliable prices. Transfers in to Level 3 occur when the Company is unable to obtain reliable prices for securities from pricing vendors and instead must use broker price quotes.
There were no transfers between Level 1 and Level 2 during 2013, 2012 or 2011. The Company recognizes transfers between levels at the beginning of the reporting period.
There were no realized gains or losses included in earnings for the year ended December 31, 2013 attributable to the change in unrealized gains or losses relating to Level 3 assets valued at fair value on a recurring basis that are still held at December 31, 2013.
The Company measures bank loan participations at fair value on a non-recurring basis during the year as part of the Company’s impairment evaluation when loans are determined by management to be impaired.
Assets measured at fair value on a nonrecurring basis are summarized below:
	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	(in thousands)
December 31, 2013
Bank loan participations held-for-investment	$—	$—	$246	$246
December 31, 2012
Bank loan participations held-for-investment	$—	$—	$367	$367
Trademarks of the Specialty Admitted Insurance segment	$—	$—	$2,500	$2,500
Broker relationships of the Specialty Admitted Insurance segment	$—	$—	$1,750	$1,750

At December 31, 2013, bank loan participations held for investment that were determined to be impaired were written down to their fair value of  $246,000. The valuation allowance for credit losses on bank loan participations was $242,000 at December 31, 2013.
At December 31, 2012, bank loan participations held for investment that were determined to be impaired were written down to their fair value of  $367,000. The valuation allowance for credit losses on bank loan participations was $121,000 at December 31, 2012. The change in the valuation allowance for credit losses on bank loan participations is included in net realized investment gains or losses.
In the determination of the fair value for bank loan participations and certain high yield bonds, the Company’s investment manager endeavors to obtain data from multiple external pricing sources. External pricing sources may include brokers, dealers and price data vendors that provide a composite price based on prices from multiple dealers. Such external pricing sources typically provide valuations for normal institutional size trading units of such securities using methods based on market transactions for comparable securities, and various relationships between securities, as generally recognized by institutional dealers. For investments in which the investment manager determines that only one external pricing source is appropriate or if only one external price is available, the relevant investment is generally recorded at fair value based on such price.

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19.
Fair Value Measurements (continued)

Investments for which external sources are not available or are determined by the investment manager not to be representative of fair value are recorded at fair value as determined by the investment manager. In determining the fair value of such investments, the investment manager considers one or more of the following factors: type of security held, convertibility or exchangeability of the security, redeemability of the security (including the timing of redemptions), application of industry accepted valuation models, recent trading activity, liquidity, estimates of liquidation value, purchase cost, and prices received for securities with similar terms of the same issuer or similar issuers. At December 31, 2013 and 2012, there were no investments for which external sources were unavailable to determine fair value.
Goodwill and intangible assets with indefinite useful lives, including trademarks, are tested annually for impairment in the fourth quarter of each calendar year, or more frequently if there are indicators of impairment. A description of the impairment of intangible assets for 2012, the circumstances that led to the impairment, and the valuation techniques used to calculate the impairments are provided in Note 4.
The carrying values and fair values of financial instruments are summarized below:
	December 31,
	2013		2012
	Carrying Value Fair Value		Carrying Value Fair Value
	(in thousands)
Assets
Available-for-sale:
Fixed maturity securities	$663,118	$663,118	$789,936	$789,936
Equity securities	66,807	66,807	58,799	58,799
Trading:
Fixed maturity securities	17,306	17,306	19,150	19,150
Bank loan participations held-for-investment	197,659	200,626	168,476	171,053
Cash and cash equivalents	158,604	158,604	95,794	95,794
Short-term investments	71,518	71,518	79,648	79,648
Other invested assets – notes receivable	7,750	9,661	—	—
Liabilities
Senior debt	58,000	52,698	35,000	32,733
Junior subordinated debt	104,055	79,524	104,055	83,196
The fair values of fixed maturity securities and equity securities have been determined using quoted market prices for securities traded in the public market or prices using bid or closing prices for securities not traded in the public marketplace. The fair values of cash and cash equivalents and short-term investments approximate their carrying values due to their short-term maturity.
The fair values of other invested assets-notes receivable, senior debt, and Junior Subordinated Debt at December 31, 2013 and 2012 were determined by calculating the present value of expected future cash flows under the terms of the note agreements or debt agreements, as applicable, discounted at an estimated market rate of interest at December 31, 2013 and 2012, respectively.
The fair values of bank loan participations held-for-investment, senior debt, and junior subordinated debt at December 31, 2013 and 2012 were determined using inputs to the valuation methodology that are unobservable (Level 3).

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

20.
Statutory Matters

U.S.
U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. Statutory accounting practices prescribed or permitted by regulatory authorities for the Company’s insurance subsidiaries differ from U.S. GAAP. The principal differences between SAP and GAAP as they relate to the financial statements of the Company’s insurance subsidiaries are (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining surplus under SAP, (c) the classification and carrying amounts of investments in certain securities are different under SAP and GAAP, and (d) the criteria for providing asset valuation allowances and the methodologies used to determine the amount thereof are different under SAP and GAAP. Combined net income, statutory capital and surplus and minimum required statutory capital and surplus, as determined in accordance with statutory accounting practices, for the U.S. insurance subsidiaries as of December 31, 2013, 2012, and 2011 and for the years then ended are summarized as follows:
	2013	2012	2011
	(in thousands)
Statutory net income	$21,607	$19,957	$30,636
Statutory capital and surplus	208,369	252,614	259,798
Minimum required statutory capital and surplus	21,250	21,250	28,252
Risk-Based Capital (“RBC”) requirements promulgated by the National Association of Insurance Commissioners require property/casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks of the insurance subsidiaries. As of December 31, 2013, the insurance subsidiaries’ adjusted capital and surplus exceeds their authorized control level RBC.
Bermuda
Under the Bermuda Insurance Act, 1978 and related regulations, JRG Re is required to maintain certain solvency and liquidity levels. The minimum statutory solvency margin required at December 31, 2013 was approximately $57.4 million. Actual statutory capital and surplus at December 31, 2013 was $320.7 million. JRG Re had statutory net income of  $52.6 million for 2013 and $25.2 million for 2012. JRG Re had a statutory net loss of  $11.4 million for 2011. JRG Re had shareholders’ equity of  $370.6 million on a GAAP basis at December 31, 2013. The principal difference between statutory capital and surplus and shareholders’ equity presented in accordance with GAAP are deferred acquisition costs, which are non-admitted assets for Bermuda statutory purposes.
JRG Re maintains a Class 3B license and thus must maintain a minimum liquidity ratio in which the value of its relevant assets is not less than 75.0% of the amount of its relevant liabilities for general business. Relevant assets include cash and cash equivalents, fixed maturities, alternative investments, accrued interest income, premiums receivable, losses recoverable from reinsurers, and funds withheld. The relevant liabilities include total general business insurance reserves and total other liabilities, less sundry liabilities. As of December 31, 2013, the Company met the minimum liquidity ratio requirement.
21.
Dividend Restrictions

U.S.
The insurance statutes of the U.S.-based insurance subsidiaries’ states of domicile limit the amount of dividends that they may pay annually without first obtaining regulatory approval. Generally, the limitations are based on the greater of statutory net income for the preceding year or 10.0% of statutory surplus at the

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21.
Dividend Restrictions (continued)

end of the preceding year. The maximum amount of dividends available to James River Group from its U.S. insurance subsidiaries during 2014 without regulatory approval is $26.4 million. However, U.S. insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends.
There is no tax treaty between Bermuda and the U.S. Accordingly, the payment of any dividends by the Company’s U.S.-based subsidiaries to a Bermuda-based entity is subject to U.S. taxes at a 30.0% tax rate. JRG Holdings decided that earnings of its U.S. subsidiaries have been and will be indefinitely reinvested in U.S. operations.
Bermuda
Bermuda regulations limit the amount of dividends and return of capital paid by a regulated entity. A class 3B insurer is prohibited from declaring or paying a dividend if it is in breach of its minimum solvency margin, its enhanced capital requirement, or its minimum liquidity ratio, or if the declaration or payment of such dividend would cause such a breach. The maximum amount of dividends and return of capital available to the Company from JRG Re during 2014 without regulatory approval is approximately $80.2 million.
As of December 31, 2013, JRG Holdings had consolidated retained earnings of  $66.6 million, all of which was available for the payment of dividends to shareholders.
22.
Related Party Leasing Agreement

The Company leases a commercial office building which houses the Company’s Richmond, Virginia operations under the terms of a non-cancelable lease from an entity with which it is affiliated. As a result of being deemed the owner for accounting purposes, the building is recorded as an asset and the related financing obligation is recorded as a liability on the accompanying consolidated balance sheets. Since the arrangement did not qualify for sale-lease back treatment upon completion of the asset’s construction, the Company continues to reduce the obligation over the lease term as payments are made and depreciates the asset over its useful life. Both the financing obligation and the lease have 10-year terms which started in 2007. The arrangements provide for 2.0% fixed annual rent increases.
23.
Subsequent Events

The $3.3 million note from two property development companies (see Note 2) was repaid in full on July 3, 2014.
Other invested assets of  $5.4 million at June 30, 2014 and December 31, 2013 represent the Company’s investment in a bank holding company (the “Bank Holding Company”) (see Note 2). On July 4, 2014, the Bank Holding Company merged with and into another bank holding company. In exchange for its shares of the Bank Holding Company, the Company received cash and common shares in the surviving bank holding company (“Surviving Bank Holding Company”). The total consideration received from the merger was $6.8 million. The $4.5 million of subordinated notes issued by the company that was 70.0% owned by the Bank Holding Company (see Note 2) became debt of the Surviving Bank Holding Company. The Chairman of the Board of Directors of the Company is the Lead Independent Director of the Surviving Bank Holding Company. The common shares of the Surviving Bank Holding Company are publicly traded and the Company does not have significant influence over the Surviving Bank Holding Company.
The Company amended its senior revolving credit facility (the “Facility”) on September 24, 2014. The amendment expanded the total facility to $175.0 million by increasing the unsecured portion of the revolving facility to $112.5 million, extended the maturity date of the facility to September 24, 2019, and

JAMES RIVER GROUP HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

23.
Subsequent Events (continued)

modified certain other terms of the agreement including the schedule used to determine the rate of interest on borrowings under the facility. A subsidiary of the Surviving Bank Holding Company is one of the lenders for the Facility, with a $10.0 million commitment allocation on the $175.0 million total facility.
On August 27, 2014, the Board of Directors of the Company declared a cash dividend of  $2.45 per share on its outstanding common shares payable to shareholders of record as of June 30, 2014. The cash dividend totaled $70.0 million and was funded through a $50.0 million dividend paid to the Company by its reinsurance subsidiary, JRG Re, and by additional borrowings on its unsecured revolving credit facility of $20.0 million.
On November 6, 2014, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for the purpose of making an initial public offering of common stock of James River Group Holdings, Ltd. (the “Offering”). On December 9, 2014, the Company effected a share conversion in which all of the Company’s Class A common shares were converted to common shares (the “Recapitalization”) on a 1 for 50 basis (the “Stock Split”). The Company’s authorized share capital following the Recapitalization and the Stock Split consists of 200,000,000 common shares, par value $0.0002 per share (28,540,350 shares issued and outstanding) and 20,000,000 undesignated preferred shares, par value $0.00125 per share (no shares issued or outstanding). The accompanying consolidated financial statements and notes to the consolidated financial statements give retroactive effect to the Recapitalization and the Stock Split for all periods presented.
The Company’s directors and shareholders approved a cash bonus pool for certain officers and employees that will be effective with the consummation of the Offering. The amount of the cash bonus pool is expected to be approximately $12.6 million and, subject to the consummation of the Offering, will be paid in two installments in December 2015 and 2016; provided that the recipient has neither competed with the Company nor solicited the Company’s employees to leave their employment prior to the payment dates.

SCHEDULE I
JAMES RIVER GROUP HOLDINGS, LTD AND SUBSIDIARIES
Summary of Investments — Other than Investments in Related Parties
As of December 31, 2013
Type of Investment	Cost	Fair Value	Amount at which shown on Balance Sheet
	(in thousands)
Fixed maturity securities, available-for-sale:
State and municipal	$74,678	$76,146	$76,146
Residential mortgage-backed	101,352	98,569	98,569
Corporate	245,139	251,517	251,517
Commercial mortgage and asset-backed	81,054	83,965	83,965
Obligations of U.S. government corporations and agencies	104,153	104,961	104,961
U.S. Treasury securities and obligations guaranteed by the U.S. government	46,435	46,311	46,311
Redeemable preferred stock	2,025	1,649	1,649
Total fixed maturity securities, available-for sale	654,836	663,118	663,118
Fixed maturity securities, trading	17,189	17,306	17,306
Equity securities, available-for-sale
Preferred Stock	37,016	37,042	37,042
Common Stock	30,113	29,765	29,765
Total equity securities, available-for sale	67,129	66,807	66,807
Bank loan participations, held-for-investment, net of allowance	197,659	200,626	197,659
Short-term investments	71,518	71,518	71,518
Other invested assets			42,066
Total invested assets			$1,058,474

SCHEDULE II
JAMES RIVER GROUP HOLDINGS, LTD AND SUBSIDIARIES
Condensed Financial Information of Registrant
Balance Sheets (Parent Company)
	December 31,
	2013	2012
	(in thousands)
Assets
Cash and cash equivalents	$514	$893
Investment in subsidiaries	864,509	774,942
Due from subsidiaries	270	21,761
Other assets	1,513	57
Total assets	$866,806	$797,653
Liabilities and shareholders’ equity
Liabilities:
Accrued expenses	$1,645	$1,438
Senior debt	43,000	—
Junior subordinated debt	15,928	—
Notes payable to subsidiary	100,000	11,000
Due to subsidiaries	4,743	1,035
Other liabilities	—	140
Total liabilities	165,316	13,613
Commitments and contingent liabilities
Shareholders’ equity:
Common Shares	6	7
Additional paid-in capital	627,647	738,020
Retained earnings (deficit)	66,636	(701)
Accumulated other comprehensive income	7,201	46,446
Total parent shareholders’ equity	701,490	783,772
Non-controlling interest	—	268
Total shareholders’ equity	701,490	784,040
Total liabilities and shareholders’ equity	$866,806	$797,653

See accompanying notes.

SCHEDULE II
JAMES RIVER GROUP HOLDINGS, LTD AND SUBSIDIARIES
Condensed Financial Information of Registrant
Statements of Income and Comprehensive Income (Parent Company)
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Revenues:
Management fees from subsidiaries	$2,600	$2,528	$2,528
Total revenues	2,600	2,528	2,528
Expenses:
Other operating expenses	4,746	4,240	4,009
Other expenses	389	—	409
Interest expense	1,638	310	305
Total expenses	6,773	4,550	4,723
Income before equity in net income of subsidiaries	(4,173)	(2,022)	(2,195)
Equity in net income of subsidiaries	71,510	10,686	40,668
Net income	$67,337	$8,664	$38,473
Other comprehensive income:
Equity in other comprehensive earnings (losses) of subsidiaries	(39,245)	12,355	7,715
Total comprehensive income	$28,092	$21,019	$46,188

See accompanying notes.

SCHEDULE II
JAMES RIVER GROUP HOLDINGS, LTD AND SUBSIDIARIES
Condensed Financial Information of Registrant
Statements of Cash Flows (Parent Company)
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Operating activities
Net income	$67,337	$8,664	$38,473
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for depreciation and amortization	129	2	2
Share based compensation expense	647	1,012	1,962
Equity in undistributed earnings of subsidiaries	(71,510)	(10,686)	(40,668)
Changes in operating assets and liabilities	2,213	(66)	1,321
Net cash used in operating activities	(1,184)	(1,074)	1,090
Investing activities
Purchases of property and equipment	(3)	—	—
Net cash used in investing activities	(3)	—	—
Financing activities
Merger with subsidiary	217	—	—
Senior debt issuance	43,000	—	—
Subsidiary note issuance	100,000	11,000	—
Subsidiary note repayment	(11,000)	(7,000)	—
Contribution to subsidiary	(20,000)	(4,000)	—
Debt issue costs paid	(649)	—	—
Common share repurchases	(110,760)	—	—
Net cash provided by financing activities	808	—	—
Change in cash and cash equivalents	(379)	(1,074)	1,090
Cash and cash equivalents at beginning of period	893	1,967	877
Cash and cash equivalents at end of period	$514	$893	$1,967
Supplemental information
Interest paid	$1,970	$311	$306

See accompanying notes.

SCHEDULE II
JAMES RIVER GROUP HOLDINGS, LTD AND SUBSIDIARIES
Condensed Financial Information of Registrant
Notes to Condensed Financial Statements
1. Accounting Policies
Organization
James River Group Holdings, Ltd. is an exempted holding company registered in Bermuda, organized for the purpose of acquiring and managing insurance and reinsurance entities.
Basis of Presentation
The accompanying condensed financial statements have been prepared using the equity method. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.
Estimates and Assumptions
Preparation of the condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

SCHEDULE III
JAMES RIVER GROUP HOLDINGS, LTD AND SUBSIDIARIES
Supplementary Insurance Information
	Deferred Policy Acquisition Costs	Reserve for Losses and Loss Adjustment Expenses	Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and Loss Adjustment Expenses	Amortization of Policy Acquisition Costs	Other Operating Expenses	Net Written Premiums
	(in thousands)
December 31, 2013
Excess and Surplus Lines	$11,435	$378,967	$89,630	$141,826	$15,489	$57,250	$23,518	$41,053	$155,064
Specialty Admitted Insurance	949	58,906	7,500	17,908	2,601	12,066	2,212	9,710	18,169
Casualty Reinsurance	33,820	208,579	121,402	168,344	21,907	115,170	45,918	55,734	151,933
Corporate and Other	—	—	—	—	5,376	—	—	8,307	—
Total	$46,204	$646,452	$218,532	$328,078	$45,373	$184,486	$71,648	$114,804	$325,166
December 31, 2012
Excess and Surplus Lines	$9,022	$380,377	$74,782	$115,940	$18,080	$60,985	$22,270	$37,976	$123,483
Specialty Admitted Insurance	594	76,010	7,176	32,189	2,736	37,988	4,812	11,519	33,041
Casualty Reinsurance	39,720	253,334	157,097	216,439	23,605	165,523	61,495	70,065	195,785
Corporate and Other	—	—	—	—	(124)	—	—	7,324	—
Total	$49,336	$709,721	$239,055	$364,568	$44,297	$264,496	$88,577	$126,884	$352,309
December 31, 2011
Excess and Surplus Lines	$11,052	$368,785	$63,432	$101,099	$19,118	$49,017	$23,665	$31,813	$105,004
Specialty Admitted Insurance	1,196	66,633	5,551	37,918	3,775	37,009	5,965	10,004	44,414
Casualty Reinsurance	56,890	130,537	154,630	198,088	24,906	147,453	58,528	65,309	283,651
Corporate and Other	—	—	—	—	568	—	—	8,252	—
Total	$69,138	$565,955	$223,613	$337,105	$48,367	$233,479	$88,158	$115,378	$433,069

SCHEDULE IV
JAMES RIVER GROUP HOLDINGS, LTD AND SUBSIDIARIES
Reinsurance
	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
	(in thousands)
Year Ended December 31, 2013:
Excess and Surplus Lines Written Premiums	$192,394	$37,330	$—	$155,064	—
Specialty Admitted Insurance Written Premiums	19,213	2,425	1,381	18,169	7.6%
Casualty Reinsurance Written Premiums	—	3,597	155,530	151,933	102.4%
Total Written Premiums	$211,607	$43,352	$156,911	$325,166	48.3%
Year Ended December 31, 2012:
Excess and Surplus Lines Written Premiums	$158,654	$35,171	$—	$123,483	—
Specialty Admitted Insurance Written Premiums	35,302	3,668	1,407	33,041	4.3%
Casualty Reinsurance Written Premiums	—	100,783	296,568	195,785	151.5%
Total Written Premiums	$193,956	$139,622	$297,975	$352,309	84.6%
Year Ended December 31, 2011:
Excess and Surplus Lines Written Premiums	$131,007	$26,003	$—	$105,004	—
Specialty Admitted Insurance Written Premiums	43,545	500	1,369	44,414	3.1%
Casualty Reinsurance Written Premiums	—	31,249	314,900	283,651	111.0%
Total Written Premiums	$174,552	$57,752	$316,269	$433,069	73.0%

SCHEDULE V
JAMES RIVER GROUP HOLDINGS, LTD AND SUBSIDIARIES
Valuation and Qualifying Accounts
		Additions	Deductions
	Balance at Beginning of Period	Amounts Charged to Expense	Amounts Written Off or Disposals	Balance at End of Period
	(in thousands)
Year Ended December 31, 2013:
Allowance for doubtful accounts	$2,220	$459	$(978)	$1,701
Allowance for credit losses on bank loans	121	121	—	242
Total	$2,341	$580	$(978)	$1,943
Year Ended December 31, 2012:
Allowance for doubtful accounts	$1,940	$975	$(695)	$2,220
Allowance for credit losses on bank loans	591	121	(591)	121
Total	$2,531	$1,096	$(1,286)	$2,341
Year Ended December 31, 2011:
Allowance for doubtful accounts	$2,581	$659	$(1,300)	$1,940
Allowance for credit losses on bank loans	274	317	—	591
Total	$2,855	$976	$(1,300)	$2,531

SCHEDULE VI
JAMES RIVER GROUP HOLDINGS, LTD AND SUBSIDIARIES
Supplementary Information Concerning Property — Casualty Insurance Operations
	Year Ended December 31,
	2013	2012	2011
	(in thousands)
Deferred policy acquisition costs	$46,204	$49,336	$69,138
Reserve for losses and loss adjustment expenses	646,452	709,721	565,955
Unearned premiums	218,532	239,055	223,613
Net earned premiums	328,078	364,568	337,105
Net investment income	45,373	44,297	48,367
Losses and loss adjustment expenses incurred:
Current year	221,938	263,102	253,390
Prior year	(37,452)	1,394	(19,911)
Total losses and loss adjustment expenses incurred	184,486	264,496	233,479
Amortization of policy acquisition costs	71,648	88,577	88,158
Paid losses and loss adjustment expenses, net of reinsurance	191,410	207,348	178,311
Net written premiums	325,166	352,309	433,069

11,000,000 Shares

Common Shares
PROSPECTUS

Joint Book-Running Managers
Keefe, Bruyette & Woods	UBS Investment Bank	FBR	BMO Capital Markets
A Stifel Company
Co-managers
KeyBanc Capital Markets	SunTrust Robinson Humphrey	Scotiabank

December 11, 2014